As filed with the Securities and Exchange Commission on March 17, 2017
File No. 333-214404
811-21250
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
--------------------------------
FORM N-6
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
Pre-effective Amendment 1
REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940
Amendment No. 41
Allstate Life of New York Variable Life Separate Account A
(Exact Name of Registrant)
ALLSTATE LIFE INSURANCE COMPANY OF NEW YORK
(Name of Depositor)
878 Veteran's Memorial Highway
Suite 400
Hauppauge, New York 11788
631-357-8920
(Address of Depositor's principal executive offices)
CT Corporation
208 South LaSalle Street
Suite 814
Chicago, IL 60604
(312) 345-4320
(Name, Address and Telephone Number of Agent for Service)
Copy to:
JAN FISCHER-WADE, ESQUIRE
ALLSTATE LIFE INSURANCE COMPANY OF NEW YORK
2920 SOUTH 84TH STREET
LINCOLN, NE 68506
Approximate date of proposed public offering: As soon as practicable after the effective date of this registration statement.
The Registrant hereby amends this registration statement on such dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.
The Registrant has registered an indefinite amount of securities under the Securities Act of 1933 pursuant to Section 24 of the Investment Company Act of 1940.

Allstate FutureVest VULSM Variable Adjustable Life Prospectus
Individual Flexible Premium Variable Adjustable Life Insurance Policies

Issued by:
Allstate Life Insurance Company of New York

In connection with:
Allstate Life of New York Variable Life Separate Account A

Street Address:
3075 Sanders Road
Northbrook, IL 60062-7127

Mailing Address:
P.O. Box 660191
Dallas, TX 75266-0191

Telephone Number:
1-800-268-5619

Fax Number:
1-866-628-1006

This Prospectus describes information you should know before you purchase the Allstate FutureVest VULSM Individual Flexible Premium Variable Adjustable Life Insurance Policy. Please read it carefully and retain it for your records.

This Policy is designed to provide both life insurance protection and flexibility in connection with Premium payments and Death Benefits. Subject to certain restrictions, you may vary the frequency and amount of Premium payments and increase or decrease the level of life insurance benefits payable under the Policy. In addition, it may not be advantageous for you to replace existing insurance coverage or buy additional insurance coverage if you already own a variable life insurance policy.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THESE SECURITIES OR DETERMINED THE ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this Prospectus is June 30, 2017.

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Table of Contents

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THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFERING IN ANY JURISDICTION IN WHICH SUCH OFFERING MAY NOT BE LAWFULLY MADE. ALLSTATE LIFE INSURANCE COMPANY OF NEW YORK DOES NOT AUTHORIZE ANY INFORMATION OR REPRESENTATIONS REGARDING THE OFFERING DESCRIBED IN THIS PROSPECTUS OTHER THAN AS CONTAINED IN THIS PROSPECTUS.
Capitalized terms used in this prospectus are defined where first used or in the Glossary beginning on page 41 of this prospectus.

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Summary
Description of the Policy and Policy Benefits
1.What is a Flexible Premium Variable Adjustable Life Insurance Policy?
Your Policy is designed to be flexible to meet your specific life insurance needs. Your Policy has a Death Benefit, Policy Value (both terms defined below) and other features of life insurance providing fixed benefits. Your Policy is a “flexible premium” policy because you have a great amount of flexibility in determining when and how much Premium you want to pay. Your Policy is a “variable” policy because the Death Benefit and Policy Value may vary according to the investment performance of the Sub-Accounts to which you have allocated your Premiums. The Policy provides you with an opportunity to take advantage of any increase in your Policy Value but you also bear the risk of any decrease. This Policy may lapse even if planned payments are paid, due to the fact that current cost of insurance and interest rates are not guaranteed, Policy loans and partial withdrawals may be taken, you may make changes in the Death Benefit Option, and you may request changes to the Face Amount.
2.What are the Premiums for this Policy?
You have considerable flexibility as to the timing and amount of your Premiums. You have a required first year Premium for your Policy, which is based on your Policy’s Face Amount and the Insured’s age, sex and risk class. You do not have to pay the required Premium after the first Policy Year. However, to take advantage of the Safety Net Premium feature (discussed below), you must pay the cumulative Safety Net Premiums due. Otherwise, you may pay any level of Premium, as long as the Premium would not cause your Policy to lose its status as a life insurance contract under the Tax Code. For more information, please see “Purchase of Policy and Premiums” on page 10 and “Federal Taxes” beginning on page 31.
You also may establish a planned periodic Premium. You are not required to pay the planned periodic Premium and we will not terminate your Policy merely because you did not. This Policy may lapse even if planned payments are paid, due to the fact that current cost of insurance and interest rates are not guaranteed, Policy loans and partial withdrawals may be taken, you may make changes in the Death Benefit Option, and you may request changes to the Face Amount.
If you pay more Premium than permitted under section 7702A of the Tax Code, your Policy would be classified as a modified endowment contract, which would affect the federal income tax treatment of loans and withdrawals. For more information, see “Federal Taxes — Modified Endowment Contracts” on page 32.
3.What is the Safety Net Premium Feature?

Unless otherwise required by your state, we agree to keep the Policy (including any riders) in force for a specified period, regardless of the investment performance of the Sub-Accounts, as long as your total Premiums paid (as reduced to reflect withdrawals and Policy Debt) at least equals the sum of monthly Safety Net Premiums on or before the Safety Net Premium guarantee expiry date shown in your Policy. If the Insured is age 60 or less at the Issue Date, the specified period is the first twenty Policy Years. If the Insured is age 61 to 75 at the Issue Date, it runs from the Issue Date until the next Policy Anniversary after the Insured’s 80th birthday. If the Insured is over age 75 at the Issue Date, it runs from the Issue Date until five years after the issue date. For additional discussion, see “Purchase of Policy and Premiums — Safety Net Premium” on page 11.
When the Safety Net Premium is not in effect, your Policy remains in force as long as the Net Surrender Value is large enough to pay the charges on your Policy as they come due. For more detail please see “Lapse and Reinstatement” on page 26.
4.How is my Policy Value Determined?
Your Premiums are invested in one or more of the Sub-Accounts or allocated to the Fixed Account, as you instruct us. Your Policy Value is the sum of the values of your interests in the Sub-Accounts of the Separate Account, plus the values in the Fixed Account and the Loan Account. Your Policy Value depends on the investment performance of the Sub-Accounts and the amount of interest we credit to the Fixed Account, as well as the Net Premiums paid, partial withdrawals, and charges assessed. We have summarized the charges imposed under the Policy in “Fee Tables” and described them in more detail in “Charges and Deductions” on page 27. For additional discussion of your Policy Value, please see “Policy Value” on page 12.
5.What are the Investment Choices for this Policy?
The Policy currently offers multiple investment options. You may invest in up to twenty-one (21) Sub-Accounts or twenty (20) Sub-Accounts plus the Fixed Account. Each Sub-Account invests in a single Portfolio. See “Investment and Fixed Account Options — The Sub-Accounts and the Portfolios” on page 16 for a listing of the Sub-Accounts currently available under the Policy. We also offer a Fixed Account option. You may transfer money among your investment choices, subject to restrictions. Please see “Risks of the Policy” on page 6 and “Transfers — Trading Limitations” on page 15.
As a Policy Owner you may also elect to participate in the asset allocation program for no additional charge. Asset allocation is the process by which your Policy Value is invested in different asset classes in a way that matches your

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risk tolerance, time horizon, and investment goals. By spreading your Policy Value across a range of asset classes, you may, over time, be able to reduce the risk of investment volatility and potentially enhance returns.
If you elect to participate in this program, you may select one of the currently available Morningstar ETF Allocation Series Portfolios. The Portfolios represent five different investment styles: Conservative, Income and Growth, Balanced, Growth, and Aggressive Growth. Each of the Morningstar ETF Allocation Series Portfolios is designed to meet the investment goals of the applicable investment style.
We recommend that you consult with your sales representative and obtain and read the prospectus for the Morningstar ETF Allocation Series carefully before participating in the asset allocation program. Asset allocation does not guarantee a profit or protect against loss in a declining market.
6.How are my Premiums and Policy Value Allocated?
Before your Premiums are allocated to the Policy Value, we deduct a Premium Expense Charge of 6.00%. For more detail, see “Charges and Deductions” on page 27. The amount remaining after the deduction of the Premium Expense Charge is called the Net Premium.
When you apply for the Policy, you specify in your application how to allocate your Net Premiums. You may change your allocations at any time by notifying us in writing at the address on the front cover of this Prospectus. See “Purchase of Policy and Premiums — Allocation of Premiums” on page 12.
Generally, we allocate your initial Premiums to the Sub-Accounts and the Fixed Account when we have received your Premium and underwriting approval. We reserve the right, however, to delay the allocation of your initial Premium to the Sub-Accounts as described in “Purchase of Policy and Premiums — Allocation of Premiums” on page 12. Furthermore, if there are outstanding requirements, your Premiums are not allocated until you satisfy those requirements. We generally allocate your other Premiums to the Sub-Accounts and the Fixed Account as of the date we receive your Premiums in our home office. However, we reserve the right to delay the allocation of any Premium that requires underwriting. In cases where premium allocations are delayed due to outstanding requirements, the premium is held in an account without interest until the policy can be issued.
If the Policy is a non-replacement, during the free-look period all Premiums will be allocated to a Fixed Account. If you cancel your Policy during this period, all payments less any Policy Debt and/or withdrawals will be returned to you. If the Policy is a replacement of an existing policy or contract and you cancel your Policy during the free-look period, we pay you an amount equal to any net premium allocated to the Fixed Account; plus, the value of the amount allocated to any Separate Accounts, as calculated on the date the returned Policy is received by us or our agent; plus, any premium expense charges, policy fees, or other charges deducted under the Policy. The refund will be reduced by any withdrawals taken and any outstanding Policy Debt.

7.May I Transfer Policy Value Among the Sub- Accounts and the Fixed Account?
You may transfer Policy Value among the Sub-Accounts and the Fixed Account by writing to or calling us at 1-800-268-5619. While you also may transfer amounts from the Fixed Account, certain restrictions may apply. While we currently are waiving the transfer fee, we reserve the right under your Policy to charge a transfer fee on certain transfers. See “Transfers” on page 13.
In addition, you may use our automatic Dollar Cost Averaging Program or our Portfolio Rebalancing Program, though you may not use both at the same time. For additional information, please see “Transfers - Dollar Cost Averaging” on page 14.
8.What are the Death Benefit Options?
While your Policy is in force, we will pay a Death Benefit to the Beneficiary upon the death of the Insured. The Policy provides for two Death Benefit options you may choose between while the Insured is alive. Under Option 1, the Death Benefit is equal to the greater of your Policy’s Face Amount or the Policy Value multiplied by a specified percentage. Under Option 2, the Death Benefit is equal to the greater of your Policy’s Face Amount plus the Policy Value on the Insured’s date of death or the Policy Value multiplied by a specified percentage. Decreases in the Policy Value never cause the Death Benefit to be less than the Face Amount. Before we pay the Death Benefit to the Beneficiary, however, we subtract an amount sufficient to repay any outstanding Policy Debt and to pay any due and unpaid charge. For additional information, please see “Policy Loans” on page 23 and “Death Benefits and Optional Insurance Benefits” on page 21.
9.How is the Death Benefit paid?
While the Policy is in force and when the Insured dies, we pay a Death Benefit to your Beneficiary. Your Beneficiary may choose to receive the proceeds of the Policy in the form of a single payment or over a period under an optional payment plan. The Death Benefit proceeds are reduced by any amount you owe us, such as outstanding loans, loan interest or unpaid charges. The proceeds may be increased if, for example, you have added a rider that provides an additional benefit. We determine the amount of the Death Benefit proceeds as of the end of the Valuation Period during which the Insured dies. We usually pay the Death Benefit proceeds within seven days after we have received due proof of death and all other requirements we deem necessary have been satisfied.
10.Can I Increase or Decrease my Policy’s Face Amount?

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Yes, you have considerable flexibility to increase or decrease your Policy’s Face Amount. You may request an increase and/or a decrease after the first Policy Year by sending a written request to us. Your requested increase must be at least $10,000. If you request an increase, you must provide evidence of insurability to us that meets our standards. An increase in the Face Amount increases the charges deducted from your Policy Value. You may not decrease the Face Amount of your Policy below
$100,000. We do not permit a Face Amount change if the Policy is in the Grace Period. For more detail, see “Death Benefits and Optional Insurance Benefits — Change to Face Amount” on page 22. In addition, modifying your Policy’s Face Amount might have tax ramifications. For an additional discussion, please see “Federal Taxes” on page 31.
11.Do I have Access to the Value of my Policy?
Yes. You may surrender your Policy at any time for its Net Surrender Value. Upon surrender, life insurance coverage under your Policy ends. We may subtract a surrender charge from your surrender proceeds during the first ten Policy Years and the first ten years following an increase to the Face Amount. For more information concerning the calculation of surrender charges, see “Charges and Deductions — Surrender Charge” on page 29.
You also may withdraw part of your Policy Value through a partial withdrawal, which must equal at least $250. In addition, the maximum partial withdrawal amount may not reduce the Face Amount below $25,000. For more detail, see “Surrenders and Withdrawals” on page 24.
Surrenders and withdrawals may have tax consequences. For an additional discussion, please see “Risks of the Policy” on page 6 and “Federal Taxes — Taxation of Policy Benefits” on page 31.
12.May I Take out a Policy Loan?
You may borrow money from us using your Policy as security for the loan. The maximum loan amount is equal to 75% of the Surrender Value so long as the Net Surrender Value after the loan is taken is sufficient to cover the most recent total monthly deduction times 3. Other restrictions may apply if your Policy is issued in connection with a Qualified Plan, however, currently we do not permit policies to be issued to Qualified Plans. For more detail, see “Policy Loans” on page 23. For a discussion regarding the possible tax consequences of loans, see “Federal Taxes” on page 31.
13.Can I Cancel my Policy?
If the Policy is a non-replacement, you may cancel your Policy by returning it to us within thirty (30) days after you receive it. During this period, all Premiums will be allocated to a Fixed Account. If you cancel your Policy during this period, all payments less any Policy Debt and/or withdrawals will be returned to you. If the Policy is a replacement of an existing policy or contract and you cancel your Policy by returning it to us within sixty (60) days after you receive it, we pay you an amount equal to any net premium allocated to the Fixed Account; plus, the value of the amount allocated to any Separate Accounts, as calculated on the date the returned policy is received by us or our agent; plus, any premium expense charges, policy fees, or other charges deducted under the Policy. The refund will be reduced by any withdrawals taken and any outstanding Policy Debt. If you return your Policy, the Policy terminates. Your Policy contains specific information about your free-look rights. For more information, see “Cancellation Rights -Free-Look Period,” on page 27.

Risks of the Policy
1.Is my Policy Value Guaranteed?
Your Policy Value is not guaranteed. However, the payment of the Death Benefit may be guaranteed under the Safety Net Premium feature. The value of your Policy fluctuates with the performance of the investment options you choose. Your investment options may not perform to your expectations. Your Policy Values in the Sub-Accounts may rise or fall depending on the performance of the Portfolios in which the Sub-Accounts invest and the charges under your Policy. For more detail, please see “The Portfolios and Associated Risks”on page 7 and “Investment and Fixed Account Options” on page 16. In addition, a guarantee with respect to interest rate applies only to the Fixed Account investment option.
2.Is this Policy Suitable for Short-Term Savings?
No, you should not purchase the Policy if you may need to access the Policy Value within a short time. Because the Policy is designed to provide benefits on a long-term basis, before purchasing a Policy for a specialized purpose, you should consider whether the long-term nature of the Policy is consistent with the purpose for which it is being considered.
3.Can my Policy Lapse?
Your Policy could terminate if the value of your Policy becomes too low to support the Policy’s monthly charges and the Safety Net Premium feature is not in effect. If this occurs, we notify you in writing. You will then have a 61-day Grace Period to pay additional amounts to prevent your Policy from terminating. We will send a written notice to you and any assignee of record at least 30 days before the end of the grace period. See “Lapse and Reinstatement” on page 26. If you have any outstanding Policy Loans when your Policy lapses, you may have taxable income as a result. See “Federal Taxes” on page 31.
4.Are There Risks Involved with Specialized Uses of the Policy?
Because the Policy provides for an accumulation of Policy Values as well as Death Benefit, you may wish to use it for various individual and business planning purposes. Purchasing the Policy in part for such purposes may involve

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certain risks. For example, if the investment performance of the Sub-Accounts is poorer than expected or if sufficient Premiums are not paid, the Policy may lapse or may not accumulate sufficient Policy Value to fund the purpose for which you purchased the Policy. Withdrawals and Policy Loans may significantly affect current and future Policy Value, Surrender Value or Death Benefit proceeds. The Policy is designed to provide benefits on a long-term basis. Before purchasing a Policy for a specialized purpose, you should consider whether the long-term nature of the Policy is consistent with the purpose for which it is being considered. In addition, using a Policy for a specialized purpose may have tax consequences. See “Federal Taxes” on page 31.
5.What are the Limitations on Withdrawal?
As noted above, the minimum withdrawal amount permitted is $250, and maximum partial withdrawal amount may not reduce the Face Amount below $25,000. After a partial withdrawal, the Net Surrender Value must be sufficient to cover the last monthly deduction times three.
While the surrender charge does not apply to partial withdrawals, we impose the lesser of 2% of the amount withdrawn, or $25 on each withdrawal. Please note that withdrawals reduce your Policy’s Death Benefit, See “Partial Withdrawals” on page 25. In addition, withdrawals may have tax consequences. See “Federal Taxes” on page 31.
6.What are the Limitations on Transfer?
We reserve the right to limit the size of transfers and remaining balances, and to limit the number and frequency of transfers among your investment options and the Fixed Account. In addition, while we currently are not charging a transfer fee, the Policy gives us the right to impose a transfer fee of up to $10 in certain circumstances. We reserve the right to limit transfers in any Policy Year, or to refuse any transfer request for a Policy Owner or certain Policy Owners. For example, we reserve the right to limit excessive trading and transfers that would disadvantage Policy Owners or have a detrimental effect on Accumulation Unit Values or the share price of any Portfolio. See “Transfers — Trading Limitations” on page 15.
7.What are the Limitations or Charges on Surrender of the Policy?
You may surrender your Policy at any time. We deduct a surrender charge from the surrender proceeds. The surrender charge is calculated as described in “Charges and Deductions — Surrender Charge” on page 29. While the amount of the surrender charge decreases over time, it may be a substantial portion or even exceed your Policy Value. In the event the Surrender Charge exceeds the Policy Value, the amount we deduct upon surrender is limited to the Policy Value. In addition, the surrender of your Policy may have tax consequences. See “Federal Taxes” on page 31.

8.What are the Risks of Taking a Policy Loan?
Taking a loan from your Policy may increase the risk that your Policy will lapse, may prevent you from satisfying the Safety Net cumulative premium requirements, will have a permanent effect on your Policy Value and will reduce the Death Proceeds. In addition, if your Policy is a modified endowment contract for tax purposes, taking a Policy Loan may have tax consequences. See “Federal Taxes — Modified Endowment Contracts” on page 32.
9.What are the Tax Consequences of Buying this Policy?
Your Policy is structured to meet the definition of a life insurance contract under the Tax Code. We may need to limit the amount of Premiums you pay under the Policy to ensure that your Policy continues to meet that definition.
Current federal tax law generally excludes all Death Benefits from the gross income of the beneficiary of a life insurance policy. In addition, you generally are not subject to taxation on any increase in the Policy Value until it is withdrawn. Generally, you are taxed on surrender proceeds and the proceeds of any partial withdrawals only if those amounts, when added to all previous distributions, exceed the total Premiums paid. Amounts received upon surrender or withdrawal in excess of Premiums paid are treated as ordinary income.
Special rules govern the tax treatment of life insurance policies that meet the federal definition of a modified endowment contract. Depending on the amount and timing of your Premiums, your Policy may meet that definition. Under current tax law, Death Benefit payments under modified endowment contracts, like Death Benefit payments under other life insurance contracts, generally are excluded from the gross income of the beneficiary. Withdrawals and policy loans, however, are treated differently. Amounts withdrawn and policy loans are treated first as income, to the extent of any gain, and then as a return of Premium. The income portion of the distribution is includible in your taxable income. In addition, an additional 10% federal penalty tax is generally imposed on the taxable portion of amounts received before age 59½. We will not accept any Premium that would cause the Policy not to qualify as a life insurance contract under the Tax Code. For more information on the tax treatment of the Policy, see “Federal Taxes” on page 31.
The death benefit of life insurance policies that were transferred for value may be subject to ordinary income taxes. Estate taxes may apply. Consult your tax advisor for additional information.

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The Portfolios And Associated Risks
1.What is a Portfolio?
Each of the Sub-Accounts invests in the shares of one of the Portfolios. Each Portfolio is either an open-end management investment company registered under the Investment Company Act of 1940 (“1940 Act”) or a separate investment series of an open-end management investment company. Each Portfolio holds its assets separate from the assets of the other Portfolios, and each Portfolio has its own distinct investment objective and policies, which are described in the Prospectuses for the Portfolios. Each Portfolio operates as a separate investment fund, and the income, gains and losses of one Portfolio generally have no effect on the investment performance of any other. Under the Policy, the Sub-Accounts currently invest in the Portfolios set forth in this Prospectus. For an additional discussion of the Portfolios, please see “Investment and Fixed Account Options — The Sub-Accounts and the Portfolios” on page 16.
2.What are the Risks of the Portfolios?

We do not promise that the Portfolios will meet their investment objectives. Amounts you have allocated to Sub-Accounts may grow in value, decline in value or grow less than you expect, depending on the investment performance of the Portfolios in which those Sub-Accounts invest. You bear the investment risk that those Portfolios possibly will not meet their investment objectives. A description of each Portfolio’s investment policies and a comprehensive statement of each Portfolio’s risks may be found in its Prospectus. For additional information, please see “Investment and Fixed Account Options — The Sub-Accounts and the Portfolios” on page 16.
3.How can I Learn More about the Portfolios?
You should read the Portfolios’ current Prospectuses for detailed information concerning their investment objectives and strategies, and their investment risks. You should read the Portfolios’ Prospectuses before allocating amounts to the Sub-Accounts. If you do not have a Prospectus for a Portfolio, please contact us at the number listed on the first page of this Prospectus and we will send you a copy.

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Fee Tables
The following tables describe the fees and expenses that you pay when buying, owning and surrendering the Policy. The first table describes the maximum fees and expenses that you pay at the time that you buy or surrender the Policy or transfer funds between investment options.

Charge	When Charge is Deducted	Amount Deducted
Premium Expense Charge (1)	When you pay a Premium.	6% of the Premium amount.
Surrender Charge (per $1000 of Face Amount) (2)	When you surrender your Policy during the first 10 Policy Years.	Maximum: $47.49 per $1000 Minimum: $4.48 per $1000
Initial Surrender Charge for 45 year-old male non-smoker, $120,000 Face Amount		$20.88 per $1000
Partial Withdrawal Service Fee (3)	When you make a withdrawal.	The lesser of 2% of amount withdrawn or $25.00
Transfer Fee (4)	Second and each subsequent transfer in each calendar month.	$10.00 maximum; $0 current
Loan Interest Rate (5)(6)	When you have a Policy Loan	Interest Rate on Preferred Loans 2% Interest Rate on Standard Loans 3%

(1)	New York does not assess state premium taxes.

(2)
The initial amount of the surrender charge generally equals the Initial Face Amount of your Policy multiplied by the applicable rate per thousand dollars of Face Amount. The applicable rate depends on the Insured’s age at issue, sex, status as a smoker and appropriate surrender charge percentage for the Policy Year in which the surrender occurs. An additional surrender charge applies to Face Amount increases. The surrender charge shown in the table above may not be representative of the charge you would pay. Surrenders are not assessed a partial withdrawal fee. For more information about the surrender charge that would apply to your Policy, please contact us at the address or telephone number shown on the first page of this Prospectus or contact your agent.

(3)	A Surrender Charge is not assessed on a partial withdrawal.

(4)
Currently, we are waiving this fee. The underlying Portfolios are authorized by SEC regulation to adopt and impose redemption fees of up to 2% of the amount transferred if a Portfolio’s Board of Directors determines that such fees are necessary to minimize or eliminate short-term transfer activity. Currently, none of the Portfolios are imposing redemption fees. For more information see Short Term Trading Fees on page 16.

(5)
When we make a Policy Loan, we transfer to the Loan Account a portion of the Policy Value equal to the loan amount. The amounts allocated to the Loan Account are currently credited with interest at 2%. For more information, see “Policy Loans” on page 23.

(6)	Upon expiration of the initial surrender charge period, all new and existing loans will be treated as preferred loans.
The table below describes the fees and expenses that you pay periodically during the time that you own the Policy, not including the Portfolio fees and expenses. Each of these fees is calculated monthly and deducted from your Policy Value as part of the Monthly Deduction.

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Charge	When Charge is Deducted	Amount Deducted
Cost of Insurance Charge (per $1000 Net Amount at Risk) (1)	Monthly
Maximum and Minimum COI Charge among all possible insureds:		Guaranteed: Maximum: $83.33 per $1000. Minimum: $0.01 per $1000.	Current: Maximum: $83.33 per $1000 Minimum: $0.01 per $1000.
COI Charge for a 45-year old Male Non-Smoker, $120,000 Face Amount, at issue		Guaranteed: $0.16 per $1000.	Current: $0.16 per $1000.
Administrative Expense Charge (tiered charge based upon per $1000 Initial Face Amount) (2)	Monthly during the first 30 Policy Years	Guaranteed Monthly rate: Same as current	Current rate: Maximum: $0.35 per $1000 Minimum: $0.06 per $1000
Administrative Charge for a 45-year old Male Non-Smoker, $120,000 Face Amount, at issue		$0.16 per $1000 on the first $100,000 $0.06 per $1000 on the amount over $100,000
Policy Fee	Monthly	Guaranteed: $15.00	Current: $11.00
Mortality and Expense Risk Charge (as a percentage of total monthly Subaccount Value)	Monthly	Guaranteed Rate: Policy Years 1-10: 0.08% Policy Years 11+: 0.04%	Current Rate: Policy Years 1-10: 0.06% Policy Years 11+: 0.03%

(1)
The cost of insurance charge varies based on individual characteristics such as the age, Policy Year, underwriting class, Face Amount and sex of the Insured. We determine the current cost of insurance rates, but we guarantee that we will never charge you a higher cost of insurance rate than the guaranteed rate shown in your Policy. We calculate a separate cost of insurance charge for any increase in the Face Amount based on the Insured’s circumstances at the time of the increase. For more information about the calculation of the Net Amount at Risk and the cost of insurance charges, see “Charges and Deductions” on page 27. Net Amount at Risk is defined as (a) — (b), where (a) is the Death Benefit as of the prior Monthly Activity Day divided by 1.0032737; and (b) is the Policy Value as of the prior Monthly Activity Day.

The cost of insurance charge shown in the table above may not be representative of the charge you would pay. For more information about the cost of insurance charge that would apply to your Policy, please contact us at the address or telephone number shown on the first page of this Prospectus or contact your agent.

(2)	The current monthly rate for Face Amounts in excess of $100,000 is $0.06 per $1,000.
We currently do not deduct a separate charge against the Separate Account for income taxes. In the future, however, we may impose such a charge if, in our sole discretion, we determine that we will incur a tax from the operation of the Separate Account.

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OPTIONAL BENEFIT CHARGES
Currently, we are offering the following optional riders. The charges for the riders you select are deducted monthly from your Policy Value as part of the Monthly Deduction or as noted. You may not be eligible for all optional Riders shown below. The benefits provided under each rider are summarized in “Optional Insurance Benefits” beginning on page 22 below:

TRANSACTION FEES
Charge	When Charge is Deducted	Amount Deducted
Children’s Level Term Rider (per $5,000 unit of coverage)	Monthly	$2.50 per unit per month
Accidental Death Benefit Rider (per $1,000 of benefit amount) (1)	Monthly
Maximum and minimum COI Charge among all possible insureds:		Maximum COI: $0.13 per $1,000 Minimum COI: $0.08 per $1,000
COI charge for a 45-year old Male Non-Smoker, $120,000 face amount, at issue:		COI: $0.10 per $1,000
Continuation of Payment Rider (per $100 of benefit amount) (2)	Monthly
Maximum and minimum COI Charge among all possible insureds:		Maximum COI: $1.54 per $100 Minimum COI: $0.25 per $100
COI charge for a 45-year old Male Non-Smoker, $120,000 face amount, at issue:		COI: $0.64 per $100
Guaranteed Insurability Rider (3)	Monthly
Minimum and maximum COI Charge among all possible insureds:		Maximum COI: $0.12 per $1,000 Minimum COI: $0.07 per $1,000
COI Charge for 30-year old:		COI: $0.11 per $1,000
Accelerated Death Benefit Rider, Terminal Illness	When Benefit Elected	$150
Overloan Protection Rider	When Benefit Elected	4.5% of Policy Value

(1)
The applicable charge depends on the Insured’s age when the Rider is added to your Policy. The charge shown in the table above may not be representative of the charge you would pay. For more information about the charge that would apply to your Rider, please contact us at the address or telephone number shown on the first page of this Prospectus, or contact your agent.

(2)
The applicable charge depends on the Insured’s sex and age when the Rider is added to your Policy. The charge shown in the table above may not be representative of the charge you would pay. For more information about the charge that would apply to your Rider, please contact us at the address or telephone number shown on the first page of this Prospectus, or contact your agent.

(3)
The Guaranteed Insurability Rider can be elected only at Policy issue for insureds 38 years old and younger. The applicable charge depends on the Insured’s age at issue. For more information about the charge that applies to your Rider, please contact us at the address or telephone number shown on the first page of this Prospectus, or contact your agent.

Portfolio Annual Expenses ( as a percentage of Portfolio average daily net assets)

The next table shows the minimum and maximum total operating expenses charged by the Portfolios that you may pay periodically during the time that you own the Policy. Advisors and/or other service providers of certain Portfolios may have agreed to waive their fees and/or reimburse Portfolio expenses in order to keep the Portfolios’ expenses below specified limits. The range of expenses shown in this table does not show the effect of any such fee waiver or expense reimbursement. More detail concerning each Portfolio’s fees and expenses appears in the prospectus for each Portfolio.

	Minimum	Maximum
Total Annual Operating Expenses(1) (expenses that are deducted from Portfolio assets, which may include management fees, distribution and/or service (12b-1) fees, and other expenses)	0.10%	1.10%

(1)	Expenses are shown as a percentage of Portfolio average daily net assets (before any waiver or reimbursement) as of December 31, 2016.

11 Prospectus

Purchase of Policy and Premiums
Application for a Policy. You may apply to purchase a Policy by submitting a written application to us at the address given on the first page of this Prospectus. The maximum issue age is 80. The minimum Face Amount for a Policy is $100,000. Before we issue a Policy, we require you to submit evidence of insurability satisfactory to us. Acceptance of your application is subject to our underwriting rules. We reserve the right to reject your application for any lawful reason. If we do not issue a Policy to you, we return your Premium to you. We reserve the right to change the terms or conditions of your Policy to comply with changes in the applicable law. This Prospectus describes all material features of the Policy including all material variations.

We issue your Policy when we have determined that your application meets our underwriting requirements. We apply our customary underwriting standards to the proposed Insured. If on the Issue Date there are outstanding requirements, we will allocate your Premium when all requirements have been met. An example of an outstanding requirement is an amendment to your application that requires your signature. We commence coverage of the Insured under the Policy, on the later of: (i) the Issue Date, (ii) the date that we receive your first Premium, or (iii) the date that all underwriting requirements have been met.

If you pay a Premium with your application, we provide you with up to $1,000,000 of temporary conditional insurance if you meet all of the terms of the Temporary Insurance Agreement. The Temporary Insurance Agreement provides coverage during the underwriting of your application but only if you meet its requirements, including you are free of certain excluded medical conditions. This temporary conditional coverage starts when you complete your application and pay the first Premium, unless a medical exam or lab test results are required. In that event, temporary conditional coverage starts when all medical exams have been completed and lab specimens provided. The Issue Date determines Monthly Activity Days, Policy Months, and Policy Years.
Premium Payments. During the first Policy Year, you must pay an amount at least equal to the required Premium shown in your Policy. You may also make a Monthly Automatic Payment.

You may pay additional Premium at any time, and in any amount, as long as your Premium would not cause your Policy to lose its status as a life insurance contract under the Tax Code, as explained in “Federal Taxes” beginning on page 31. Premiums must be sent to us at our address on the first page. Unless you request otherwise in writing, we treat all payments received while a Policy loan exists as new Premium.

Your Policy also shows a planned periodic Premium amount; however, you are not required to pay the planned periodic Premiums. You set the planned periodic Premium when you purchase your Policy. Your Policy will not lapse because you did not pay a planned periodic Premium.

Even if you pay all of the planned periodic Premiums, your Policy nevertheless may enter the Grace Period and thereafter lapse if you have not paid the required Safety Net Premium amount and the Net Surrender Value is no longer enough to pay the Monthly Deductions. Please see the “Safety Net Premium” discussion just below. Yet, paying planned periodic Premiums will generally provide greater benefits than if a lower amount of Premium is paid.

Premium Limits. Before we accept any Premium that would require an increase in the net amount at risk under the Policy, you first must provide us with evidence of insurability. The Tax Code imposes limits on the amount of Premium that can be contributed under a life insurance contract. If you exceed this limit, your Policy would lose its favorable federal income tax treatment under the Tax Code. Accordingly, we will not accept any Premium that would cause your Policy to exceed this limit, unless you increase the Face Amount of your Policy appropriately. To obtain this increase, you must submit a written request to us and provide evidence of insurability meeting our then current underwriting standards. Otherwise, we will only accept the portion of your Premium that would cause your total Premiums to equal the maximum permitted amount and we will return the excess to you. In addition, we will not accept any additional Premium from you until we can do so without exceeding the limit set by the Tax Code.

Paying too much Premium also could cause your Policy to be treated as a “modified endowment contract” for federal income tax purposes. See “Modified Endowment Contracts” at page 32 below for more information.

Safety Net Premium. The Safety Net Premium feature can enable you to keep your Policy (including any riders) in force during a specified period regardless of changes in the Policy Value. If the Insured is age 60 or less at the Issue Date, the specified period is the first 20 Policy Years. If the Insured is age 61 to 75 at the Issue Date, it runs from the Issue Date until the next Policy Anniversary after the Insured’s 80th birthday. If the Insured is over age 75 at the Issue Date, it runs from the Issue Date until five years after the Issue Date.

Ordinarily, your Policy enters the Grace Period and may lapse if the Net Surrender Value is not sufficient to pay a Monthly Deduction when it is due. For additional discussion of lapse, please see “Lapse and Reinstatement” on page 26. Under the Safety Net Premium feature, however, we guarantee that, regardless of declines in your Policy Value, your Policy will not enter the Grace Period if your total Premiums paid since the Issue Date, less any

12 Prospectus

partial withdrawals and outstanding Policy Loans, are greater than the monthly Safety Net Premium amount times the number of months since the Issue Date.

During the first Policy Year, the Safety Net Premium amount is the minimum Premium required in order to issue the Policy. In subsequent years, the Safety Net Premium is the same as that of the first year provided there are no changes made to your Policy. As a result, if you pay your required Premium on a timely basis, the Safety Net Premium feature remains in effect. Because the Safety Net Premium feature covers optional Riders, adding optional Riders to your Policy increases your Safety Net Premium amount. Face amount increases or decreases, partial withdrawals, and death benefit option changes may also affect the monthly Safety Net Premiums.

If at any time your total Premiums, less partial withdrawals and Policy Debt, are less than the product of the monthly Safety Net Premium times the number of Policy Months since the Issue Date, the Safety Net Premium guarantee ends. We will notify you and you will be given 61 days to satisfy any shortfall. If such payments are not made during this period, the Safety Net Premium provision will terminate. The Safety Net Premium feature can be reinstated at any time before the Safety Net expiry date if total premium payments received, less partial withdrawals and policy debt are greater than the sum of the required monthly safety net premiums. For more detail about the circumstances in which the Policy will lapse, see “Lapse and Reinstatement” on page 26.

The following are examples of how the Safety Net Premium may change as a result of changes in your Policy:

Base Policy	Monthly Safety Net Premium
Face Amount $250,000, 45 Male Non-Smoker, Death Benefit Option 1, no riders	$211.88
Changes to Base Policy
Increase Face Amount to $300,000 in year 5	$263.92
Decrease Face Amount to $200,000 in year 5	$169.50
Partial Withdrawal of $3,000 in year 5	$209.34
Modified Endowment Contracts. Under certain circumstances, a Policy could be classified as a “modified endowment contract,” which is a category of life insurance contract defined in the Tax Code. If your Policy were to become a modified endowment contract, distributions and loans from the Policy could result in current taxable income for you, as well as other adverse tax consequences. These tax consequences are described in more detail in “Federal Taxes — Modified Endowment Contracts.”

Your Policy could be a Modified Endowment Contract if, among other things, you pay too much Premium or if the Death Benefit is reduced. We monitor the status of your Policy and advise you if you need to take action to prevent the Policy from becoming a modified endowment contract. If you pay a Premium that would result in this classification, we notify you and allow you to request a refund of the excess Premium, or other action, to avoid having your Policy become a modified endowment contract. If, however, you choose to have your Policy become a modified endowment contract, we do not refund the Premium.

Your policy will be a Modified Endowment Contract if it is issued to replace a modified endowment contract issued by another insurer. Payment of additional Premium in connection with a replacement also could cause your Policy to become a modified endowment contract. For more information, please consult your tax advisor, and see “Replacement of Modified Endowment Contracts” in the Statement of Additional Information.
Allocation of Premiums. Your Net Premiums are allocated to the Sub-Account (s) and the Fixed Account in the proportions that you have selected. You must specify your allocation percentages in your Policy application. Percentages must be in whole numbers and the total allocation must equal 100%. We allocate your subsequent Net Premiums in those percentages until you give us new allocation instructions.

Initially, you may allocate your Policy Value among twenty-one (21) options, counting each Sub-Account and the Fixed Account as one option. You may allocate Policy Value among these options from time to time so long as your Policy Value is spread among no more than the 21 options. In the future, we may change or waive this limit.

We allocate your initial Net Premium to the Sub-Accounts and the Fixed Account, as you have instructed us, on the Issue Date. If you do not pay the first Premium until after the Issue Date, we allocate your initial Net Premium to the Sub-Accounts and the Fixed Account on the date we receive it at the Home Office. If there are outstanding requirements when we issue the Policy, your Premiums are not allocated until all requirements are satisfied. In these cases, the premium is held in an account without interest until the outstanding requirements are satisfied. We do not credit earnings or interest before the Issue Date.

We are required to return your Premium if you cancel your Policy during the “free-look” period. We will delay allocating your Premiums to the Sub-Accounts or to the Fixed Account until after the “free-look” period. In the interim, we allocate all of your Premiums to the Fixed Account only. For more information, please see “Cancellation Rights” on page 27.

13 Prospectus

Purchase of Policy and Premiums
General. Your Policy Value is the sum of the values of your interests in the Sub-Accounts of the separate account plus the value of the Fixed Account and the Loan Account. Your Policy Value changes daily to reflect the performance of the Sub-Accounts you have chosen, the addition of interest credited to the Fixed Account, the addition of Net Premiums, and the subtraction of partial withdrawals and charges assessed. There is no minimum guaranteed Policy Value.

On the Issue Date or, if later, the date your first Premium is received, we deduct the Monthly Deduction for the first Policy Month. We have described the formula to compute your portion of Policy Value in a particular
Sub-Account in the Statement of Additional Information.

We make all calculations in connection with the Policy (other than the initial Premiums) on the date we receive your Premium or your request for other action, if that date is a Valuation Date. Otherwise, we make that determination on the next succeeding day that is a Valuation Date. Calculations for initial Premiums and Premiums requiring underwriting are made on the date your Net Premium is allocated to the Sub-Accounts and the Fixed Account, as described in “Allocation of Premiums” above.
Accumulation Units. We determine the number of Accumulation Units in each Sub-Account to allocate to your Policy by dividing that portion of your Net Premium or other transaction allocated to a Sub-Account by that Sub-Account’s Accumulation Unit Value on the Valuation Date when the allocation occurs.
Accumulation Unit Value. The Accumulation Unit Value for each Sub-Account varies to reflect the investment experience of the applicable Portfolio. We determine the Accumulation Unit Value for each Sub-Account on each Valuation Date by multiplying the Accumulation Unit Value on the preceding Valuation Date by the Net Investment Factor for that Sub-Account for the Valuation Period then ended.

The Net Investment Factor for each Sub-Account is (1) divided by (2), where:

1)
equals (a) the net asset value per share of the Portfolio held in the Sub-Account at the end of the current Valuation Period, plus (b) the per share amount of any dividend or capital gains distribution made by the Portfolio during the current Valuation Period, plus or minus (c) a per share credit or charge with respect to any taxes which we paid or for which we reserved during the Valuation Period which are determined by us to be attributable to the operation of the Sub-Account (no federal income taxes currently are applicable); and

2)	is the net asset value per share of the Portfolio held in the Sub-Account at the end of the previous Valuation Period.

Please refer to the Prospectuses for the Portfolios for a description of how the assets of each Portfolio are valued, since that determination has a direct bearing on the Net Investment Factor of the corresponding Sub-Account and, therefore, your Policy Value.
Written Requests and Forms in Good Order. Written requests must include sufficient information and/or documentation, and be sufficiently clear, to enable us to complete your request without the need to exercise discretion on our part to carry it out. You may contact our Customer Service Center to learn what information we require for your particular request to be in “good order.” Additionally, we may require that you submit your request on our form. We reserve the right to determine whether any particular request is in good order, and to change or waive any good order requirements at any time.
Postponement of Payments. We may defer for up to fifteen days the payment of any amount attributable to a Premium paid by check to allow the check a reasonable time to clear. We may postpone paying any amount for a total surrender or a partial withdrawal, the disbursement of a Policy Loan, or the payment of the Death Benefit Proceeds, in the following circumstances: (i) whenever the New York Stock Exchange (“NYSE”) is closed (other than customary weekend and holiday closings); (ii) when trading on the NYSE is restricted or an emergency exists, as determined by the SEC, so that disposal of the Separate Account’s investments or determination of the value of its net assets is not reasonably practicable; or (iii) at any other time permitted by the SEC for your protection.

In addition, we may delay payment of the Surrender Value in the Fixed Account for up to six months or a shorter period if required by law. If we defer payment for more than 30 days, we add interest at our current rate from the time you asked for the Surrender Value in accordance with applicable state law.

We may postpone paying any amount for a total surrender, a partial withdrawal, or the disbursement of a Policy Loan to authenticate the signature on a request. In the event that we postpone payment, the request will not be effective until we have validated the signature on the request to our satisfaction. Once accepted, the request for a total surrender, a partial withdrawal, or a Policy Loan will be paid within seven days.

14 Prospectus

Transfers
General. While the Policy is in force, you may transfer Policy Value among the Fixed Account and Sub-Accounts in writing or by telephone. Currently, there is no minimum transfer amount. We may set a minimum transfer amount in the future. In the future, we may charge you the transfer fee described on page 30, although currently we are waiving it.

You currently may not have Policy Value in more than twenty-one (21) options, counting each Sub-Account and the Fixed Account as one option. Accordingly, we will not perform a transfer that would cause your Policy to exceed that limit. We may waive this limit in the future.

Generally, we only make transfers on days when the NYSE is open for business. See “Policy Value” on page
12. If we receive your request on a day when the NYSE is not open for business, or if we receive your request after the close of business on the NYSE, we make the transfer on the first subsequent day on which the NYSE is open.

Special requirements apply to transfers from the Fixed Account. You may transfer a single payment from the Fixed Account to the Sub-Accounts only during the
60-day period beginning on the Issue Date or each Policy Anniversary. We do not process transfer requests involving the Fixed Account at any other time, except transfers pursuant to a Dollar Cost Averaging or Portfolio Rebalancing program.

You may not transfer Policy Value or allocate new Premiums into the Fixed Account if transfers are being made out under the Dollar Cost Averaging program. However, we may waive or modify these restrictions on transfers from the Fixed Account.

This limit also applies to transfers under a Dollar Cost Averaging program, unless you choose to transfer your entire Fixed Account balance to Sub-Accounts. In that case, your maximum monthly transfer amount may not be more than 1/36th of your Fixed Account balance on the day of the first transfer.
The Policy permits us to defer transfers from the Fixed Account for up to six months from the date you request a transfer.
Transfers Authorized by Telephone. You may make transfers by telephone. Telephone transfers may not be available if all lines are busy. In that case, you will need to submit a written request or try to call later. Please see the SAI for a description of our procedures for telephone transfers.

We use procedures that we believe provide reasonable assurance that telephone authorized transfers are genuine. For example, we request identifying information from persons purporting to authorize transfers. Accordingly, we disclaim any liability for losses resulting from allegedly unauthorized telephone transfers. However, if we do not take reasonable steps to help ensure that a telephone authorization is valid, we may be liable for such losses.

At any time, we may suspend, modify or terminate your privilege to make transfers via the telephone, or via other electronic or automated means specifically approved by the Company, including, but not limited to, automated telephone services, facsimile machine, e-mail and electronic services via online access. Among other things, we reserve the right to limit the number of such transfers among the Sub-Accounts in any Policy Year, or to refuse any telephone transfer request. We also reserve the right to restrict such transfers in any manner reasonably designed to prevent transfers that we consider disadvantageous to other Policy Owners.
Dollar Cost Averaging. Under our automatic Dollar Cost Averaging program, while the Policy is in force you may authorize us to transfer a fixed dollar amount at fixed intervals from the Fixed Account or a Sub-Account of your choosing so long as your Policy Value is spread among no more than twenty-one Sub-Accounts or the Fixed Account. The interval between transfers may be monthly, quarterly, semi-annually or annually, at your option. There are no fees associated with the Dollar Cost Averaging program. Transfers made under a Dollar Cost Averaging program will not be assessed a transfer fee and do not count towards the number of transfers you can make before a transfer fee applies. The transfers are made at the Accumulation Unit Value on the date of the transfer. The transfers continue until you instruct us otherwise, or until your chosen source of transfer payments is exhausted. Currently, the minimum transfer amount is $100 per transfer. We may change this minimum or grant exceptions. If you elect this program, the first transfer occurs one interval after you elect the Dollar Cost Averaging program. Your request to participate in this program is effective when we receive your completed application at the P.O. Box given on the first page of this Prospectus. Please call or write us for a copy of the application. You may elect to increase, decrease or change the frequency or amount of transfer payments under a Dollar Cost Averaging program. Special restrictions apply to transfers from the Fixed Account. Please see “Transfers — General” on page 13 for a discussion of these restrictions.

The theory of Dollar Cost Averaging is that by spreading your investment over time, you may be able to reduce the effect of transitory market conditions on your investment. In addition, because a given dollar amount purchases more units when the unit prices are relatively low rather than when the prices are higher, in a fluctuating market, the average cost per unit may be less than the average of the unit prices on the purchase dates. However, participation in this program does not assure you of a greater profit from your purchases under the program, nor does it prevent or necessarily reduce losses in a declining market. Moreover, while we refer to this program of periodic transfers generally as Dollar Cost

15 Prospectus

Averaging, periodic transfers from a Sub-Account with more volatile performance experience is unlikely to produce the desired effects of Dollar Cost Averaging as would transfers from a less volatile Sub-Account. You may not use Dollar Cost Averaging and Portfolio Rebalancing at the same time.
Portfolio Rebalancing. Portfolio Rebalancing allows you to maintain the percentage of your Policy Value allocated to each Sub-Account or the Fixed Account or both at a preset level. Over time, the variations in each Sub-Account’s investment results shift the balance of your Policy Value allocations. Under the Portfolio Rebalancing feature, we automatically transfer your Policy Value, including new Premiums, back to the percentages you specify. Portfolio Rebalancing is consistent with maintaining your desired allocation among the investment options.

You may choose to have rebalances made monthly, quarterly, semi-annually or annually. There are no fees associated with Portfolio Rebalancing. Transfers made under a Portfolio Rebalancing program will not be assessed a transfer fee and do not count towards the number of transfers you can make before a transfer fee applies. No more than twenty-one (21) Sub-Accounts, or twenty (20) Sub-Accounts and the Fixed Account, can be included in a Portfolio Rebalancing program at one time. Transfers from the Fixed Account under a Portfolio Rebalancing program are subject to the overall limit on transfers from the Fixed Account. Accordingly, if the total amount transferred from the Fixed Account in any Policy Year reaches that limit before the end of the year, we do not transfer additional amounts from the Fixed Account for Portfolio Rebalancing purposes until the next Policy Year. We automatically terminate this option if you request any transfers outside the Portfolio Rebalancing program. If you wish to resume the Portfolio Rebalancing after it has been canceled, then you must complete a new Portfolio Rebalancing form and send it to our home office.
You may request Portfolio Rebalancing at any time by submitting a completed written request to us at the address given on the first page of this Prospectus. Please call or write us for a copy of the request form. If you stop Portfolio Rebalancing, you must wait 30 days to begin again. The date of your rebalancing must coincide with the same day of the month as your Issue Date. If you request rebalancing on your Policy application and specify the frequency, but not the date, for your first rebalancing, it occurs one interval after the Issue Date. Otherwise, your first rebalancing occurs one interval after we receive your completed request form. All subsequent rebalancings occur at the intervals you have specified on the day of the month that coincides with the same day of the month as your Issue Date.

Generally, you may change the allocation percentages, frequency or choice of Sub-Accounts at any time. If you include the Fixed Account in a Portfolio Rebalancing program, however, in any consecutive twelve months you may not change the allocation percentages more than twice and the total change to the Fixed Amount allocation may not exceed 20%. We may waive this restriction.

If your total Policy Value subject to rebalancing falls below any minimum value that we may establish, we may prohibit or limit your use of Portfolio Rebalancing. You may not use Dollar Cost Averaging and Portfolio Rebalancing at the same time. We may change, terminate, limit or suspend Portfolio Rebalancing at any time.

Market Timing & Excessive Trading. The Policies are intended for long-term investment. Market timing and excessive trading can potentially dilute the value of Sub-Accounts and can disrupt management of a Portfolio and raise its expenses, which can impair Portfolio performance and adversely affect your Policy Value. Our policy is not to accept knowingly any premium intended for the purpose of market timing or excessive trading. Accordingly, you should not invest in the Policy if your purpose is to engage in market timing or excessive trading, and you should refrain from such practices if you currently own a Policy.

We seek to detect market timing or excessive trading activity by reviewing trading activities. Portfolios also may report suspected market-timing or excessive trading activity to us. If, in our judgment, we determine that the transfers are part of a market timing strategy or are otherwise harmful to the underlying Portfolio, we will impose the trading limitations as described below under “Trading Limitations.” Because there is no universally accepted definition of what constitutes market timing or excessive trading, we will use our reasonable judgment based on all of the circumstances.

While we seek to deter market timing and excessive trading in Sub-Accounts, because our procedures involve the exercise of reasonable judgment, we may not identify or prevent some market timing or excessive trading. Moreover, imposition of trading limitations is triggered by the detection of market timing or excessive trading activity, and the trading limitations are not applied prior to detection of such trading activity. Therefore, our policies and procedures do not prevent such trading activity before it is detected. As a result, some investors may be able to engage in market timing and excessive trading, while others are prohibited, and the
Sub-Account may experience the adverse effects of market timing and excessive trading described above.

Trading Limitations. We reserve the right to limit transfers among the investment alternatives in any Policy Year, require that all future transfer requests be submitted through U.S. Postal Service First Class Mail thereby refusing to accept transfer requests via telephone, facsimile, Internet, or overnight delivery, or to refuse any transfer request, if:

•	we believe, in our sole discretion, that certain trading practices, such as excessive trading, by, or on behalf of,

16 Prospectus

one or more Policy Owners, or a specific transfer request or group of transfer requests, may have a detrimental effect on the Accumulation Unit Values of any Sub-Account or on the share prices of the corresponding Portfolio or otherwise would be to the disadvantage of other Policy Owners; or

•
we are informed by one or more of the Portfolios that they intend to restrict the purchase, exchange, or redemption of Portfolio shares because of excessive trading or because they believe that a specific transfer or group of transfers would have a detrimental effect on the prices of Portfolio shares.

In making the determination that trading activity constitutes market timing or excessive trading, we will consider, among other things:

•	the total dollar amount being transferred, both in the aggregate and in the transfer request;

•
the number of transfers you make over a period of time and/or the period of time between transfers (note: one set of transfers to and from a Sub-Account in a short period of time can constitute market timing);

•
whether your transfers follow a pattern that appears designed to take advantage of short term market fluctuations, particularly within certain Sub-Account underlying Portfolios that we have identified as being susceptible to market timing activities (e.g., International, High Yield, and Small Cap

Sub-Accounts);

•	whether the manager of the underlying Portfolio has indicated that the transfers interfere with Portfolio management or otherwise adversely impact the Portfolio; and

•	the investment objectives and/or size of the Sub-Account’s underlying Portfolio.

We seek to uniformly apply these trading limitations to all trades, including those that occur through omnibus accounts at intermediaries. However, because these determinations involve the exercise of discretion, it is possible that we may not detect some market timing or excessive trading activity. As a result, it is possible that some investors may be able to engage in market timing or excessive trading activity, while others are prohibited, and the Portfolio may experience the adverse effects of market timing and excessive trading described above.

If we determine that a Policy Owner has engaged in market timing or excessive trading activity, we will require that all future transfer requests be submitted through U.S. Postal Service First Class Mail thereby refusing to accept transfer requests via telephone, facsimile, Internet, or overnight delivery. If we determine that a Policy Owner continues to engage in a pattern of market timing or excessive trading activity we will restrict that Policy Owner from making future additions or transfers into the impacted Sub-Account(s) or will restrict that Policy Owner from making future additions or transfers into the class of Sub-Account(s) if the
Sub-Accounts(s) involved are vulnerable to arbitrage market timing trading activity (e.g., International, High Yield, and Small Cap Sub-Accounts).

In our sole discretion, we may revise our Trading Limitations at any time as necessary to better deter or minimize market timing and excessive trading or to comply with regulatory requirements.

Agreements to Share Information with Funds. Under the Investment Company Act of 1940, Allstate Life Insurance Company of New York has entered into information sharing agreements with each of the fund companies whose funds are offered under the Policy. Policy Owner trading information is shared under these agreements as necessary for the fund companies to monitor fund trading and Allstate New York’s trading policy. Under these agreements, Allstate New York is required to share information regarding Policy Owner transactions, including but not limited to information regarding fund transfers initiated by you. In addition to information about Policy Owner transactions, this information may include personal Policy Owner information, including names and social security numbers or other tax identification numbers. As a result of this information sharing, a fund company may direct us to restrict a Policy Owner’s transactions if the fund determines that the Policy Owner has violated the fund’s frequent trading policies. This could include the fund directing us to reject any allocations of premium or Policy value to the fund.

Short Term Trading Fees. The underlying Portfolios are authorized by SEC regulation to adopt and impose redemption fees if a Portfolio’s Board of Directors determines that such fees are necessary to minimize or eliminate short-term transfer activity and/or holding periods that can reduce or dilute the value of outstanding shares issued by the Portfolio. The Portfolio will set the parameters relating to the redemption fee and such parameters may vary by Portfolio. If a Portfolio elects to adopt and charge redemption fees, these fees will be passed on to the Policy Owner(s) responsible for the short-term transfer activity generating the fee.

We will administer and collect redemption fees and forward these fees to the Portfolio. Please consult the Portfolio’s prospectus for more complete information regarding the fees and charges associated with each Portfolio.

17 Prospectus

Investment and Fixed Account Options
The Sub-Accounts and the Portfolios. Each of the Sub-Accounts of the Separate Account invests in the shares of one of the Portfolios. The income and realized and unrealized gains or losses on the assets of each Sub-Account are separate and are credited to or charged against the particular Sub-Account without regard to income, gains or losses from any other Sub-Account or from any other part of our business. We use the Net Premiums you allocate to a Sub-Account to purchase shares in the corresponding Portfolio and redeem shares in the Portfolios to meet Policy obligations or make adjustments in reserves. The Portfolios are required to redeem their shares at net asset value and to make payment within seven days.

Each Portfolio is either an open-end management investment company registered under the 1940 Act or a separate investment series of an open-end management investment company.
Each Portfolio holds its assets separate from the assets of the other Portfolios, and each Portfolio has its own distinct investment objective and policies. Each Portfolio is subject to certain investment restrictions and policies, which may not be changed without the approval of a majority of the shareholders of the Portfolio. Each Portfolio operates as a separate investment fund, and the income, gains and losses of one Portfolio generally have no effect on the investment performance of any other Portfolio.

We do not promise that the Portfolios will meet their investment objectives. Amounts you have allocated to Sub-Accounts may grow in value, decline in value or grow less than you expect, depending on the investment performance of the Portfolios in which those Sub-Accounts invest. You bear the investment risk that those Portfolios possibly will not meet their investment objectives.
We have briefly described the Portfolios below. You should read the current Prospectuses for the Portfolios for more detailed and complete information concerning the Portfolios, their investment objectives and strategies, and the investment risks associated with the Portfolios. If you do not have a Prospectus for a Portfolio, contact us and we will send you a copy.

You should carefully consider the investment objectives, risks, charges and expenses of the investment alternatives when making an allocation to the Sub-Accounts. To obtain any or all of the underlying Portfolio prospectuses, please contact us at 1-800-366-1411.
Variable insurance Portfolios might not be managed by the same portfolio managers who manage retail mutual funds with similar names. These Portfolios are likely to differ from similarly named retail mutual funds in assets, cash flow, and tax matters. Accordingly, the holdings and investment results of a variable insurance Portfolio can be expected to be higher or lower than the investment results of a similarly named retail mutual fund.

Sub-Accounts	Investment Objective	Investment Advisor/Subadvisor (1)
AIM VARIABLE INSURANCE FUNDS (INVESCO VARIABLE INSURANCE FUNDS)
Invesco V.I. American Value Fund - Series I	To provide above-average total return over a market cycle of three to five years by investing in common stocks and other equity securities	Invesco Advisers, Inc.
Invesco V.I. Diversified Dividend Fund - Series I	To provide reasonable current income and long-term growth of income and capital	Invesco Advisers, Inc.
Invesco V.I. High Yield Fund - Series I	Total return comprised of current income and capital appreciation	Invesco Advisers, Inc. (advised by Invesco Canada LTD.)
Invesco V.I. International Growth Fund - Series I	Long-term growth of capital	Invesco Advisers, Inc.
Invesco V.I. Mid Cap Growth Fund - Series I	To seek capital growth	Invesco Advisers, Inc.
Invesco V.I. Value Opportunities Fund - Series I	Long-term growth of capital	Invesco Advisers, Inc.
THE ALGER PORTFOLIOS
Alger Balanced Portfolio - Class I-2	Current income and long-term capital appreciation	Fred Alger Management, Inc.
Alger Capital Appreciation Portfolio - Class I-2	Long-term capital appreciation
Alger Large Cap Growth Portfolio - Class I-2	Long-term capital appreciation
Alger Mid Cap Growth Portfolio - Class I-2	Long-term capital appreciation
Alger Small Cap Growth Portfolio - Class I-2	Long-term capital appreciation
FIDELITY® VARIABLE INSURANCE PRODUCTS
Fidelity® VIP Contrafund® Portfolio - Initial Class	Long-term capital appreciation.	Fidelity Management & Research Company (FMR) (advised by FMR CO., Inc. (FMRC) and other investment advisers)

18 Prospectus

Fidelity® VIP Disciplined Small Cap Portfolio - Initial Class	Capital appreciation.	Fidelity Management & Research Company (FMR) (advised by Geode Capital Management, LLC and FMR CO., Inc. (FMRC)
Fidelity® VIP Emerging Markets Portfolio - Initial Class	Capital appreciation.	Fidelity Management & Research Company (FMR) (advised by FMR CO., Inc. (FMRC) and other investment advisers)
Fidelity® VIP Equity-Income Portfolio - Initial Class
Reasonable Income. The fund will also consider the potential for capital appreciation. The fund's goal is to achieve a yield which exceeds the composite yield on the securities comprising the S&P 500® Index.
Fidelity Management & Research Company (FMR) (advised by FMR CO., Inc. (FMRC) and other investment advisers)
Fidelity® VIP Government Money Market Portfolio - Initial Class	As high a level of current income as is consistent with preservation of capital and liquidity.	Fidelity Management & Research Company (FMR) (advised by FMR CO., Inc. (FMRC) and other investment advisers)
Fidelity® VIP Growth Portfolio - Initial Class	To achieve capital appreciation.	Fidelity Management & Research Company (FMR) (advised by FMR CO., Inc. (FMRC) and other investment advisers)
Fidelity® VIP Index 500 Portfolio - Initial Class	Investment results that correspond to the total return of common stocks publicly traded in the United States, as represented by the S&P 500® Index.	Fidelity Management & Research Company (FMR) (advised by FMR CO., Inc. (FMRC) and other investment advisers)
Fidelity® VIP Investment Grade Bond Portfolio - Initial Class	As high a level of current income as is consistent with the preservation of capital.	Fidelity Management & Research Company (FMR) (advised by FMR CO., Inc. (FMRC) and other investment advisers)
Fidelity® VIP Mid Cap Portfolio - Initial Class	Long-term growth of capital.	Fidelity Management & Research Company (FMR) (advised by FMR CO., Inc. (FMRC) and other investment advisers)
Fidelity® VIP Overseas Portfolio - Initial Class	Long-term growth of capital.	Fidelity Management & Research Company (FMR) (advised by FMR CO., Inc. (FMRC) and other investment advisers)
Fidelity® VIP Real Estate Portfolio - Initial Class	Above-average income and long-term capital growth, consistent with reasonable investment risk. Fund seeks to provide a yield that exceeds the composite yield of the S&P 500® Index.	Fidelity Management & Research Company (FMR) (advised by FMR CO., Inc. (FMRC) and other investment advisers)
Fidelity® VIP Value Portfolio - Initial Class	Capital appreciation.	Fidelity Management & Research Company (FMR) (advised by FMR CO., Inc. (FMRC) and other investment advisers)
ALPS VARIABLE INVESTMENT TRUST (2)
Morningstar Aggressive Growth ETF Asset Allocation Portfolio Class I	Capital appreciation	ALPS Advisors, Inc. (advised by Morningstar Investment Management, LLC)
Morningstar Balanced ETF Asset Allocation Portfolio Class I	Capital appreciation and some current income
Morningstar Conservative ETF Asset Allocation Portfolio Class I	Current income and preservation of capital
Morningstar Growth ETF Asset Allocation Portfolio Class I	Capital appreciation
Morningstar Income and Growth ETF Asset Allocation Portfolio Class I	Current income and capital appreciation
JANUS ASPEN SERIES
Janus Henderson Balanced Portfolio - Institutional Shares	Long-term capital growth, consistent with preservation of capital and balanced by current income.	Janus Capital Management LLC
Janus Henderson Enterprise Portfolio - Institutional Shares	Long-term growth of capital.	Janus Capital Management LLC
Janus Henderson Flexible Bond Portfolio - Institutional Shares	Maximum total return, consistent with preservation of capital.	Janus Capital Management LLC
Janus Henderson Forty Portfolio - Institutional Shares	Long-term growth of capital.	Janus Capital Management LLC
Janus Henderson Global Technology Portfolio - Institutional Shares	Long-term growth of capital.	Janus Capital Management LLC
Janus Henderson Mid Cap Value Portfolio - Institutional Shares	Capital appreciation.	Janus Capital Management LLC/Perkins Investment Management LLC
Janus Henderson Research Portfolio - Institutional Shares	Long-term growth of capital.	Janus Capital Management LLC

(1)	Subadvisor names may change frequently. This information will be updated annually. For current information, please contact us at the telephone number shown on the first page of this Prospectus.
(2) The Morningstar ETF Allocation Series Portfolios invest in underlying ETFs and will indirectly bear their proportionate share of any fees and expenses payable directly by the underlying ETFs. As a result, the Portfolios may incur higher expenses, many of which may be duplicative.

19 Prospectus

Each Portfolio is subject to certain investment restrictions and policies, which may not be changed without the approval of a majority of shareholders of the Portfolio. Please see the accompanying Prospectuses of the Portfolios for additional information.

We automatically reinvest all dividends and capital gains distributions from the Portfolios in shares of the distributing Portfolio at their net asset value.

Some of the Portfolios have been established by investment advisors, which manage retail mutual funds having similar names and investment objectives. While some of the Portfolios may be similar to, and may in fact be modeled after retail mutual funds, you should understand that the Portfolios are not otherwise directly related to any retail mutual fund. Consequently, the investment performance of retail mutual funds and any similarly named Portfolio may differ substantially.

Certain of the Portfolios sell their shares to separate accounts underlying both variable life insurance and variable annuity contacts. It is conceivable that in the future it may be unfavorable for variable life insurance separate accounts and variable annuity separate accounts to invest in the same Portfolio. Although neither we nor any of the Portfolios currently foresees any such disadvantages either to variable life insurance or variable annuity contract owners, each Portfolio’s Board of Directors intends to monitor events in order to identify any material conflicts between variable life and variable annuity contract owners and to determine what action, if any, should be taken in response thereto. If a Board of Directors were to conclude that separate investment funds should be established for variable life and variable annuity separate accounts, Policy Owners will not bear the attendant expenses.
Voting Rights. As a general matter, you do not have a direct right to vote the shares of the Portfolios held by the Sub-Accounts to which you have allocated your Policy Value. Under current law, however, you are entitled to give us instructions on how to vote those shares on certain matters. We notify you when your instructions are needed and provide proxy materials or other information to assist you in understanding the matter at issue. We determine the number of votes for which you may give voting instructions as of the record date set by the relevant Portfolio for the shareholder meeting at which the vote will occur.

In most cases, you are the person entitled to give voting instructions. However, if you assign your Policy, the assignee may be entitled to give voting instructions. Retirement plans may have different rules for voting by plan participants.

If you send written voting instructions to us, we follow your instructions in voting the Portfolio shares attributable to your Policy. If you do not send written instructions, we vote the shares attributable to your Policy in the same proportions as the shares for which we have received instructions from other Policy Owners. While proportional voting guarantees all outstanding shares of a Portfolio are voted, it can lead to a small number of shareholders determining the outcome of a proxy.

We may, when required by state insurance regulatory authorities, disregard Policy Owner voting instructions if the instructions would cause a change in the sub-classification or investment objective of one or more of the Portfolios or to approve or disapprove an investment advisory contract for one or more of the Portfolios.
In addition, we may disregard voting instructions in favor of changes initiated by Policy Owners in the investment objectives or the investment advisor of the Portfolios if we reasonably disapprove of the proposed change. We would disapprove a proposed change only if the proposed change is contrary to state law or prohibited by state regulatory authorities or we reasonably conclude that the proposed change would not be consistent with the investment objectives of the Portfolio or would result in the purchase of securities for the Portfolio which vary from the general quality and nature of investments and investment techniques utilized by the Portfolio. If we disregard voting instructions, we include a summary of that action and our reasons for that action in the next semi-annual report to you.

This description reflects our view of currently applicable law. If the law changes or our interpretation of the law changes, we may decide that we are permitted to vote the Portfolio shares without obtaining instructions from our Policy Owners, and we may choose to do so.

Additions, Deletions and Substitutions of Securities.
We reserve the right, subject to applicable law:

•	to operate the Separate Account in any form permitted by law;

•	to take any action necessary to comply with, or obtain and continue any exemption from, applicable laws;

•	to transfer assets from one Sub-Account to another, or to our general account;

•	to add, combine, or remove Sub-Accounts in the Separate Account;

•	to assess a charge for taxes attributable to the operations of the Separate Account or for other taxes, as described in “Charges and Deductions”; and

•
to change the way in which we assess other charges, as long as the total other charges do not exceed the amount currently charged the Separate Account and the Portfolios in connection with the Policies.

•	De-register the separate account under the Investment Company Act of 1940;

20 Prospectus

•	Manage the separate account under the direction of a committee or discharge such committee at any time;

•	Restrict or eliminate any voting rights of policy owners or other persons who have voting rights as to the separate account;

•	Combine the separate account with one or more other separate accounts; and

•
Transfer assets of the separate account, which we determine to be associated with the class of policies to which this policy belongs, to another separate account. If this type of transfer is made, the term “separate account”, as used in this policy, shall mean the separate account to which the assets were transferred.

The Fixed Account. The portion of the Policy relating to the Fixed Account is not registered under the Securities Act of 1933 (“1933 Act”) and the Fixed Account is not registered as an investment company under the 1940 Act. Accordingly, neither the Fixed Account nor any interests in the Fixed Account are subject to the provisions or restrictions of the 1933 Act or the 1940 Act, and the disclosure regarding the Fixed Account has not been reviewed by the staff of the SEC. The statements about the Fixed Account in this Prospectus may be subject to generally applicable provisions of the federal securities laws regarding accuracy and completeness.

You may allocate part or all of your Premiums to the Fixed Account. Amounts allocated to the Fixed Account become part of the general assets of Allstate New York. Allstate New York invests the assets of the general account in accordance with applicable laws governing the investments of insurance company general accounts.

We credit interest to amounts allocated to the Fixed Account at an effective annual rate of at least 2%. We are not obligated to, but we may credit interest at a higher rate. You assume the risk that the interest rate credited to the Fixed Account may be no higher than 2%.

Death Benefits and Optional Insurance Benefits
Death Benefits. While your Policy is in force, we pay the Death Benefit proceeds upon the death of the Insured. We will pay the Death Benefit proceeds to the named Beneficiary(ies) or contingent Beneficiary(ies). As described below in “Settlement,” we pay the Death Benefit proceeds in one sum or under an optional payment plan.

The Death Benefit proceeds payable to the Beneficiary equal the applicable Death Benefit, less any Policy Debt and less any due and unpaid charges. The proceeds may be increased, if you have added a rider that provides an additional benefit. Riders which may impact the death benefit include the Accidental Death Benefit Rider, the Overloan Protection Rider, and the Accelerated Death Benefit Riders. Please see “Optional Insurance Benefits” beginning on page 22. We determine the amount of the Death Benefit proceeds as of the end of the Valuation Period during which the Insured dies. We usually pay the Death Benefit proceeds within seven days after we have received due proof of death and all other requirements we deem necessary have been satisfied. The amount of the Death Benefit is based on the Death Benefit Option you have selected, any increases or decreases in the Face Amount, and in some instances your Policy Value.
Death Benefit Options. You may choose one of two Death Benefit Options:

Option 1: the Death Benefit is the greater of: (a) the Face Amount of the Policy on the date of death; or (b) the Policy Value multiplied by the applicable corridor percentage as described below, and as set forth in your Policy. Option 1 is designed to provide a specific amount of Death Benefit that generally does not vary with changes in the Policy Value. As your Policy Value increases, the Net Amount at Risk under your Policy generally decreases, unless your Policy Value is sufficiently large to require that the Death Benefit be determined using the applicable corridor percentage.

Option 2: the Death Benefit is the greater of: (a) the Face Amount plus the Policy Value on the date of death; or (b) the Policy Value multiplied by the applicable corridor percentage. Under Option 2, the amount of the Death Benefit generally increases to reflect increases in the Policy Value. Under this option your Policy generally involves a constant Net Amount at Risk.

For either Death Benefit Option selected, your Policy has a minimum Death Benefit. While your Policy remains in force, we guarantee that the Death Benefit will not be less than the greater of the current Face Amount of the Policy or the Policy Value multiplied by the applicable corridor percentage. We have set forth the applicable corridor percentages in the Policy. The corridor percentages are based upon the age of the Insured. The applicable corridor percentage decreases from 250% at age 40 or less to 100% at age 100 or above.

Since the cost of insurance charge is based upon the net amount at risk, it generally is less under a Policy with an Option 1 Death Benefit than one with an Option 2 Death Benefit. As a result, if the Sub-Accounts you select experience favorable investment results, your Policy Value tends to increase faster under Option 1 than under Option 2, but the total Death Benefit under Option 2 increases or decreases directly with changes in Policy Value. Thus, for a given Premium and Face Amount, you may prefer Option 1

21 Prospectus

if you are more interested in the possibility of increasing your Policy Value based upon favorable investment experience, while you may prefer Option 2 if you are seeking to increase total Death Benefits.

Example of Applicable Corridor Percentage. The corridor percentages are set so as to seek to ensure that the Policies qualify for favorable federal income tax treatment. An increase in Policy Value due to favorable investment experience may increase the Death Benefit above the Face Amount, and a decrease in Policy Value due to unfavorable investment experience may decrease the Death Benefit (but not below the Face Amount). For example, if in the example below the Policy Owner paid a Net Premium of $40,000 and the Policy Value increased to $48,000 and then decreased to $34,000, the changes in Policy Value would have the following effects on the Death Benefit:

EXAMPLES	A	B

Face Amount	$100,000	$100,000
Death Benefit Option	1	1
Insured’s Attained Age	45	45
Policy Value on Date of Death	$48,000	$34,000
Applicable Corridor Percentage	215%	215%
Death Benefit	$103,200	$100,000

Change to Death Benefit Option. After the first Policy Year, you may change the Death Benefit Option by writing to us at the address given on the first page of this Prospectus. If you ask to change from Option 2 to Option 1, we increase the Face Amount of your Policy by the amount of the Policy Value. If you ask to change from Option 1 to Option 2, we decrease the Face Amount of your Policy by the amount of the Policy Value. The change takes effect on the Monthly Activity Day on or immediately following the day we receive your written request. We do not currently require you to prove insurability for a Death Benefit Option change.
Change to Face Amount. You may change the Face Amount after the first Policy Year. You may request the change by writing to us at the address shown on the first page of this Prospectus. You should be aware that a change in the Face Amount changes the net amount at risk and, therefore, changes the cost of insurance charges on your Policy. The change will take effect on the Monthly Activity Day after we approve the request. We do not permit a Face Amount change if the Policy is in the Grace Period.

If you request a decrease in Face Amount, we first apply it to coverage provided by the most recent increase in Face Amount, then to the next most recent increase successively and finally to the coverage under the original application. We do not permit a decrease in the Face Amount of your Policy if afterward the Face Amount remaining in force would be less than $100,000. A decrease in the Face Amount affects the Safety Net Premium, if applicable. A Face Amount decrease will not be subject to a partial withdrawal fee, even if the reduction triggers a mandatory withdrawal of funds from this Policy.

To apply for an increase in the Face Amount, you must submit to us a supplemental application, accompanied by satisfactory evidence that the Insured is insurable. We do not permit any increase in Face Amount after the Insured’s 80th birthday. The minimum amount of a Face Amount increase is $10,000. You may not increase the Face Amount of your Policy more often than once every twelve months.

You should be aware that an increase in the Face Amount of your Policy affects the cost of insurance charges applicable to your Policy. As noted above, we deduct a larger amount of cost of insurance charges, because an increase in the Face Amount also increases the net amount at risk under your Policy. We will not approve a request for a Face Amount increase if the Net Surrender Value is too small to pay the Monthly Deduction for the Policy Month following the increase. As described in “Surrender Charge” on page 29 of this Prospectus, if you increase the Face Amount of your Policy, your maximum surrender charge also increases. Finally, increases in the Face Amount of your Policy also increase the Safety Net Premium amount. Modifying the Policy’s Face Amount may have tax ramifications. For additional information, please see “Federal Taxes” on page 31.
Optional Insurance Benefits. You may ask to add one or more riders to your Policy to provide additional optional insurance benefits. We require evidence of insurability before we issue a rider to you. We deduct the cost of any riders as part of the Monthly Deduction. Adding a Rider may also increase the Safety Net Premium amount for your Policy. The riders we currently offer are described below. All of these riders may be added to your Policy at any time except the Guaranteed Insurability Rider and the Overloan Protection Rider, which are only available at Policy issue. In our discretion, we may offer additional riders or stop offering a rider.

All riders can be concurrently elected. Riders requiring an additional cost will reduce your Policy Value due to the cost of the Rider.

•	Children’s Level Term Rider.

This rider provides for level term insurance on the Insured’s children, as defined in the rider. We provide coverage until the earlier of the child’s 25th birthday or the Insured’s age 65. We pay the Death Benefit to the person designated by you. If the Insured dies while the rider is in effect, we convert the coverage on each child to paid-up term insurance that remains in force until the child reaches age 25. The rider may be exchanged for a new term policy on the earlier of each child’s 25th birthday, or the Insured’s age 65. We do not require evidence of insurability to exchange the rider.

•	Accidental Death Benefit Rider.

22 Prospectus

Under this rider, we provide additional insurance if the Insured dies from accidental bodily injury as defined in the rider. This rider ends when one of the following occurs: (1) the Policy terminates; (2) the next Policy Anniversary after the Insured’s 70th birthday; or (3) you ask to end the rider.

•	Continuation of Payment Rider.

Under this rider, we contribute a monthly amount to the Policy Value if the Insured becomes totally disabled as defined in the rider. This rider ends when one of the following occurs: (1) the Policy terminates; (2) the Insured reaches age 60; or (3) you ask to end the rider.
•Accelerated Death Benefit Rider, Terminal Illness. This rider provides for an advance of a portion of the
Death Benefit if the Insured is diagnosed with a terminal
illness and satisfactory proof of the terminal illness is provided to us. A terminal illness is a medical condition of the Insured that, not withstanding medical care, will result in death within twelve months, or as otherwise provided by applicable state law. You may add this rider after your Policy is issued. There is no additional cost for this rider. The maximum accelerated death benefit you may receive is the lesser of:

(i)	80% of the Death Benefit as of the date the first request is paid; or

(ii)	$250,000, including all other accelerated benefit amounts paid under all policies issued by us on the life of the Insured.

The Death Benefit and Policy Value of your Policy are reduced if an accelerated benefit is paid. The amount of Death Benefit that you request to accelerate is reduced by:

(i)	any due and uncollected Monthly Deductions, or unpaid required Premium if a claim occurs during a Grace Period;

(ii)	if allowed in your state, an administrative expense charge of up to $150 for each accelerated benefit request;

(iii)	pro-rata amount of any outstanding Policy Loan; and

(iv)
an actuarial discount that reflects the early payment of the accelerated benefit amount. It will be based on an annual interest rate which has been declared by us and the future expected lifetime of the insured. The maximum interest used will be the greater of:

•	The current yield on 90-day U.S. Treasury Bills; or

•	The current maximum statutory adjustable policy loan interest rate.

•	Overloan Protection Rider

If the benefit is elected under this rider, the Policy will not lapse due to Policy loans exceeding the Surrender Value. Once the overloan protection benefit has been exercised, the Death Benefit will be the greater of: the Face Amount immediately before exercise; the Policy Value multiplied by the applicable corridor percentage; or 101% of the greater of the Policy Value or Policy Debt. No additional premiums, withdrawals or loans are permitted. No additional monthly charges are deducted from your Policy. You are permitted to repay any outstanding

23 Prospectus

loans on the Policy. There is no charge for the rider unless the benefit is elected, when a one-time charge of 4.5% of the Policy Value will be deducted. The rider benefit is only available if certain conditions are met. These conditions are;

1)	the Policy has been in force for at least 15 policy years;

2)	the Insured has attained age 75;

3)	the Death Benefit option for the Policy must be Option 1;

4)	the Policy Debt is greater than the Face Amount;

5)	the Policy Debt has accumulated to at least 90% of the Surrender Value;

6)	the sum of all partial withdrawals must be at least equal to the sum of all Premiums paid;

7)	the Policy must not be a modified endowment contract (MEC) as defined by federal tax laws, and exercising the rider must not cause the Policy to become a MEC; and

8)	the Policy Debt is no more than 99.9% of the Surrender Value after the overloan protection election charge has been deducted from the Policy Value.

•	Guaranteed Insurability Rider

This rider provides the option to increase the Face Amount of the Policy on the Policy anniversaries following the attainment of Insured’s ages 25, 28, 31, 34, 37 and 40 without proof of insurability. Unscheduled increases are allowed in lieu of the attained age increase options at the following life events: birth, marriage and adoption. Election of an unscheduled increase due to life event results in forfeiting the next scheduled increase. The option to increase the Face Amount as of any particular option date will, if not exercised, expire at the end of the period during which such option was available. This rider is available to Insureds 38 years old and younger.

Policy Loans
General. While the Policy is in force, you may borrow money from us using the Policy as the only security for your loan. Loans have priority over the claims of any assignee or any other person. The maximum amount available for Policy Loans is 75% of the Surrender Value of your Policy at the end of the Valuation Period in which we receive your loan request so long as the Net Surrender Value after the loan is taken is sufficient to cover the most recent total monthly deduction times 3. Outstanding Policy Loans and loan interest reduce the amount you may request. Taking a loan from your Policy may increase the risk that your Policy will lapse, may prevent you from satisfying the Safety Net cumulative premium requirements, will reduce your Policy Value and will reduce the Death Proceeds. In addition, if you have named an irrevocable Beneficiary, you must also obtain his or her written consent before we make a Policy Loan to you.

We ordinarily disburse your loan to you within seven days after we receive your loan request at our home office. We may, however, postpone payment in the circumstances described above in “Policy Value — Postponement of Payments.”

When we make a Policy Loan to you, we transfer to the Loan Account a portion of the Policy Value equal to the loan amount. We also transfer in this manner Policy Value equal to any due and unpaid loan interest. Loan amounts are transferred from the Separate Account and the Fixed Account to the Loan Account in the same allocation percentages as specified for premium payments. However, we do not withdraw amounts from the Fixed Account equaling more than the total loan multiplied by the ratio of the Fixed Account to the Policy Value immediately preceding the loan. If this is the case, the transfers from the Separate Account will be increased proportionately based on the premium allocation percentages without the Fixed Account. The amounts allocated to the Loan Account are credited at the Loan Credited Rate of 2%.
Loan Interest. Interest on Policy Loans accrues daily and is due at the end of each Policy Year. If you do not pay the interest on a Policy Loan when due, the unpaid interest becomes part of the Policy Loan and accrues interest at the same rate. In addition, we transfer the adifference between the values of the Loan Account and the Policy Debt on a pro-rata basis from the Sub-Accounts and the Fixed Account to the Loan Account.

You may borrow an amount equal to your Policy Value, less all Premiums paid, as a preferred loan. The interest rate charged for preferred loans is 2.0% per year. A standard loan is the amount that may be borrowed from the sum of Premiums paid. All non-preferred loans will be treated as a standard loan. The interest rate charged for standard loans is currently 3.0% per year. As stated above, the amounts allocated to the Loan Account are credited at the Loan Credited Rate of 2%.

Upon expiration of the initial surrender charge period of 10 years, all new and existing loans will be treated as preferred loans.
Loan Repayment. While the Policy remains in force, you may repay the Policy Loan in whole or in part without any penalty at any time while the Insured is living. Your safety net premium guarantee will be in effect as long as your total Premiums paid (as reduced to reflect withdrawals and Policy Debt) at least equals the sum of monthly Safety Net Premiums on or before the Safety Net Premium guarantee expiry date shown in your Policy. If the Safety Net Premium

24 Prospectus

guarantee is in effect, your policy will not lapse. If you have a Policy Loan outstanding, we assume that any payment we receive from you is to be paid in accordance with any payment notice we have provided you. If payment is received other than as provided by a payment notice, the payment will be assumed to be a premium payment. If you designate a payment as a loan repayment or interest payments, your payment is allocated among the Sub-Accounts and the Fixed Account using the same percentages used to allocate Net Premiums. An amount equal to the payment is deducted from the Loan Account.

If the total outstanding loan(s) and loan interest exceeds the Surrender Value of your Policy, and the Safety Net premium guarantee is not in effect, we notify you and any assignee in writing. To keep the Policy in force, we require you to pay a Premium sufficient to keep the Policy in force for at least three more months. If you do not pay us sufficient Premium within the 61-day Grace Period, your Policy lapses and terminates without value. As explained in the section entitled “Lapse and Reinstatement” below, you may subsequently reinstate the Policy by either repayment or reimbursement of any Policy Debt that was outstanding at the end of the Grace Period. If your Policy lapses while a Policy Loan is outstanding, you may owe taxes or suffer other adverse tax consequences even if you subsequently reinstate the Policy. Please consult a tax advisor for details.
Pre-Existing Loan. If you have a loan with another insurance company, and you are terminating that policy to buy one from us, usually you would repay the old loan during the process of surrendering the old policy. Income taxes on the interest earned may be due. We permit you to carry this old loan over to your new Policy through a Tax Code Section 1035 tax-free exchange. We limit the maximum loaned amount and will only accept a policy that will have a positive net surrender value at the end of the first Policy year. This may require a loan repayment before the exchange is processed. The use of a Section 1035 tax-free exchange may avoid any current income tax liability that would be due if the old loan was extinguished.

Upon expiration of the initial surrender charge period, all new and existing loans will be treated as preferred loans.
Effect on Policy Value. A Policy Loan, whether or not repaid, has a permanent effect on the Policy Value because the investment results of each Sub-Account and the Fixed Account apply only to the amount remaining in that account. The longer a loan is outstanding, the greater the effect is likely to be. The effect could be favorable or unfavorable. If the Sub-Accounts and/or Fixed Account earn more than the annual interest rate for amounts held in the Loan Account, your Policy Value does not increase as rapidly as it would if you had not taken a Policy Loan. However, if the Sub-Accounts or the Fixed Account or both earn less than that rate, then your Policy Value is greater than it would have been if you had not taken a Policy Loan. The combination of an increasing loan balance, deductions for contract charges and fees, and unfavorable investment performance may cause the Policy to lapse, triggering ordinary income taxation on the outstanding loan balance to the extent it exceeds your cost basis in the Policy. If eligible, you may be able to elect the Overloan Protection Rider, which converts the Policy to a paid-up policy, which would prevent the Policy from lapsing. (See “Overloan Protection Rider” on page 24.) Also, if you do not repay a Policy Loan, total outstanding Policy Debt is subtracted from the Death Benefit and Surrender Value otherwise payable.

Surrenders and Withdrawals
Surrenders. While your Policy is in force, you may surrender the Policy. Your Policy and all riders terminate on the day we receive your written request, or the surrender effective date requested by you, whichever is later.

The Net Surrender Value equals the Policy Value, minus the surrender charge, minus any Policy Debt. The surrender charge is described in “Charges and Deductions — Surrender Charge” below. Upon surrender, we pay you the Net Surrender Value determined as of the day we receive your written request. We ordinarily pay you the Net Surrender Value of the Policy within seven days of our receiving your complete written request or on the effective surrender date you request, whichever is later. We may, however, postpone payment in the circumstances described in the “Policy Value — Postponement of Payments” section. The Policy cannot be reinstated once it is surrendered. You may receive the surrender proceeds in a single payment or under any of the settlement options described in

“Settlement” below. We have set forth the tax consequences of surrendering the Policy in “Federal Taxes” below.

The following is an example of the calculation of the Net Surrender Value for a Policy surrendered the first Policy Year:

Example (45-Year Old Non-Smoking Male):
Face Account =	$100,000
Annual Premium =	$4,700
Policy Value =	$4,300
Surrender Charge =	$2,088
Net Surrender Value =	$2,212
Partial Withdrawal. General. While the Policy is in
force, you may receive a portion of the Net Surrender
Value by making a partial withdrawal from your Policy.
The minimum partial withdrawal amount is $250. You
may not withdraw an amount that would reduce the Face
Amount below $25,000. After a partial withdrawal, the

25 Prospectus

Net Surrender Value must be sufficient to cover the last monthly deduction times three.We deduct a partial withdrawal service fee of the lesser of 2% of the amount withdrawn, or $25, from the remaining Policy Value for a partial withdrawal.
We subtract the amount withdrawn from your Policy Value. You may specify how much of your partial withdrawal you wish taken from each Sub-Account or from the Fixed Account. You may not withdraw from the Fixed Account more than the total withdrawal amount times the ratio of the Fixed Account to your total Policy Value immediately before the withdrawal.
You must request the partial withdrawal in writing. Your
request is effective on the date received.We may,
however, postpone payment in the circumstances
described in the “Policy Value — Postponement of
Payments” section. Before we pay any partial withdrawal,
you must provide us with a completed withholding form.

Effect on Face Amount. If you have selected Death
Benefit Option 1, a partial withdrawal reduces the Face
Amount of your Policy as well as the Policy Value.We
reduce the Face Amount by the amount of the partial
withdrawal. The Face Amount after a partial withdrawal
may not be less than $25,000. If you have previously
increased the Face Amount of your Policy, your partial
withdrawals first reduce the Face Amount of the most
recent increase, then the most recent increases successively, then the coverage under the original Policy.

Under Option 2, a reduction in Policy Value as a result of
a partial withdrawal typically results in a dollar for dollar reduction in the Death Benefit proceeds payable under
the Policy.

The following are examples of calculations as discussed above:

Example (45-Year Old Non-Smoking Male):
Death Benefit Option 1
Prior to Partial Withdrawal
Policy Value	$8,600
Surrender Charge	$1,951
Net Cash Surrender Value	$6,649
Face Amount	$100,000
Death Benefit	$100,000
Partial Withdrawal	$2,000
After Partial Withdrawal
Policy Value	$6,575
Surrender Charge	$1,951
Net Cash Surrender Value	$4,624
Face Amount	$98,000
Death Benefit	$98,000
After the withdrawal, the Policy Value is reduced by the withdrawal of $2,000 and also by the $25 withdrawal fee. The net cash surrender value after the withdrawal is calculated as $8,600 - 1,951 - 2,000 - 25 = $4,624. The $100,000 Death Benefit also is reduced by the $2,000 withdrawal, and after the withdrawal, it is $98,000.

Example (45-Year Old Non-Smoking Male):
Death Benefit Option 2
Prior to Partial Withdrawal
Policy Value	$8,600
Surrender Charge	$1,951
Net Cash Surrender Value	$6,649
Face Amount	$100,000
Death Benefit	$108,600
Partial Withdrawal	$2,000
After Partial Withdrawal
Policy Value	$6,575
Surrender Charge	$1,951
Net Cash Surrender Value	$4,624
Face Amount	$100,000
Death Benefit	$106,575
After the withdrawal, the Policy Value is reduced by the withdrawal of $2,000 and also by the $25 withdrawal fee. The net cash surrender value after the withdrawal is calculated as $8,600 - 1,951 - 2,000 - 25 = $4,624. The Face Amount for a Death Benefit Option 2 Policy is not reduced by the withdrawal, but because the Policy Value is reduced, by the withdrawal, the resulting Death Benefit is reduced.

Example (45-Year Old Non-Smoking Male):
Death Benefit Option 1
Initial Face Amount	$100,000
Increase in Year 2 Face Amount	$200,000
Total Policy Year 3 Face Amount	$300,000
Prior to Partial Withdrawal
Policy Value	$12,700
Surrender Charge	$5,552
Net Cash Surrender Value	$7,148
Death Benefit	$300,000
Partial Withdrawal	$2,000
After Partial Withdrawal
Policy Value	$11,675
Surrender Charge	$5,552
Net Cash Surrender Value	$5,123
Initial Face Amount	$100,000
Increase Face Amount	$198,000
Total Face Amount	$298,000
Death Benefit	$298,000
After the withdrawal, the Policy Value is reduced by the withdrawal of $2,000 and also by the $25 withdrawal fee. The net cash surrender value after the withdrawal is calculated as $12,700 - 5,552 - 2,000 - 25 = $5,123. The most recent Face Amount increase of $200,000 is reduced by the $2,000 withdrawal and after the withdrawal it is $198,000. The total Face Amount is $298,000.

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Effect on Rider Benefits. A partial withdrawal will decrease cumulative premiums paid into your Policy. Riders do not impact the ability to take partial withdrawals.

Tax Consequences. The tax consequences of partial withdrawals are discussed in “Federal Taxes” below.

Settlement
We pay the surrender proceeds or Death Benefit proceeds under the Policy in a one sum or under one of the Settlement options that we then offer. You may request a Settlement option by notifying us in writing at the address given on the first page of this Prospectus. We transfer to our Fixed Account any amount placed under a Settlement option, which will not be affected thereafter by the investment performance of the Separate Account. We do not permit surrenders or partial withdrawals after payment under a settlement option commences.

The amount applied to a Settlement option must include at least $5,000 of Policy Value and result in installment payments of not less than $50. When the proceeds are payable, we inform you concerning the rate of interest we credit to funds left with us. We guarantee that the rate of interest used to calculate the monthly benefit will not be less than an effective annual rate of 1%. We may pay interest in excess of the guaranteed rate.

We currently offer the two Settlement options described below:

Fixed Payments. We pay a selected monthly income until the proceeds, and any interest credits, are exhausted. If the payee dies before the end of the guarantee period, we continue payments to a successor payee until the end of the guarantee period.

Life Income Guaranteed Period Certain. We pay the proceeds in a monthly income for as long as the payee lives, or you may also select a guarantee period of between five and twenty years. If a guarantee period is selected, we make monthly payments at least until the payee dies. If the payee dies before the end of the guarantee period, we continue payments to a successor payee until the end of the guarantee period. If no guarantee period is selected or if the payee dies after the end of the guarantee period, we stop payments when the payee dies. It is possible for the payee to receive only one payment under this option, if the payee dies before the second payment is due and you did not choose a guarantee period. This Settlement option is not available if settlement is to a non-natural Owner or non-natural Beneficiary.

In addition, we may agree to other Settlement option plans. Write or call us to obtain information about them.

You may request that the proceeds of the Policy be paid under a Settlement option by submitting a request to us in writing before the death of the Insured. If at the time of the Insured’s death, no Settlement option is in effect, the Beneficiary may choose a Settlement option after the Death Benefit is payable and before it is paid. If you change the Beneficiary, the existing choice of Settlement option becomes invalid and you may either notify us that you wish to continue the pre-existing choice of Settlement option or select a new one.

Maturity
The Policies have no Maturity Date. Your Policy will continue after the Insured reaches age 121 as long as Net Surrender Value is sufficient to cover Monthly Deductions.

Following the Insured’s 121st birthday, we will waive any cost of insurance charge, administrative expense charge, mortality and expense risk charge, or policy fee.

Lapse and Reinstatement
Lapse and Grace Period. If the Net Surrender Value is less than the Monthly Deduction due on a Monthly Activity Day and the Safety Net Premium is not in effect, your Policy may lapse. This policy may lapse even if planned payments are paid, due to the fact that current cost of insurance and interest rates are not guaranteed, policy loans and partial withdrawals may be taken, you may make changes in the death benefit option, and you may request changes to the face amount. We give you a 61-day Grace Period in which to pay an adequate amount of additional Premium to keep the Policy in force after the end of the Grace Period. Additional Premiums may be necessary to assure the safety net premium guarantee remains in force. This additional Premium may be paid during the Grace Period.
At least 61 days before the end of the Grace Period, we will send you a notice that your Policy will lapse as of a certain date and additional premiums are necessary to keep the Policy in force.

27 Prospectus

The Policy continues in effect through the Grace Period. If the Insured dies during the Grace Period, we pay a Death Benefit in accordance with your instructions. However, we reduce the proceeds by an amount equal to Monthly Deduction(s) due and unpaid. See “Death Benefits and Optional Insurance Benefits” on page 21. If you do not pay us the amount shown in the notice before the end of the Grace Period, your Policy ends at the end of the Grace Period.
Reinstatement. If the Policy lapses, you may apply for reinstatement by paying to us the reinstatement Premium and any applicable charges required under the Policy. You must request reinstatement within five years of the date the Policy entered a Grace Period. The reinstatement Premium equals an amount sufficient to (1) cover all unpaid Monthly Deductions for the Grace Period, and (2) keep your Policy in force for three months. If a Policy Loan was outstanding at the time of your Policy’s lapse, you must either repay or reinstate the loan before we reinstate your Policy. In addition, we may require you to provide evidence of insurability satisfactory to us. The Face Amount upon reinstatement cannot exceed the Face Amount of your Policy at its lapse. The Policy Value on the reinstatement date reflects the Policy Value at the time of termination of the Policy plus the Premium paid at the time of reinstatement. All Policy charges continue to be based on your original Issue Date.

The Safety Net will apply upon reinstatement if the Safety Net premium guarantee expiry date has not expired and cumulative premiums received at time of reinstatement exceed the Safety Net premium times the number of months that coverage was in force, plus three additional Safety Net premiums.

You cannot reinstate the Policy once it has been surrendered.

Cancellation Rights
Free-Look Period. If the Policy is a non-replacement, you may cancel your Policy by returning it to us within thirty (30) days after you receive it. During this period, all Premiums will be allocated to a Fixed Account. If you cancel your Policy during this period, all payments less any Policy Debt and/or withdrawals will be returned to you. If the Policy is a replacement of an existing policy or contract and you cancel your Policy by returning it to us within sixty (60) days after you receive it, we pay you an amount equal to any net premium allocated to the Fixed Account; plus, the value of amount allocated to any Separate Accounts, as calculated on the date the returned Policy is received by us or our agent; plus, any premium expense charges, policy fees, or other charges deducted under the Policy. The refund will be reduced by any withdrawals taken and any outstanding Policy Debt.

Charges and Deductions
Premium Expense Charge. Before we allocate a Premium to the Policy Value, we subtract the Premium Expense Charge. The Premium Expense Charge equals 6.00% of all Premiums in all years. This charge is intended to help us pay for: (a) actual sales expenses, which include agents’ sales commissions and other sales and distribution expenses; (b) state premium taxes and other state and local premium taxes; and (c) certain Federal taxes and other expenses related to the receipt of Premiums.

New York does not currently have a premium tax.
Monthly Deduction. On the Issue Date and on each Monthly Activity Day, we deduct from your Policy Value a Monthly Deduction to cover certain charges and expenses in connection with the Policy. The Monthly Deduction is the sum of the following five items:

1)	the Policy Fee;

2)	the administrative expense charge;

3)	the mortality and expense risk charge;

4)	the cost of insurance charge for your Policy; and

5)	the cost of additional benefits provided by riders, if any.

We allocate the mortality and expense risk charge pro rata among the Sub-Accounts in proportion to the amount of your Policy Value in each Sub-Account. We allocate the remainder of the Monthly Deduction pro rata among the Sub-Accounts and the Fixed Account, unless you specify otherwise.
Policy Fee. The monthly policy fee will never be more than $15.00 per month. We currently charge $11.00. This charge compensates us in part for administrative expenses such as salaries, postage, telephone, office equipment and periodic reports. The Policy Fee is waived after the Insured’s age 121.
Administrative Expense Charge. The monthly Administrative Expense Charge applies for the first 30 Policy Years, and varies based on the Insured’s age at issue of the Policy, sex, payment class, and face amount. The current monthly Administrative Expense Charge is tiered such that one rate per $1,000 is charged on the first $100,000 of Face Amount and another rate per $1,000 is charge on the Face Amount above $100,000. The guaranteed amount is the same as the current amount. This charge covers administration expenses and issuance costs. A monthly Administrative

28 Prospectus

Expense Charge is determined separately for each increase in Face Amount based on the Insured’s attained age at the time of the increase. The applicable charge applies for thirty years from the date of the increase. If you decrease the Face Amount, the Administrative Expense Charge remains the same. The Administrative Expense Charge is waived after the Insured’s age 121.
Mortality and Expense Risk Charge. The guaranteed monthly mortality and expense risk charge is calculated at a monthly rate of 0.06% of the net Policy Value allocated to the Sub-Accounts for the first ten years and 0.03% thereafter. The mortality and expense risk charge is not assessed against your Policy Value in the Fixed Account. This charge compensates us for the mortality and expense risks that we assume in relation to the Policies. The mortality risk assumed includes the risk that the cost of insurance charges specified in the Policy will be insufficient to meet claims. We also assume a risk that, on the Monthly Activity Day preceding the death of an Insured, the Death Benefit will exceed the amount on which the cost of insurance charges were based. The expense risk assumed is that expenses incurred in issuing and administering the Policies will exceed the administrative charges set in the Policy. The mortality and expense risk charge is waived after the Insured’s age 121.

Cost of Insurance Charge. The cost of insurance is determined monthly. The cost of insurance charge is determined by multiplying the applicable current cost of insurance rate per $1,000 by the net amount at risk for each Policy Month. The net amount at risk is (a) – (b), where:
(a) is the Death Benefit as of the prior Monthly Activity Day divided by 1.0032737; and (b) is the Policy Value as of the prior Monthly Activity Day. The cost of insurance rate is individualized depending on the Insured’s age at issue of the Policy, Policy Year, sex, payment class and face amount, thus, the rate differs from year to year. The rates are determined by us, but they will never be more than the guaranteed rates shown in the table on Page 5 of your Policy. Please see the following example.

Example (45-Year Old Non-Smoking Male):
Face Amount	$100,000
Death Benefit Option	1
Policy Value on the Current Monthly Activity Day	$30,000
Insured’s Attained Age	45
Corridor Percentage	215%
Death Benefit	$100,000

On the Monthly Activity Day in this example, the Death Benefit as then computed would be $100,000, because the Face Amount ($100,000) is greater than the Policy Value multiplied by the applicable corridor percentage ($30,000
× 215% = $64,500). Since the Policy Value on that date is

$30,000, the cost of insurance charges per $1000 are applied to the difference in the net amount at risk of
$69,674 (($100,000/1.0032737) – $30,000).

Assume that the Policy Value in the above example was
$50,000. The Death Benefit would then be $107,500 (215% × $50,000), since this is greater than the Face Amount ($100,000). The cost of insurance rates in this case would be applied to the net amount at risk of
$57,149 (($107,500/1.0032737) – $50,000).

The Policy Value may vary monthly, based on the investment performance of the Sub-Accounts you have selected, the addition of interest credited to your Fixed Account (if any), the deduction of charges, and any other Policy transaction. Under Policies with an Option 1 Death Benefit, increases in the Policy Value generally decrease the net amount at risk; conversely, decreases in the Policy Value increase the net amount at risk. Since the cost of insurance charge is based on the net amount at risk, your cost of insurance charge probably will be correspondingly different each month. Under Policies with an Option 2 Death Benefit, however, the net amount at risk does not vary with changes in the Policy Value, unless your Policy’s death benefit is determined under a corridor percentage. In that circumstance, increases in the Policy Value increase the net amount at risk. See “Policy Value” on page 12. Accordingly, a change in the Policy Value does not affect your monthly cost of insurance charge, unless it increases your net amount at risk.

We determine the cost of insurance charge separately for the initial Face Amount and each subsequent increase. The cost of insurance charge for increases reflects circumstances, such as the Insured’s age and health status, at the time of the increase. The cost of insurance charge covers our anticipated mortality costs for standard and substandard risks. We determine the current cost of insurance rates, but we guarantee that we will never charge you a cost of insurance rate higher than the guaranteed cost of insurance rates shown in the Policy.

We base the cost of insurance rate on the sex, issue age, Policy Year and premium rating class of the Insured, and on the Face Amount. We charge a lower current cost of insurance rate for Policies with a Face Amount of $200,000 or above. If an increase in Face Amount of your Policy would raise the total Face Amount above one of these break points, only the amount of the increase above the breakpoint is eligible for a lower current cost of insurance rate. Although we base the current cost of insurance rate on our expectations as to future mortality experience, that rate will never exceed a maximum cost of insurance rate based on the 2017 Commissioners Standard Ordinary (“2017 CSO”) Smoker and Non-Smoker Mortality Table, based on the Insured’s sex, smoker status, and age.

Beginning on the Policy Anniversary following the
Insured’s 121st birthday, we waive all cost of insurance
charges, administrative expense charges, mortality and

29 Prospectus

expense risk charge, and monthly policy fee.
Loans. The amounts allocated to the Loan Account are credited interest at the Loan Credited Rate of 2%. The interest rate charged for preferred loans is 2.0% per year, while standard loans are charged 3.0% per year. For additional information please refer to Policy Loans section.
Rider Charges. If your Policy includes one or more
riders, a charge applicable to each rider you purchased is
made from your Policy Value each month. The charge is
to compensate us for the anticipated cost of providing
these benefits and is specified on the applicable rider. The
Rider Charges are summarized in the table on page 28 of
this Prospectus. For a description of the optional riders,
see “Optional Insurance Benefits” beginning on page 22.
Separate Account Income Taxes. We are not currently deducting or maintaining a provision for taxes. In the future, however, we may establish a provision for taxes if we determine, in our sole discretion, that we will incur a tax from the operation of the Separate Account. We will deduct for any taxes we incur as a result of the operation of the Separate Account, whether or not we previously made a provision for taxes and whether or not it was sufficient.
Portfolio Charges. You indirectly bear the charges and expenses of the Portfolios whose shares are held by the Sub-Accounts to which you allocate your Policy Value. The third table in “Fee Tables” above contains a summary of current estimates of those charges and expenses. These charges and expenses are deducted from the assets of the Portfolios. For more detailed information, please refer to the Prospectuses for the appropriate Portfolios.

We receive compensation from the investment advisors or administrators of some of the Portfolios. Such compensation is consistent with the services we provide or the cost savings resulting from the arrangement and therefore may differ between Portfolios. Such compensation typically is a percentage of the Separate Account assets invested in the relevant Portfolio and generally may range up to 0.25% annually of net assets. We receive Rule 12b-1 fees or service fees directly from some of the Portfolios for providing certain services primarily intended to assist in the account servicing of the Portfolios’ shares held by corresponding Sub-Accounts.

Surrender Charge. If you surrender your Policy, we may subtract a surrender charge from the surrender proceeds.

The surrender charge equals the amount shown in the surrender charge table in your Policy, plus any additional surrender charge due to increases in the Face Amount of your Policy. The amount of the surrender charge decreases over time.

Initial Surrender Charge. When we issue your Policy, we determine the initial surrender charge. To determine the initial surrender charge, we multiply the Initial Face Amount of your Policy by a rate per thousand dollars of Face Amount. The applicable rate depends on the Insured’s age at issue, sex and status as a smoker or non-smoker. For example, if the Insured is age 45 when your Policy is issued, the applicable rates per thousand are as follows:

Male Non-Smoker	$20.98
Male Smoker	$25.97
Female Non-Smoker	$18.80
Female Smoker	$21.28
Unisex Non-Smoker	$20.51
Unisex Smoker	$25.58
Accordingly, if the Insured were a male non-smoker age 45 and the Policy’s Face Amount were $100,000, the surrender charge initially would be $2,088.00.

The rates for each category are greater or lesser according to the age of the Insured when your Policy is issued. The maximum rate is $47.49 per thousand.

If you surrender your Policy after ten Policy Years have elapsed, we do not charge a surrender charge (unless you have increased the Face Amount of your Policy, as explained below). Before that time, we determine the applicable surrender charge by multiplying the initial surrender charge on your Policy by the appropriate surrender charge percentage for the Policy Year in which the surrender occurs. The applicable surrender charge percentage depends on the Insured’s sex, age when your Policy was issued, status as a smoker or non-smoker, and the number of years elapsed since your Policy was issued. For example, the following surrender charge percentage rates would apply if the Insured were 45 years old when your Policy was issued:

30 Prospectus

POLICY YEAR	Male, Nonsmoker Age 45	Male, Smoker Age 45	Female, Nonsmoker Age 45	Female, Smoker Age 45	Unisex, Nonsmoker Age 45	Unisex, Smoker Age 45
1	100%	100%	100%	100%	100%	100%
2	93%	93%	93%	93%	93%	93%
3	87%	87%	87%	87%	87%	87%
4	82%	82%	82%	82%	82%	82%
5	77%	77%	77%	77%	77%	77%
6	64%	64%	64%	64%	64%	64%
7	51%	51%	51%	51%	51%	51%
8	38%	38%	38%	38%	38%	38%
9	25%	25%	25%	25%	25%	25%
10	12%	12%	12%	12%	12%	12%
11+	0%	0%	0%	0%	0%	0%
Thus, in the example given above, if the Policy were surrendered during the 7th Policy Year, the surrender charge would equal [$1,064.88 ($2,088.00 × 51%)]. A different surrender charge percentage rate might apply if the Insured is older than 45 when the Policy is issued.

Surrender Charge on Increases in Initial Face Amount. If you increase the Initial Face Amount of your Policy, we determine an additional surrender charge amount applicable to the amount of the increase. We determine the initial amount of the additional surrender charge using the same formula and rates used in determining the initial surrender charge, except that we use the Insured’s age and smoking status at the time of the increase, rather than at the time your Policy was issued.

The surrender charge on the increase also decreases over a ten Policy Year period, starting from the effective date of the increase. The schedule of surrender charge percentages applicable to the additional surrender charge is based on the Insured’s age at the time of the increase. If you surrender your Policy or make a partial withdrawal, we separately calculate the surrender charge applicable to the Initial Face amount and each increase and add those amounts to determine the total surrender charge.

If you decrease the Face Amount, the applicable surrender charge remains the same.

We include in your Policy a table showing the surrender charge rates and the surrender charge percentages applicable under the Policies. For additional information concerning the rates applicable to you, please consult your agent. In addition, a table of the applicable rates is on file with the SEC as an exhibit to the registration statement for the Policies.

The premium expense charge (in part) and the surrender charge are imposed to cover our actual sales expenses, which include agents’ sales commissions and other sales and distribution expenses. We expect to recover total sales expenses of the Policies over the life of the Policies. However, the premium expense charge and surrender charge paid with respect to a particular Policy may be higher or lower than the distribution expenses we incurred in connection with that Policy. To the extent distribution costs are not recovered by these charges, we may make up any shortfall from the assets of our general account, which includes funds derived from the mortality and expense charge on the Separate Account assets and the other charges imposed under the Policies.

Partial Withdrawal Service Fee. We do not assess a surrender charge for a partial withdrawal. We do, however, subtract a partial withdrawal service fee of the lesser of 2% of the amount withdrawn, or $25, for a partial withdrawal from the remaining policy value to cover our expenses relating to the partial withdrawal.
Transfer Fee. We currently are not charging a transfer fee. The Policy, however, permits us to charge a transfer fee of $10 on the second and each subsequent transaction in each calendar month in which transfer(s) are effected between Sub-Account(s) and/or the Fixed Account. We will notify you if we begin to charge this fee.

We will deduct the transfer fee from the Policy Value that remains in the Sub-Account(s) or Fixed Account from which we process your transfer. If that amount is insufficient to pay the transfer fee, we will deduct the fee from the transferred amount.

General Policy Provisions
Beneficiaries. You name the Beneficiary(ies) (Primary Beneficiary, Contingent Beneficiary) in the application for the Policy. You may change the Beneficiary at any time, except irrevocable Beneficiaries may not be changed without their consent.

31 Prospectus

You must request a change of Beneficiary in writing. We provide a form to be completed, signed and filed with us. Your request for a change in Beneficiary takes effect upon our filing of a signed and completed form, effective as of the date you signed the form. Until we receive your change instructions, we are entitled to rely on your most recent instructions in our files. Accordingly, we are not liable for making a payment to the person shown in our files as the Beneficiary or treating that person in any other respect as the Beneficiary, even if instructions that we subsequently receive from you seek to change your Beneficiaries effective as of a date before we made the payment or took the action in question.

If you name more than one Beneficiary, we divide the Death Benefit among your Beneficiaries according to your most recent written instructions. If you have not given us written instructions regarding the amount each Beneficiary is to receive, we pay the Death Benefit in equal shares to the Beneficiaries. If one of the Beneficiaries dies before you, we divide the Death Benefit among the surviving Beneficiaries.
Assignment. You may assign your Policy as collateral security. You must notify us in writing if you assign the Policy. Until we receive notice from you, we are not liable for any action we may take or payments we may make that may be contrary to the terms of your assignment. We are not responsible for the validity of an assignment. Your rights and the rights of the Beneficiary may be affected by an assignment.
Dividends. We do not pay any dividend under the Policies.

About Us
Allstate Life Insurance Company of New York. Allstate Life Insurance Company of New York is a stock life insurance company engaged in the business of writing life insurance. Our home office is located in Hauppauge, New York. Our administrative offices are located at 3075 Sanders Road, Northbrook, IL 60062-7127; however, our mailing address is P.O. Box 660191, Dallas, TX 75266-0191. Please see also “General Information and History” in the SAI.
The Separate Account. Allstate Life of New York Variable Life Separate Account A is a segregated asset account of Allstate New York. Allstate New York owns the assets of the Separate Account, but we hold them separate from our other assets. To the extent that these assets are attributable to the Policy Value of the Policies offered by this Prospectus, these assets may not be used to pay any liabilities of Allstate New York other than those arising from the Policies. Income, gains and losses, whether or not realized, from assets allocated to the Separate Account are credited to or charged against the Separate Account without regard to the income, gains, losses or any investment experience of Allstate New York’s other assets. Allstate New York is obligated to pay all amounts promised to Policy Owners under the Policies.

The Separate Account is divided into Sub-Accounts. The assets of each Sub-Account are invested in the shares of one of the Portfolios. We do not guarantee the investment performance of the Separate Account, its Sub- Accounts or the Portfolios. Values allocated to the Separate Account rise and fall with the values of shares of the Portfolios and are also reduced by Policy charges. We use the Separate Account to fund the Policies and our other variable universal life insurance policies. We account separately for each type of variable life insurance policy funded by the Separate Account.

32 Prospectus

Federal Taxes
Introduction. The following discussion is general and is not intended as tax advice. Allstate New York makes no guarantee regarding the tax treatment of any Policy or transaction involving a Policy. Federal, state, local and other tax consequences of ownership or purchase of a life insurance policy depend upon your circumstances. Our general discussion of the tax treatment of this Policy is based on our understanding of federal income tax laws as they are currently interpreted. A detailed description of all federal income tax consequences regarding the purchase of this Policy cannot be made in the Prospectus. For detailed information, you should consult with a qualified tax advisor familiar with your situation. If you are concerned about any tax consequences with regard to your individual circumstances, you should consult a qualified tax advisor.
Taxation of the Company and the Separate Account. Allstate New York is taxed as a life insurance company under Part I of Subchapter L of the Tax Code. The Separate Account is not an entity separate from Allstate New York and its operations form a part of Allstate New York. Therefore, the Separate Account is not taxed separately as a “Regulated Investment Company” under Subchapter M of the Tax Code. Investment income and realized capital gains are automatically applied to increase reserves under the Policies. Under current federal tax law, Allstate New York believes that the Separate Account investment income and realized net capital gains will not be taxed to the extent that such income and gains are applied to increase the reserves under the Policies. Generally, reserves are amounts that Allstate New York is legally required to accumulate and maintain in order to meet future obligations under the Policies. Allstate New York does not anticipate that it will incur any federal income tax liability attributable to the Separate Account. Therefore, we do not intend to make provisions for any such taxes. If we are taxed on investment income or capital gains of the Separate Account, then we may impose a charge against the Separate Account in order to make provisions for any such taxes.
Taxation of Policy Benefits. In order to qualify as a life insurance policy for federal income tax purposes, the policy must meet the definition of a life insurance policy set forth in Section 7702 of the Tax Code. Section 7702 limits the amount of premiums that may be invested in a policy that qualifies as life insurance. The Policy is structured to meet the Section 7702 definition of a life insurance policy. This means that the Death Benefit is generally excluded from the Beneficiary’s gross income under Section 101(a) of the Tax Code and you are generally not taxed on increases in the Policy Value until a distribution occurs.
If the Death Benefit is not received in one sum and is, instead, applied under one of the settlement options, payments generally will be prorated between amounts attributable to the Death Benefit, which will generally be excludable from the Beneficiary’s income, and amounts attributable to earnings on that income (occurring after the Insured’s death), which will be includable in the Beneficiary’s income.
If a Policy fails to qualify as life insurance under Section 7702, the Policy will not provide any of the tax advantages normally provided by life insurance. Allstate New York has the right to amend the Policies to comply with any future changes in the Tax Code, any regulations or rulings under the Tax Code and any other requirements imposed by the Internal Revenue Service.
If you surrender the Policy, you are subject to income tax on the portion of the distribution that exceeds the investment in the contract. The investment in the contract is the gross Premium paid for the Policy minus any amounts previously received from the Policy if such amounts were properly excluded from your gross income. If your Policy is not a Modified Endowment Contract, policy loans are not treated as taxable distributions. Interest paid on a Policy loan is generally not deductible. You are generally taxed on partial withdrawals to the extent the amount distributed exceeds the investment in the contract. In certain situations, partial withdrawals or reduction in benefits during the first fifteen years of the Policy may result in a taxable distribution before the investment in the contract is recovered even if the policy is not a Modified Endowment Contract. Withdrawals and loans from Modified Endowment Contracts are subject to less favorable tax treatment. Loans, if not repaid, and withdrawals reduce the contract’s death benefit and cash value. For an additional discussion of Modified Endowment Contracts, please see “Federal Taxes - Modified Endowment Contracts” on page 32.

If you are Owner and Insured under the Policy, the Death Benefit will be included in your gross estate for federal estate tax purposes. Even if the Insured is not the Owner but retains incidents of ownership in the Policy, the Death Benefit will also be included in the Insured’s gross estate. Examples of incidents of ownership include the right to:

•	change beneficiaries,

•	assign the Policy,

•	revoke an assignment,

•	pledge the Policy, or

•	obtain a Policy loan.

If you are Owner and Insured under the Policy, and you transfer all incidents of ownership in the Policy, the Death Benefit will be included in your gross estate if you die within three years from the date of the ownership transfer. State and local estate and inheritance taxes may also apply. In addition, certain transfers of the Policy or Death Benefit, either during life or at death, to individuals two or more generations below the transferor may be subject to the federal generation skipping

33 Prospectus

transfer tax. This rule also applies if the transfer is to a trust for the benefit of individuals two or more generations below the transferor.

The Policy may be used in various arrangements, including nonqualified deferred compensation or salary continuance plans, split dollar insurance plans, executive bonus plans, retiree medical benefit plans and others. The tax consequences of such plans may vary depending on the particular facts and circumstances of each individual arrangement. If you are contemplating the use of a Policy in any of these arrangements, you should consult a qualified tax advisor regarding the tax attributes of the particular arrangement. We no longer sell life insurance contracts to corporate and self-employed tax-qualified retirement pension and profit sharing plans subject to Section 401.
Employer Owned Life Insurance (a.k.a. “COLI”). The Pension Reform Act, enacted in 2006, includes provisions affecting the taxation of Death Benefits paid from policies owned by “Employers.” Although these policies are commonly referred to as Corporate Owned Life Insurance (“COLI”), the term “Employer” includes any person or non-natural entity such as a partnership, LLC, or corporation, which is engaged in a trade or business. The term Employer also includes a person or entity related to the policyholder under the attribution rules of Tax Code sections 267(b) or 707(b)(1), and any person or entity engaged in a trade or business which is under common control with the policyholder.

Generally for contracts issued to employers after August 17, 2008, the portion of the Death Benefit in excess of the premiums or other amounts the employer paid for the policy will be treated as income unless:

•	the insured was an employee within 12 months of death;

•	proceeds are paid to the insured's beneficiary;

•	proceeds are used to buy back any equity interest owned by the insured at the time of death; or

•	the insured was a “highly compensated employee” or “highly compensated individual.”

For purposes of the COLI rules, “highly compensated employees” are:

•	more than 5% owners;

•	directors; and

•	anyone else in the top 35% of employees ranked by pay.

“Highly compensated individuals” are individuals who are:

•	more than 10% owners;

•	one of the five highest paid officers; or
•among the highest paid 35% of all employees.

The new COLI provision also includes notice and consent requirements, and reporting requirements.
Modified Endowment Contracts. A life insurance policy is treated as a “Modified Endowment Contract” under Section 7702A of the Tax Code if it meets the definition of life insurance in Section 7702, but fails the “seven-pay” test of Section 7702A. The seven-pay test limits the amount of premiums that can be paid into the contract before the Policy will become a Modified Endowment Contract. We will not accept any Premiums that cause the Policy to become a Modified Endowment Contract unless we receive from you a written acknowledgment that the Policy will become a Modified Endowment Contract. An exchange under Section 1035 of the Tax Code of a life insurance policy that is not a Modified Endowment Contract will not cause the new policy to be a Modified Endowment Contract if no additional premiums are paid. An exchange under Section 1035 of the Code of a life insurance policy that is a Modified Endowment Contract for a new life insurance policy will always cause the new policy to be a Modified Endowment Contract.

If your Policy is not issued as a Modified Endowment Contract, it can become a Modified Endowment Contract under certain circumstances. If your Policy is materially changed at any time, your policy must be tested to determine whether it has become a Modified Endowment Contract. A material change includes certain increases in the policy’s death benefit and the addition or increase of certain riders, rate class changes, and certain changes to Death Benefit Options that increase the Face Amount. Your Policy will be treated as though it were a new contract on the day the material change takes effect, a new seven-pay limit will be calculated, and a new seven-pay period will begin. Additionally, if the benefits provided by your Policy are reduced or certain changes to Death Benefit Options decrease the Face Amount during the first 7 years of the policy or during a “seven-pay period”, the seven-pay test will be applied as though the policy were initially issued with the reduced benefits. If the cumulative premiums paid into the Policy prior to the reduction in benefits are in excess of the seven-pay limit for the reduced benefit, then your policy will become a Modified Endowment Contract.

If a contract is classified as a Modified Endowment Contract, the Death Benefit will still qualify for the exclusion from gross income, and increases in Policy value are not subject to current taxation unless withdrawn or otherwise accessed. If you receive any amount as a Policy loan (including unpaid interest that is added to the loan balance) from a Modified Endowment Contract, or assign or pledge any part of the value of the Policy, such amount is treated as a distribution. Withdrawals and distributions made from a Modified Endowment Contract before the Insured’s death are treated as taxable income first, then as recovery of the investment in the contract. The taxable portion of any distribution from a Modified Endowment Contract is subject to an additional 10% penalty tax, except as follows:

34 Prospectus

•	distributions made on or after the date on which the taxpayer attains age 59½;

•	distributions attributable to the taxpayer’s becoming disabled (within the meaning of Section 72(m)(7) of the Tax Code); or

•
any distribution that is part of a series of substantially equal periodic payments (paid not less frequently than annually) made for the life (or life expectancy) of the taxpayer or the joint lives (or joint life expectancies) of such taxpayer and his or her beneficiary.

All Modified Endowment Contracts that are issued within any calendar year to the same owner by one company or its affiliates shall be treated as one Modified Endowment Contract in determining the taxable portion of any distributions from any of the contracts required to be aggregated.
Income Tax Withholding. Generally, Allstate New York is required to withhold federal income tax at a rate of 10% from taxable distributions. The customer may elect out of withholding by completing and signing a withholding election form. If no election is made, we will automatically withhold the required 10% of the taxable amount. In certain states, if there is federal withholding, then state withholding is also mandatory. Election out of withholding is valid only if the customer provides a U.S. residence address and taxpayer identification number.

Generally, code Section 1441 provides that Allstate New York, as a withholding agent, must withhold 30% of the taxable amounts paid to a non-resident alien not subject to FATCA. Certain payees may be subject to the Foreign Accounts Tax Compliance Act (FATCA) which would require 30% mandatory withholding for certain entities. Please see your personal tax advisor for additional information regarding FATCA. A non-resident alien is someone other than a U.S. citizen or resident alien. We require an original IRS Form W-8 to certify the owners’ foreign status. Withholding on taxable distributions may be reduced or eliminated if covered by an income tax treaty between the U.S. and the non-resident alien’s country of residence. The U.S. does not have a tax treaty with all countries nor do all tax treaties provide an exclusion or lower withholding rate for taxable life insurance distributions.
Diversification Requirements. For a Policy to qualify as a variable life insurance policy for federal tax purposes, the investments in the Separate Account must be “adequately diversified” consistent with standards under Treasury Department regulations. If the investments in the Separate Account are not adequately diversified, the Policy will not be treated as a variable life insurance policy for federal income tax purposes. As a result, you will be taxed on the excess of the Policy Value over the investment in the contract. Although Allstate New York does not have control over the Portfolios or their investments, we expect the Portfolios to meet the diversification requirements.
Ownership Treatment. The IRS has stated that you will be considered the owner of Separate Account assets if you possess incidents of ownership in those assets, such as the ability to exercise investment control over the assets. At the time the diversification regulations were issued, the Treasury Department announced that the regulations do not provide guidance concerning circumstances in which investor control of the Separate Account investments may cause a policy owner to be treated as the owner of the Separate Account. The Treasury Department also stated that future guidance would be issued regarding the extent that owners could direct Subaccount investments without being treated as owners of the underlying assets of the Separate Account.

YYour rights under the Policy are different than those described by the IRS in private and public rulings in which it found that policy owners were not owners of separate account assets. For example, if your Policy offers more than twenty (20) investment alternatives you have the choice to allocate premiums and policy values among a broader selection of investment alternatives than described in such rulings. You may be able to transfer among investment alternatives more frequently than in such rulings. These differences could result in your being treated as the owner of the Separate Account. If this occurs, income and gain from the Separate Account assets would be includible in your gross income. Allstate New York does not know what standards will be set forth in any regulations or rulings which the Treasury Department may issue. It is possible that future standards announced by the Treasury Department could adversely affect the tax treatment of your Policy. We reserve the right to modify the Policy as necessary to attempt to prevent you from being considered the federal tax owner of the assets of the Separate Account. However, we make no guarantee that such modification to the Policy will be successful.

Other Tax Considerations. The transfer of the Policy or designation of a beneficiary may have federal, state, and/or local transfer and inheritance tax consequences, including the imposition of gift, estate, and generation-skipping transfer taxes. For example, the transfer of the Policy to, or the designation as a beneficiary of, or the payment of proceeds to, a person who is assigned to a generation which is two or more generations below the generation assignment of the owner may have generation skipping transfer tax consequences under federal tax law. The individual situation of each Policy owner or beneficiary will determine the extent, if any, to which federal, state, and local transfer and inheritance taxes may be imposed and how ownership or receipt of Policy proceeds will be treated for purposes of federal, state and local estate, inheritance, generation skipping and other taxes. Under certain circumstances, the Tax Code may impose a generation-skipping transfer (“GST”) tax when all or part of an annuity contract is

35 Prospectus

transferred to, or a death benefit is paid to, an individual two or more generations younger than the Owner. Regulations issued under the Tax Code may require us to deduct the tax from your Policy, or from any applicable payment, and pay it directly to the IRS.
The potential application of these taxes underscores the importance of seeking guidance from a qualified advisor to help ensure that your estate plan adequately addresses your needs and those of your beneficiaries under all possible scenarios.
Medicare Tax on Investment Income. Beginning in 2013, the newly enacted 3.8% Medicare tax on investment income applies to individuals whose income exceeds certain threshold amounts. You should consult a tax advisor about the impact of this new tax on distributions from the Policy.

36 Prospectus

Distribution
Allstate Distributors, L.L.C. (“ADLLC”), located at 3075 Sanders Road, Northbrook, IL 60062-7127, serves as distributor of the Policies. ADLLC, an affiliate of Allstate New York, is a wholly owned subsidiary of Allstate Life Insurance Company. ADLLC is registered as a broker-dealer under the Securities Exchange Act of 1934, as amended, and is a member of the Financial Industry Regulatory Authority (“FINRA”).

ADLLC does not sell Policies directly to purchasers. ADLLC enters into selling agreements with affiliated and unaffiliated broker-dealers and banks to sell the Policies through their registered representatives. The broker-dealers are registered with the SEC and are FINRA member firms. Their registered representatives are licensed as insurance agents by applicable state insurance authorities and appointed as agents of Allstate New York in order to sell the Policies. Policies also may be sold by representatives or employees of banks that may be acting as broker-dealers without separate registration under the Exchange Act, pursuant to legal and regulatory exceptions.

We will pay commissions to broker-dealers that sell the Policies. Commissions paid vary, but we may pay a maximum sales commission of approximately 60% of all Premiums, plus 10% of any additional Premiums in Year 2 and 3% of all additional Premiums in Years 3-5. In addition, we may pay a trail commission of up to 0.30% of Policy Value on policies that have been in force for at least one year. In addition, certain bonuses and managerial compensation may be paid. We pay all commissions and incentives.

Commissions payable to sales representatives for the sale of the Policy are calculated based on the total Premium payments.

From time to time, we pay asset-based compensation and/or marketing allowances to banks and broker-dealers. These payments vary among individual banks and broker dealers, and the asset-based payments may be up to 0.25% of Policy Value annually. These payments are intended to contribute to the promotion and marketing of the Policies, and they vary among banks and broker-dealers. The marketing and distribution support services include but are not limited to: (1) placement of the Policies on a list of preferred or recommended products in the bank’s or broker-dealer’s distribution system; (2) sales promotions with regard to the Policies; (3) participation in sales conferences; and (4) helping to defray the costs of sales conferences and educational seminars for the bank or broker-dealer’s registered representatives. A list of broker-dealers and banks that ADLLC paid pursuant to such arrangements is provided in the Statement of Additional Information, which is available upon request. For a free copy, please write or call us at the address or telephone number listed on the front page of this prospectus, or go to the SEC’s Web site (http:// www.sec.gov).

To the extent permitted by FINRA rules and other applicable laws and regulations, we may pay or allow other promotional incentives or payments in the form of cash or non-cash compensation. We may not offer the arrangements to all broker-dealers and banks and the terms of the arrangement may differ among broker-dealers and banks.

Individual registered representatives, broker-dealers, banks, and branch managers within some broker-dealers and banks participating in one of these compensation arrangements may receive greater compensation for selling the contract than for selling a different contact that is not eligible for the compensation arrangement. While we take the compensation into account when establishing contract charges, any such compensation will be paid by us or ADLLC and will not result in any additional charge to you. Your registered representative can provide you with more information about the compensation arrangements that apply to the sale of the contract.

Allstate New York does not pay ADLLC a commission for distribution of the Policies. ADLLC compensates its representatives who act as wholesalers, and their sales management personnel, for Policy sales. This compensation is based on a percentage of premium payments and/or a percentage of Policy values. The underwriting agreement with ADLLC provides that we will reimburse ADLLC for expenses incurred in distributing the Policies, including any liability to Policy Owners arising out of services rendered or Policies issued.

37 Prospectus

Legal Matters
There are no pending material legal proceedings to which the Separate Account or principal underwriter is a party. Allstate New York is engaged in routine lawsuits, which, in our management’s judgment, are not of material importance to its respective total assets or material with respect to the Separate Account.

Legal Matters
All matters of New York law pertaining to the Policy, including the validity of the Policy and our right to issue the Policy under New York law, have been passed upon by Angela K. Fontana, Vice President, General Counsel and Secretary of Allstate New York.

Financial Statements
The statements of net assets of each of the individual Sub-Accounts, which comprise the Separate Account, as of December 31, 2015, and the related statements of operations for the year or period then ended and the statements of changes in net assets for each of the periods in the two year period then ended, the financial statements of Allstate Life Insurance Company of New York as of December 31, 2016

and 2015, and for each of the three years in the period ended December 31, 2016, and the related financial statement schedules of Allstate Life Insurance Company of New York and the accompanying Reports of Independent Registered Public Accounting Firm appear in the Statement of Additional Information.

Illustration of Policy Values, Death Benefits, and Net Surrender Values
The following tables illustrate how the Policy Values, Net Surrender Values and Death Benefits of a Policy change with the investment experience of the Portfolios. The tables show how the Policy Values, Net Surrender Values and Death Benefits issued to an Insured of a given age and underwriting risk classification who pays the specified annual Premium would vary over time if the investment return on the assets held in the underlying Portfolio(s) was a uniform, gross, after-tax annual rate of 0%, 6% or 12%. The tables on page 39 illustrate a Policy issued to a male, age 45, $120,000 Face Amount, under a standard nonsmoker risk classification and Death Benefit Option 1.

The illustrations assume an annual payment of $1,825.00. The Safety Net Premium (see Safety Net Premium, page 11) for the illustrated Policy is $1,484.40. Payment of the Safety Net Premium or more each year would guarantee Death Benefit coverage for ten years, regardless of investment performance, assuming no loans or withdrawals are taken.

The illustration on page 39 assumes current charges and cost of insurance rates, while the illustration on page 40 assumes maximum guaranteed charges and cost of insurance rates (based on the 2017 Commissioners Standard Ordinary Mortality Table).

The amounts shown for the Death Benefit, Policy Value and Net Surrender Value reflect the fact that the net investment return of the Sub-Accounts is lower than the gross, after-tax return on the assets held in the Portfolios and charges levied against the Sub-Accounts. The values shown take into account the arithmetic average of total annual operating expenses (expenses that are deducted from Portfolio assets, which may include management fees, distribution and/or service (12b-1) fees, and other expenses) of 0.75%. Portfolio fees and expenses used in the illustrations do not reflect any expense reimbursement or fee waivers, which are terminable by the Portfolios and/or their investment advisors as described in the Prospectus under Fee Table and in the Prospectuses for the Portfolios. Also reflected is our monthly charge to the Policy Value for assuming mortality and expense risks. The current monthly charge for the first ten Policy Years is a rate of 0.58% of the average net assets of the Sub-Accounts, and a charge of 0.24% of average daily net assets thereafter. The illustrations also reflect the deduction from Premiums for a premium expense charge of 6.00%, the monthly policy fee of $11.00, and the monthly administrative expense fee of $17.20. The monthly policy fee is guaranteed not to exceed $15.00 per month. The amount of the administrative expense fee will vary with Policy Face Amount. After deduction of average fund expenses, the illustrated gross annual investment rates of return of 0%, 6%, and 12%, “Assuming Current Costs” correspond to approximate net annual rates of -0.75%, 5.25%, and 11.25%, respectively. The illustrated gross annual investment rates of return of 0%, 6%, and 12%, “Assuming Guaranteed Costs” correspond to approximate net annual rates of return of -0.75%, 5.25%, and 11.25%, respectively.

38 Prospectus

The hypothetical values shown in the tables do not reflect any charges for Federal income taxes against the Separate Account, since we are not currently making this charge. However, this charge may be made in the future and, in that event, the gross annual investment rate of return would have to exceed 0%, 6%, and 12% by an amount sufficient to cover the tax charge in order to produce the Death Benefits, Policy Values, and Net Surrender Values illustrated (see “Federal Taxes,” page 31.)

The tables illustrate the Policy Values, Net Surrender Values and Death Benefits that would result based upon the hypothetical investment rates of return if Premiums are paid as indicated, if all net Premiums are allocated to the Separate Account, and if no Policy loans are taken. The tables also assume that you have not requested an increase or decrease in the Face Amount of the Policy and that no partial surrenders or transfers have been made.

Upon request, we will provide a comparable illustration based upon the proposed Insured’s actual age, sex and underwriting classification, the Face Amount, Death Benefit option, the proposed amount and frequency of Premiums paid and any available riders requested.

39 Prospectus

ALLSTATE LIFE INSURANCE COMPANY OF NEW YORK
FLEXIBLE PREMIUM VARIABLE ADJUSTABLE LIFE INSURANCE
HYPOTHETICAL ILLUSTRATIONS

Male Issue Age 45
Face Amount $120,000	Standard Nonsmoker Class
$1,825 Annual Premium	Death Benefit Option: 1

Current Cost of Insurance Rates Death Benefit Assuming Hypothetical Gross and Net Annual Investment Return of
Policy Year	0% Gross -.75% Net	6% Gross 5.25% Net	12% Gross 11.25% Net
1	120,000	120,000	120,000
2	120,000	120,000	120,000
3	120,000	120,000	120,000
4	120,000	120,000	120,000
5	120,000	120,000	120,000
6	120,000	120,000	120,000
7	120,000	120,000	120,000
8	120,000	120,000	120,000
9	120,000	120,000	120,000
10	120,000	120,000	120,000
15	120,000	120,000	120,000
20 (Age 65)	120,000	120,000	120,000
25 (Age 70)	120,000	120,000	161,152
30 (Age 75)	120,000	120,000	257,628
35 (Age 80)	120,000	120,000	432,863
40 (Age 85)	**	120,000	728,420
45 (Age 90)	**	147,766	1,206,376
50 (Age 95)	**	186,204	1,917,874
55 (Age 100)	**	243,986	3,201,444
60 (Age 105)	**	307,748	5,324,773
65 (Age 110)	**	391,041	8,943,415
70 (Age 115)	**	497,080	15,021,825
75 (Age 120)	**	632,076	25,232,030
76 (Age 121)	**	663,212	27,989,743

40 Prospectus

Policy Value Assuming Hypothetical Gross and Net Annual Investment Return of				Surrender Value Assuming Hypothetical Gross and Net Annual Investment Return of
Policy Year	0% Gross -.75% Net	6% Gross 5.25% Net	12% Gross 11.25% Net	Policy Year	0% Gross -.75% Net	6% Gross 5.25% Net	12% Gross 11.25% Net
1	1,133	1,220	1,305	1	0	0	0
2	2,246	2,489	2,740	2	0	159	410
3	3,337	3,810	4,320	3	1,157	1,630	2,140
4	4,404	5,182	6,059	4	2,350	3,128	4,004
5	5,447	6,608	7,972	5	3,518	4,649	6,043
6	6,463	8,087	10,075	6	4,859	6,484	8,472
7	7,445	9,615	12,382	7	6,167	8,337	11,105
8	8,389	11,190	14,911	8	7,437	10,238	13,959
9	9,295	12,812	17,686	9	8,669	12,186	17,059
10	10,163	14,489	20,732	10	9,862	14,185	20,432
15	14,231	24,211	42,121	15	14,231	24,211	42,121
20 (age 65)	17,068	35,763	77,949	20 (age 65)	17,068	35,763	77,949
25 (age 70)	17,771	49,126	138,924	25 (age 70)	17,771	49,126	138,924
30 (age 75)	14,499	64,299	240,774	30 (age 75)	14,499	64,299	240,774
35 (age 80)	3,865	82,707	412,250	35 (age 80)	3,865	82,707	412,250
40 (age 85)	**	106,271	693,734	40 (age 85)	**	106,271	693,734
45 (age 90)	**	140,730	1,148,930	45 (age 90)	**	140,730	1,148,930
50 (age 95)	**	184,360	1,898,886	50 (age 95)	**	184,360	1,898,886
55 (age 100)	**	241,570	3,169,746	55 (age 100)	**	241,570	3,169,746
60 (age 105)	**	307,748	5,324,773	60 (age 105)	**	307,748	5,324,773
65 (age 110)	**	391,041	8,943,415	65 (age 110)	**	391,041	8,943,415
70 (age 115)	**	497,080	15,021,825	70 (age 115)	**	497,080	15,021,825
75 (age 120)	**	632,076	25,232,030	75 (age 120)	**	632,076	25,232,030
76 (age 121)	**	663,212	27,989,743	76 (age 121)	**	663,212	27,989,743

Assumes the Premium shown is paid at the beginning of each Policy Year. Values would differ if Premiums are paid with a different frequency or in different amounts. Assumes that no Policy loans or withdrawals have been made. An ** indicates lapse in the absence of additional Premium.
The hypothetical investment rates of return show above and elsewhere in the SAI and the Prospectus are illustrative only and should not be deemed a representation of past or future investment rates of return. Actual investment rates of return may be more less than those shown and will depend on a number of factors, including the investment allocations by the Policy Owner and the Portfolios’ rates of return. The Death Benefit, Policy Value and Surrender Value for the Policy would differ from those shown if the actual investment rates of return averaged the rates shown above over a period of years but fluctuated above or below those averages for individual Policy Years. No representation can be made by Allstate Life Insurance Company of New York or any Portfolio that this assumed investment rate of return can be achieved for any one year or sustained over a period of time.

41 Prospectus

ALLSTATE LIFE INSURANCE COMPANY OF NEW YORK
FLEXIBLE PREMIUM VARIABLE ADJUSTABLE LIFE INSURANCE
HYPOTHETICAL ILLUSTRATIONS

Male Issue Age 45
Face Amount $120,000	Standard Nonsmoker Class
$1,825 Annual Premium	Death Benefit Option: 1

Guaranteed Cost of Insurance Rates Death Benefit Assuming Hypothetical Gross and Net Annual Investment Return of
Policy Year	0% Gross -.75% Net	6% Gross 5.25% Net	12% Gross 11.25% Net
1	120,000	120,000	120,000
2	120,000	120,000	120,000
3	120,000	120,000	120,000
4	120,000	120,000	120,000
5	120,000	120,000	120,000
6	120,000	120,000	120,000
7	120,000	120,000	120,000
8	120,000	120,000	120,000
9	120,000	120,000	120,000
10	120,000	120,000	120,000
15	120,000	120,000	120,000
20 (age 65)	120,000	120,000	120,000
25 (age 70)	120,000	120,000	149,317
30 (age 75)	120,000	120,000	237,149
35 (age 80)	120,000	120,000	395,727
40 (age 85)	**	120,000	660,917
45 (age 90)	**	120,000	1,082,359
50 (age 95)	**	134,999	1,701,875
55 (age 100)	**	177,661	2,817,682
60 (age 105)	**	221,997	4,647,000
65 (age 110)	**	279,240	7,739,302
70 (age 115)	**	351,506	12,890,130
75 (age 120)	**	442,736	21,469,833
76 (age 121)	**	463,675	23,776,299

42 Prospectus

Policy Value Assuming Hypothetical Gross and Net Annual Investment Return of				Surrender Value Assuming Hypothetical Gross and Net Annual Investment Return of
Policy Year	0% Gross -.75% Net	6% Gross 5.25% Net	12% Gross 11.25% Net	Policy Year	0% Gross -.75% Net	6% Gross 5.25% Net	12% Gross 11.25% Net
1	1,083	1,168	1,251	1	0	0	0
2	2,145	2,381	2,626	2	0	51	295
3	3,184	3,642	4,136	3	1,005	1,462	1,956
4	4,199	4,949	5,795	4	2,144	2,894	3,740
5	5,188	6,304	7,616	5	3,259	4,375	5,687
6	6,149	7,707	9,615	6	4,545	6,103	8,011
7	7,076	9,152	11,802	7	5,798	7,875	10,525
8	7,963	10,638	14,195	8	7,011	9,686	13,243
9	8,812	12,165	16,814	9	8,185	11,539	16,188
10	9,621	13,736	19,685	10	9,320	13,435	19,384
15	13,367	22,781	39,684	15	13,367	22,781	39,684
20 (age 65)	20 (age 65)	33,332	72,797	20 (age 65)	15,854	33,332	72,797
25 (age 70)	25 (age 70)	45,198	128,722	25 (age 70)	16,173	45,198	128,722
30 (age 75)	30 (age 75)	58,017	221,635	30 (age 75)	12,458	58,017	221,635
35 (age 80)	35 (age 80)	72,294	376,883	35 (age 80)	1,244	72,294	376,883
40 (age 85)	40 (age 85)	87,032	629,445	40 (age 85)	**	87,032	629,445
45 (age 90)	45 (age 90)	103,610	1,030,818	45 (age 90)	**	103,610	1,030,818
50 (age 95)	50 (age 95)	133,663	1,685,024	50 (age 95)	**	133,663	1,685,024
55 (age 100)	55 (age 100)	175,902	2,789,784	55 (age 100)	**	175,902	2,789,784
60 (age 105)	60 (age 105)	221,997	4,647,000	60 (age 105)	**	221,997	4,647,000
65 (age 110)	65 (age 110)	279,240	7,739,302	65 (age 110)	**	279,240	7,739,302
70 (age 115)	70 (age 115)	351,506	12,890,130	70 (age 115)	**	351,506	12,890,130
75 (age 120)	75 (age 120)	442,736	21,469,833	75 (age 120)	**	442,736	21,469,833
76 (age 121)	76 (age 121)	463,675	23,776,299	76 (age 121)	**	463,675	23,776,299
Assumes the Premium shown is paid at the beginning of each Policy Year. Values would differ if Premiums are paid with a different frequency or in different amounts.
Assumes that no Policy loans or withdrawals have been made. An ** indicates lapse in the absence of additional Premium.
The hypothetical investment rates of return show above and elsewhere in the SAI and the Prospectus are illustrative only and should not be deemed a representation of past or future investment rates of return. Actual investment rates of return may be more less than those shown and will depend on a number of factors, including the investment allocations by the Policy Owner and the Portfolios’ rates of return. The Death Benefit, Policy Value and Surrender Value for the Policy would differ from those shown if the actual investment rates of return averaged the rates shown above over a period of years but fluctuated above or below those averages for individual Policy Years. No representation can be made by Allstate Life Insurance Company of New York or any Portfolio that this assumed investment rate of return can be achieved for any one year or sustained over a period of time.
of return can be achieved for any one year or sustained over a period of time.

43 Prospectus

Glossary of Special Terms
Please refer to this list for the meaning of the following terms:

Accumulation Unit — An accounting unit of measurement, which we use to calculate the value of a Sub-Account.

Age — The Insured’s age at his or her last birthday.

Attained Age — The Insured’s age on his or her last birthday as of the policy issue date and subsequent Policy Anniversaries.

Beneficiary(ies) — The person(s) named by you to receive the Death Benefit under the Policy.

Company — Allstate Life Insurance Company of New York, sometimes referred to as “Allstate New York.”

Death Benefit — The amount payable to the Beneficiary under the Policy upon the death of the Insured, before payment of any unpaid Policy Debt or policy charges.

Face Amount — The initial Death Benefit under your Policy, adjusted for any changes in accordance with the terms of your Policy.

Fixed Account — The portion of Policy Value receiving fixed interest crediting and allocated to our general account.

Grace Period — A time period of 61 days that begins on any Monthly Activity Day where the Net Surrender Value is less than the Monthly Deduction for the current policy month, except as provided in the Safety Net Premium provision.

Insured — The person whose life is covered by your Policy.

Issue Date — The date the Policy is issued. It is used to determine Policy Years and policy months in your Policy.

Loan Account — An account established for amounts transferred from the Sub-Accounts and the Fixed Account as security for outstanding policy loans.

Maturity Date — The Policy does not have a Maturity Date.

Monthly Activity Day — The day of the month on which deductions are made. If a month does not have that day, the deduction will be made on the last day of that month.

Monthly Automatic Payment — A method of paying a premium each month automatically, for example by bank draft or salary deduction.

Monthly Deduction — The amount deducted from Policy Value on each Monthly Activity Day for the policy fee, mortality and expense risk charge, administrative expense charge, cost of insurance charge, and the cost of any benefit riders.

Net Death Benefit — The Death Benefit, less any Policy Debt.

Net Investment Factor — An index applied to measure the net investment performance of a Sub-Account from one Valuation Date to the next. It is used to determine the Policy Value of a Sub-Account in any Valuation Period.

Net Policy Value — The Policy Value, less any Policy Debt.

Net Premium — The Premium paid less the premium expense charge.

Net Surrender Value — The amount you would receive upon surrender of your Policy, equal to the Surrender Value less any Policy Debt.

Policy Anniversary — The same day and month as your Issue Date for each subsequent year your Policy remains in force.

Policy Debt — The sum of all unpaid Policy Loans and accrued interest.

Policy Owner (“You” “Your”) — The person(s) having the rights of ownership defined in the Policy. The Policy Owner may or may not be the same person as the Insured. If your Policy is issued pursuant to a retirement plan, your ownership rights may be modified by the plan.

Policy Value — The sum of the values in the Sub-Accounts of the separate account plus the value of the Fixed Account, plus the Loan Account. The amount from which Monthly Deductions are made and the Death Benefit is determined.

Policy Year — A twelve-month period beginning on the Issue Date or a Policy Anniversary.

Portfolio(s) — The underlying fund(s) (or investment series thereof) in which the Sub-Accounts invest. Each Portfolio is an investment company registered with the SEC or a separate investment series of a registered investment company.

Premium — Amounts paid to us as Premium for the Policy by you or on your behalf.

Safety Net Premium — The period of time the Policy is guaranteed to stay in force based on the payment of the Safety Net Premium.

Separate Account — Allstate Life of New York Variable Life Separate Account A, which is a segregated investment account of Allstate New York.

Sub-Account — A subdivision of the Separate Account invested wholly in shares of one of the Portfolios.
Surrender Value — The Policy Value less any applicable surrender charges.

Tax Code — The Internal Revenue Code of 1986, as amended.

Valuation Date — Each day the New York Stock Exchange is open for business. We do not determine accumulation unit value on days on which the New York Stock Exchange is closed for trading.

Valuation Period — The period of time during which we determine the change in the value of the Sub-Accounts in order to price accumulation units. Each Valuation Period begins at

44 Prospectus

the close of normal trading on the New York Stock Exchange, currently 4:00 p.m. Eastern time, on each Valuation Date and ends at the close of the NYSE on the next Valuation Date.

We, Us, Our — Our company, Allstate Life Insurance Company of New York, sometimes referred to as “Allstate New York.”

You, Your — The person(s) having the rights of ownership defined in your Policy.

45 Prospectus

Where You Can Find More Information
You can call us at 1-800-268-5619 to ask us questions, to request information about the Policy, and to obtain copies of the Statement of Additional Information, personalized illustrations or other documents. You also can write to us at the address given on the first page of this Prospectus.

We have filed a Statement of Additional Information (“SAI”) with the Securities and Exchange Commission (“SEC”). The current SAI is dated June 30, 2017. The SAI contains additional information about the Policy and is incorporated by reference in this Prospectus. You can obtain a free copy of the SAI upon request, by writing us or calling at the number given above. You should read the SAI because you are bound by the terms contained in it.

We file reports and other information with the SEC. You may read and copy any document we file with the SEC, including the SAI, at the SEC’s public reference room in

Washington, DC. Please call the SEC at 1-800-SEC-0330 for information on the operation of the public reference room.

Our SEC reports and other information about us are also available to the public at the SEC’s web site at http://www.sec.gov. Copies of any of the information filed with the SEC may be obtained upon payment of a duplicating fee by writing the SEC’s Public Reference Section, 100 F Street NE, Room 1580, Washington, DC 20549-0102.

ALLSTATE LIFE INSURANCE COMPANY OF NEW YORK
through its Allstate Life of New York Variable Life
Separate Account A
1940 Act File No. 811-21250
1933 Act File No. 333-214404

46 Prospectus

STATEMENT OF ADDITIONAL INFORMATION
ALLSTATE FUTUREVEST VULSM FLEXIBLE PREMIUM
VARIABLE ADJUSTABLE LIFE INSURANCE POLICIES

DATE OF STATEMENT OF ADDITIONAL INFORMATION:
June 30, 2017

ALLSTATE LIFE OF NEW YORK VARIABLE LIFE SEPARATE ACCOUNT A
DEPOSITOR: ALLSTATE LIFE INSURANCE COMPANY OF NEW YORK

This Statement of Additional Information is not a prospectus. Please review the Prospectus, which contains information concerning the Policies described above. You may obtain a copy of the Prospectus without charge by calling us at 1-800-865-5237 or writing to us at the address immediately below. The defined terms used in this Statement of Additional Information are as defined in the Prospectus.

Allstate Life Insurance Company of New York
P.O. Box 660191
Dallas, Texas 75266-0191

The Date of this Statement of Additional Information and of the related Prospectus is June 30, 2017

TABLE OF CONTENTS

GENERAL INFORMATION AND HISTORY

Description of Allstate Life Insurance Company of New York

State Regulation of Allstate New York

Allstate Life of New York Variable Life Separate Account A

EXPERTS

ADDITIONAL INFORMATION CONCERNING THE OPERATION OF YOUR POLICY

Replacement of Modified Endowment Contracts

Computation of Policy Value

Transfers Authorized by Telephone

GENERAL POLICY PROVISIONS

Statements to Policy Owners

Limit on Right to Contest

Suicide

Misstatement as to Age and Sex

DISTRIBUTOR

DISTRIBUTION OF THE POLICY

FINANCIAL STATEMENTS

ILLUSTRATION OF POLICY VALUES, DEATH BENEFITS, AND NET SURRENDER VALUES

GENERAL INFORMATION AND HISTORY

Description Of Allstate Life Insurance Company of New York. Allstate Life Insurance Company of New York ("ALLSTATE NEW YORK") is the issuer of the Policy. Allstate New York is a stock life insurance company organized under the laws of the State of New York. Allstate New York was incorporated in 1967 and was known as "Financial Life Insurance Company" from 1967 to 1978. From 1978 to 1984, Allstate New York was known as "PM Life Insurance Company." Since 1984 the company has been known as "Allstate Life Insurance Company of New York".

Allstate New York is currently licensed to operate in New York and several other jurisdictions. We intend to offer the Policy only in New York. Our headquarters is located at 878 Veteran's Memorial Highway, Suite 400, Hauppauge, NY 11788-5107. Our service center is located in Lincoln, Nebraska (mailing address: on the first page of the prospectus).

Allstate New York is a wholly owned subsidiary of Allstate Life Insurance Company ("ALLSTATE LIFE"), a stock life insurance company incorporated under the laws of the State of Illinois. Allstate Life is a wholly owned subsidiary of Allstate Insurance Company, a stock property-liability insurance company incorporated under the laws of Illinois. With the exception of the directors qualifying shares, all of the outstanding capital stock of Allstate Insurance Company is owned by The Allstate Corporation.

State Regulation of Allstate New York. We are subject to the laws of New York State and regulated by the New York State Insurance Department. Every year we file an annual statement with the Insurance Department covering our operations for the previous year and our financial condition as of the end of the year. We are inspected periodically by the New York State Insurance Department to verify our contract liabilities and reserves. Our books and records are subject to review by the New York State Insurance Department at all times. We are also subject to regulation under the insurance laws of every jurisdiction in which we operate.
Allstate Life of New York Variable Life Separate Account A. Allstate New York established the Allstate Life of New York Variable Life Separate Account A on December 15, 1995. The Separate Account meets the definition of a "Separate Account" under the federal securities laws and is registered with the SEC as a unit investment trust under the Investment Company Act of 1940. The SEC does not supervise the management of the Separate Account or Allstate New York. We are the custodian of the assets of the Allstate Life of New York Variable Life Separate Account A. Our principal place of business address is listed above.

EXPERTS

The financial statements and the related financial statement schedules of Allstate Life Insurance Company of New York and the financial statements of the sub-accounts of Allstate Life of New York Variable Life Separate Account A included in the Statement of Additional Information have been audited by Deloitte & Touche LLP, 111 South Wacker Drive; Chicago, IL 60606, an independent registered public accounting firm, as stated in their reports appearing herein.

Such financial statements and financial statement schedules are included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

ADDITIONAL INFORMATION CONCERNING THE OPERATION OF YOUR POLICY

Replacement of Modified Endowment Contracts. If you replace a modified endowment contract issued by another insurer with a Policy, your Policy will also be a modified endowment contract. Our ability to determine whether a replaced Policy issued by another insurer is a modified endowment contract is based solely on the sufficiency of the Policy data we receive from the other insurer. We do not consider ourselves liable to you if that data is insufficient to accurately determine whether the replaced Policy is a modified endowment contract. You should discuss this issue with your tax adviser if it pertains to your situation. Based on the information provided to us, we will notify you as to whether you can contribute more Premiums to your Policy without causing it to become a modified endowment contract.
Computation of Policy Value. On each Valuation Date, the portion of your Policy Value in a particular Subaccount will equal:

(1) The total value of your Accumulation Units in the Subaccount; plus

(2) Any Net Premium received from you and allocated to the Subaccount during the current Valuation Period; plus

(3) Any Policy Value transferred to the Subaccount during the current Valuation
Period; minus

(4) Any Policy Value transferred from the Subaccount during the current Valuation
Period; minus

(5) Any amounts withdrawn by you (plus the applicable withdrawal charge) from the
Subaccount during the current Valuation Period; minus

(6) The portion of any Monthly Deduction allocated to the Subaccount during the current Valuation Period for the Policy Month following the Monthly Deduction Day.

On each Valuation Date, the portion of your Policy Value in the Fixed Account will equal:

(1) Any Net Premium allocated to it, plus

(2) Any Policy Value transferred to it from the Subaccounts; plus

(3) Interest credited to it; minus

(4) Any Policy Value transferred out of it; minus

(5) Any amounts withdrawn by you (plus the applicable withdrawal charge); minus

(6) The portion of any Monthly Deduction allocated to the Fixed Account.
All Policy Values equal or exceed those required by law. Detailed explanations of methods of calculation are on file with the appropriate regulatory authorities.
Transfers Authorized by Telephone. You may make transfers by telephone. To give a third party authorization, you must first send us a completed authorization form.

The cut off time for telephone transfer requests is 4:00 p.m. Eastern time. Calls completed before 4:00 p.m. will be effected on that day at that day's price. Calls completed after 4:00 p.m. will be effected on the next day that the NYSE and we are open for business, at that day's price.
GENERAL POLICY PROVISIONS

Statements to Policy Owners. We will maintain all records relating to the Separate Account and the Subaccounts. Each year we will send you a report showing information concerning your Policy transactions in the past year and the current status of your Policy. The report will include information such as the Policy Value as of the end of the current and the prior year, the current Death Benefit, Surrender Value, Policy Debt, partial withdrawals, earnings, Premiums paid, and deductions made since the last annual report. We will also include any information required by state law or regulation. If you ask us, we will send you an additional report at any time. We may charge you up to $25 for this extra report. We will tell you the current charge before we send you the report.

In addition, we will send you the reports required by the 1940 Act. We will mail you confirmation notices or other appropriate notices of Policy transactions quarterly or more frequently if required by law. You should therefore give us prompt written notice of any address change. You should read your statements and confirmations carefully and verify their accuracy. You should contact us promptly with any questions.
Limit on Right to Contest. We may not contest the insurance coverage under the Policy after the Policy has been in force for two years while the Insured is alive. If the Policy has lapsed and been reinstated, we may not contest the reinstatement after two years from the date of the reinstatement while the Insured is alive. We may not contest any increase in the Face Amount of the Policy after the increase has been in effect for two years while the Insured is alive.
Suicide. If the Insured commits suicide within two years of the Issue Date or within two years of any increase in the Face Amount, we are not required to pay the full Death Benefit that would otherwise be payable. Instead, we will pay an amount equal to the Policy Value less any Policy Debt and the Policy will stop. If within two years of the effective date of any increase in the Face Amount the Insured commits suicide, we will pay a Death Benefit for the increase equal to the total cost of insurance charges.
Misstatement as to Age and Sex. If the age or sex of the Insured is incorrectly stated in the application, we will adjust the Death Benefit appropriately as specified in the Policy.
DISTRIBUTOR

Allstate Distributors, LLC, ("ADLLC") serves as principal underwriter and distributor of the Policies. ADLLC is a wholly-owned subsidiary of Allstate Life Insurance Company. ADLLC is a registered broker dealer under the Securities and Exchange Act of 1934, as amended ("Exchange Act"), and is a member of FINRA.

Allstate New York does not pay ADLLC a commission for distribution of the Policies. The underwriting agreement with ADLLC provides that we will reimburse ADLLC for expenses incurred in distributing the Policies, including liability arising out services we provide on the Policies.

	2014	2015	2016
=======================================	=======	=======	=======
=======================================	=======	=======	=======
Commission paid to ADLLC that were paid to other broker-dealers and registered representatives	0	0	0
Commission kept by ADLLC	0	0	0
Other fees paid to ADLLC for distribution services	0	0	0

DISTRIBUTION OF THE POLICY

Allstate New York offers the Policies on a continuous basis. The Policies are sold by registered representatives of broker-dealers who are our licensed insurance agents, either individually or through an incorporated insurance agency. Commissions paid vary, but we may pay up to a maximum sales commission of approximately 99% of all Premiums plus 27% of any additional Premiums in the second year, plus 5% of any additional Premiums in Years 3-5, plus 2% of any additional Premiums thereafter. In addition, we may pay a trail commission of up to 0.60% of Policy Value on Policies that have been in force for at least one year. In addition, certain bonuses and managerial compensation may be paid. We pay all such commissions and incentives.

Commissions payable to sales representatives for the sale of the Policy are calculated based on the total Premium payments. If you purchase a Primary Insured Rider, the commissions will vary depending on the allocation of your coverage between the base Policy and the Primary Insured Rider. The same initial Death Benefit will result in the highest commission when there is no Primary Insured Rider, with the commission declining as the portion of the Death Benefit coverage allocated to the Primary Insured Rider increases. Thus, the lowest commission amount is payable when the maximum Primary Insured Rider is purchased.

FINANCIAL STATEMENTS

The statements of net assets of each of the individual Sub-Accounts, which comprise the Separate Account, as of December 31, 2015, and the related statements of operations for the year or period then ended and statements of changes in net assets for each of the periods in the two year period ended December 31, 2015, the financial statements of Allstate Life Insurance Company of New York as of December 31, 2016 and 2015 and for each of the three years in the period ended December 31, 2016, and the related financial statement schedules of Allstate Life Insurance Company of New York and the accompanying Reports of Independent Registered Public Accounting Firm appear in the pages that follow. The financial statements and schedules of Allstate Life Insurance Company of New York included herein should be considered only as bearing upon the ability of Allstate Life Insurance Company of New York to meet its obligations under the Policies.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Shareholder of
Allstate Life Insurance Company of New York
Hauppauge, New York

We have audited the accompanying Statements of Financial Position of Allstate Life Insurance Company of New York (the “Company”), an affiliate of The Allstate Corporation, as of December 31, 2016 and 2015, and the related Statements of Operations and Comprehensive Income, Shareholder’s Equity, and Cash Flows for each of the three years in the period ended December 31, 2016. Our audits also included Schedule I-Summary of Investments Other Than Investments in Related Parties, Schedule IV-Reinsurance, and Schedule V-Valuation Allowances and Qualifying Accounts. These financial statements and financial statement schedules are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and financial statement schedules based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of Allstate Life Insurance Company of New York as of December 31, 2016 and 2015, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2016, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, Schedule I-Summary of Investments Other Than Investments in Related Parties, Schedule IV-Reinsurance, and Schedule V-Valuation Allowances and Qualifying Accounts, when considered in relation to the basic financial statements taken as a whole, present fairly in all material respects the information set forth therein.

/s/ DELOITTE & TOUCHE LLP

Chicago, Illinois
March 3, 2017

ALLSTATE LIFE INSURANCE COMPANY OF NEW YORK
STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

($ in thousands)	Year Ended December 31,
	2016	2015	2014
Revenues
Premiums (net of reinsurance ceded of $11,788, $12,362 and $12,782)	$68,581	$63,218	$59,070
Contract charges (net of reinsurance ceded of $8,019, $9,049 and $10,971)	76,009	74,948	73,446
Net investment income	295,845	311,244	322,825
Realized capital gains and losses:
Total other-than-temporary impairment (“OTTI”) losses	(20,613)	(8,131)	654
OTTI losses reclassified to (from) other comprehensive income	4,656	342	—
Net OTTI losses recognized in earnings	(15,957)	(7,789)	654
Sales and other realized capital gains and losses	17,596	34,907	117,640
Total realized capital gains and losses	1,639	27,118	118,294
	442,074	476,528	573,635
Costs and expenses
Contract benefits (net of reinsurance ceded of $12,024, $23,918 and $14,898)	208,403	203,594	213,279
Interest credited to contractholder funds (net of reinsurance ceded of $4,770, $4,545 and $5,158)	102,761	108,637	118,604
Amortization of deferred policy acquisition costs	16,127	16,603	13,213
Operating costs and expenses	35,374	33,357	33,588
	362,665	362,191	378,684

Income from operations before income tax expense	79,409	114,337	194,951

Income tax expense	28,008	40,977	68,989

Net income	51,401	73,360	125,962

Other comprehensive income (loss), after-tax
Change in unrealized net capital gains and losses	24,554	(12,496)	18,293
Change in unrealized foreign currency translation adjustments	1,138	(1,172)	(934)
Other comprehensive income (loss), after-tax	25,692	(13,668)	17,359

Comprehensive income	$77,093	$59,692	$143,321

See notes to financial statements

2

ALLSTATE LIFE INSURANCE COMPANY OF NEW YORK
STATEMENTS OF FINANCIAL POSITION

($ in thousands, except par value data)	December 31,
	2016	2015
Assets
Investments
Fixed income securities, at fair value (amortized cost $4,534,157 and $4,695,151)	$4,872,174	$4,991,203
Mortgage loans	614,380	614,184
Equity securities, at fair value (cost $208,635 and $209,122)	218,078	205,822
Limited partnership interests	330,303	281,115
Short-term, at fair value (amortized cost $92,699 and $108,277)	92,698	108,279
Policy loans	40,289	40,462
Other	2,580	983
Total investments	6,170,502	6,242,048
Cash	15,755	15,908
Deferred policy acquisition costs	137,358	141,189
Reinsurance recoverable	248,073	253,669
Accrued investment income	52,278	54,333
Reinsurance receivable from parent	2,014	3,755
Current income taxes receivable	4,787	4,817
Other assets	133,007	105,982
Separate Accounts	290,798	317,316
Total assets	$7,054,572	$7,139,017
Liabilities
Contractholder funds	$3,018,733	$3,185,887
Reserve for life-contingent contract benefits	2,140,888	2,095,316
Deferred income taxes	247,652	215,504
Other liabilities and accrued expenses	88,335	130,826
Payable to affiliates, net	5,280	8,375
Separate Accounts	290,798	317,316
Total liabilities	5,791,686	5,953,224
Commitments and Contingent Liabilities (Note 11)
Shareholder’s Equity
Common stock, $25 par value, 100 thousand shares authorized, issued and outstanding	$2,500	$2,500
Additional capital paid-in	140,529	140,529
Retained income	938,217	886,816
Accumulated other comprehensive income:
Unrealized net capital gains and losses:
Unrealized net capital gains and losses on fixed income securities with OTTI	2,955	522
Other unrealized net capital gains and losses	222,854	189,731
Unrealized adjustment to DAC, DSI and insurance reserves	(43,467)	(32,465)
Total unrealized net capital gains and losses	182,342	157,788
Unrealized foreign currency translation adjustments	(702)	(1,840)
Total accumulated other comprehensive income	181,640	155,948
Total shareholder’s equity	1,262,886	1,185,793
Total liabilities and shareholder’s equity	$7,054,572	$7,139,017

See notes to financial statements.

3

ALLSTATE LIFE INSURANCE COMPANY OF NEW YORK
STATEMENTS OF SHAREHOLDER’S EQUITY

($ in thousands)	Year Ended December 31,
	2016	2015	2014

Common stock	$2,500	$2,500	$2,500

Additional capital paid-in	140,529	140,529	140,529

Retained income
Balance, beginning of year	886,816	813,456	687,494
Net income	51,401	73,360	125,962
Balance, end of year	938,217	886,816	813,456

Accumulated other comprehensive income
Balance, beginning of year	155,948	169,616	152,257
Change in unrealized net capital gains and losses	24,554	(12,496)	18,293
Change in unrealized foreign currency translation adjustments	1,138	(1,172)	(934)
Balance, end of year	181,640	155,948	169,616

Total shareholder’s equity	$1,262,886	$1,185,793	$1,126,101

See notes to financial statements.

4

ALLSTATE LIFE INSURANCE COMPANY OF NEW YORK
STATEMENTS OF CASH FLOWS

($ in thousands)	Year Ended December 31,
	2016	2015	2014
Cash flows from operating activities
Net income	$51,401	$73,360	$125,962
Adjustments to reconcile net income to net cash provided by operating activities:
Amortization and other non-cash items	(30,801)	(34,681)	(47,044)
Realized capital gains and losses	(1,639)	(27,118)	(118,294)
Interest credited to contractholder funds	102,761	108,637	118,604
Changes in:
Policy benefits and other insurance reserves	(35,690)	(39,605)	(4,383)
Deferred policy acquisition costs	(812)	992	(4,028)
Income taxes	18,344	(12,877)	47,846
Other operating assets and liabilities	(32,899)	(23,938)	(28,380)
Net cash provided by operating activities	70,665	44,770	90,283
Cash flows from investing activities
Proceeds from sales
Fixed income securities	388,051	623,613	204,412
Equity securities	72,776	1,557	233,363
Limited partnership interests	52,235	41,037	24,574
Investment collections
Fixed income securities	389,627	419,502	346,951
Mortgage loans	76,008	55,218	78,480
Investment purchases
Fixed income securities	(603,782)	(701,779)	(237,781)
Equity securities	(77,719)	(8,136)	(212,508)
Limited partnership interests	(73,942)	(90,929)	(106,731)
Mortgage loans	(75,979)	(175,218)	(64,754)
Change in short-term investments, net	(22,399)	28,915	(961)
Change in policy loans and other investments, net	(758)	(678)	413
Net cash provided by investing activities	124,118	193,102	265,458
Cash flows from financing activities
Contractholder fund deposits	99,341	95,437	96,851
Contractholder fund withdrawals	(294,277)	(347,405)	(424,858)
Net cash used in financing activities	(194,936)	(251,968)	(328,007)
Net (decrease) increase in cash	(153)	(14,096)	27,734
Cash at beginning of year	15,908	30,004	2,270
Cash at end of year	$15,755	$15,908	$30,004

See notes to financial statements.

5

NOTES TO FINANCIAL STATEMENTS
1. General
Basis of presentation
The accompanying financial statements include the accounts of Allstate Life Insurance Company of New York (the “Company”), a wholly owned subsidiary of Allstate Life Insurance Company (“ALIC”), which is wholly owned by Allstate Insurance Company (“AIC”). AIC is wholly owned by Allstate Insurance Holdings, LLC, a wholly owned subsidiary of The Allstate Corporation (the “Corporation”). These financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (“GAAP”).
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.
Nature of operations
The Company sells traditional, interest-sensitive and variable life insurance and voluntary accident and health insurance products to customers in the State of New York. The Company distributes its products through Allstate exclusive agencies and exclusive financial specialists, and workplace enrolling independent agents. The Company previously offered and continues to have in force fixed annuities such as deferred and immediate annuities. The Company also previously offered variable annuities and all of this business is reinsured.
The following table summarizes premiums and contract charges by product.

($ in thousands)	2016	2015	2014
Premiums
Traditional life insurance	$52,333	$48,532	$44,222
Immediate annuities with life contingencies	—	5	240
Accident and health insurance	16,248	14,681	14,608
Total premiums	68,581	63,218	59,070

Contract charges
Interest-sensitive life insurance	75,940	74,829	73,151
Fixed annuities	69	119	295
Total contract charges	76,009	74,948	73,446
Total premiums and contract charges	$144,590	$138,166	$132,516
The Company has exposure to market risk as a result of its investment portfolio. Market risk is the risk that the Company will incur realized and unrealized net capital losses due to adverse changes in interest rates, credit spreads, equity prices or currency exchange rates. The Company’s primary market risk exposures are to changes in interest rates, credit spreads and equity prices. Interest rate risk is the risk that the Company will incur a loss due to adverse changes in interest rates relative to the interest rate characteristics of its interest bearing assets and liabilities. This risk arises from many of the Company’s primary activities, as it invests substantial funds in interest-sensitive assets and issues interest-sensitive liabilities. Interest rate risk includes risks related to changes in U.S. Treasury yields and other key risk-free reference yields. Credit spread risk is the risk that the Company will incur a loss due to adverse changes in credit spreads. This risk arises from many of the Company’s primary activities, as the Company invests substantial funds in spread-sensitive fixed income assets. Equity price risk is the risk that the Company will incur losses due to adverse changes in the general levels of the equity markets.
The Company monitors economic and regulatory developments that have the potential to impact its business. Federal and state laws and regulations affect the taxation of insurance companies and life insurance products. Congress and various state legislatures from time to time consider legislation that would reduce or eliminate the favorable policyholder tax treatment currently applicable to life insurance. Congress and various state legislatures also consider proposals to reduce the taxation of certain products or investments that may compete with life insurance. Legislation that increases the taxation on insurance products or reduces the taxation on competing products could lessen the advantage or create a disadvantage for certain of the Company’s products making them less competitive. Such proposals, if adopted, could have an adverse effect on the Company’s financial position or ability to sell such products and could result in the surrender of some existing contracts and policies. In addition, changes in the federal estate tax laws could negatively affect the demand for the types of life insurance used in estate planning.

6

2. Summary of Significant Accounting Policies
Investments
Fixed income securities include bonds, asset-backed securities (“ABS”), residential mortgage-backed securities (“RMBS”), commercial mortgage-backed securities (“CMBS”) and redeemable preferred stocks. Fixed income securities, which may be sold prior to their contractual maturity, are designated as available for sale and are carried at fair value. The difference between amortized cost and fair value, net of deferred income taxes and related deferred policy acquisition costs (“DAC”), deferred sales inducement costs (“DSI”) and reserves for life-contingent contract benefits, is reflected as a component of accumulated other comprehensive income. Cash received from calls and make-whole payments is reflected as a component of proceeds from sales and cash received from maturities and pay-downs is reflected as a component of investment collections within the Statements of Cash Flows.
Mortgage loans are carried at unpaid principal balances, net of unamortized premium or discount and valuation allowances. Valuation allowances are established for impaired loans when it is probable that contractual principal and interest will not be collected.
Equity securities primarily include common stocks, exchange traded funds, non-redeemable preferred stocks and real estate investment trust equity investments. Equity securities are designated as available for sale and are carried at fair value. The difference between cost and fair value, net of deferred income taxes, is reflected as a component of accumulated other comprehensive income.
Investments in limited partnership interests include interests in private equity funds and co-investments, real estate funds, and other funds. Where the Company’s interest is so minor that it exercises virtually no influence over operating and financial policies, investments in limited partnership interests are accounted for in accordance with the cost method of accounting; all other investments in limited partnership interests are accounted for in accordance with the equity method of accounting (“EMA”).
Short-term investments, including commercial paper, U.S. Treasury bills, money market funds and other short-term investments, are carried at fair value. Policy loans are carried at unpaid principal balances. Other investments consist of derivatives. Derivatives are carried at fair value.
Investment income primarily consists of interest, dividends, income from limited partnership interests, and income from certain derivative transactions. Interest is recognized on an accrual basis using the effective yield method and dividends are recorded at the ex-dividend date. Interest income for ABS, RMBS and CMBS is determined considering estimated pay-downs, including prepayments, obtained from third party data sources and internal estimates. Actual prepayment experience is periodically reviewed and effective yields are recalculated when differences arise between the prepayments originally anticipated and the actual prepayments received and currently anticipated. For ABS, RMBS and CMBS of high credit quality with fixed interest rates, the effective yield is recalculated on a retrospective basis. For all others, the effective yield is recalculated on a prospective basis. Accrual of income is suspended for other-than-temporarily impaired fixed income securities when the timing and amount of cash flows expected to be received is not reasonably estimable. Accrual of income is suspended for mortgage loans that are in default or when full and timely collection of principal and interest payments is not probable. Cash receipts on investments on nonaccrual status are generally recorded as a reduction of carrying value. Income from cost method limited partnership interests is recognized upon receipt of amounts distributed by the partnerships. Income from EMA limited partnership interests is recognized based on the Company’s share of the partnerships’ net income, including unrealized gains and losses, and is generally recognized on a three month delay due to the availability of the related financial statements.
Realized capital gains and losses include gains and losses on investment sales, write-downs in value due to other-than-temporary declines in fair value, adjustments to valuation allowances on mortgage loans, periodic changes in fair value and settlements of certain derivatives including hedge ineffectiveness and valuation changes in public securities held in certain limited partnerships. Realized capital gains and losses on investment sales are determined on a specific identification basis.
Derivative and embedded derivative financial instruments
Derivative financial instruments include equity futures, options, interest rate caps, foreign currency forwards and a reinvestment related risk transfer reinsurance agreement with ALIC that meets the accounting definition of a derivative (see Note 4). Derivatives required to be separated from the host instrument and accounted for as derivative financial instruments (“subject to bifurcation”) are embedded in equity-indexed life contracts and reinsured variable annuity contracts.
All derivatives are accounted for on a fair value basis and reported as other investments, other assets, other liabilities and accrued expenses or contractholder funds. The income statement effects of derivatives, including fair value gains and losses and accrued periodic settlements, are reported either in realized capital gains and losses or in a single line item together with the results of the associated asset or liability for which risks are being managed. Embedded derivative instruments subject to bifurcation are also accounted for on a fair value basis and are reported together with the host contract. The change in fair value of derivatives embedded in life and annuity product contracts and subject to bifurcation is reported in contract benefits or interest credited to contractholder funds. Cash flows from embedded derivatives subject to bifurcation are reported consistently with the host contracts

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within the Statements of Cash Flows. Cash flows from other derivatives are reported in cash flows from investing activities within the Statements of Cash Flows.
Securities loaned
The Company’s business activities include securities lending transactions, which are used primarily to generate net investment income. The proceeds received in conjunction with securities lending transactions are reinvested in short-term investments. These transactions are short-term in nature, usually 30 days or less.
The Company receives cash collateral for securities loaned in an amount generally equal to 102% of the fair value of securities and records the related obligations to return the collateral in other liabilities and accrued expenses. The carrying value of these obligations approximates fair value because of their relatively short-term nature. The Company monitors the market value of securities loaned on a daily basis and obtains additional collateral as necessary under the terms of the agreements to mitigate counterparty credit risk. The Company maintains the right and ability to repossess the securities loaned on short notice.
Recognition of premium revenues and contract charges, and related benefits and interest credited
Traditional life insurance products consist principally of products with fixed and guaranteed premiums and benefits, primarily term and whole life insurance products. Voluntary accident and health insurance products are expected to remain in force for an extended period and therefore are primarily classified as long-duration contracts. Premiums from these products are recognized as revenue when due from policyholders. Benefits are reflected in contract benefits and recognized over the life of the policy in relation to premiums.
Immediate annuities with life contingencies, including certain structured settlement annuities, provide insurance protection over a period that extends beyond the period during which premiums are collected. Premiums from these products are recognized as revenue when received at the inception of the contract. Benefits and expenses are recognized in relation to premiums. Profits from these policies come primarily from investment income, which is recognized over the life of the contract.
Interest-sensitive life contracts, such as universal life and single premium life, are insurance contracts whose terms are not fixed and guaranteed. The terms that may be changed include premiums paid by the contractholder, interest credited to the contractholder account balance and contract charges assessed against the contractholder account balance. Premiums from these contracts are reported as contractholder fund deposits. Contract charges consist of fees assessed against the contractholder account balance for the cost of insurance (mortality risk), contract administration and surrender of the contract prior to contractually specified dates. These contract charges are recognized as revenue when assessed against the contractholder account balance. Contract benefits include life-contingent benefit payments in excess of the contractholder account balance.
Contracts that do not subject the Company to significant risk arising from mortality or morbidity are referred to as investment contracts. Fixed annuities, including market value adjusted annuities and immediate annuities without life contingencies, are considered investment contracts. Consideration received for such contracts is reported as contractholder fund deposits. Contract charges for investment contracts consist of fees assessed against the contractholder account balance for maintenance, administration and surrender of the contract prior to contractually specified dates, and are recognized when assessed against the contractholder account balance.
Interest credited to contractholder funds represents interest accrued or paid on interest-sensitive life and investment contracts. Crediting rates for certain fixed annuities and interest-sensitive life contracts are adjusted periodically by the Company to reflect current market conditions subject to contractually guaranteed minimum rates. Crediting rates for indexed life contracts are generally based on an equity index, such as the Standard & Poor’s 500 Index (“S&P 500”). Interest credited also includes amortization of DSI expenses. DSI is amortized into interest credited using the same method used to amortize DAC.
Contract charges for variable life and variable annuity products consist of fees assessed against the contractholder account balances for contract maintenance, administration, mortality, expense and surrender of the contract prior to contractually specified dates. Contract benefits incurred for variable annuity products include guaranteed minimum death, income, withdrawal and accumulation benefits. All of the Company’s variable annuity business is ceded through reinsurance agreements and the contract charges and contract benefits related thereto are reported net of reinsurance ceded.
Deferred policy acquisition and sales inducement costs
Costs that are related directly to the successful acquisition of new or renewal life insurance and investment contracts are deferred and recorded as DAC. These costs are principally agents’ and brokers’ remuneration and certain underwriting expenses. DSI costs, which are deferred and recorded as other assets, relate to sales inducements offered on sales to new customers, principally on fixed annuity and interest-sensitive life contracts. These sales inducements are primarily in the form of additional credits to the customer’s account balance or enhancements to interest credited for a specified period which are in excess of the rates currently being credited to similar contracts without sales inducements. All other acquisition costs are expensed as incurred and included in operating costs and expenses. Amortization of DAC is included in amortization of deferred policy acquisition costs and is

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described in more detail below. DSI is amortized into income using the same methodology and assumptions as DAC and is included in interest credited to contractholder funds.
For traditional life and voluntary accident and health insurance, DAC is amortized over the premium paying period of the related policies in proportion to the estimated revenues on such business. Assumptions used in the amortization of DAC and reserve calculations are established at the time the policy is issued and are generally not revised during the life of the policy. Any deviations from projected business in force resulting from actual policy terminations differing from expected levels and any estimated premium deficiencies may result in a change to the rate of amortization in the period such events occur. Generally, the amortization periods for these policies approximates the estimated lives of the policies. The Company periodically reviews the recoverability of DAC for these policies on an aggregate basis using actual experience. The Company aggregates traditional life insurance products and immediate annuities with life contingencies in one analysis, and voluntary accident and health insurance in a separate analysis. If actual experience is significantly adverse compared to the original assumptions and a premium deficiency is determined to exist, any remaining unamortized DAC balance would be expensed to the extent not recoverable and the establishment of a premium deficiency reserve may be required.
For interest-sensitive life insurance and fixed annuities, DAC and DSI are amortized in proportion to the incidence of the total present value of gross profits, which includes both actual historical gross profits (“AGP”) and estimated future gross profits (“EGP”) expected to be earned over the estimated lives of the contracts. The amortization is net of interest on the prior period DAC balance using rates established at the inception of the contracts. Actual amortization periods generally range from 15-30 years; however, incorporating estimates of the rate of customer surrenders, partial withdrawals and deaths generally results in the majority of the DAC being amortized during the surrender charge period, which is typically 10-20 years for interest-sensitive life and 5-10 years for fixed annuities. The cumulative DAC and DSI amortization is reestimated and adjusted by a cumulative charge or credit to income when there is a difference between the incidence of actual versus expected gross profits in a reporting period or when there is a change in total EGP. When DAC or DSI amortization or a component of gross profits for a quarterly period is potentially negative (which would result in an increase of the DAC or DSI balance) as a result of negative AGP, the specific facts and circumstances surrounding the potential negative amortization are considered to determine whether it is appropriate for recognition in the financial statements. Negative amortization is only recorded when the increased DAC or DSI balance is determined to be recoverable based on facts and circumstances. Recapitalization of DAC and DSI is limited to the originally deferred costs plus interest.
AGP and EGP primarily consist of the following components: contract charges for the cost of insurance less mortality costs and other benefits; investment income and realized capital gains and losses less interest credited; and surrender and other contract charges less maintenance expenses. The principal assumptions for determining the amount of EGP are mortality, persistency, expenses, investment returns, including capital gains and losses on assets supporting contract liabilities, interest crediting rates to contractholders, and the effects of any hedges. For products whose supporting investments are exposed to capital losses in excess of the Company’s expectations which may cause periodic AGP to become temporarily negative, EGP and AGP utilized in DAC and DSI amortization may be modified to exclude the excess capital losses.
The Company performs quarterly reviews of DAC and DSI recoverability for interest-sensitive life and fixed annuity contracts in the aggregate using current assumptions. If a change in the amount of EGP is significant, it could result in the unamortized DAC or DSI not being recoverable, resulting in a charge which is included as a component of amortization of deferred policy acquisition costs or interest credited to contractholder funds, respectively.
The DAC and DSI balances presented include adjustments to reflect the amount by which the amortization of DAC and DSI would increase or decrease if the unrealized capital gains or losses in the respective product investment portfolios were actually realized. The adjustments are recorded net of tax in accumulated other comprehensive income. DAC, DSI and deferred income taxes determined on unrealized capital gains and losses and reported in accumulated other comprehensive income recognize the impact on shareholder’s equity consistently with the amounts that would be recognized in the income statement on realized capital gains and losses.
Customers of the Company may exchange one insurance policy or investment contract for another offered by the Company, or make modifications to an existing investment or life contract issued by the Company. These transactions are identified as internal replacements for accounting purposes. Internal replacement transactions determined to result in replacement contracts that are substantially unchanged from the replaced contracts are accounted for as continuations of the replaced contracts. Unamortized DAC and DSI related to the replaced contracts continue to be deferred and amortized in connection with the replacement contracts. For interest-sensitive life and investment contracts, the EGP of the replacement contracts are treated as a revision to the EGP of the replaced contracts in the determination of amortization of DAC and DSI. For traditional life insurance policies, any changes to unamortized DAC that result from replacement contracts are treated as prospective revisions. Any costs associated with the issuance of replacement contracts are characterized as maintenance costs and expensed as incurred. Internal replacement transactions determined to result in a substantial change to the replaced contracts are accounted for as an extinguishment

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of the replaced contracts, and any unamortized DAC and DSI related to the replaced contracts are eliminated with a corresponding charge to amortization of deferred policy acquisition costs or interest credited to contractholder funds, respectively.
Reinsurance
In the normal course of business, the Company seeks to limit aggregate and single exposure to losses on large risks by purchasing reinsurance. The Company has also used reinsurance to effect the disposition of certain blocks of business. The amounts reported as reinsurance recoverables include amounts billed to reinsurers on losses paid as well as estimates of amounts expected to be recovered from reinsurers on insurance liabilities and contractholder funds that have not yet been paid. Reinsurance recoverables on unpaid losses are estimated based upon assumptions consistent with those used in establishing the liabilities related to the underlying reinsured contracts. Insurance liabilities are reported gross of reinsurance recoverables. Reinsurance premiums are generally reflected in income in a manner consistent with the recognition of premiums on the reinsured contracts. Reinsurance does not extinguish the Company’s primary liability under the policies written. Therefore, the Company regularly evaluates the financial condition of its reinsurers and establishes allowances for uncollectible reinsurance as appropriate.
The Company has a reinsurance treaty with ALIC through which it primarily cedes reinvestment related risk on its structured settlement annuities. The terms of the treaty meet the accounting definition of a derivative. Accordingly, the treaty is recorded in the Statement of Financial Position at fair value. Changes in the fair value of the treaty and premiums paid to ALIC are recognized in realized capital gains and losses.
Income taxes
The income tax provision is calculated under the liability method. Deferred tax assets and liabilities are recorded based on the difference between the financial statement and tax bases of assets and liabilities at the enacted tax rates. The principal assets and liabilities giving rise to such differences are unrealized capital gains and losses, differences in tax bases of invested assets, insurance reserves and DAC. A deferred tax asset valuation allowance is established when there is uncertainty that such assets will be realized.
Reserve for life-contingent contract benefits
The reserve for life-contingent contract benefits payable under insurance policies, including traditional life insurance, life-contingent immediate annuities and voluntary accident and health insurance products, is computed on the basis of long-term actuarial assumptions of future investment yields, mortality, morbidity, policy terminations and expenses. These assumptions, which for traditional life insurance are applied using the net level premium method, include provisions for adverse deviation and generally vary by characteristics such as type of coverage, year of issue and policy duration. The assumptions are established at the time the policy is issued and are generally not changed during the life of the policy. The Company periodically reviews the adequacy of reserves for these policies on an aggregate basis using actual experience. If actual experience is significantly adverse compared to the original assumptions and a premium deficiency is determined to exist, any remaining unamortized DAC balance would be expensed to the extent not recoverable and the establishment of a premium deficiency reserve may be required. The Company also reviews these policies on an aggregate basis for circumstances where projected profits would be recognized in early years followed by projected losses in later years. If this circumstance exists, the Company will accrue a liability, during the period of profits, to offset the losses at such time as the future losses are expected to commence using a method updated prospectively over time. To the extent that unrealized gains on fixed income securities would result in a premium deficiency if those gains were realized, the related increase in reserves for certain immediate annuities with life contingencies is recorded net of tax as a reduction of unrealized net capital gains included in accumulated other comprehensive income.
Contractholder funds
Contractholder funds represent interest-bearing liabilities arising from the sale of products such as interest-sensitive life insurance and fixed annuities. Contractholder funds primarily comprise cumulative deposits received and interest credited to the contractholder less cumulative contract benefits, surrenders, withdrawals and contract charges for mortality or administrative expenses. Contractholder funds also include reserves for secondary guarantees on interest-sensitive life insurance and certain fixed annuity contracts and reserves for certain guarantees on reinsured variable annuity contracts.
Separate accounts
Separate accounts assets are carried at fair value. The assets of the separate accounts are legally segregated and available only to settle separate account contract obligations. Separate accounts liabilities represent the contractholders’ claims to the related assets and are carried at an amount equal to the separate accounts assets. Investment income and realized capital gains and losses of the separate accounts accrue directly to the contractholders and therefore are not included in the Company’s Statements of Operations and Comprehensive Income. Deposits to and surrenders and withdrawals from the separate accounts are reflected in separate accounts liabilities and are not included in cash flows.

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Absent any contract provision wherein the Company provides a guarantee, variable annuity and variable life insurance contractholders bear the investment risk that the separate accounts’ funds may not meet their stated investment objectives. All of the Company’s variable annuity business was reinsured beginning in 2006.
Off-balance sheet financial instruments
Commitments to invest, commitments to purchase private placement securities and financial guarantees have off-balance sheet risk because their contractual amounts are not recorded in the Company’s Statements of Financial Position (see Note 7 and Note 11).
Adopted accounting standard
Amendments to the Consolidation Analysis
In February 2015, the Financial Accounting Standards Board (“FASB”) issued guidance affecting the consolidation evaluation for limited partnerships and similar entities, fees paid to a decision maker or service provider, and variable interests in a variable interest entity held by related parties of the reporting enterprise. The adoption of this guidance as of January 1, 2016 did not have a material impact on the Company’s results of operations or financial position.
Pending accounting standards
Recognition and Measurement of Financial Assets and Financial Liabilities
In January 2016, the FASB issued guidance requiring equity investments, including equity securities and limited partnership interests, that are not accounted for under the equity method of accounting or result in consolidation to be measured at fair value with changes in fair value recognized in net income. Equity investments without readily determinable fair values may be measured at cost minus impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for the identical or a similar investment of the same issuer. When a qualitative assessment of equity investments without readily determinable fair values indicates that impairment exists, the carrying value is required to be adjusted to fair value, if lower. The guidance clarifies that an entity should evaluate the realizability of a deferred tax asset related to available-for-sale fixed income securities in combination with the entity’s other deferred tax assets. The guidance also changes certain disclosure requirements. The guidance is effective for annual periods beginning after December 15, 2017, and is to be applied through a cumulative-effect adjustment to beginning retained income as of the beginning of the period of adoption. The new guidance related to equity investments without readily determinable fair values is to be applied prospectively as of the date of adoption. The Company is in the process of evaluating the impact of adoption. The most significant impacts, using values as of December 31, 2016, are expected to be the change in accounting for equity securities where $9 million of pre-tax unrealized net capital gains would be reclassified from accumulated other comprehensive income to retained income and cost method limited partnership interests (excluding limited partnership interests accounted for on a cost recovery basis) where the carrying value would increase by approximately $4 million, pre-tax, with the adjustment recorded in retained income.
Transition to Equity Method Accounting
In March 2016, the FASB issued guidance amending the accounting requirements for transitioning to the equity method of accounting (“EMA”), including a transition from the cost method. The guidance requires the cost of acquiring an additional interest in an investee to be added to the existing carrying value to establish the initial basis of the EMA investment. Under the new guidance, no retroactive adjustment is required when an investment initially qualifies for EMA treatment. The guidance is effective for annual periods beginning after December 15, 2016, and is to be applied prospectively. The guidance will principally affect the future accounting for investments that qualify for EMA after application of the cost method of accounting. The Company is in the process of evaluating the impact of adoption, which is not expected to be material to the Company’s results of operations or financial position.
Measurement of Credit Losses on Financial Instruments
In June 2016, the FASB issued guidance which revises the credit loss recognition criteria for certain financial assets measured at amortized cost. The new guidance replaces the existing incurred loss recognition model with an expected loss recognition model. The objective of the expected credit loss model is for the reporting entity to recognize its estimate of expected credit losses for affected financial assets in a valuation allowance deducted from the amortized cost basis of the related financial assets that results in presenting the net carrying value of the financial assets at the amount expected to be collected. The reporting entity must consider all available relevant information when estimating expected credit losses, including details about past events, current conditions, and reasonable and supportable forecasts over the contractual life of an asset. Financial assets may be evaluated individually or on a pooled basis when they share similar risk characteristics. The measurement of credit losses for available-for-sale debt securities measured at fair value is not affected except that credit losses recognized are limited to the amount by which fair value is below amortized cost and the carrying value adjustment is recognized through an allowance and not as a direct write-down. The guidance is effective for interim and annual periods beginning after December 15, 2019, and for most affected instruments

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must be adopted using a modified retrospective approach, with a cumulative effect adjustment recorded to beginning retained income. The Company is in the process of evaluating the impact of adoption.
3. Supplemental Cash Flow Information
Non-cash investing activities include $5.4 million, $1.6 million and $22 thousand related to mergers and exchanges completed with equity securities and modifications of certain mortgage loans and fixed income securities in 2016, 2015 and 2014, respectively, and a $4.7 million obligation to fund a limited partnership investment in 2015.
Liabilities for collateral received in conjunction with the Company’s securities lending program were $61.0 million, $99.7 million and $101.1 million as of December 31, 2016, 2015 and 2014, respectively, and are reported in other liabilities and accrued expenses. The accompanying cash flows are included in cash flows from operating activities in the Statements of Cash Flows along with the activities resulting from management of the proceeds, which for the years ended December 31 are as follows:

($ in thousands)	2016	2015	2014
Net change in proceeds managed
Net change in short-term investments	$38,737	$1,427	$(38,485)
Operating cash flow provided (used)	$38,737	$1,427	$(38,485)

Net change in liabilities
Liabilities for collateral, beginning of year	$(99,668)	$(101,095)	$(62,610)
Liabilities for collateral, end of year	(60,931)	(99,668)	(101,095)
Operating cash flow (used) provided	$(38,737)	$(1,427)	$38,485
4. Related Party Transactions
Business operations
The Company uses services performed by AIC, ALIC and other affiliates, and business facilities owned or leased and operated by AIC in conducting its business activities. In addition, the Company shares the services of employees with AIC. The Company reimburses its affiliates for the operating expenses incurred on behalf of the Company. The Company is charged for the cost of these operating expenses based on the level of services provided. Operating expenses, including compensation, retirement and other benefit programs (see Note 14), allocated to the Company were $40.0 million, $39.0 million and $44.1 million in 2016, 2015 and 2014, respectively. A portion of these expenses relate to the acquisition of business, which are deferred and amortized into income as described in Note 2.
Structured settlement annuities
The Company previously issued structured settlement annuities, a type of immediate annuity, to fund structured settlements in matters involving AIC. In most cases, these annuities were issued under a “qualified assignment” whereby Allstate Assignment Company and prior to July 1, 2001 Allstate Settlement Corporation (“ASC”), both wholly owned subsidiaries of ALIC, purchased annuities from the Company and assumed AIC’s obligation to make future payments.
AIC issued surety bonds to guarantee the payment of structured settlement benefits assumed by ASC (from both AIC and non-related parties) and funded by certain annuity contracts issued by the Company through June 30, 2001. ASC entered into a General Indemnity Agreement pursuant to which it indemnified AIC for any liabilities associated with the surety bonds and gave AIC certain collateral security rights with respect to the annuities and certain other rights in the event of any defaults covered by the surety bonds. ALIC guaranteed the payment of structured settlement benefits on all contracts issued on or after July 1, 2001. Reserves recorded by the Company for annuities that are guaranteed by the surety bonds of AIC were $1.42 billion and $1.41 billion as of December 31, 2016 and 2015, respectively. Reserves recorded by the Company for annuities that are guaranteed by ALIC were $607.3 million and $624.5 million as of December 31, 2016 and 2015, respectively.
Broker-Dealer agreements
The Company receives distribution services from Allstate Financial Services, LLC, an affiliated broker-dealer company, for certain annuity and variable life insurance contracts sold by Allstate exclusive agencies. For these services, the Company incurred commission and other distribution expenses of $450 thousand, $233 thousand and $166 thousand in 2016, 2015 and 2014, respectively.
The Company has a service agreement with Allstate Distributors, LLC (“ADLLC”), a broker-dealer company owned by ALIC, whereby ADLLC promotes and markets products sold by the Company. In return for these services, the Company recorded expense of $4 thousand, $23 thousand and $7 thousand in 2016, 2015 and 2014, respectively.

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Reinsurance
The Company has reinsurance agreements with ALIC whereby a portion of the Company’s premiums and policy benefits are ceded to ALIC (see Note 9).
The Company has a reinsurance treaty (the “structured settlement annuity reinsurance agreement”) through which it primarily cedes reinvestment related risk on its structured settlement annuities to ALIC. Under the terms of the treaty, the Company pays a premium to ALIC that varies with the aggregate structured settlement annuity statutory reserve balance. In return, ALIC guarantees that the yield on the portion of the Company’s investment portfolio that supports structured settlement annuity liabilities will not fall below contractually determined rates. The Company ceded premium related to structured settlement annuities to ALIC of $3.4 million in each 2016, 2015 and 2014. As of December 31, 2016 and 2015, the carrying value of the structured settlement reinsurance treaty was $109.6 million and $82.8 million, respectively, which is recorded in other assets. The premiums ceded and changes in the fair value of the reinsurance treaty are reflected as a component of realized capital gains and losses as the treaty is recorded as a derivative instrument.
Income taxes
The Company is a party to a federal income tax allocation agreement with the Corporation (see Note 12).
Intercompany loan agreement
The Company has an intercompany loan agreement with the Corporation. The amount of intercompany loans available to the Company is at the discretion of the Corporation. The maximum amount of loans the Corporation will have outstanding to all its eligible subsidiaries at any given point in time is limited to $1 billion. The Corporation may use commercial paper borrowings, bank lines of credit and securities lending to fund intercompany borrowings. The Company had no amounts outstanding under the intercompany loan agreement as of December 31, 2016 or 2015.
5. Investments
Fair values
The amortized cost, gross unrealized gains and losses and fair value for fixed income securities are as follows:

($ in thousands)	Amortized cost	Gross unrealized		Fair value
		Gains	Losses
December 31, 2016
U.S. government and agencies	$123,994	$17,570	$—	$141,564
Municipal	612,222	100,532	(611)	712,143
Corporate	3,517,638	223,491	(22,906)	3,718,223
Foreign government	173,343	19,511	—	192,854
ABS	48,274	7	(201)	48,080
RMBS	33,888	1,733	(10)	35,611
CMBS	15,988	5	(2,197)	13,796
Redeemable preferred stock	8,810	1,093	—	9,903
Total fixed income securities	$4,534,157	$363,942	$(25,925)	$4,872,174

December 31, 2015
U.S. government and agencies	$142,923	$23,774	$—	$166,697
Municipal	624,806	102,320	(555)	726,571
Corporate	3,492,973	203,606	(63,123)	3,633,456
Foreign government	191,388	25,363	—	216,751
ABS	92,434	704	(518)	92,620
RMBS	55,036	2,688	(15)	57,709
CMBS	86,704	967	(461)	87,210
Redeemable preferred stock	8,887	1,302	—	10,189
Total fixed income securities	$4,695,151	$360,724	$(64,672)	$4,991,203
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Scheduled maturities
The scheduled maturities for fixed income securities are as follows as of December 31, 2016:

($ in thousands)	Amortized cost	Fair value
Due in one year or less	$245,714	$251,575
Due after one year through five years	1,442,913	1,534,505
Due after five years through ten years	1,601,951	1,645,804
Due after ten years	1,145,429	1,342,803
	4,436,007	4,774,687
ABS, RMBS and CMBS	98,150	97,487
Total	$4,534,157	$4,872,174
Actual maturities may differ from those scheduled as a result of calls and make-whole payments by the issuers. ABS, RMBS and CMBS are shown separately because of the potential for prepayment of principal prior to contractual maturity dates.
Net investment income
Net investment income for the years ended December 31 is as follows:

($ in thousands)	2016	2015	2014
Fixed income securities	$226,894	$248,585	$276,035
Mortgage loans	28,577	27,582	26,994
Equity securities	5,868	4,905	3,975
Limited partnership interests	38,485	34,177	22,824
Short-term investments	826	393	250
Policy loans	2,456	2,498	2,516
Investment income, before expense	303,106	318,140	332,594
Investment expense	(7,261)	(6,896)	(9,769)
Net investment income	$295,845	$311,244	$322,825
Realized capital gains and losses
Realized capital gains and losses by asset type for the years ended December 31 are as follows:

($ in thousands)	2016	2015	2014
Fixed income securities	$(17,145)	$42,361	$1,759
Mortgage loans	—	25	1,110
Equity securities	(5,570)	(3,260)	62,821
Limited partnership interests	590	(6,948)	(239)
Derivatives	23,781	(4,923)	52,724
Short-term investments	(17)	(137)	119
Realized capital gains and losses	$1,639	$27,118	$118,294
Realized capital gains and losses by transaction type for the years ended December 31 are as follows:

($ in thousands)	2016	2015	2014
Impairment write-downs	$(15,303)	$(7,709)	$1,153
Change in intent write-downs	(654)	(80)	(499)
Net other-than-temporary impairment losses recognized in earnings	(15,957)	(7,789)	654
Sales and other	(6,185)	39,830	64,916
Valuation and settlements of derivative instruments	23,781	(4,923)	52,724
Realized capital gains and losses	$1,639	$27,118	$118,294
Gross gains of $14.5 million, $53.2 million and $65.7 million and gross losses of $21.7 million, $9.3 million and $636 thousand were realized on sales of fixed income and equity securities during 2016, 2015 and 2014, respectively.

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Other-than-temporary impairment losses by asset type for the years ended December 31 are as follows:

($ in thousands)	2016			2015			2014
	Gross	Included in OCI	Net	Gross	Included in OCI	Net	Gross	Included in OCI	Net
Fixed income securities:
Municipal	$—	$—	$—	$(9)	$—	$(9)	$(499)	$—	$(499)
Corporate	(8,306)	4,205	(4,101)	(1,317)	342	(975)	—	—	—
RMBS	1	(1)	—	84	—	84	43	—	43
CMBS	(785)	452	(333)	(380)	—	(380)	—	—	—
Total fixed income securities	(9,090)	4,656	(4,434)	(1,622)	342	(1,280)	(456)	—	(456)
Mortgage loans	—	—	—	—	—	—	1,110	—	1,110
Equity securities	(11,103)	—	(11,103)	(3,430)	—	(3,430)	—	—	—
Limited partnership interests	(420)	—	(420)	(3,079)	—	(3,079)	—	—	—
Other-than-temporary impairment losses	$(20,613)	$4,656	$(15,957)	$(8,131)	$342	$(7,789)	$654	$—	$654
The total amount of other-than-temporary impairment losses included in accumulated other comprehensive income at the time of impairment for fixed income securities, which were not included in earnings, are presented in the following table. The amount excludes $9.0 million and $849 thousand as of December 31, 2016 and 2015, respectively, of net unrealized gains related to changes in valuation of the fixed income securities subsequent to the impairment measurement date.

($ in thousands)	December 31, 2016	December 31, 2015
Corporate	$(4,050)	$(4)
RMBS	(40)	(41)
CMBS	(384)	(1)
Total	$(4,474)	$(46)
Rollforwards of the cumulative credit losses recognized in earnings for fixed income securities held as of December 31 are as follows:

($ in thousands)	2016	2015	2014
Beginning balance	$(1,173)	$(568)	$(696)
Additional credit loss for securities previously other-than-temporarily impaired	(357)	84	(71)
Additional credit loss for securities not previously other-than-temporarily impaired	(4,077)	(1,283)	—
Reduction in credit loss for securities disposed or collected	1,013	593	181
Change in credit loss due to accretion of increase in cash flows	—	1	18
Ending balance	$(4,594)	$(1,173)	$(568)
The Company uses its best estimate of future cash flows expected to be collected from the fixed income security, discounted at the security’s original or current effective rate, as appropriate, to calculate a recovery value and determine whether a credit loss exists. The determination of cash flow estimates is inherently subjective and methodologies may vary depending on facts and circumstances specific to the security. All reasonably available information relevant to the collectability of the security, including past events, current conditions, and reasonable and supportable assumptions and forecasts, are considered when developing the estimate of cash flows expected to be collected. That information generally includes, but is not limited to, the remaining payment terms of the security, prepayment speeds, foreign exchange rates, the financial condition and future earnings potential of the issue or issuer, expected defaults, expected recoveries, the value of underlying collateral, vintage, geographic concentration of underlying collateral, available reserves or escrows, current subordination levels, third party guarantees and other credit enhancements. Other information, such as industry analyst reports and forecasts, sector credit ratings, financial condition of the bond insurer for insured fixed income securities, and other market data relevant to the realizability of contractual cash flows, may also be considered. The estimated fair value of collateral will be used to estimate recovery value if the Company determines that the security is dependent on the liquidation of collateral for ultimate settlement. If the estimated recovery value is less than the amortized cost of the security, a credit loss exists and an other-than-temporary impairment for the difference between the estimated recovery value and amortized cost is recorded in earnings. The portion of the unrealized loss related to factors other than credit remains classified in accumulated other comprehensive income. If the Company determines that the fixed income security does not have sufficient cash flow or other information to estimate a recovery value for the security, the Company may conclude that the entire decline in fair value is deemed to be credit related and the loss is recorded in earnings.

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Unrealized net capital gains and losses
Unrealized net capital gains and losses included in accumulated other comprehensive income are as follows:

($ in thousands)	Fair value	Gross unrealized		Unrealized net gains (losses)
December 31, 2016		Gains	Losses
Fixed income securities	$4,872,174	$363,942	$(25,925)	$338,017
Equity securities	218,078	17,214	(7,771)	9,443
Short-term investments	92,698	1	(2)	(1)
EMA limited partnerships (1)				(61)
Unrealized net capital gains and losses, pre-tax				347,398
Amounts recognized for:
Insurance reserves (2)				(56,350)
DAC and DSI (3)				(10,522)
Amounts recognized				(66,872)
Deferred income taxes				(98,184)
Unrealized net capital gains and losses, after-tax				$182,342
____________________

(1)
Unrealized net capital gains and losses for limited partnership interests represent the Company’s share of EMA limited partnerships’ other comprehensive income. Fair value and gross unrealized gains and losses are not applicable.

(2)
The insurance reserves adjustment represents the amount by which the reserve balance would increase if the net unrealized gains in the applicable product portfolios were realized and reinvested at current lower interest rates, resulting in a premium deficiency. Although the Company evaluates premium deficiencies on the combined performance of life insurance and immediate annuities with life contingencies, the adjustment primarily relates to structured settlement annuities with life contingencies, in addition to certain payout annuities with life contingencies.

(3)
The DAC and DSI adjustment balance represents the amount by which the amortization of DAC and DSI would increase or decrease if the unrealized gains or losses in the respective product portfolios were realized.

($ in thousands)	Fair value	Gross unrealized		Unrealized net gains (losses)
December 31, 2015		Gains	Losses
Fixed income securities	$4,991,203	$360,724	$(64,672)	$296,052
Equity securities	205,822	12,028	(15,328)	(3,300)
Short-term investments	108,279	2	—	2
EMA limited partnerships				(58)
Unrealized net capital gains and losses, pre-tax				292,696
Amounts recognized for:
Insurance reserves				(44,407)
DAC and DSI				(5,538)
Amounts recognized				(49,945)
Deferred income taxes				(84,963)
Unrealized net capital gains and losses, after-tax				$157,788
Change in unrealized net capital gains and losses
The change in unrealized net capital gains and losses for the years ended December 31 is as follows:

($ in thousands)	2016	2015	2014
Fixed income securities	$41,965	$(235,454)	$154,469
Equity securities	12,743	(3,873)	(38,400)
Short-term investments	(3)	1	1
EMA limited partnerships	(3)	(58)	—
Total	54,702	(239,384)	116,070
Amounts recognized for:
Insurance reserves	(11,943)	212,845	(88,985)
DAC and DSI	(4,984)	7,315	1,058
Amounts recognized	(16,927)	220,160	(87,927)
Deferred income taxes	(13,221)	6,728	(9,850)
Increase (decrease) in unrealized net capital gains and losses, after-tax	$24,554	$(12,496)	$18,293

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Portfolio monitoring
The Company has a comprehensive portfolio monitoring process to identify and evaluate each fixed income and equity security whose carrying value may be other-than-temporarily impaired.
For each fixed income security in an unrealized loss position, the Company assesses whether management with the appropriate authority has made the decision to sell or whether it is more likely than not the Company will be required to sell the security before recovery of the amortized cost basis for reasons such as liquidity, contractual or regulatory purposes. If a security meets either of these criteria, the security’s decline in fair value is considered other than temporary and is recorded in earnings.
If the Company has not made the decision to sell the fixed income security and it is not more likely than not the Company will be required to sell the fixed income security before recovery of its amortized cost basis, the Company evaluates whether it expects to receive cash flows sufficient to recover the entire amortized cost basis of the security. The Company calculates the estimated recovery value by discounting the best estimate of future cash flows at the security’s original or current effective rate, as appropriate, and compares this to the amortized cost of the security. If the Company does not expect to receive cash flows sufficient to recover the entire amortized cost basis of the fixed income security, the credit loss component of the impairment is recorded in earnings, with the remaining amount of the unrealized loss related to other factors recognized in other comprehensive income.
For equity securities, the Company considers various factors, including whether it has the intent and ability to hold the equity security for a period of time sufficient to recover its cost basis. Where the Company lacks the intent and ability to hold to recovery, or believes the recovery period is extended, the equity security’s decline in fair value is considered other than temporary and is recorded in earnings.
For fixed income and equity securities managed by third parties, either the Company has contractually retained its decision making authority as it pertains to selling securities that are in an unrealized loss position or it recognizes any unrealized loss at the end of the period through a charge to earnings.
The Company’s portfolio monitoring process includes a quarterly review of all securities to identify instances where the fair value of a security compared to its amortized cost (for fixed income securities) or cost (for equity securities) is below established thresholds. The process also includes the monitoring of other impairment indicators such as ratings, ratings downgrades and payment defaults. The securities identified, in addition to other securities for which the Company may have a concern, are evaluated for potential other-than-temporary impairment using all reasonably available information relevant to the collectability or recovery of the security. Inherent in the Company’s evaluation of other-than-temporary impairment for these fixed income and equity securities are assumptions and estimates about the financial condition and future earnings potential of the issue or issuer. Some of the factors that may be considered in evaluating whether a decline in fair value is other than temporary are: 1) the financial condition, near-term and long-term prospects of the issue or issuer, including relevant industry specific market conditions and trends, geographic location and implications of rating agency actions and offering prices; 2) the specific reasons that a security is in an unrealized loss position, including overall market conditions which could affect liquidity; and 3) the length of time and extent to which the fair value has been less than amortized cost or cost.

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The following table summarizes the gross unrealized losses and fair value of fixed income and equity securities by the length of time that individual securities have been in a continuous unrealized loss position.

($ in thousands)	Less than 12 months			12 months or more			Total unrealized losses
	Number of issues	Fair value	Unrealized losses	Number of issues	Fair value	Unrealized losses

December 31, 2016
Fixed income securities
Municipal	3	$16,781	$(611)	—	$—	$—	$(611)
Corporate	215	776,730	(21,291)	15	45,247	(1,615)	(22,906)
ABS	3	23,288	(201)	—	—	—	(201)
RMBS	35	519	(3)	17	980	(7)	(10)
CMBS	4	5,297	(158)	1	7,944	(2,039)	(2,197)
Redeemable preferred stock	1	—	—	—	—	—	—
Total fixed income securities	261	822,615	(22,264)	33	54,171	(3,661)	(25,925)
Equity securities	156	35,306	(2,694)	92	22,695	(5,077)	(7,771)
Total fixed income and equity securities	417	$857,921	$(24,958)	125	$76,866	$(8,738)	$(33,696)

Investment grade fixed income securities	176	$744,124	$(18,858)	22	$30,364	$(868)	$(19,726)
Below investment grade fixed income securities	85	78,491	(3,406)	11	23,807	(2,793)	(6,199)
Total fixed income securities	261	$822,615	$(22,264)	33	$54,171	$(3,661)	$(25,925)

December 31, 2015
Fixed income securities	3
Municipal	3	$35,673	$(555)	—	$—	$—	$(555)
Corporate	282	942,145	(49,563)	23	91,878	(13,560)	(63,123)
ABS	7	67,266	(168)	1	9,650	(350)	(518)
RMBS	30	506	(4)	3	1,743	(11)	(15)
CMBS	5	19,914	(461)	—	—	—	(461)
Total fixed income securities	327	1,065,504	(50,751)	27	103,271	(13,921)	(64,672)
Equity securities	328	96,922	(13,433)	23	9,760	(1,895)	(15,328)
Total fixed income and equity securities	655	$1,162,426	$(64,184)	50	$113,031	$(15,816)	$(80,000)

Investment grade fixed income securities	208	$951,843	$(36,167)	10	$54,087	$(3,586)	$(39,753)
Below investment grade fixed income securities	119	113,661	(14,584)	17	49,184	(10,335)	(24,919)
Total fixed income securities	327	$1,065,504	$(50,751)	27	$103,271	$(13,921)	$(64,672)
As of December 31, 2016, $26.1 million of the $33.7 million unrealized losses are related to securities with an unrealized loss position less than 20% of amortized cost or cost, the degree of which suggests that these securities do not pose a high risk of being other-than-temporarily impaired. Of the $26.1 million, $19.7 million are related to unrealized losses on investment grade fixed income securities and $3.7 million are related to equity securities. Of the remaining $2.7 million, $1.9 million have been in an unrealized loss position for less than 12 months. Investment grade is defined as a security having a rating of Aaa, Aa, A or Baa from Moody’s, a rating of AAA, AA, A or BBB from S&P Global Ratings (“S&P”), a comparable rating from another nationally recognized rating agency, or a comparable internal rating if an externally provided rating is not available. Market prices for certain securities may have credit spreads which imply higher or lower credit quality than the current third party rating. Unrealized losses on investment grade securities are principally related to an increase in market yields which may include increased risk-free interest rates and/or wider credit spreads since the time of initial purchase.
As of December 31, 2016, the remaining $7.6 million of unrealized losses are related to securities in unrealized loss positions greater than or equal to 20% of amortized cost or cost. Of the $7.6 million, $3.5 million are related to below investment grade fixed income securities and $4.1 million are related to equity securities.
ABS, RMBS and CMBS in an unrealized loss position were evaluated based on actual and projected collateral losses relative to the securities’ positions in the respective securitization trusts, security specific expectations of cash flows, and credit ratings. This evaluation also takes into consideration credit enhancement, measured in terms of (i) subordination from other classes of securities in the trust that are contractually obligated to absorb losses before the class of security the Company owns, (ii) the expected impact of other structural features embedded in the securitization trust beneficial to the class of securities the Company owns, such as overcollateralization and excess spread, and (iii) for ABS and RMBS in an unrealized loss position, credit enhancements from reliable bond insurers, where applicable. Municipal bonds in an unrealized loss position were evaluated based

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on the underlying credit quality of the primary obligor, obligation type and quality of the underlying assets. Unrealized losses on equity securities are primarily related to temporary equity market fluctuations of securities that are expected to recover.
As of December 31, 2016, the Company has not made the decision to sell and it is not more likely than not the Company will be required to sell fixed income securities with unrealized losses before recovery of the amortized cost basis. As of December 31, 2016, the Company had the intent and ability to hold equity securities with unrealized losses for a period of time sufficient for them to recover.
Limited partnerships
As of December 31, 2016 and 2015, the carrying value of equity method limited partnerships totaled $257.8 million and $216.6 million, respectively. The Company recognizes an impairment loss for equity method limited partnerships when evidence demonstrates that the loss is other than temporary. Evidence of a loss in value that is other than temporary may include the absence of an ability to recover the carrying amount of the investment or the inability of the investee to sustain a level of earnings that would justify the carrying amount of the investment.
As of December 31, 2016 and 2015, the carrying value for cost method limited partnerships was $72.5 million and $64.5 million, respectively. To determine if an other-than-temporary impairment has occurred, the Company evaluates whether an impairment indicator has occurred in the period that may have a significant adverse effect on the carrying value of the investment. Impairment indicators may include: significantly reduced valuations of the investments held by the limited partnerships; actual recent cash flows received being significantly less than expected cash flows; reduced valuations based on financing completed at a lower value; completed sale of a material underlying investment at a price significantly lower than expected; or any other adverse events since the last financial statements received that might affect the fair value of the investee’s capital. Additionally, the Company’s portfolio monitoring process includes a quarterly review of all cost method limited partnerships to identify instances where the net asset value is below established thresholds for certain periods of time, as well as investments that are performing below expectations, for further impairment consideration. If a cost method limited partnership is other-than-temporarily impaired, the carrying value is written down to fair value, generally estimated to be equivalent to the reported net asset value.
Mortgage loans
The Company’s mortgage loans are commercial mortgage loans collateralized by a variety of commercial real estate property types located across the United States and totaled, net of valuation allowance, $614.4 million and $614.2 million as of December 31, 2016 and 2015, respectively. Substantially all of the commercial mortgage loans are non-recourse to the borrower.
The following table shows the principal geographic distribution of commercial real estate represented in the Company’s mortgage loan portfolio. No other state represented more than 5% of the portfolio as of December 31.

(% of mortgage loan portfolio carrying value)	2016	2015
California	20.9%	21.5%
Texas	11.0	8.0
New Jersey	9.3	9.5
Arizona	4.6	5.6
Illinois	3.6	7.6
The types of properties collateralizing the mortgage loans as of December 31 are as follows:

(% of mortgage loan portfolio carrying value)	2016	2015
Office buildings	26.1%	20.0%
Apartment complex	25.6	28.7
Retail	19.3	19.2
Warehouse	18.9	21.7
Other	10.1	10.4
Total	100.0%	100.0%

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The contractual maturities of the mortgage loan portfolio as of December 31, 2016 are as follows:

($ in thousands)	Number of loans	Carrying value	Percent
2017	5	$22,707	3.7%
2018	8	38,763	6.3
2019	1	10,000	1.6
2020	6	29,086	4.8
Thereafter	83	513,824	83.6
Total	103	$614,380	100.0%
Mortgage loans are evaluated for impairment on a specific loan basis through a quarterly credit monitoring process and review of key credit quality indicators. Mortgage loans are considered impaired when it is probable that the Company will not collect the contractual principal and interest. Valuation allowances are established for impaired loans to reduce the carrying value to the fair value of the collateral less costs to sell or the present value of the loan’s expected future repayment cash flows discounted at the loan’s original effective interest rate. Impaired mortgage loans may not have a valuation allowance when the fair value of the collateral less costs to sell is higher than the carrying value. Valuation allowances are adjusted for subsequent changes in the fair value of the collateral less costs to sell or present value of the loan’s expected future repayment cash flows. Mortgage loans are charged off against their corresponding valuation allowances when there is no reasonable expectation of recovery. The impairment evaluation is non-statistical in respect to the aggregate portfolio but considers facts and circumstances attributable to each loan. It is not considered probable that additional impairment losses, beyond those identified on a specific loan basis, have been incurred as of December 31, 2016.
Accrual of income is suspended for mortgage loans that are in default or when full and timely collection of principal and interest payments is not probable. Cash receipts on mortgage loans on nonaccrual status are generally recorded as a reduction of carrying value.
Debt service coverage ratio is considered a key credit quality indicator when mortgage loans are evaluated for impairment. Debt service coverage ratio represents the amount of estimated cash flows from the property available to the borrower to meet principal and interest payment obligations. Debt service coverage ratio estimates are updated annually or more frequently if conditions are warranted based on the Company’s credit monitoring process.
The following table reflects the carrying value of non-impaired fixed rate mortgage loans summarized by debt service coverage ratio distribution as of December 31. There were no variable rate mortgage loans as of December 31, 2016 or 2015.

($ in thousands)	2016	2015
Below 1.0	$5,600	$14,408
1.0 - 1.25	44,289	35,301
1.26 - 1.50	179,503	194,795
Above 1.50	384,988	369,680
Total non-impaired mortgage loans	$614,380	$614,184
Mortgage loans with a debt service coverage ratio below 1.0 that are not considered impaired primarily relate to instances where the borrower has the financial capacity to fund the revenue shortfalls from the properties for the foreseeable term, the decrease in cash flows from the properties is considered temporary, or there are other risk mitigating circumstances such as additional collateral, escrow balances or borrower guarantees.
There were no impaired mortgage loans as of December 31, 2016 or 2015. The average balance of impaired loans was $2.4 million during 2014.
The rollforward of the valuation allowance on impaired mortgage loans for the years ended December 31 is as follows:

($ in thousands)	2016	2015	2014
Beginning balance	$—	$—	$1,832
Net decrease in valuation allowance	—	—	(1,110)
Charge offs	—	—	(722)
Ending balance	$—	$—	$—
Payments on all mortgage loans were current as of December 31, 2016 and 2015.

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Municipal bonds
The Company maintains a diversified portfolio of municipal bonds. The following table shows the principal geographic distribution of municipal bond issuers represented in the Company’s portfolio as of December 31. No other state represents more than 5% of the portfolio.

(% of municipal bond portfolio carrying value)	2016	2015
California	27.5%	25.9%
Texas	12.3	12.0
Oregon	6.7	6.2
Illinois	5.5	5.3
Concentration of credit risk
As of December 31, 2016, the Company is not exposed to any credit concentration risk of a single issuer and its affiliates greater than 10% of the Company’s shareholder’s equity, other than the U.S. government and its agencies.
Securities loaned
The Company’s business activities include securities lending programs with third parties, mostly large banks. As of December 31, 2016 and 2015, fixed income and equity securities with a carrying value of $59.2 million and $96.5 million, respectively, were on loan under these agreements. Interest income on collateral, net of fees, was $306 thousand, $235 thousand and zero in 2016, 2015 and 2014, respectively.
Other investment information
Included in fixed income securities are below investment grade assets totaling $269.2 million and $269.8 million as of December 31, 2016 and 2015, respectively.
As of December 31, 2016, fixed income securities with a carrying value of $2.3 million were on deposit with regulatory authorities as required by law.
As of December 31, 2016, there were no fixed income securities that were non-income producing.
The Company had $2.4 million and $4.7 million of investment-related debt that is reported in other liabilities and accrued expenses as of December 31, 2016 and 2015, respectively, relating to a commitment to fund a limited partnership. The Company has an outstanding line of credit to fund the limited partnership.
6. Fair Value of Assets and Liabilities
Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The hierarchy for inputs used in determining fair value maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that observable inputs be used when available. Assets and liabilities recorded on the Statements of Financial Position at fair value are categorized in the fair value hierarchy based on the observability of inputs to the valuation techniques as follows:

Level 1:	Assets and liabilities whose values are based on unadjusted quoted prices for identical assets or liabilities in an active market that the Company can access.

Level 2:	Assets and liabilities whose values are based on the following:
(a) Quoted prices for similar assets or liabilities in active markets;
(b) Quoted prices for identical or similar assets or liabilities in markets that are not active; or
(c) Valuation models whose inputs are observable, directly or indirectly, for substantially the full term of the asset or liability.

Level 3:
Assets and liabilities whose values are based on prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. Unobservable inputs reflect the Company’s estimates of the assumptions that market participants would use in valuing the assets and liabilities.

The availability of observable inputs varies by instrument. In situations where fair value is based on internally developed pricing models or inputs that are unobservable in the market, the determination of fair value requires more judgment. The degree of judgment exercised by the Company in determining fair value is typically greatest for instruments categorized in Level 3. In many instances, valuation inputs used to measure fair value fall into different levels of the fair value hierarchy.  The category level in the fair value hierarchy is determined based on the lowest level input that is significant to the fair value measurement in its entirety. The Company uses prices and inputs that are current as of the measurement date, including during periods of market disruption. In periods of market disruption, the ability to observe prices and inputs may be reduced for many instruments.

21

The Company is responsible for the determination of fair value and the supporting assumptions and methodologies. The Company gains assurance that assets and liabilities are appropriately valued through the execution of various processes and controls designed to ensure the overall reasonableness and consistent application of valuation methodologies, including inputs and assumptions, and compliance with accounting standards. For fair values received from third parties or internally estimated, the Company’s processes and controls are designed to ensure that the valuation methodologies are appropriate and consistently applied, the inputs and assumptions are reasonable and consistent with the objective of determining fair value, and the fair values are accurately recorded. For example, on a continuing basis, the Company assesses the reasonableness of individual fair values that have stale security prices or that exceed certain thresholds as compared to previous fair values received from valuation service providers or brokers or derived from internal models. The Company performs procedures to understand and assess the methodologies, processes and controls of valuation service providers. In addition, the Company may validate the reasonableness of fair values by comparing information obtained from valuation service providers or brokers to other third party valuation sources for selected securities. The Company performs ongoing price validation procedures such as back-testing of actual sales, which corroborate the various inputs used in internal models to market observable data. When fair value determinations are expected to be more variable, the Company validates them through reviews by members of management who have relevant expertise and who are independent of those charged with executing investment transactions.
The Company has two types of situations where investments are classified as Level 3 in the fair value hierarchy. The first is where specific inputs significant to the fair value estimation models are not market observable. This primarily occurs in the Company’s use of broker quotes to value certain securities where the inputs have not been corroborated to be market observable, and the use of valuation models that use significant non-market observable inputs.
The second situation where the Company classifies securities in Level 3 is where quotes continue to be received from independent third-party valuation service providers and all significant inputs are market observable; however, there has been a significant decrease in the volume and level of activity for the asset when compared to normal market activity such that the degree of market observability has declined to a point where categorization as a Level 3 measurement is considered appropriate. The indicators considered in determining whether a significant decrease in the volume and level of activity for a specific asset has occurred include the level of new issuances in the primary market, trading volume in the secondary market, the level of credit spreads over historical levels, applicable bid-ask spreads, and price consensus among market participants and other pricing sources.
Certain assets are not carried at fair value on a recurring basis, including investments such as mortgage loans, limited partnership interests and policy loans. Accordingly, such investments are only included in the fair value hierarchy disclosure when the investment is subject to remeasurement at fair value after initial recognition and the resulting remeasurement is reflected in the financial statements.
In determining fair value, the Company principally uses the market approach which generally utilizes market transaction data for the same or similar instruments. To a lesser extent, the Company uses the income approach which involves determining fair values from discounted cash flow methodologies. For the majority of Level 2 and Level 3 valuations, a combination of the market and income approaches is used.
Summary of significant valuation techniques for assets and liabilities measured at fair value on a recurring basis
Level 1 measurements

•	Fixed income securities: Comprise certain U.S. Treasury fixed income securities. Valuation is based on unadjusted quoted prices for identical assets in active markets that the Company can access.

•	Equity securities: Comprise actively traded, exchange-listed equity securities. Valuation is based on unadjusted quoted prices for identical assets in active markets that the Company can access.

•
Short-term: Comprise U.S Treasury bills valued on unadjusted quoted prices for identical assets in active markets that the Company can access and actively traded money market funds that have daily quoted net asset values for identical assets that the Company can access.

•
Separate account assets: Comprise actively traded mutual funds that have daily quoted net asset values for identical assets that the Company can access. Net asset values for the actively traded mutual funds in which the separate account assets are invested are obtained daily from the fund managers.

Level 2 measurements

•	Fixed income securities:
U.S. government and agencies: The primary inputs to the valuation include quoted prices for identical or similar assets in markets that are not active, contractual cash flows, benchmark yields and credit spreads.

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Municipal: The primary inputs to the valuation include quoted prices for identical or similar assets in markets that are not active, contractual cash flows, benchmark yields and credit spreads.
Corporate - public: The primary inputs to the valuation include quoted prices for identical or similar assets in markets that are not active, contractual cash flows, benchmark yields and credit spreads.
Corporate - privately placed: Valued using a discounted cash flow model that is widely accepted in the financial services industry and uses market observable inputs and inputs derived principally from, or corroborated by, observable market data. The primary inputs to the discounted cash flow model include an interest rate yield curve, as well as published credit spreads for similar assets in markets that are not active that incorporate the credit quality and industry sector of the issuer.
Foreign government: The primary inputs to the valuation include quoted prices for identical or similar assets in markets that are not active, contractual cash flows, benchmark yields and credit spreads.
ABS - consumer and other: The primary inputs to the valuation include quoted prices for identical or similar assets in markets that are not active, contractual cash flows, benchmark yields, prepayment speeds, collateral performance and credit spreads. Certain ABS - consumer and other are valued based on non-binding broker quotes whose inputs have been corroborated to be market observable.
RMBS: The primary inputs to the valuation include quoted prices for identical or similar assets in markets that are not active, contractual cash flows, benchmark yields, prepayment speeds, collateral performance and credit spreads.
CMBS: The primary inputs to the valuation include quoted prices for identical or similar assets in markets that are not active, contractual cash flows, benchmark yields, collateral performance and credit spreads.
Redeemable preferred stock: The primary inputs to the valuation include quoted prices for identical or similar assets in markets that are not active, contractual cash flows, benchmark yields, underlying stock prices and credit spreads.

•	Equity securities: The primary inputs to the valuation include quoted prices or quoted net asset values for identical or similar assets in markets that are not active.

•
Short-term: The primary inputs to the valuation include quoted prices for identical or similar assets in markets that are not active, contractual cash flows, benchmark yields and credit spreads. For certain short-term investments, amortized cost is used as the best estimate of fair value.

•	Other investments: Free-standing exchange listed derivatives that are not actively traded are valued based on quoted prices for identical instruments in markets that are not active.
Over-the-counter (“OTC”) derivatives, including foreign exchange forward contracts and options, are valued using models that rely on inputs such as currency rates that are observable for substantially the full term of the contract.  The valuation techniques underlying the models are widely accepted in the financial services industry and do not involve significant judgment.
Level 3 measurements

•	Fixed income securities:
Municipal: Comprise municipal bonds that are not rated by third party credit rating agencies. The primary inputs to the valuation of these municipal bonds include quoted prices for identical or similar assets in markets that exhibit less liquidity relative to those markets supporting Level 2 fair value measurements, contractual cash flows, benchmark yields and credit spreads. Also included are municipal bonds valued based on non-binding broker quotes where the inputs have not been corroborated to be market observable and municipal bonds in default valued based on the present value of expected cash flows.
Corporate - public and Corporate - privately placed: Primarily valued based on non-binding broker quotes where the inputs have not been corroborated to be market observable. Other inputs include an interest rate yield curve, as well as published credit spreads for similar assets that incorporate the credit quality and industry sector of the issuer.
ABS - collateralized debt obligations (“CDO”) and ABS - consumer and other: Valued based on non-binding broker quotes received from brokers who are familiar with the investments and where the inputs have not been corroborated to be market observable.

•
Equity securities: The primary inputs to the valuation include quoted prices or quoted net asset values for identical or similar assets in markets that exhibit less liquidity relative to those markets supporting Level 2 fair value measurements.

•
Other investments: Certain OTC derivatives, such as interest rate caps, are valued using models that are widely accepted in the financial services industry. These are categorized as Level 3 as a result of the significance of non-market observable inputs such as volatility. Other primary inputs include interest rate yield curves.

23

•
Other assets: Includes a structured settlement annuity reinsurance agreement accounted for as a derivative instrument that is valued internally. The model primarily uses stochastically determined cash flows, ultimate reinvestment spreads and applicable market data, such as interest rate and volatility assumptions. This item is categorized as Level 3 as a result of the significance of non-market observable inputs.

•
Contractholder funds: Derivatives embedded in certain life and annuity contracts are valued internally using models widely accepted in the financial services industry that determine a single best estimate of fair value for the embedded derivatives within a block of contractholder liabilities. The models primarily use stochastically determined cash flows based on the contractual elements of embedded derivatives, projected option cost and applicable market data, such as interest rate yield curves and equity index volatility assumptions. These are categorized as Level 3 as a result of the significance of non-market observable inputs.

Assets and liabilities measured at fair value on a non-recurring basis
Mortgage loans written-down to fair value in connection with recognizing impairments are valued based on the fair value of the underlying collateral less costs to sell. Limited partnership interests written-down to fair value in connection with recognizing other-than-temporary impairments are generally valued using net asset values.
The following table summarizes the Company’s assets and liabilities measured at fair value on a recurring basis as of December 31, 2016. There were no assets or liabilities measured at fair value on a non-recurring basis as of December 31, 2016.

($ in thousands)	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Counterparty and cash collateral netting	Balance as of December 31, 2016
Assets
Fixed income securities:
U.S. government and agencies	$14,008	$127,556	$—		$141,564
Municipal	—	689,420	22,723		712,143
Corporate - public	—	2,478,958	4,091		2,483,049
Corporate - privately placed	—	1,159,461	75,713		1,235,174
Foreign government	—	192,854	—		192,854
ABS - consumer and other	—	33,277	14,803		48,080
RMBS	—	35,611	—		35,611
CMBS	—	13,796	—		13,796
Redeemable preferred stock	—	9,903	—		9,903
Total fixed income securities	14,008	4,740,836	117,330		4,872,174
Equity securities	211,521	637	5,920		218,078
Short-term investments	40,111	52,587	—		92,698
Other investments: Free-standing derivatives	—	2,414	311	$(145)	2,580
Separate account assets	290,798	—	—		290,798
Other assets	—	—	109,578		109,578
Total assets at fair value	$556,438	$4,796,474	$233,139	$(145)	$5,585,906
% of total assets at fair value	9.9%	85.9%	4.2%	—%	100%

Liabilities
Contractholder funds: Derivatives embedded in life and annuity contracts	$—	$—	$(7,177)		$(7,177)
Other liabilities: Free-standing derivatives	(1)	(904)	—	$145	(760)
Total liabilities at fair value	$(1)	$(904)	$(7,177)	$145	$(7,937)
% of total liabilities at fair value	—%	11.4%	90.4%	(1.8)%	100%

24

The following table summarizes the Company’s assets and liabilities measured at fair value on a recurring basis and non-recurring basis as of December 31, 2015.

($ in thousands)	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Counterparty and cash collateral netting	Balance as of December 31, 2015
Assets
Fixed income securities:
U.S. government and agencies	$14,146	$152,551	$—		$166,697
Municipal	—	694,285	32,286		726,571
Corporate - public	—	2,385,162	10,139		2,395,301
Corporate - privately placed	—	1,026,297	211,858		1,238,155
Foreign government	—	216,751	—		216,751
ABS - CDO	—	—	9,650		9,650
ABS - consumer and other	—	67,266	15,704		82,970
RMBS	—	57,709	—		57,709
CMBS	—	87,210	—		87,210
Redeemable preferred stock	—	10,189	—		10,189
Total fixed income securities	14,146	4,697,420	279,637		4,991,203
Equity securities	198,433	454	6,935		205,822
Short-term investments	22,749	85,530	—		108,279
Other investments: Free-standing derivatives	—	662	329	$(8)	983
Separate account assets	317,316	—	—		317,316
Other assets	—	—	82,774		82,774
Total recurring basis assets	552,644	4,784,066	369,675	(8)	5,706,377
Non-recurring basis (1)	—	—	477		477
Total assets at fair value	$552,644	$4,784,066	$370,152	$(8)	$5,706,854
% of total assets at fair value	9.7%	83.8%	6.5%	—%	100%

Liabilities
Contractholder funds: Derivatives embedded in life and annuity contracts	$—	$—	$(7,900)		$(7,900)
Other liabilities: Free-standing derivatives	—	(148)	—	$8	(140)
Total liabilities at fair value	$—	$(148)	$(7,900)	$8	$(8,040)
% of total liabilities at fair value	—%	1.8%	98.3%	(0.1)%	100%
_______________
(1) Includes $477 thousand of limited partnership interests written-down to fair value in connection with recognizing other-than-temporary impairments.
The following table summarizes quantitative information about the significant unobservable inputs used in Level 3 fair value measurements.

($ in thousands)	Fair value	Valuation technique	Unobservable input	Range	Weighted average
December 31, 2016
Other assets - Structured settlement annuity reinsurance agreement	$109,578	Stochastic cash flow model	Ultimate reinvestment spreads	130.7 - 218.4 basis points	169.6 basis points
December 31, 2015
Other assets - Structured settlement annuity reinsurance agreement	$82,774	Stochastic cash flow model	Ultimate reinvestment spreads	130.7 - 256.0 basis points	162.3 basis points
If the ultimate reinvestment spreads increased (decreased), it would result in a lower (higher) fair value.
As of December 31, 2016 and 2015, Level 3 fair value measurements of fixed income securities total $117.3 million and $279.6 million, respectively, and include $114.8 million and $258.7 million, respectively, of fixed income securities valued based on non-binding broker quotes where the inputs have not been corroborated to be market observable. The Company does not develop the unobservable inputs used in measuring fair value; therefore, these are not included in the table above. However, an increase (decrease) in credit spreads for fixed income securities valued based on non-binding broker quotes would result in a lower (higher) fair value.

25

The following table presents the rollforward of Level 3 assets and liabilities held at fair value on a recurring basis during the year ended December 31, 2016.

($ in thousands)		Total gains (losses) included in:
	Balance as of December 31, 2015	Net income (1)	OCI	Transfers into Level 3	Transfers out of Level 3
Assets
Fixed income securities:
Municipal	$32,286	$355	$(495)	$—	$—
Corporate - public	10,139	(2)	(14)	1,655	(7,479)
Corporate - privately placed	211,858	(4,074)	7,947	—	(131,723)
ABS - CDO	9,650	—	350	—	—
ABS - consumer and other	15,704	—	(901)	—	—
Total fixed income securities	279,637	(3,721)	6,887	1,655	(139,202)
Equity securities	6,935	(4,463)	1,001	—	—
Free-standing derivatives, net	329	(30)	—	—	—
Other assets	82,774	26,804	—	—	—
Total recurring Level 3 assets	$369,675	$18,590	$7,888	$1,655	$(139,202)
Liabilities
Contractholder funds: Derivatives embedded in life and annuity contracts	$(7,900)	$723	$—	$—	$—
Total recurring Level 3 liabilities	$(7,900)	$723	$—	$—	$—

	Purchases	Sales	Issues	Settlements	Balance as of December 31, 2016
Assets
Fixed income securities:
Municipal	$—	$(7,515)	$—	$(1,908)	$22,723
Corporate - public	—	—	—	(208)	4,091
Corporate - privately placed	697	—	—	(8,992)	75,713
ABS - CDO	—	—	—	(10,000)	—
ABS - consumer and other	—	—	—	—	14,803
Total fixed income securities	697	(7,515)	—	(21,108)	117,330
Equity securities	2,987	(540)	—	—	5,920
Free-standing derivatives, net	103	—	—	(91)	311
Other assets	—	—	—	—	109,578
Total recurring Level 3 assets	$3,787	$(8,055)	$—	$(21,199)	$233,139
Liabilities
Contractholder funds: Derivatives embedded in life and annuity contracts	$—	$—	$—	$—	$(7,177)
Total recurring Level 3 liabilities	$—	$—	$—	$—	$(7,177)
_______________
(1) The effect to net income totals $19.3 million and is reported in the Statements of Operations and Comprehensive Income as follows: $18.6 million in realized capital gains and losses, $44 thousand in net investment income, $(702) thousand in interest credited to contractholder funds and $1.4 million in contract benefits.

26

The following table presents the rollforward of Level 3 assets and liabilities held at fair value on a recurring basis during the year ended December 31, 2015.

($ in thousands)		Total gains (losses) included in:
	Balance as of December 31, 2014	Net income (1)	OCI	Transfers into Level 3	Transfers out of Level 3
Assets
Fixed income securities:
Municipal	$42,422	$336	$(1,309)	$—	$—
Corporate - public	16,035	—	(654)	—	(4,642)
Corporate - privately placed	236,530	7,611	(5,368)	—	(14,772)
ABS - CDO	9,525	—	125	—	—
ABS - consumer and other	15,820	—	(116)	—	—
Total fixed income securities	320,332	7,947	(7,322)	—	(19,414)
Equity securities	5,000	14	(565)	190	—
Free-standing derivatives, net	554	(178)	—	—	—
Other assets	84,561	(1,787)	—	—	—
Total recurring Level 3 assets	$410,447	$5,996	$(7,887)	$190	$(19,414)
Liabilities
Contractholder funds: Derivatives embedded in life and annuity contracts	$(7,391)	$(509)	$—	$—	$—
Total recurring Level 3 liabilities	$(7,391)	$(509)	$—	$—	$—

	Purchases	Sales	Issues	Settlements	Balance as of December 31, 2015
Assets
Fixed income securities:
Municipal	$—	$(7,256)	$—	$(1,907)	$32,286
Corporate - public	—	—	—	(600)	10,139
Corporate - privately placed	—	—	—	(12,143)	211,858
ABS - CDO	—	—	—	—	9,650
ABS - consumer and other	—	—	—	—	15,704
Total fixed income securities	—	(7,256)	—	(14,650)	279,637
Equity securities	2,569	(273)	—	—	6,935
Free-standing derivatives, net	62	—	—	(109)	329
Other assets	—	—	—	—	82,774
Total recurring Level 3 assets	$2,631	$(7,529)	$—	$(14,759)	$369,675
Liabilities
Contractholder funds: Derivatives embedded in life and annuity contracts	$—	$—	$—	$—	$(7,900)
Total recurring Level 3 liabilities	$—	$—	$—	$—	$(7,900)
_______________
(1) The effect to net income totals $5.5 million and is reported in the Statements of Operations and Comprehensive Income as follows: $(1.7) million in realized capital gains and losses, $7.7 million in net investment income, $283 thousand in interest credited to contractholder funds and $(792) thousand in contract benefits.

27

The following table presents the rollforward of Level 3 assets and liabilities held at fair value on a recurring basis during the year ended December 31, 2014.

($ in thousands)		Total gains (losses) included in:
	Balance as of December 31, 2013	Net income (1)	OCI	Transfers into Level 3	Transfers out of Level 3
Assets
Fixed income securities:
Municipal	$51,315	$(360)	$2,874	$—	$(4,940)
Corporate	259,428	7,257	(741)	40,734	(34,409)
ABS	24,799	—	546	—	—
Total fixed income securities	335,542	6,897	2,679	40,734	(39,349)
Equity securities	—	—	—	—	—
Free-standing derivatives, net	1,076	(533)	—	—	—
Other assets	27,826	56,735	—	—	—
Total recurring Level 3 assets	$364,444	$63,099	$2,679	$40,734	$(39,349)
Liabilities
Contractholder funds: Derivatives embedded in life and annuity contracts	$(9,197)	$1,806	$—	$—	$—
Total recurring Level 3 liabilities	$(9,197)	$1,806	$—	$—	$—

	Purchases	Sales	Issues	Settlements	Balance as of December 31, 2014
Assets
Fixed income securities:
Municipal	$—	$(4,559)	$—	$(1,908)	$42,422
Corporate	1,500	(7,396)	—	(13,808)	252,565
ABS	—	—	—	—	25,345
Total fixed income securities	1,500	(11,955)	—	(15,716)	320,332
Equity securities	5,000	—	—	—	5,000
Free-standing derivatives, net	73	—	—	(62)	554
Other assets	—	—	—	—	84,561
Total recurring Level 3 assets	$6,573	$(11,955)	$—	$(15,778)	$410,447
Liabilities
Contractholder funds: Derivatives embedded in life and annuity contracts	$—	$—	$—	$—	$(7,391)
Total recurring Level 3 liabilities	$—	$—	$—	$—	$(7,391)
________
(1) The effect to net income totals $64.9 million and is reported in the Statements of Operations and Comprehensive Income as follows: $55.9 million in realized capital gains and losses, $7.2 million in net investment income, $(151) thousand in interest credited to contractholder funds and $2.0 million in contract benefits.
Transfers between level categorizations may occur due to changes in the availability of market observable inputs, which generally are caused by changes in market conditions such as liquidity, trading volume or bid-ask spreads. Transfers between level categorizations may also occur due to changes in the valuation source. For example, in situations where a fair value quote is not provided by the Company’s independent third-party valuation service provider and as a result the price is stale or has been replaced with a broker quote whose inputs have not been corroborated to be market observable, the security is transferred into Level 3. Transfers in and out of level categorizations are reported as having occurred at the beginning of the quarter in which the transfer occurred. Therefore, for all transfers into Level 3, all realized and changes in unrealized gains and losses in the quarter of transfer are reflected in the Level 3 rollforward table.
There were no transfers between Level 1 and Level 2 during 2016, 2015 or 2014.
Transfers into Level 3 during 2016, 2015 and 2014 included situations where a fair value quote was not provided by the Company’s independent third-party valuation service provider and as a result the price was stale or had been replaced with a broker quote where the inputs had not been corroborated to be market observable resulting in the security being classified as Level 3. Transfers out of Level 3 during 2016, 2015 and 2014 included situations where a broker quote was used in the prior period and a fair value quote became available from the Company’s independent third-party valuation service provider in the current period. A quote utilizing the new pricing source was not available as of the prior period, and any gains or losses related to the change in valuation source for individual securities were not significant.

28

The following table provides the change in unrealized gains and losses included in net income for Level 3 assets and liabilities held as of December 31.

($ in thousands)	2016	2015	2014
Assets
Fixed income securities:
Municipal	$16	$71	$(395)
Corporate	(4,079)	7,611	7,099
Total fixed income securities	(4,063)	7,682	6,704
Free-standing derivatives, net	(30)	(178)	(533)
Other assets	26,804	(1,787)	56,735
Total recurring Level 3 assets	$22,711	$5,717	$62,906

Liabilities
Contractholder funds: Derivatives embedded in life and annuity contracts	$723	$(509)	$1,806
Total recurring Level 3 liabilities	$723	$(509)	$1,806
The amounts in the table above represent the change in unrealized gains and losses included in net income for the period of time that the asset or liability was determined to be in Level 3. These gains and losses total $23.4 million in 2016 and are reported as follows: $22.7 million in realized capital gains and losses, $14 thousand in net investment income, $(702) thousand in interest credited to contractholder funds and $1.4 million in contract benefits. These gains and losses total $5.2 million in 2015 and are reported as follows: $(2.0) million in realized capital gains and losses, $7.7 million in net investment income, $283 thousand in interest credited to contractholder funds and $(792) thousand in contract benefits. These gains and losses total $64.7 million in 2014 and are reported as follows: $55.7 million in realized capital gains and losses, $7.2 million in net investment income, $(151) thousand in interest credited to contractholder funds and $2.0 million in contract benefits.
Presented below are the carrying values and fair value estimates of financial instruments not carried at fair value.
Financial assets

($ in thousands)	December 31, 2016		December 31, 2015
	Carrying value	Fair value	Carrying value	Fair value
Mortgage loans	$614,380	$616,368	$614,814	$634,950
Cost method limited partnerships	72,477	77,122	64,490	72,142
The fair value of mortgage loans is based on discounted contractual cash flows or, if the loans are impaired due to credit reasons, the fair value of collateral less costs to sell. Risk adjusted discount rates are selected using current rates at which similar loans would be made to borrowers with similar characteristics, using similar types of properties as collateral. The fair value of cost method limited partnerships is determined using reported net asset values. The fair value measurements for mortgage loans and cost method limited partnerships are categorized as Level 3.
Financial liabilities

($ in thousands)	December 31, 2016		December 31, 2015
	Carrying value	Fair value	Carrying value	Fair value
Contractholder funds on investment contracts	$2,102,051	$2,220,926	$2,271,861	$2,355,015
Liability for collateral	60,931	60,931	99,668	99,668
The fair value of contractholder funds on investment contracts is based on the terms of the underlying contracts incorporating current market-based crediting rates for similar contracts that reflect the Company’s own credit risk. Deferred annuities classified in contractholder funds are valued based on discounted cash flow models that incorporate current market-based margins and reflect the Company’s own credit risk. Immediate annuities without life contingencies are valued based on discounted cash flow models that incorporate current market-based implied interest rates and reflect the Company’s own credit risk. The fair value measurement for contractholder funds on investment contracts is categorized as Level 3.
The liability for collateral is valued at carrying value due to its short-term nature. The fair value measurement for liability for collateral is categorized as Level 2.

29

7.	Derivative Financial Instruments and Off-balance sheet Financial Instruments
The Company uses derivatives for risk reduction focused on managing the risks with certain assets and liabilities arising from the potential adverse impacts from changes in risk-free interest rates, changes in equity market valuations and foreign currency fluctuations.
Asset-liability management is a risk management strategy that is principally employed to balance the respective interest-rate sensitivities of the Company’s assets and liabilities. Depending upon the attributes of the assets acquired and liabilities issued, derivative instruments such as interest rate caps are utilized to change the interest rate characteristics of existing assets and liabilities to ensure the relationship is maintained within specified ranges and to reduce exposure to rising or falling interest rates. Futures and options are used for hedging the equity exposure contained in the Company’s equity indexed life product contracts that offer equity returns to contractholders. Foreign currency forwards are primarily used by the Company to reduce the foreign currency risk associated with holding foreign currency denominated investments. The Company also has a reinsurance treaty that is recorded as a derivative instrument, under which it primarily cedes reinvestment related risk on its structured settlement annuities to ALIC.
The Company also has derivatives embedded in non-derivative host contracts that are required to be separated from the host contracts and accounted for at fair value with changes in fair value of embedded derivatives reported in net income. The Company’s primary embedded derivatives are guaranteed minimum accumulation and withdrawal benefits in reinsured variable annuity contracts, and equity options in life product contracts, which provide equity returns to contractholders.
The notional amounts specified in the contracts are used to calculate the exchange of contractual payments under the agreements and are generally not representative of the potential for gain or loss on these agreements.
Fair value, which is equal to the carrying value, is the estimated amount that the Company would receive or pay to terminate the derivative contracts at the reporting date. The carrying value amounts for OTC derivatives are further adjusted for the effects, if any, of enforceable master netting agreements and are presented on a net basis, by counterparty agreement, in the Statements of Financial Position. For certain exchange traded derivatives, margin deposits are required as well as daily cash settlements of margin accounts.  As of December 31, 2016, the Company pledged $60 thousand of cash in the form of margin deposits.
Non-hedge accounting is generally used for “portfolio” level hedging strategies where the terms of the individual hedged items do not meet the strict homogeneity requirements to permit the application of hedge accounting. For non-hedge derivatives, net income includes changes in fair value and accrued periodic settlements, when applicable. With the exception of non-hedge embedded derivatives, all of the Company’s derivatives are evaluated for their ongoing effectiveness as either accounting hedge or non-hedge derivative financial instruments on at least a quarterly basis.

30

The following table provides a summary of the volume and fair value positions of derivative instruments as well as their reporting location in the Statement of Financial Position as of December 31, 2016. None of these derivatives are designated as accounting hedging instruments.

($ in thousands, except number of contracts)		Volume (1)
	Balance sheet location	Notional amount	Number of contracts	Fair value, net	Gross asset	Gross liability
Asset derivatives
Interest rate contracts
Interest rate cap agreements	Other investments	$18,800	n/a	$311	$311	$—
Equity and index contracts
Options	Other investments	—	92	1,846	1,846	—
Foreign currency contracts
Foreign currency forwards	Other investments	15,504	n/a	423	568	(145)
Other contracts
Structured settlement annuity reinsurance agreement	Other assets	—	n/a	109,578	109,578	—
Total asset derivatives		$34,304	92	$112,158	$112,303	$(145)

Liability derivatives
Equity and index contracts
Options and futures	Other liabilities & accrued expenses	$—	94	$(760)	$—	$(760)
Embedded derivative financial instruments
Guaranteed accumulation benefits	Contractholder funds	66,584	n/a	(5,710)	—	(5,710)
Guaranteed withdrawal benefits	Contractholder funds	19,083	n/a	(302)	—	(302)
Equity-indexed options in life product contracts	Contractholder funds	21,995	n/a	(1,165)	—	(1,165)
Total liability derivatives		107,662	94	(7,937)	$—	$(7,937)

Total derivatives		$141,966	186	$104,221
_________________

(1)
Volume for OTC derivative contracts is represented by their notional amounts. Volume for exchange traded derivatives is represented by the number of contracts, which is the basis on which they are traded. (n/a = not applicable)

31

The following table provides a summary of the volume and fair value positions of derivative instruments as well as their reporting location in the Statement of Financial Position as of December 31, 2015. None of these derivatives are designated as accounting hedging instruments.

($ in thousands, except number of contracts)		Volume (1)
	Balance sheet location	Notional amount	Number of contracts	Fair value, net	Gross asset	Gross liability
Asset derivatives
Interest rate contracts
Interest rate cap agreements	Other investments	$22,100	n/a	$329	$329	$—
Equity and index contracts
Options	Other investments	—	77	592	592	—
Foreign currency contracts
Foreign currency forwards	Other investments	5,130	n/a	62	70	(8)
Other contracts
Structured settlement annuity reinsurance agreement	Other assets	—	n/a	82,774	82,774	—
Total asset derivatives		$27,230	77	$83,757	$83,765	$(8)

Liability derivatives
Equity and index contracts
Options	Other liabilities & accrued expenses	$—	77	$(140)	$—	$(140)
Embedded derivative financial instruments
Guaranteed accumulation benefits	Contractholder funds	87,221	n/a	(6,769)	—	(6,769)
Guaranteed withdrawal benefits	Contractholder funds	20,774	n/a	(668)	—	(668)
Equity-indexed options in life product contracts	Contractholder funds	17,379	n/a	(463)	—	(463)
Total liability derivatives		125,374	77	(8,040)	$—	$(8,040)

Total derivatives		$152,604	154	$75,717
_________________

(1)
Volume for OTC derivative contracts is represented by their notional amounts. Volume for exchange traded derivatives is represented by the number of contracts, which is the basis on which they are traded. (n/a = not applicable)

The following table provides gross and net amounts for the Company’s OTC derivatives, all of which are subject to enforceable master netting agreements.

($ in thousands)		Offsets
	Gross amount	Counter- party netting	Cash collateral (received) pledged	Net amount on balance sheet	Securities collateral (received) pledged	Net amount
December 31, 2016
Asset derivatives	$879	$(145)	$—	$734	$—	$734
Liability derivatives	(145)	145	—	—	—	—

December 31, 2015
Asset derivatives	$399	$(8)	$—	$391	$—	$391
Liability derivatives	(8)	8	—	—	—	—

32

The following tables present gains and losses from valuation and settlements reported on derivatives not designated as accounting hedging instruments in the Statements of Operations and Comprehensive Income.

($ in thousands)	Realized capital gains and losses	Contract benefits	Interest credited to contractholder funds	Total gain (loss) recognized in net income on derivatives
2016
Interest rate contracts	$(30)	$—	$—	$(30)
Equity and index contracts	—	—	405	405
Embedded derivative financial instruments	—	1,425	(702)	723
Foreign currency contracts	431	—	—	431
Other contracts - structured settlement annuity reinsurance agreement	23,380	—	—	23,380
Total	$23,781	$1,425	$(297)	$24,909

2015
Interest rate contracts	$(178)	$—	$—	$(178)
Equity and index contracts	—	—	(155)	(155)
Embedded derivative financial instruments	—	(792)	283	(509)
Foreign currency contracts	427	—	—	427
Other contracts - structured settlement annuity reinsurance agreement	(5,172)	—	—	(5,172)
Total	$(4,923)	$(792)	$128	$(5,587)

2014
Interest rate contracts	$(533)	$—	$—	$(533)
Embedded derivative financial instruments	—	1,957	(151)	1,806
Foreign currency contracts	(48)	—	—	(48)
Other contracts - structured settlement annuity reinsurance agreement	53,305	—	—	53,305
Total	$52,724	$1,957	$(151)	$54,530
The Company manages its exposure to credit risk by utilizing highly rated counterparties, establishing risk control limits, executing legally enforceable master netting agreements (“MNAs”) and obtaining collateral where appropriate. The Company uses MNAs for OTC derivative transactions that permit either party to net payments due for transactions and collateral is either pledged or obtained when certain predetermined exposure limits are exceeded. As of December 31, 2016, the Company did not have any collateral pledged to or from counterparties. The Company has not incurred any losses on derivative financial instruments due to counterparty nonperformance. Other derivatives, including futures and option contracts, are traded on organized exchanges which require margin deposits and guarantee the execution of trades, thereby mitigating any potential credit risk.
Counterparty credit exposure represents the Company’s potential loss if all of the counterparties concurrently fail to perform under the contractual terms of the contracts and all collateral, if any, becomes worthless. This exposure is measured by the fair value of OTC derivative contracts with a positive fair value at the reporting date reduced by the effect, if any, of legally enforceable master netting agreements.
The following table summarizes the counterparty credit exposure as of December 31 by counterparty credit rating as it relates to the Company’s OTC derivatives.

($ in thousands)	2016				2015
Rating (1)	Number of counter-parties	Notional amount (2)	Credit exposure (2)	Exposure, net of collateral (2)	Number of counter-parties	Notional amount (2)	Credit exposure (2)	Exposure, net of collateral (2)
A+	4	$34,304	$734	$734	1	$11,800	$197	$197
A	—	—	—	—	3	9,765	125	125
BBB+	—	—	—	—	2	5,665	69	69
Total	4	$34,304	$734	$734	6	$27,230	$391	$391
_________________

(1)	Rating is the lower of S&P or Moody’s ratings.

(2)	Only OTC derivatives with a net positive fair value are included for each counterparty.

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Market risk is the risk that the Company will incur losses due to adverse changes in market rates and prices. Market risk exists for all of the derivative financial instruments the Company currently holds, as these instruments may become less valuable due to adverse changes in market conditions. To limit this risk, the Company’s senior management has established risk control limits. In addition, changes in fair value of the derivative financial instruments that the Company uses for risk management purposes are generally offset by the change in the fair value or cash flows of the hedged risk component of the related assets, liabilities or forecasted transactions.
Certain of the Company’s derivative instruments contain credit-risk-contingent termination events, cross-default provisions and credit support annex agreements. Credit-risk-contingent termination events allow the counterparties to terminate the derivative agreement or a specific trade on certain dates if the Company’s financial strength credit ratings by Moody’s or S&P fall below a certain level. Credit-risk-contingent cross-default provisions allow the counterparties to terminate the derivative agreement if the Company defaults by pre-determined threshold amounts on certain debt instruments. Credit-risk-contingent credit support annex agreements specify the amount of collateral the Company must post to counterparties based on the Company’s financial strength credit ratings by Moody’s or S&P, or in the event the Company is no longer rated by either Moody’s or S&P. The Company had no derivative instruments with termination, cross-default or collateral credit-risk-contingent features that were in a liability position as of December 31, 2016 or 2015.
Off-balance sheet financial instruments
The contractual amounts of off-balance-sheet financial instruments relating to commitments to invest in limited partnership interests totaled $178.9 million and $193.1 million as of December 31, 2016 and 2015, respectively. The contractual amounts of off-balance-sheet financial instruments relating to private placement commitments totaled $75 thousand as of December 31, 2016. The contractual amounts represent the amount at risk if the contract is fully drawn upon, the counterparty defaults and the value of any underlying security becomes worthless. Unless noted otherwise, the Company does not require collateral or other security to support off-balance sheet financial instruments with credit risk.
Commitments to invest in limited partnership interests represent agreements to acquire new or additional participation in certain limited partnership investments. The Company enters into these agreements in the normal course of business. Because the investments in limited partnerships are not actively traded, it is not practical to estimate the fair value of these commitments.
Private placement commitments represent commitments to purchase private placement private equity securities at a specified future date. The Company enters into these agreements in the normal course of business. The fair value of these commitments generally cannot be estimated on the date the commitment is made as the terms and conditions of the underlying private placement securities are not yet final. Because the private equity securities are not actively traded, it is not practical to estimate fair value of the commitments.
8. Reserve for Life-Contingent Contract Benefits and Contractholder Funds
As of December 31, the reserve for life-contingent contract benefits consists of the following:

($ in thousands)	2016	2015
Immediate fixed annuities:
Structured settlement annuities	$1,838,458	$1,807,651
Other immediate fixed annuities	61,645	59,389
Traditional life insurance	226,909	215,216
Accident and health insurance	12,160	11,207
Other	1,716	1,853
Total reserve for life-contingent contract benefits	$2,140,888	$2,095,316

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The following table highlights the key assumptions generally used in calculating the reserve for life-contingent contract benefits.

Product	Mortality	Interest rate	Estimation method
Structured settlement annuities	U.S. population with projected calendar year improvements; mortality rates adjusted for each impaired life based on reduction in life expectancy	Interest rate assumptions range from 3.3% to 9.0%	Present value of contractually specified future benefits
Other immediate fixed annuities	1983 individual annuity mortality table; Annuity 2000 mortality table with internal modifications; Annuity 2000 mortality table	Interest rate assumptions range from 0% to 11.5%	Present value of expected future benefits based on historical experience
Traditional life insurance	Actual company experience plus loading	Interest rate assumptions range from 3.0% to 8.0%	Net level premium reserve method using the Company’s withdrawal experience rates; includes reserves for unpaid claims
Accident and health insurance	Actual company experience plus loading	Interest rate assumptions range from 3.5% to 6.0%	Unearned premium; additional contract reserves for mortality risk and unpaid claims
Other: Variable annuity guaranteed minimum death benefits (1)	Annuity 2012 mortality table with internal modifications	Interest rate assumptions range from 2.0% to 5.8%	Projected benefit ratio applied to cumulative assessments
______________________

(1)
In 2006, the Company disposed of its variable annuity business through a reinsurance agreement with The Prudential Insurance Company of America, a subsidiary of Prudential Financial, Inc. (collectively “Prudential”).

To the extent that unrealized gains on fixed income securities would result in a premium deficiency had those gains actually been realized, a premium deficiency reserve is recorded for certain immediate annuities with life contingencies. A liability of $56.4 million and $44.4 million is included in the reserve for life-contingent contract benefits with respect to this deficiency as of December 31, 2016 and 2015, respectively. The offset to this liability is recorded as a reduction of the unrealized net capital gains included in accumulated other comprehensive income.
As of December 31, contractholder funds consist of the following:

($ in thousands)	2016	2015
Interest-sensitive life insurance	$728,841	$724,317
Investment contracts:
Fixed annuities	2,261,237	2,434,757
Other investment contracts	28,655	26,813
Total contractholder funds	$3,018,733	$3,185,887

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The following table highlights the key contract provisions relating to contractholder funds:

Product	Interest rate	Withdrawal/surrender charges
Interest-sensitive life insurance	Interest rates credited range from 0% to 10.5% for equity-indexed life (whose returns are indexed to the S&P 500) and 2.7% to 5.1% for all other products	Either a percentage of account balance or dollar amount grading off generally over 20 years
Fixed annuities	Interest rates credited range from 0% to 9.0% for immediate annuities and 1.0% to 5.0% for other fixed annuities
Either a declining or a level percentage charge generally over ten years or less. Additionally, approximately 12.4% of fixed annuities are subject to market value adjustment for discretionary withdrawals

Other investment contracts: Guaranteed minimum income, accumulation and withdrawal benefits on variable annuities (1) and secondary guarantees on interest-sensitive life insurance and fixed annuities	Interest rates used in establishing reserves range from 1.7% to 10.3%	Withdrawal and surrender charges are based on the terms of the related interest-sensitive life insurance or fixed annuity contract
_______________________

(1)	In 2006, the Company disposed of its variable annuity business through a reinsurance agreement with Prudential.
Contractholder funds activity for the years ended December 31 is as follows:

($ in thousands)	2016	2015	2014
Balance, beginning of year	$3,185,887	$3,402,594	$3,670,557
Deposits	105,671	103,041	105,626
Interest credited	102,805	108,730	118,957
Benefits	(122,109)	(137,834)	(145,889)
Surrenders and partial withdrawals	(172,856)	(211,171)	(279,835)
Contract charges	(73,866)	(72,575)	(71,332)
Net transfers from separate accounts	133	252	143
Other adjustments	(6,932)	(7,150)	4,367
Balance, end of year	$3,018,733	$3,185,887	$3,402,594
The Company offered various guarantees to variable annuity contractholders. In 2006, the Company disposed of its variable annuity business through a reinsurance agreement with Prudential. Liabilities for variable contract guarantees related to death benefits are included in the reserve for life-contingent contract benefits and the liabilities related to the income, withdrawal and accumulation benefits are included in contractholder funds. All liabilities for variable contract guarantees are reported on a gross basis on the balance sheet with a corresponding reinsurance recoverable asset.
Absent any contract provision wherein the Company guarantees either a minimum return or account value upon death, a specified contract anniversary date, partial withdrawal or annuitization, variable annuity and variable life insurance contractholders bear the investment risk that the separate accounts’ funds may not meet their stated investment objectives. The account balances of variable annuities contracts’ separate accounts with guarantees included $233.8 million and $264.5 million of equity, fixed income and balanced mutual funds and $39.8 million and $36.8 million of money market mutual funds as of December 31, 2016 and 2015, respectively.

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The table below presents information regarding the Company’s variable annuity contracts with guarantees. The Company’s variable annuity contracts may offer more than one type of guarantee in each contract; therefore, the sum of amounts listed exceeds the total account balances of variable annuity contracts’ separate accounts with guarantees.

($ in millions)	December 31,
	2016	2015
In the event of death
Separate account value	$273.6	$301.3
Net amount at risk (1)	$8.5	$15.3
Average attained age of contractholders	66 years	66 years
At annuitization (includes income benefit guarantees)
Separate account value	$19.8	$22.9
Net amount at risk (2)	$2.5	$2.5
Weighted average waiting period until annuitization options available	None	None
For cumulative periodic withdrawals
Separate account value	$18.6	$19.6
Net amount at risk (3)	$0.4	$0.3
Accumulation at specified dates
Separate account value	$65.3	$83.4
Net amount at risk (4)	$1.4	$2.4
Weighted average waiting period until guarantee date	2 years	3 years
________________________

(1)	Defined as the estimated current guaranteed minimum death benefit in excess of the current account balance as of the balance sheet date.

(2)	Defined as the estimated present value of the guaranteed minimum annuity payments in excess of the current account balance.

(3)	Defined as the estimated current guaranteed minimum withdrawal balance (initial deposit) in excess of the current account balance as of the balance sheet date.

(4)	Defined as the estimated present value of the guaranteed minimum accumulation balance in excess of the current account balance.
The liability for death and income benefit guarantees is equal to a benefit ratio multiplied by the cumulative contract charges earned, plus accrued interest less contract excess guarantee benefit payments. The benefit ratio is calculated as the estimated present value of all expected contract excess guarantee benefits divided by the present value of all expected contract charges. The establishment of reserves for these guarantees requires the projection of future fund values, mortality, persistency and customer benefit utilization rates. These assumptions are periodically reviewed and updated. For guarantees related to death benefits, benefits represent the projected excess guaranteed minimum death benefit payments. For guarantees related to income benefits, benefits represent the present value of the minimum guaranteed annuitization benefits in excess of the projected account balance at the time of annuitization.
Projected benefits and contract charges used in determining the liability for certain guarantees are developed using models and stochastic scenarios that are also used in the development of estimated expected gross profits. Underlying assumptions for the liability related to income benefits include assumed future annuitization elections based on factors such as the extent of benefit to the potential annuitant, eligibility conditions and the annuitant’s attained age. The liability for guarantees is re-evaluated periodically, and adjustments are made to the liability balance through a charge or credit to contract benefits.
Guarantees related to withdrawal and accumulation benefits are considered to be derivative financial instruments; therefore, the liability for these benefits is established based on its fair value.

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The following table summarizes the liabilities for guarantees:

($ in thousands)	Liability for guarantees related to death benefits and interest-sensitive life products	Liability for guarantees related to income benefits	Liability for guarantees related to accumulation and withdrawal benefits	Total
Balance, December 31, 2015 (1)	$19,532	$1,579	$7,437	$28,548
Less reinsurance recoverables	1,735	1,575	7,437	10,747
Net balance as of December 31, 2015	17,797	4	—	17,801
Incurred guarantee benefits	3,885	1	—	3,886
Paid guarantee benefits	—	—	—	—
Net change	3,885	1	—	3,886
Net balance as of December 31, 2016	21,682	5	—	21,687
Plus reinsurance recoverables	1,574	956	6,012	8,542
Balance, December 31, 2016 (2)	$23,256	$961	$6,012	$30,229

Balance, December 31, 2014 (3)	$16,853	$2,175	$6,645	$25,673
Less reinsurance recoverables	1,725	2,171	6,645	10,541
Net balance as of December 31, 2014	15,128	4	—	15,132
Incurred guarantee benefits	2,669	—	—	2,669
Paid guarantee benefits	—	—	—	—
Net change	2,669	—	—	2,669
Net balance as of December 31, 2015	17,797	4	—	17,801
Plus reinsurance recoverables	1,735	1,575	7,437	10,747
Balance, December 31, 2015 (1)	$19,532	$1,579	$7,437	$28,548
_______________
(1) Included in the total liability balance as of December 31, 2015 are reserves for variable annuity death benefits of $1.7 million, variable annuity income benefits of $1.6 million, variable annuity accumulation benefits of $6.8 million, variable annuity withdrawal benefits of $0.7 million and other guarantees of $17.8 million.
(2) Included in the total liability balance as of December 31, 2016 are reserves for variable annuity death benefits of $1.6 million, variable annuity income benefits of $0.9 million, variable annuity accumulation benefits of $5.7 million, variable annuity withdrawal benefits of $0.3 million and other guarantees of $21.7 million.
(3) Included in the total liability balance as of December 31, 2014 are reserves for variable annuity death benefits of $1.7 million, variable annuity income benefits of $2.2 million, variable annuity accumulation benefits of $6.0 million, variable annuity withdrawal benefits of $0.7 million and other guarantees of $15.1 million.
9. Reinsurance
The Company reinsures certain of its risks to unaffiliated reinsurers and ALIC under yearly renewable term, coinsurance and modified coinsurance agreements. These agreements result in a passing of the agreed-upon percentage of risk to the reinsurer in exchange for negotiated reinsurance premium payments. Modified coinsurance is similar to coinsurance, except that the cash and investments that support the liability for contract benefits are not transferred to the assuming company and settlements are made on a net basis between the companies.
As of December 31, 2016 and 2015, for certain term life insurance policies, the Company ceded up to 90% of the mortality risk depending on the year of policy issuance. Further, the Company cedes the mortality risk associated with coverage in excess of $2 million per life to ALIC. Prior to July 1, 2013, the Company ceded mortality risk in excess of $250 thousand per life to ALIC.
In addition, the Company has used reinsurance to effect the disposition of certain blocks of business. The Company had reinsurance recoverables of $179.9 million and $185.4 million as of December 31, 2016 and 2015, respectively, due from Prudential related to the disposal of its variable annuity business that was effected through reinsurance agreements. In 2016, premiums and contract charges of $5.8 million, contract benefits of $(0.4) million, interest credited to contractholder funds of $4.8 million, and operating costs and expenses of $1.1 million were ceded to Prudential. In 2015, premiums and contract charges of $7.1 million, contract benefits of $1.4 million, interest credited to contractholder funds of $4.5 million, and operating costs and expenses of $1.1 million were ceded to Prudential. In 2014, premiums and contract charges of $8.2 million, contract benefits of $1.4 million, interest credited to contractholder funds of $5.2 million, and operating costs and expenses of $1.3 million were ceded to Prudential. In addition, as of December 31, 2016 and 2015 the Company had reinsurance recoverables of $162 thousand and $114 thousand, respectively, due from a subsidiary of Citigroup (Triton Insurance Company) in connection with the disposition of the direct response distribution business in 2003.
As of December 31, 2016, the gross life insurance in force was $41.53 billion of which $544.1 million and $8.76 billion was ceded to affiliated and unaffiliated reinsurers, respectively.

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The effects of reinsurance on premiums and contract charges for the years ended December 31 are as follows:

($ in thousands)	2016	2015	2014
Direct	$163,745	$158,836	$155,439
Assumed - non-affiliate	652	741	830
Ceded
Affiliate	(1,607)	(1,379)	(2,238)
Non-affiliate	(18,200)	(20,032)	(21,515)
Premiums and contract charges, net of reinsurance	$144,590	$138,166	$132,516
The effects of reinsurance on contract benefits for the years ended December 31 are as follows:

($ in thousands)	2016	2015	2014
Direct	$219,527	$226,424	$227,796
Assumed - non-affiliate	900	1,088	381
Ceded
Affiliate	1,331	(7,998)	(8,363)
Non-affiliate	(13,355)	(15,920)	(6,535)
Contract benefits, net of reinsurance	$208,403	$203,594	$213,279
The effects of reinsurance on interest credited to contractholder funds for the years ended December 31 are as follows:

($ in thousands)	2016	2015	2014
Direct	$107,522	$113,166	$123,747
Assumed - non-affiliate	9	16	15
Ceded
Non-affiliate	(4,770)	(4,545)	(5,158)
Interest credited to contractholder funds, net of reinsurance	$102,761	$108,637	$118,604
In addition to amounts included in the table above are reinsurance premiums ceded to ALIC of $3.4 million in each of 2016, 2015 and 2014 under the terms of the structured settlement annuity reinsurance agreement (see Note 4).
10. Deferred Policy Acquisition and Sales Inducement Costs
Deferred policy acquisition costs for the years ended December 31 are as follows:

($ in thousands)	2016	2015	2014
Balance, beginning of year	$141,189	$135,282	$129,836
Acquisition costs deferred	16,939	15,611	17,240
Amortization charged to income	(16,127)	(16,603)	(13,213)
Effect of unrealized gains and losses	(4,643)	6,899	1,419
Balance, end of year	$137,358	$141,189	$135,282
DSI activity, which primarily relates to fixed annuities and interest-sensitive life contracts, for the years ended December 31 was as follows:

($ in thousands)	2016	2015	2014
Balance, beginning of year	$2,349	$2,059	$1,737
Sales inducements deferred	170	285	242
Amortization charged to income	(126)	(192)	112
Effect of unrealized gains and losses	(128)	197	(32)
Balance, end of year	$2,265	$2,349	$2,059
11. Guarantees and Contingent Liabilities
Guaranty funds
Under state insurance guaranty fund laws, insurers doing business in a state can be assessed, up to prescribed limits, for certain obligations of insolvent insurance companies to policyholders and claimants. Amounts assessed to each company are typically related to its proportion of business written in each state. The Company’s policy is to accrue assessments when the entity for which the insolvency relates has met its state of domicile’s statutory definition of insolvency and the amount of the loss is reasonably estimable. In most states, the definition is met with a declaration of financial insolvency by a court of competent jurisdiction. In certain states there must also be a final order of liquidation. As of December 31, 2016 and 2015, the liability balance included in

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other liabilities and accrued expenses was $724 thousand and $750 thousand, respectively. The related premium tax offsets included in other assets were $3.6 million as of both December 31, 2016 and 2015.
Guarantees
In the normal course of business, the Company provides standard indemnifications to contractual counterparties in connection with numerous transactions, including acquisitions and divestitures. The types of indemnifications typically provided include indemnifications for breaches of representations and warranties, taxes and certain other liabilities, such as third party lawsuits. The indemnification clauses are often standard contractual terms and are entered into in the normal course of business based on an assessment that the risk of loss would be remote. The terms of the indemnifications vary in duration and nature. In many cases, the maximum obligation is not explicitly stated and the contingencies triggering the obligation to indemnify have not occurred and are not expected to occur. Consequently, the maximum amount of the obligation under such indemnifications is not determinable. Historically, the Company has not made any material payments pursuant to these obligations.
Related to the disposal through reinsurance of the Company’s variable annuity business to Prudential in 2006, the Company, ALIC and the Corporation have agreed to indemnify Prudential for certain pre-closing contingent liabilities (including extra-contractual liabilities of the Company and liabilities specifically excluded from the transaction) that the Company and ALIC have agreed to retain. In addition, the Company, ALIC and the Corporation will each indemnify Prudential for certain post-closing liabilities that may arise from the acts of the Company and ALIC and their agents, including certain liabilities arising from the Company’s and ALIC’s provision of transition services. The reinsurance agreements contain no limitations or indemnifications with regard to insurance risk transfer, and transferred all of the future risks and responsibilities for performance on the underlying variable annuity contracts to Prudential, including those related to benefit guarantees. Management does not believe this agreement will have a material effect on results of operations, cash flows or financial position of the Company.
The aggregate liability balance related to all guarantees was not material as of December 31, 2016.
Regulation and Compliance
The Company is subject to extensive laws, regulations and regulatory actions. From time to time, regulatory authorities or legislative bodies seek to impose additional regulations regarding agent and broker compensation, regulate the nature of and amount of investments, impose fines and penalties for unintended errors or mistakes, and otherwise expand overall regulation of insurance products and the insurance industry. In addition, the Company is subject to laws and regulations administered and enforced by federal agencies and other organizations, including but not limited to the Securities and Exchange Commission, the Financial Industry Regulatory Authority, the Department of Labor, and the U.S. Department of Justice. The Company has established procedures and policies to facilitate compliance with laws and regulations, to foster prudent business operations, and to support financial reporting. The Company routinely reviews its practices to validate compliance with laws and regulations and with internal procedures and policies. As a result of these reviews, from time to time the Company may decide to modify some of its procedures and policies. Such modifications, and the reviews that led to them, may be accompanied by payments being made and costs being incurred. The ultimate changes and eventual effects of these actions on the Company’s business, if any, are uncertain.
12. Income Taxes
The Company joins with the Corporation and its other subsidiaries (the “Allstate Group”) in the filing of a consolidated federal income tax return and is party to a federal income tax allocation agreement (the “Allstate Tax Sharing Agreement”). Under the Allstate Tax Sharing Agreement, the Company pays to or receives from the Corporation the amount, if any, by which the Allstate Group’s federal income tax liability is affected by virtue of inclusion of the Company in the consolidated federal income tax return. Effectively, this results in the Company’s annual income tax provision being computed, with adjustments, as if the Company filed a separate return.
The Internal Revenue Service (“IRS”) is currently examining the Allstate Group’s 2013 and 2014 federal income tax returns.  The Allstate Group’s tax years prior to 2013 have been examined by the IRS and the statute of limitations has expired on those years.  Any adjustments that may result from IRS examinations of the Allstate Group’s tax returns are not expected to have a material effect on the results of operations, cash flows or financial position of the Company.
The Company had no liability for unrecognized tax benefits as of December 31, 2016, 2015 or 2014, and believes it is reasonably possible that the liability balance will not significantly increase within the next twelve months. No amounts have been accrued for interest or penalties.

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The components of the deferred income tax assets and liabilities as of December 31 are as follows:

($ in thousands)	2016	2015
Deferred assets
Unrealized foreign currency translation adjustments	$378	$991
Accrued liabilities	41	41
Other assets	55	8
Total deferred assets	474	1,040
Deferred liabilities
Unrealized net capital gains	(98,184)	(84,963)
Difference in tax bases of investments	(77,505)	(63,767)
Life and annuity reserves	(40,491)	(36,021)
DAC	(29,807)	(29,090)
Other liabilities	(2,139)	(2,703)
Total deferred liabilities	(248,126)	(216,544)
Net deferred liability	$(247,652)	$(215,504)
Although realization is not assured, management believes it is more likely than not that the deferred tax assets will be realized based on the Company’s assessment that the deductions ultimately recognized for tax purposes will be fully utilized.
The components of income tax expense for the years ended December 31 are as follows:

($ in thousands)	2016	2015	2014
Current	$9,694	$31,062	$38,729
Deferred	18,314	9,915	30,260
Total income tax expense	$28,008	$40,977	$68,989
The Company paid income taxes of $9.6 million, $53.3 million and $21.1 million in 2016, 2015 and 2014, respectively.
A reconciliation of the statutory federal income tax rate to the effective income tax rate on income from operations for the years ended December 31 is as follows:

	2016	2015	2014
Statutory federal income tax rate	35.0%	35.0%	35.0%
State income taxes	1.2	1.5	0.8
Other	(0.9)	(0.7)	(0.4)
Effective income tax rate	35.3%	35.8%	35.4%
13. Statutory Financial Information and Dividend Limitations
The Company prepares its statutory-basis financial statements in conformity with accounting practices prescribed or permitted by the State of New York. Prescribed statutory accounting practices include a variety of publications of the National Association of Insurance (“NAIC”), as well as state laws, regulations and general administrative rules. Permitted statutory accounting practices encompass all accounting practices not so prescribed.
The State of New York requires insurance companies domiciled in its state to prepare statutory-basis financial statements in conformity with the NAIC Accounting Practices and Procedures Manual, subject to any deviations prescribed or permitted by the State of New York Insurance Superintendent. Statutory accounting practices differ from GAAP primarily since they require charging policy acquisition and certain sales inducement costs to expense as incurred, establishing life insurance reserves based on different actuarial assumptions, and valuing certain investments and establishing deferred taxes on a different basis.
Statutory net (loss) income was $(12.6) million, $(63.9) million and $31.3 million in 2016, 2015 and 2014, respectively. Statutory capital and surplus was $520.1 million and $507.6 million as of December 31, 2016 and 2015, respectively.
Dividend Limitations
The ability of the Company to pay dividends is dependent on business conditions, income, cash requirements and other relevant factors. The payment of shareholder dividends by the Company without the prior approval of the New York Department of Financial Services (“NYDFS”) is limited to formula amounts based on capital and surplus and net gain from operations excluding realized capital gains and losses, determined in conformity with statutory accounting practices, as well as the timing and amount of dividends paid in the preceding twelve months. The Company did not pay any dividends in 2016. The maximum amount of dividends the Company will be able to pay without prior NYDFS approval at a given point in time during 2017 is $52.0 million. Any dividend must be paid out of unassigned surplus excluding unrealized appreciation from investments, which totaled $316.2 million as of December 31, 2016, and cannot result in capital and surplus being less than the minimum amount required by law.

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Under state insurance laws, insurance companies are required to maintain paid up capital of not less than the minimum capital requirement applicable to the types of insurance they are authorized to write. Insurance companies are also subject to risk-based capital (“RBC”) requirements adopted by state insurance regulators. A company’s “authorized control level RBC” is calculated using various factors applied to certain financial balances and activity. Companies that do not maintain adjusted statutory capital and surplus at a level in excess of the company action level RBC, which is two times authorized control level RBC, are required to take specified actions. Company action level RBC is significantly in excess of the minimum capital requirements. Total adjusted statutory capital and surplus and authorized control level RBC of the Company were $628.3 million and $72.3 million, respectively, as of December 31, 2016.
14. Benefit Plans
Pension and other postretirement plans
Defined benefit pension plans, sponsored by the Corporation, cover most full-time employees, certain part-time employees and employee-agents. Benefits under the pension plans are based upon the employee’s length of service and eligible annual compensation. The cost allocated to the Company for the pension plans was $1.0 million, $804 thousand and $832 thousand in 2016, 2015 and 2014, respectively.
The Corporation has reserved the right to modify or terminate its benefit plans at any time and for any reason.
Allstate 401(k) Savings Plan
Employees of AIC are eligible to become members of the Allstate 401(k) Savings Plan (“Allstate Plan”). The Corporation’s contributions are based on the Corporation’s matching obligation and certain performance measures. The cost allocated to the Company for the Allstate Plan was $842 thousand, $811 thousand and $998 thousand in 2016, 2015 and 2014, respectively.
15. Other Comprehensive Income
The components of other comprehensive income (loss) on a pre-tax and after-tax basis for the years ended December 31 are as follows:

($ in thousands)	2016			2015			2014
	Pre- tax	Tax	After- tax	Pre- tax	Tax	After- tax	Pre- tax	Tax	After- tax
Unrealized net holding gains arising during the period, net of related offsets	$15,344	$(5,370)	$9,974	$13,084	$(4,580)	$8,504	$92,340	$(32,319)	$60,021
Less: reclassification adjustment of realized capital gains and losses	(22,431)	7,851	(14,580)	32,308	(11,308)	21,000	64,197	(22,469)	41,728
Unrealized net capital gains and losses	37,775	(13,221)	24,554	(19,224)	6,728	(12,496)	28,143	(9,850)	18,293
Unrealized foreign currency translation adjustments	1,751	(613)	1,138	(1,803)	631	(1,172)	(1,436)	502	(934)
Other comprehensive income (loss)	$39,526	$(13,834)	$25,692	$(21,027)	$7,359	$(13,668)	$26,707	$(9,348)	$17,359

42

ALLSTATE LIFE INSURANCE COMPANY OF NEW YORK
SCHEDULE I - SUMMARY OF INVESTMENTS
OTHER THAN INVESTMENTS IN RELATED PARTIES
DECEMBER 31, 2016

($ in thousands)	Cost/ amortized cost	Fair value	Amount at which shown in the Balance Sheet
Type of investment
Fixed maturities:
Bonds:
United States government, government agencies and authorities	$123,994	$141,564	$141,564
States, municipalities and political subdivisions	612,222	712,143	712,143
Foreign governments	173,343	192,854	192,854
Public utilities	633,710	697,694	697,694
All other corporate bonds	2,883,928	3,020,529	3,020,529
Asset-backed securities	48,274	48,080	48,080
Residential mortgage-backed securities	33,888	35,611	35,611
Commercial mortgage-backed securities	15,988	13,796	13,796
Redeemable preferred stocks	8,810	9,903	9,903
Total fixed maturities	4,534,157	$4,872,174	4,872,174

Equity securities:
Common stocks:
Public utilities	5,287	$5,184	5,184
Banks, trusts and insurance companies	28,670	30,859	30,859
Industrial, miscellaneous and all other	173,018	180,346	180,346
Nonredeemable preferred stocks	1,660	1,689	1,689
Total equity securities	208,635	$218,078	218,078

Mortgage loans on real estate (none acquired in satisfaction of debt)	614,380	$616,368	614,380
Policy loans	40,289		40,289
Derivative instruments	2,580	$2,580	2,580
Limited partnership interests	330,303		330,303
Short-term investments	92,699	$92,698	92,698
Total investments	$5,823,043		$6,170,502

43

ALLSTATE LIFE INSURANCE COMPANY OF NEW YORK
SCHEDULE IV - REINSURANCE

($ in thousands)	Gross amount	Ceded to other companies (1)	Assumed from other companies	Net amount	Percentage of amount assumed to net
Year ended December 31, 2016
Life insurance in force	$41,053,412	$9,300,738	$480,632	$32,233,306	1.5%

Premiums and contract charges:
Life insurance	$146,274	$18,584	$652	$128,342	0.5%
Accident and health insurance	17,471	1,223	—	16,248	—%
Total premiums and contract charges	$163,745	$19,807	$652	$144,590	0.5%

Year ended December 31, 2015
Life insurance in force	$40,103,353	$9,581,863	$511,360	$31,032,850	1.6%

Premiums and contract charges:
Life insurance	$142,994	$20,251	$741	$123,484	0.6%
Accident and health insurance	15,842	1,160	—	14,682	—%
Total premiums and contract charges	$158,836	$21,411	$741	$138,166	0.5%

Year ended December 31, 2014
Life insurance in force	$38,743,278	$9,927,519	$550,942	$29,366,701	1.9%

Premiums and contract charges:
Life insurance	$139,430	$22,352	$830	$117,908	0.7%
Accident and health insurance	16,009	1,401	—	14,608	—%
Total premiums and contract charges	$155,439	$23,753	$830	$132,516	0.6%
__________________
(1) No reinsurance or coinsurance income was netted against premiums ceded in 2016, 2015 or 2014.

44

ALLSTATE LIFE INSURANCE COMPANY OF NEW YORK
SCHEDULE V - VALUATION ALLOWANCES AND QUALIFYING ACCOUNTS

($ in thousands)		Additions
Description	Balance as of beginning of period	Charged to costs and expenses	Other additions	Deductions	Balance as of end of period

Year ended December 31, 2016

Allowance for estimated losses on mortgage loans	$—	$—	$—	$—	$—

Year ended December 31, 2015

Allowance for estimated losses on mortgage loans	$—	$—	$—	$—	$—

Year ended December 31, 2014

Allowance for estimated losses on mortgage loans	$1,832	$(1,110)	$—	$722	$—

45

Allstate Life of New York Variable Life Separate Account A
Financial Statements as of December 31, 2015 and for the years ended December 31, 2015 and 2014, and Report of Independent Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Policyholders of
Allstate Life of New York Variable Life Separate Account A
and Board of Directors of
Allstate Life Insurance Company of New York:

We have audited the accompanying statements of net assets of each of the individual sub-accounts disclosed in Note 1 which comprise the Allstate Life of New York Variable Life Separate Account A (the “Account”) as of December 31, 2015, and the related statements of operations for the year or period then ended, the statements of changes in net assets for each of the two years in the period then ended, and the financial highlights in Note 7 for each of the periods presented. These financial statements and financial highlights are the responsibility of the Account’s management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. The Account is not required to have, nor were we engaged to perform, an audit of their internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Account’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. Our procedures included confirmation of securities owned as of December 31, 2015, by correspondence with the Account’s fund managers. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of each of the individual sub-accounts disclosed in Note 1 which comprise the Allstate Life of New York Variable Life Separate Account A as of December 31, 2015, the results of their operations for the year or period then ended, the changes in their net assets, and the financial highlights in Note 7 for each of the periods presented, in conformity with accounting principles generally accepted in the United States of America.
/s/ DELOITTE & TOUCHE LLP

Chicago, Illinois
April 4, 2016

ALLSTATE LIFE OF NEW YORK VARIABLE LIFE SEPARATE ACCOUNT A

STATEMENT OF NET ASSETS
December 31, 2015

						Deutsche
						Investments
						Variable
	AllianceBernstein	AllianceBernstein	AllianceBernstein	AllianceBernstein	AllianceBernstein	Insurance
	Fund	Fund	Fund	Fund	Fund	Trust
	Sub-Account	Sub-Account	Sub-Account	Sub-Account	Sub-Account	Sub-Account
	VPS	VPS	VPS	VPS	VPS	Deutsche
	Growth	International	International	Small Cap	Small/Mid Cap	Equity 500
	and	Growth	Value	Growth	Value	Index VIP
	Income Class A	Class A	Class A	Class A	Class A	Class A

ASSETS
Investments, at fair value	$13,409	$19,369	$15,274	$19,527	$1,800	$148,997

Total assets	$13,409	$19,369	$15,274	$19,527	$1,800	$148,997

NET ASSETS
Accumulation units	$13,409	$19,369	$15,274	$19,527	$1,800	$148,997

Total net assets	$13,409	$19,369	$15,274	$19,527	$1,800	$148,997

FUND SHARE INFORMATION
Number of shares	445	1,040	1,130	1,128	104	7,680

Cost of investments	$10,354	$18,255	$15,557	$21,102	$2,045	$112,541

ACCUMULATION UNIT VALUE (1)
Lowest	$16.54	$8.88	$7.42	$20.06	$17.60	$31.05

Highest	$16.54	$8.88	$7.42	$20.06	$17.60	$31.05

 (1) The high and low accumulation unit value ("AUV") are reported at the same amount when there is only one policy offered for investment in the Sub-Account. Otherwise, when more than one policy is available for investment, a high and low AUV is reported.

See notes to financial statements.

ALLSTATE LIFE OF NEW YORK VARIABLE LIFE SEPARATE ACCOUNT A

STATEMENT OF NET ASSETS
December 31, 2015

	Deutsche
	Investments		Fidelity	Fidelity	Fidelity	Fidelity
	Variable	Deutsche	Variable	Variable	Variable	Variable
	Insurance	Variable	Insurance	Insurance	Insurance	Insurance
	Trust	Series II	Products Fund	Products Fund	Products Fund	Products Fund
	Sub-Account	Sub-Account	Sub-Account	Sub-Account	Sub-Account	Sub-Account
	Deutsche	Deutsche
	Small Cap	Global Income			VIP
	Index VIP	Builder VIP	VIP Asset	VIP	Emerging	VIP
	Class A	Class A	Manager	Contrafund	Markets	Equity-Income

ASSETS
Investments, at fair value	$57,756	$63,618	$74,867	$745,161	$5,189	$633,128

Total assets	$57,756	$63,618	$74,867	$745,161	$5,189	$633,128

NET ASSETS
Accumulation units	$57,756	$63,618	$74,867	$745,161	$5,189	$633,128

Total net assets	$57,756	$63,618	$74,867	$745,161	$5,189	$633,128

FUND SHARE INFORMATION
Number of shares	3,805	2,774	4,750	21,968	637	30,945

Cost of investments	$49,473	$61,803	$71,254	$569,182	$5,679	$646,308

ACCUMULATION UNIT VALUE
Lowest	$35.96	$16.38	$23.00	$16.17	$9.79	$13.98

Highest	$35.96	$16.38	$23.00	$37.17	$9.79	$25.34

See notes to financial statements.

ALLSTATE LIFE OF NEW YORK VARIABLE LIFE SEPARATE ACCOUNT A

STATEMENT OF NET ASSETS
December 31, 2015

	Fidelity	Fidelity	Fidelity	Fidelity	Fidelity	Fidelity
	Variable	Variable	Variable	Variable	Variable	Variable
	Insurance	Insurance	Insurance	Insurance	Insurance	Insurance
	Products Fund	Products Fund	Products Fund	Products Fund	Products Fund	Products Fund
	Sub-Account	Sub-Account	Sub-Account	Sub-Account	Sub-Account	Sub-Account

		VIP	VIP		VIP	VIP
		Growth	High	VIP	Index 500 -	Investment
	VIP Growth	& Income	Income	Index 500	Service Class	Grade Bond

ASSETS
Investments, at fair value	$739,218	$25,983	$12,790	$774,149	$150,873	$281,845

Total assets	$739,218	$25,983	$12,790	$774,149	$150,873	$281,845

NET ASSETS
Accumulation units	$739,218	$25,983	$12,790	$774,149	$150,873	$281,845

Total net assets	$739,218	$25,983	$12,790	$774,149	$150,873	$281,845

FUND SHARE INFORMATION
Number of shares	11,243	1,376	2,584	3,750	733	22,785

Cost of investments	$434,404	$22,675	$14,707	$594,826	$119,251	$290,908

ACCUMULATION UNIT VALUE
Lowest	$17.06	$15.46	$14.89	$25.58	$16.97	$14.06

Highest	$25.50	$15.46	$14.89	$25.58	$16.97	$17.10

See notes to financial statements.

ALLSTATE LIFE OF NEW YORK VARIABLE LIFE SEPARATE ACCOUNT A

STATEMENT OF NET ASSETS
December 31, 2015

	Fidelity	Fidelity	Fidelity	Fidelity	Fidelity
	Variable	Variable	Variable	Variable	Variable	Franklin
	Insurance	Insurance	Insurance	Insurance	Insurance	Templeton
	Products Fund	Products Fund	Products Fund	Products Fund	Products Fund	Investments
	Sub-Account	Sub-Account	Sub-Account	Sub-Account	Sub-Account	Sub-Account
						Franklin
	VIP	VIP		VIP	VIP	High Income
	Mid	Money	VIP	Real	Value	VIP
	Cap	Market	Overseas	Estate	Strategies	Fund Class 1

ASSETS
Investments, at fair value	$34,503	$305,121	$227,681	$18,134	$5,740	$10,326

Total assets	$34,503	$305,121	$227,681	$18,134	$5,740	$10,326

NET ASSETS
Accumulation units	$34,503	$305,121	$227,681	$18,134	$5,740	$10,326

Total net assets	$34,503	$305,121	$227,681	$18,134	$5,740	$10,326

FUND SHARE INFORMATION
Number of shares	1,057	305,121	11,933	925	395	1,834

Cost of investments	$35,370	$305,121	$207,335	$15,800	$4,964	$12,114

ACCUMULATION UNIT VALUE
Lowest	$16.78	$10.31	$20.53	$16.92	$16.17	$14.69

Highest	$16.78	$14.65	$20.53	$16.92	$16.17	$14.69

See notes to financial statements.

ALLSTATE LIFE OF NEW YORK VARIABLE LIFE SEPARATE ACCOUNT A

STATEMENT OF NET ASSETS
December 31, 2015

	Franklin	Franklin	Franklin	Franklin	Franklin	Franklin
	Templeton	Templeton	Templeton	Templeton	Templeton	Templeton
	Investments	Investments	Investments	Investments	Investments	Investments
	Sub-Account	Sub-Account	Sub-Account	Sub-Account	Sub-Account	Sub-Account
	Franklin	Franklin Mutual	Franklin	Franklin	Franklin	Franklin
	Income	Global	Mutual	Small	Small-Mid	Strategic
	VIP	Discovery	Shares	Cap Value	Cap Growth	Income
	Fund Class 1	VIP Fund Class 1	VIP Fund Class 1	VIP Fund Class 1	VIP Fund Class 1	VIP Fund Class 1

ASSETS
Investments, at fair value	$13,088	$2,429	$3,818	$33,269	$12,842	$6,479

Total assets	$13,088	$2,429	$3,818	$33,269	$12,842	$6,479

NET ASSETS
Accumulation units	$13,088	$2,429	$3,818	$33,269	$12,842	$6,479

Total net assets	$13,088	$2,429	$3,818	$33,269	$12,842	$6,479

FUND SHARE INFORMATION
Number of shares	894	122	196	1,836	673	614

Cost of investments	$14,163	$2,648	$3,637	$34,602	$14,799	$7,413

ACCUMULATION UNIT VALUE
Lowest	$13.87	$15.03	$13.98	$16.02	$17.33	$14.41

Highest	$13.87	$15.03	$13.98	$16.02	$17.33	$14.41

See notes to financial statements.

ALLSTATE LIFE OF NEW YORK VARIABLE LIFE SEPARATE ACCOUNT A

STATEMENT OF NET ASSETS
December 31, 2015

	Franklin	Franklin
	Templeton	Templeton	Ibbotson	Ibbotson	Ibbotson	Ibbotson
	Investments	Investments	Fund	Fund	Fund	Fund
	Sub-Account	Sub-Account	Sub-Account	Sub-Account	Sub-Account	Sub-Account
	Franklin	Templeton	Aggressive	Balanced	Conservative	Growth
	U.S. Government	Global	Growth	ETF	ETF	ETF
	Securities	Bond	ETF Asset	Asset	Asset	Asset
	VIP Fund Class 1	VIP Fund Class 1	Allocation	Allocation	Allocation	Allocation

ASSETS
Investments, at fair value	$15,823	$22,342	$154,749	$251,186	$40,252	$284,563

Total assets	$15,823	$22,342	$154,749	$251,186	$40,252	$284,563

NET ASSETS
Accumulation units	$15,823	$22,342	$154,749	$251,186	$40,252	$284,563

Total net assets	$15,823	$22,342	$154,749	$251,186	$40,252	$284,563

FUND SHARE INFORMATION
Number of shares	1,242	1,367	13,904	23,608	3,755	26,644

Cost of investments	$16,672	$25,515	$150,122	$254,855	$42,422	$271,648

ACCUMULATION UNIT VALUE
Lowest	$12.70	$15.79	$12.73	$13.06	$12.36	$13.02

Highest	$12.70	$15.79	$12.73	$17.22	$12.36	$18.94

See notes to financial statements.

ALLSTATE LIFE OF NEW YORK VARIABLE LIFE SEPARATE ACCOUNT A

STATEMENT OF NET ASSETS
December 31, 2015

	Ibbotson	Invesco	Invesco	Invesco	Invesco	Invesco
	Fund	Funds	Funds	Funds	Funds	Funds
	Sub-Account	Sub-Account	Sub-Account	Sub-Account	Sub-Account	Sub-Account
	Income and					Invesco V.I.
	Growth	Invesco V.I.	Invesco V.I.		Invesco V.I.	Growth and
	ETF Asset	American	American	Invesco V.I.	Government	Income Fund
	Allocation	Franchise	Value	Core Equity	Securities	- Series I

ASSETS
Investments, at fair value	$85,918	$208,492	$3,630	$18,891	$44,063	$227,955

Total assets	$85,918	$208,492	$3,630	$18,891	$44,063	$227,955

NET ASSETS
Accumulation units	$85,918	$208,492	$3,630	$18,891	$44,063	$227,955

Total net assets	$85,918	$208,492	$3,630	$18,891	$44,063	$227,955

FUND SHARE INFORMATION
Number of shares	8,490	3,639	231	558	3,825	11,630

Cost of investments	$91,050	$143,164	$3,863	$16,172	$45,487	$229,084

ACCUMULATION UNIT VALUE
Lowest	$12.70	$15.56	$16.42	$17.37	$11.14	$15.84

Highest	$12.70	$15.56	$16.42	$17.37	$11.14	$31.18

See notes to financial statements.

ALLSTATE LIFE OF NEW YORK VARIABLE LIFE SEPARATE ACCOUNT A

STATEMENT OF NET ASSETS
December 31, 2015

				Invesco
	Invesco	Invesco	Invesco	Funds	Janus Aspen	Janus Aspen
	Funds	Funds	Funds	(Class II)	Series	Series
	Sub-Account	Sub-Account	Sub-Account	Sub-Account	Sub-Account	Sub-Account

		Invesco V.I.	Invesco V.I.	Invesco V.I.
	Invesco V.I.	Mid Cap	Value	Mid Cap
	High Yield	Core Equity	Opportunity	Growth	Balanced	Enterprise

ASSETS
Investments, at fair value	$24,048	$87,220	$65,072	$56,634	$11,712	$14,300

Total assets	$24,048	$87,220	$65,072	$56,634	$11,712	$14,300

NET ASSETS
Accumulation units	$24,048	$87,220	$65,072	$56,634	$11,712	$14,300

Total net assets	$24,048	$87,220	$65,072	$56,634	$11,712	$14,300

FUND SHARE INFORMATION
Number of shares	4,753	7,196	8,321	10,625	389	249

Cost of investments	$25,359	$91,159	$65,344	$36,856	$11,315	$12,803

ACCUMULATION UNIT VALUE
Lowest	$11.90	$20.43	$14.82	$24.54	$17.22	$18.14

Highest	$11.90	$20.43	$14.82	$24.54	$17.22	$18.14

See notes to financial statements.

ALLSTATE LIFE OF NEW YORK VARIABLE LIFE SEPARATE ACCOUNT A

STATEMENT OF NET ASSETS
December 31, 2015

						Janus Aspen
	Janus Aspen	Janus Aspen	Janus Aspen	Janus Aspen	Janus Aspen	Series
	Series	Series	Series	Series	Series	(Service Shares)
	Sub-Account	Sub-Account	Sub-Account	Sub-Account	Sub-Account	Sub-Account

				Mid
	Flexible	Forty	Global	Cap		Balanced
	Bond	Portfolio	Technology	Value	Overseas	(Service Shares)

ASSETS
Investments, at fair value	$17,402	$91,632	$9,813	$5,536	$16,098	$297,274

Total assets	$17,402	$91,632	$9,813	$5,536	$16,098	$297,274

NET ASSETS
Accumulation units	$17,402	$91,632	$9,813	$5,536	$16,098	$297,274

Total net assets	$17,402	$91,632	$9,813	$5,536	$16,098	$297,274

FUND SHARE INFORMATION
Number of shares	1,491	2,519	1,286	342	559	9,404

Cost of investments	$18,534	$91,903	$8,454	$5,882	$21,254	$270,498

ACCUMULATION UNIT VALUE
Lowest	$15.33	$15.78	$19.97	$15.77	$7.49	$28.25

Highest	$15.33	$31.45	$19.97	$15.77	$7.49	$28.25

See notes to financial statements.

ALLSTATE LIFE OF NEW YORK VARIABLE LIFE SEPARATE ACCOUNT A

STATEMENT OF NET ASSETS
December 31, 2015

					Legg Mason	Legg Mason
	Janus Aspen	Janus Aspen	Janus Aspen	Lazard	Partners	Partners
	Series	Series	Series	Retirement	Variable	Variable
	(Service Shares)	(Service Shares)	(Service Shares)	Series, Inc.	Portfolios I, Inc.	Portfolios I, Inc.
	Sub-Account	Sub-Account	Sub-Account	Sub-Account	Sub-Account	Sub-Account
					Legg Mason	Legg Mason
		Mid Cap		Emerging	ClearBridge Variable	Western Assets
	Global Research	Value	Overseas	Markets	Large Cap	Variable Global
	(Service Shares)	(Service Shares)	(Service Shares)	Equity	Value Class I	High Yield Bond

ASSETS
Investments, at fair value	$36,626	$122,934	$72,465	$23,628	$137,071	$89,322

Total assets	$36,626	$122,934	$72,465	$23,628	$137,071	$89,322

NET ASSETS
Accumulation units	$36,626	$122,934	$72,465	$23,628	$137,071	$89,322

Total net assets	$36,626	$122,934	$72,465	$23,628	$137,071	$89,322

FUND SHARE INFORMATION
Number of shares	927	7,761	2,603	1,505	7,679	13,679

Cost of investments	$27,100	$121,860	$101,913	$29,431	$151,888	$107,889

ACCUMULATION UNIT VALUE
Lowest	$23.14	$24.22	$7.39	$41.52	$22.28	$18.67

Highest	$23.14	$24.22	$7.39	$41.52	$22.28	$18.67

See notes to financial statements.

ALLSTATE LIFE OF NEW YORK VARIABLE LIFE SEPARATE ACCOUNT A

STATEMENT OF NET ASSETS
December 31, 2015

	MFS Variable	MFS Variable	MFS Variable	MFS Variable	MFS Variable	MFS Variable
	Insurance	Insurance	Insurance	Insurance	Insurance	Insurance
	Trust	Trust	Trust	Trust	Trust	Trust
	Sub-Account	Sub-Account	Sub-Account	Sub-Account	Sub-Account	Sub-Account
			MFS Mass
			Investors Growth
	MFS High	MFS Investors	Stock Series -	MFS New	MFS Total
	Yield Portfolio	Trust	Initial Class	Discovery	Return	MFS Utilities

ASSETS
Investments, at fair value	$49,109	$15,184	$47,513	$143,353	$83,543	$59,394

Total assets	$49,109	$15,184	$47,513	$143,353	$83,543	$59,394

NET ASSETS
Accumulation units	$49,109	$15,184	$47,513	$143,353	$83,543	$59,394

Total net assets	$49,109	$15,184	$47,513	$143,353	$83,543	$59,394

FUND SHARE INFORMATION
Number of shares	9,044	571	2,901	9,255	3,697	2,324

Cost of investments	$55,601	$12,982	$51,156	$132,237	$75,316	$61,585

ACCUMULATION UNIT VALUE
Lowest	$10.24	$23.40	$9.86	$41.41	$27.70	$47.42

Highest	$10.24	$23.40	$9.86	$41.41	$27.70	$47.42

See notes to financial statements.

ALLSTATE LIFE OF NEW YORK VARIABLE LIFE SEPARATE ACCOUNT A

STATEMENT OF NET ASSETS
December 31, 2015

	MFS Variable	Oppenheimer	Oppenheimer	Oppenheimer	Oppenheimer	Oppenheimer
	Insurance	Variable	Variable	Variable	Variable	Variable
	Trust	Account Funds	Account Funds	Account Funds	Account Funds	Account Funds
	Sub-Account	Sub-Account	Sub-Account	Sub-Account	Sub-Account	Sub-Account

		Oppenheimer	Oppenheimer	Oppenheimer
		Conservative	Core	Discovery	Oppenheimer	Oppenheimer
	MFS Value	Balance Fund	Bond	MidCap Growth	Equity Income	Global

ASSETS
Investments, at fair value	$60,268	$10,752	$3,822	$117,330	$6,660	$7,423

Total assets	$60,268	$10,752	$3,822	$117,330	$6,660	$7,423

NET ASSETS
Accumulation units	$60,268	$10,752	$3,822	$117,330	$6,660	$7,423

Total net assets	$60,268	$10,752	$3,822	$117,330	$6,660	$7,423

FUND SHARE INFORMATION
Number of shares	3,277	744	496	1,527	685	195

Cost of investments	$47,356	$9,701	$3,877	$78,245	$6,691	$6,816

ACCUMULATION UNIT VALUE
Lowest	$25.11	$11.20	$9.61	$20.17	$16.09	$15.22

Highest	$25.11	$11.20	$9.61	$20.17	$16.09	$15.22

See notes to financial statements.

ALLSTATE LIFE OF NEW YORK VARIABLE LIFE SEPARATE ACCOUNT A

STATEMENT OF NET ASSETS
December 31, 2015

			Oppenheimer		PIMCO	PIMCO
	Oppenheimer	Oppenheimer	Variable	Panorama	Variable	Variable
	Variable	Variable	Account	Series	Insurance	Insurance
	Account Funds	Account Funds	Funds (SS)	Fund, Inc.	Trust	Trust
	Sub-Account	Sub-Account	Sub-Account	Sub-Account	Sub-Account	Sub-Account
	Oppenheimer	Oppenheimer
	Global	Main Street		Oppenheimer
	Strategic	Small	Oppenheimer	International
	Income	Cap	Global (SS)	Growth	Foreign Bond	Money Market

ASSETS
Investments, at fair value	$4,554	$585,475	$354,604	$94,486	$50,566	$135,944

Total assets	$4,554	$585,475	$354,604	$94,486	$50,566	$135,944

NET ASSETS
Accumulation units	$4,554	$585,475	$354,604	$94,486	$50,566	$135,944

Total net assets	$4,554	$585,475	$354,604	$94,486	$50,566	$135,944

FUND SHARE INFORMATION
Number of shares	933	27,461	9,433	42,948	4,798	135,944

Cost of investments	$4,968	$524,001	$295,532	$77,916	$49,318	$135,944

ACCUMULATION UNIT VALUE
Lowest	$13.06	$18.84	$23.84	$13.05	$20.80	$11.74

Highest	$13.06	$41.22	$23.84	$42.99	$20.80	$11.74

See notes to financial statements.

ALLSTATE LIFE OF NEW YORK VARIABLE LIFE SEPARATE ACCOUNT A

STATEMENT OF NET ASSETS
December 31, 2015

	PIMCO	PIMCO	Putnam	Putnam
	Variable	Variable	Variable	Variable	Rydex	T. Rowe Price
	Insurance	Insurance	Trust	Trust	Variable	Equity
	Trust	Trust	(Class IA)	(Class IA)	Trust	Series, Inc.
	Sub-Account	Sub-Account	Sub-Account	Sub-Account	Sub-Account	Sub-Account
					Guggenheim
				VT International	VT U.S.	T. Rowe Price
	PIMCO	PIMCO	VT High Yield	Value Fund	Long Short	Blue Chip
	Real Return	Total Return	(Class IA)	(Class IA)	Equity Fund	Growth

ASSETS
Investments, at fair value	$102,083	$195,977	$64,273	$20,506	$31,711	$196,063

Total assets	$102,083	$195,977	$64,273	$20,506	$31,711	$196,063

NET ASSETS
Accumulation units	$102,083	$195,977	$64,273	$20,506	$31,711	$196,063

Total net assets	$102,083	$195,977	$64,273	$20,506	$31,711	$196,063

FUND SHARE INFORMATION
Number of shares	8,557	18,523	10,677	2,121	2,077	8,521

Cost of investments	$111,333	$202,551	$71,102	$18,581	$25,684	$95,231

ACCUMULATION UNIT VALUE
Lowest	$16.23	$20.46	$25.57	$24.13	$23.56	$27.93

Highest	$16.23	$20.46	$25.57	$24.13	$23.56	$27.93

See notes to financial statements.

ALLSTATE LIFE OF NEW YORK VARIABLE LIFE SEPARATE ACCOUNT A

STATEMENT OF NET ASSETS
December 31, 2015

	T. Rowe Price	The	The	The	The	The Universal
	Equity	Alger	Alger	Alger	Alger	Institutional
	Series, Inc.	Portfolios	Portfolios	Portfolios	Portfolios	Funds, Inc.
	Sub-Account	Sub-Account	Sub-Account	Sub-Account	Sub-Account	Sub-Account
			Alger	Alger	Alger	Morgan Stanley
		Alger	Capital	Large Cap	MidCap	UIF Emerging
	T. Rowe Price	Balanced	Appreciation	Growth	Growth	Markets
	Equity Income	Class I-2	Class I-2	Class I-2	Class I-2	Class I

ASSETS
Investments, at fair value	$375,435	$1,916	$233,188	$242,926	$320,114	$12,467

Total assets	$375,435	$1,916	$233,188	$242,926	$320,114	$12,467

NET ASSETS
Accumulation units	$375,435	$1,916	$233,188	$242,926	$320,114	$12,467

Total net assets	$375,435	$1,916	$233,188	$242,926	$320,114	$12,467

FUND SHARE INFORMATION
Number of shares	14,004	133	3,459	4,561	16,408	1,006

Cost of investments	$307,771	$1,800	$194,805	$213,523	$239,731	$13,786

ACCUMULATION UNIT VALUE
Lowest	$28.72	$13.79	$20.28	$16.28	$13.40	$7.71

Highest	$28.72	$13.79	$46.29	$24.46	$34.10	$7.71

See notes to financial statements.

ALLSTATE LIFE OF NEW YORK VARIABLE LIFE SEPARATE ACCOUNT A

STATEMENT OF NET ASSETS
December 31, 2015

			Van Eck	Van Eck
	The Universal	The Universal	Worldwide	Worldwide
	Institutional	Institutional	Insurance	Insurance
	Funds, Inc.	Funds, Inc.	Trust	Trust
	Sub-Account	Sub-Account	Sub-Account	Sub-Account
	Morgan Stanley	Morgan Stanley	Van Eck
	UIF	UIF U.S.	Worldwide	Van Eck
	Growth	Real Estate	Emerging	Worldwide
	Class I	Class I	Markets	Hard Assets

ASSETS
Investments, at fair value	$71,827	$129,246	$101,949	$28,450

Total assets	$71,827	$129,246	$101,949	$28,450

NET ASSETS
Accumulation units	$71,827	$129,246	$101,949	$28,450

Total net assets	$71,827	$129,246	$101,949	$28,450

FUND SHARE INFORMATION
Number of shares	2,400	6,373	9,709	1,685

Cost of investments	$51,463	$92,457	$115,169	$45,863

ACCUMULATION UNIT VALUE
Lowest	$20.94	$44.10	$28.43	$19.54

Highest	$32.45	$44.10	$28.43	$19.54

See notes to financial statements.

ALLSTATE LIFE OF NEW YORK VARIABLE LIFE SEPARATE ACCOUNT A

STATEMENT OF OPERATIONS
For the Year Ended December 31, 2015

						Deutsche
						Investments
						Variable
	AllianceBernstein	AllianceBernstein	AllianceBernstein	AllianceBernstein	AllianceBernstein	Insurance
	Fund	Fund	Fund	Fund	Fund	Trust
	Sub-Account	Sub-Account	Sub-Account	Sub-Account	Sub-Account	Sub-Account
	VPS	VPS	VPS	VPS	VPS	Deutsche
	Growth	International	International	Small Cap	Small/Mid Cap	Equity 500
	and	Growth	Value	Growth	Value	Index VIP
	Income Class A	Class A	Class A	Class A	Class A	Class A

NET INVESTMENT INCOME (LOSS)
Dividends	$180	$68	$392	$—	$14	$2,376

Net investment income (loss)	180	68	392	—	14	2,376

NET REALIZED AND UNREALIZED
GAINS ON INVESTMENTS
Realized gains (losses) on
fund shares:
Proceeds from sales	1,219	1,272	709	1,690	293	7,145
Cost of investments sold	893	1,152	677	1,572	289	5,123

Realized gains (losses)
on fund shares	326	120	32	118	4	2,022

Realized gain distributions	—	—	—	3,185	293	6,620

Net realized gains (losses)	326	120	32	3,303	297	8,642

Change in unrealized gains (losses)	(326)	(554)	(18)	(3,662)	(422)	(9,365)

Net realized and change in unrealized
gains (losses) on investments	—	(434)	14	(359)	(125)	(723)

INCREASE (DECREASE) IN NET
ASSETS FROM OPERATIONS	$180	$(366)	$406	$(359)	$(111)	$1,653

See notes to financial statements.

ALLSTATE LIFE OF NEW YORK VARIABLE LIFE SEPARATE ACCOUNT A

STATEMENT OF OPERATIONS
For the Year Ended December 31, 2015

	Deutsche
	Investments		Fidelity	Fidelity	Fidelity	Fidelity
	Variable	Deutsche	Variable	Variable	Variable	Variable
	Insurance	Variable	Insurance	Insurance	Insurance	Insurance
	Trust	Series II	Products Fund	Products Fund	Products Fund	Products Fund
	Sub-Account	Sub-Account	Sub-Account	Sub-Account	Sub-Account	Sub-Account
	Deutsche	Deutsche
	Small Cap	Global Income			VIP
	Index VIP	Builder VIP	VIP Asset	VIP	Emerging	VIP
	Class A	Class A	Manager	Contrafund	Markets	Equity-Income

NET INVESTMENT INCOME (LOSS)
Dividends	$660	$1,957	$1,215	$7,972	$31	$21,180

Net investment income (loss)	660	1,957	1,215	7,972	31	21,180

NET REALIZED AND UNREALIZED
GAINS ON INVESTMENTS
Realized gains (losses) on
fund shares:
Proceeds from sales	11,432	7,600	1,298	307,696	2,030	31,538
Cost of investments sold	8,767	6,975	1,174	210,883	1,996	29,487

Realized gains (losses)
on fund shares	2,665	625	124	96,813	34	2,051

Realized gain distributions	4,753	1,653	4,791	70,964	—	59,068

Net realized gains (losses)	7,418	2,278	4,915	167,777	34	61,119

Change in unrealized gains (losses)	(10,792)	(5,186)	(6,141)	(173,640)	(521)	(108,175)

Net realized and change in unrealized
gains (losses) on investments	(3,374)	(2,908)	(1,226)	(5,863)	(487)	(47,056)

INCREASE (DECREASE) IN NET
ASSETS FROM OPERATIONS	$(2,714)	$(951)	$(11)	$2,109	$(456)	$(25,876)

See notes to financial statements.

ALLSTATE LIFE OF NEW YORK VARIABLE LIFE SEPARATE ACCOUNT A

STATEMENT OF OPERATIONS
For the Year Ended December 31, 2015

	Fidelity	Fidelity	Fidelity	Fidelity	Fidelity	Fidelity
	Variable	Variable	Variable	Variable	Variable	Variable
	Insurance	Insurance	Insurance	Insurance	Insurance	Insurance
	Products Fund	Products Fund	Products Fund	Products Fund	Products Fund	Products Fund
	Sub-Account	Sub-Account	Sub-Account	Sub-Account	Sub-Account	Sub-Account

		VIP	VIP		VIP	VIP
		Growth	High	VIP	Index 500 -	Investment
	VIP Growth	& Income	Income	Index 500	Service Class	Grade Bond

NET INVESTMENT INCOME (LOSS)
Dividends	$1,918	$566	$876	$15,740	$2,912	$7,425

Net investment income (loss)	1,918	566	876	15,740	2,912	7,425

NET REALIZED AND UNREALIZED
GAINS ON INVESTMENTS
Realized gains (losses) on
fund shares:
Proceeds from sales	65,937	2,259	4,750	334,856	47,212	25,464
Cost of investments sold	38,628	1,810	4,882	241,732	34,559	25,326

Realized gains (losses)
on fund shares	27,309	449	(132)	93,124	12,653	138

Realized gain distributions	22,269	1,108	—	518	111	220

Net realized gains (losses)	49,578	1,557	(132)	93,642	12,764	358

Change in unrealized gains (losses)	(742)	(2,727)	(1,181)	(95,276)	(13,029)	(9,446)

Net realized and change in unrealized
gains (losses) on investments	48,836	(1,170)	(1,313)	(1,634)	(265)	(9,088)

INCREASE (DECREASE) IN NET
ASSETS FROM OPERATIONS	$50,754	$(604)	$(437)	$14,106	$2,647	$(1,663)

See notes to financial statements.

ALLSTATE LIFE OF NEW YORK VARIABLE LIFE SEPARATE ACCOUNT A

STATEMENT OF OPERATIONS
For the Year Ended December 31, 2015

	Fidelity	Fidelity	Fidelity	Fidelity	Fidelity
	Variable	Variable	Variable	Variable	Variable	Franklin
	Insurance	Insurance	Insurance	Insurance	Insurance	Templeton
	Products Fund	Products Fund	Products Fund	Products Fund	Products Fund	Investments
	Sub-Account	Sub-Account	Sub-Account	Sub-Account	Sub-Account	Sub-Account
						Franklin
	VIP	VIP		VIP	VIP	High Income
	Mid	Money	VIP	Real	Value	VIP
	Cap	Market	Overseas	Estate	Strategies	Fund Class 1

NET INVESTMENT INCOME (LOSS)
Dividends	$179	$82	$3,179	$348	$69	$646

Net investment income (loss)	179	82	3,179	348	69	646

NET REALIZED AND UNREALIZED
GAINS ON INVESTMENTS
Realized gains (losses) on
fund shares:
Proceeds from sales	4,702	77,704	32,209	1,471	2,224	2,613
Cost of investments sold	4,458	77,704	28,222	1,228	1,692	2,761

Realized gains (losses)
on fund shares	244	—	3,987	243	532	(148)

Realized gain distributions	3,862	—	235	373	5	—

Net realized gains (losses)	4,106	—	4,222	616	537	(148)

Change in unrealized gains (losses)	(4,761)	—	1,244	(288)	(749)	(1,491)

Net realized and change in unrealized
gains (losses) on investments	(655)	—	5,466	328	(212)	(1,639)

INCREASE (DECREASE) IN NET
ASSETS FROM OPERATIONS	$(476)	$82	$8,645	$676	$(143)	$(993)

See notes to financial statements.

ALLSTATE LIFE OF NEW YORK VARIABLE LIFE SEPARATE ACCOUNT A

STATEMENT OF OPERATIONS
For the Year Ended December 31, 2015

	Franklin	Franklin	Franklin	Franklin	Franklin	Franklin
	Templeton	Templeton	Templeton	Templeton	Templeton	Templeton
	Investments	Investments	Investments	Investments	Investments	Investments
	Sub-Account	Sub-Account	Sub-Account	Sub-Account	Sub-Account	Sub-Account
	Franklin	Franklin Mutual	Franklin	Franklin	Franklin	Franklin
	Income	Global	Mutual	Small	Small-Mid	Strategic
	VIP	Discovery	Shares	Cap Value	Cap Growth	Income
	Fund Class 1	VIP Fund Class 1	VIP Fund Class 1	VIP Fund Class 1	VIP Fund Class 1	VIP Fund Class 1

NET INVESTMENT INCOME (LOSS)
Dividends	$614	$69	$130	$294	$—	$415

Net investment income (loss)	614	69	130	294	—	415

NET REALIZED AND UNREALIZED
GAINS ON INVESTMENTS
Realized gains (losses) on
fund shares:
Proceeds from sales	4,207	122	528	1,161	3,920	1,188
Cost of investments sold	4,038	122	413	1,116	3,877	1,329

Realized gains (losses)
on fund shares	169	—	115	45	43	(141)

Realized gain distributions	—	128	261	4,669	3,315	106

Net realized gains (losses)	169	128	376	4,714	3,358	(35)

Change in unrealized gains (losses)	(1,650)	(287)	(685)	(7,496)	(3,520)	(631)

Net realized and change in unrealized
gains (losses) on investments	(1,481)	(159)	(309)	(2,782)	(162)	(666)

INCREASE (DECREASE) IN NET
ASSETS FROM OPERATIONS	$(867)	$(90)	$(179)	$(2,488)	$(162)	$(251)

See notes to financial statements.

ALLSTATE LIFE OF NEW YORK VARIABLE LIFE SEPARATE ACCOUNT A

STATEMENT OF OPERATIONS
For the Year Ended December 31, 2015

	Franklin	Franklin
	Templeton	Templeton	Ibbotson	Ibbotson	Ibbotson	Ibbotson
	Investments	Investments	Fund	Fund	Fund	Fund
	Sub-Account	Sub-Account	Sub-Account	Sub-Account	Sub-Account	Sub-Account
	Franklin	Templeton	Aggressive	Balanced	Conservative	Growth
	U.S. Government	Global	Growth	ETF	ETF	ETF
	Securities	Bond	ETF Asset	Asset	Asset	Asset
	VIP Fund Class 1	VIP Fund Class 1	Allocation	Allocation	Allocation	Allocation

NET INVESTMENT INCOME (LOSS)
Dividends	$426	$1,728	$2,279	$4,272	$585	$4,448

Net investment income (loss)	426	1,728	2,279	4,272	585	4,448

NET REALIZED AND UNREALIZED
GAINS ON INVESTMENTS
Realized gains (losses) on
fund shares:
Proceeds from sales	1,523	1,192	14,576	13,815	6,718	26,873
Cost of investments sold	1,579	1,262	12,867	12,932	6,717	23,436

Realized gains (losses)
on fund shares	(56)	(70)	1,709	883	1	3,437

Realized gain distributions	—	109	2,296	6,768	990	4,256

Net realized gains (losses)	(56)	39	4,005	7,651	991	7,693

Change in unrealized gains (losses)	(253)	(2,699)	(10,652)	(17,055)	(1,975)	(19,076)

Net realized and change in unrealized
gains (losses) on investments	(309)	(2,660)	(6,647)	(9,404)	(984)	(11,383)

INCREASE (DECREASE) IN NET
ASSETS FROM OPERATIONS	$117	$(932)	$(4,368)	$(5,132)	$(399)	$(6,935)

See notes to financial statements.

ALLSTATE LIFE OF NEW YORK VARIABLE LIFE SEPARATE ACCOUNT A

STATEMENT OF OPERATIONS
For the Year Ended December 31, 2015

	Ibbotson	Invesco	Invesco	Invesco	Invesco	Invesco
	Fund	Funds	Funds	Funds	Funds	Funds
	Sub-Account	Sub-Account	Sub-Account	Sub-Account	Sub-Account	Sub-Account
	Income and					Invesco V.I.
	Growth	Invesco V.I.	Invesco V.I.		Invesco V.I.	Growth and
	ETF Asset	American	American	Invesco V.I.	Government	Income Fund
	Allocation	Franchise	Value	Core Equity	Securities	- Series I

NET INVESTMENT INCOME (LOSS)
Dividends	$1,604	$—	$12	$223	$964	$6,814

Net investment income (loss)	1,604	—	12	223	964	6,814

NET REALIZED AND UNREALIZED
GAINS ON INVESTMENTS
Realized gains (losses) on
fund shares:
Proceeds from sales	9,473	27,945	1,748	4,722	2,430	11,652
Cost of investments sold	9,272	18,973	1,436	3,160	2,448	9,390

Realized gains (losses)
on fund shares	201	8,972	312	1,562	(18)	2,262

Realized gain distributions	3,332	1,108	465	2,037	—	35,410

Net realized gains (losses)	3,533	10,080	777	3,599	(18)	37,672

Change in unrealized gains (losses)	(6,567)	618	(1,093)	(4,871)	(800)	(51,362)

Net realized and change in unrealized
gains (losses) on investments	(3,034)	10,698	(316)	(1,272)	(818)	(13,690)

INCREASE (DECREASE) IN NET
ASSETS FROM OPERATIONS	$(1,430)	$10,698	$(304)	$(1,049)	$146	$(6,876)

See notes to financial statements.

ALLSTATE LIFE OF NEW YORK VARIABLE LIFE SEPARATE ACCOUNT A

STATEMENT OF OPERATIONS
For the Year Ended December 31, 2015

				Invesco
	Invesco	Invesco	Invesco	Funds	Janus Aspen	Janus Aspen
	Funds	Funds	Funds	(Class II)	Series	Series
	Sub-Account	Sub-Account	Sub-Account	Sub-Account	Sub-Account	Sub-Account

		Invesco V.I.	Invesco V.I.	Invesco V.I.
	Invesco V.I.	Mid Cap	Value	Mid Cap
	High Yield	Core Equity	Opportunity	Growth	Balanced	Enterprise

NET INVESTMENT INCOME (LOSS)
Dividends	$1,336	$315	$1,857	$—	$214	$116

Net investment income (loss)	1,336	315	1,857	—	214	116

NET REALIZED AND UNREALIZED
GAINS ON INVESTMENTS
Realized gains (losses) on
fund shares:
Proceeds from sales	1,386	13,193	9,631	164,616	3,019	2,854
Cost of investments sold	1,324	12,108	7,633	92,492	2,813	2,258

Realized gains (losses)
on fund shares	62	1,085	1,998	72,124	206	596

Realized gain distributions	—	8,465	5,212	4,483	356	1,324

Net realized gains (losses)	62	9,550	7,210	76,607	562	1,920

Change in unrealized gains (losses)	(2,187)	(13,797)	(16,388)	(78,764)	(699)	(1,520)

Net realized and change in unrealized
gains (losses) on investments	(2,125)	(4,247)	(9,178)	(2,157)	(137)	400

INCREASE (DECREASE) IN NET
ASSETS FROM OPERATIONS	$(789)	$(3,932)	$(7,321)	$(2,157)	$77	$516

See notes to financial statements.

ALLSTATE LIFE OF NEW YORK VARIABLE LIFE SEPARATE ACCOUNT A

STATEMENT OF OPERATIONS
For the Year Ended December 31, 2015

						Janus Aspen
	Janus Aspen	Janus Aspen	Janus Aspen	Janus Aspen	Janus Aspen	Series
	Series	Series	Series	Series	Series	(Service Shares)
	Sub-Account	Sub-Account	Sub-Account	Sub-Account	Sub-Account	Sub-Account

				Mid
	Flexible	Forty	Global	Cap		Balanced
	Bond	Portfolio	Technology	Value	Overseas	(Service Shares)

NET INVESTMENT INCOME (LOSS)
Dividends	$399	$—	$—	$63	$101	$4,952

Net investment income (loss)	399	—	—	63	101	4,952

NET REALIZED AND UNREALIZED
GAINS ON INVESTMENTS
Realized gains (losses) on
fund shares:
Proceeds from sales	513	15,223	1,651	198	3,216	24,088
Cost of investments sold	536	14,261	1,265	209	4,216	21,348

Realized gains (losses)
on fund shares	(23)	962	386	(11)	(1,000)	2,740

Realized gain distributions	79	18,286	1,257	478	471	8,963

Net realized gains (losses)	56	19,248	1,643	467	(529)	11,703

Change in unrealized gains (losses)	(422)	(8,961)	(1,193)	(723)	(1,141)	(15,534)

Net realized and change in unrealized
gains (losses) on investments	(366)	10,287	450	(256)	(1,670)	(3,831)

INCREASE (DECREASE) IN NET
ASSETS FROM OPERATIONS	$33	$10,287	$450	$(193)	$(1,569)	$1,121

See notes to financial statements.

ALLSTATE LIFE OF NEW YORK VARIABLE LIFE SEPARATE ACCOUNT A

STATEMENT OF OPERATIONS
For the Year Ended December 31, 2015

					Legg Mason	Legg Mason
	Janus Aspen	Janus Aspen	Janus Aspen	Lazard	Partners	Partners
	Series	Series	Series	Retirement	Variable	Variable
	(Service Shares)	(Service Shares)	(Service Shares)	Series, Inc.	Portfolios I, Inc.	Portfolios I, Inc.
	Sub-Account	Sub-Account	Sub-Account	Sub-Account	Sub-Account	Sub-Account
					Legg Mason	Legg Mason
		Mid Cap		Emerging	ClearBridge Variable	Western Assets
	Global Research	Value	Overseas	Markets	Large Cap	Variable Global
	(Service Shares)	(Service Shares)	(Service Shares)	Equity	Value Class I	High Yield Bond

NET INVESTMENT INCOME (LOSS)
Dividends	$200	$1,308	$396	$308	$2,094	$5,864

Net investment income (loss)	200	1,308	396	308	2,094	5,864

NET REALIZED AND UNREALIZED
GAINS ON INVESTMENTS
Realized gains (losses) on
fund shares:
Proceeds from sales	1,299	16,523	6,211	712	12,581	14,654
Cost of investments sold	858	14,568	8,026	758	12,775	15,905

Realized gains (losses)
on fund shares	441	1,955	(1,815)	(46)	(194)	(1,251)

Realized gain distributions	—	12,226	2,244	71	5,681	—

Net realized gains (losses)	441	14,181	429	25	5,487	(1,251)

Change in unrealized gains (losses)	(1,567)	(20,209)	(7,886)	(5,965)	(11,443)	(10,193)

Net realized and change in unrealized
gains (losses) on investments	(1,126)	(6,028)	(7,457)	(5,940)	(5,956)	(11,444)

INCREASE (DECREASE) IN NET
ASSETS FROM OPERATIONS	$(926)	$(4,720)	$(7,061)	$(5,632)	$(3,862)	$(5,580)

See notes to financial statements.

ALLSTATE LIFE OF NEW YORK VARIABLE LIFE SEPARATE ACCOUNT A

STATEMENT OF OPERATIONS
For the Year Ended December 31, 2015

	MFS Variable	MFS Variable	MFS Variable	MFS Variable	MFS Variable	MFS Variable
	Insurance	Insurance	Insurance	Insurance	Insurance	Insurance
	Trust	Trust	Trust	Trust	Trust	Trust
	Sub-Account	Sub-Account	Sub-Account	Sub-Account	Sub-Account	Sub-Account
				MFS Mass
		MFS Investors		Investors Growth
	MFS High	Growth	MFS Investors	Stock Series -	MFS New	MFS Total
	Yield Portfolio	Stock (*)	Trust	Initial Class (*)	Discovery	Return

NET INVESTMENT INCOME (LOSS)
Dividends	$3,731	$411	$141	$238	$—	$2,164

Net investment income (loss)	3,731	411	141	238	—	2,164

NET REALIZED AND UNREALIZED
GAINS ON INVESTMENTS
Realized gains (losses) on
fund shares:
Proceeds from sales	8,415	50,227	659	4,303	158,138	4,050
Cost of investments sold	8,587	39,736	514	4,369	140,570	3,418

Realized gains (losses)
on fund shares	(172)	10,491	145	(66)	17,568	632

Realized gain distributions	—	4,328	1,660	2,797	4,704	3,079

Net realized gains (losses)	(172)	14,819	1,805	2,731	22,272	3,711

Change in unrealized gains (losses)	(5,630)	(14,572)	(1,929)	(3,644)	(29,661)	(6,249)

Net realized and change in unrealized
gains (losses) on investments	(5,802)	247	(124)	(913)	(7,389)	(2,538)

INCREASE (DECREASE) IN NET
ASSETS FROM OPERATIONS	$(2,071)	$658	$17	$(675)	$(7,389)	$(374)

(*) See Note 2 for disclosure of changes in sub-accounts and to the names of funds during 2015.

See notes to financial statements.

ALLSTATE LIFE OF NEW YORK VARIABLE LIFE SEPARATE ACCOUNT A

STATEMENT OF OPERATIONS
For the Year Ended December 31, 2015

	MFS Variable	MFS Variable	Oppenheimer	Oppenheimer	Oppenheimer	Oppenheimer
	Insurance	Insurance	Variable	Variable	Variable	Variable
	Trust	Trust	Account Funds	Account Funds	Account Funds	Account Funds
	Sub-Account	Sub-Account	Sub-Account	Sub-Account	Sub-Account	Sub-Account

			Oppenheimer	Oppenheimer	Oppenheimer
			Conservative	Core	Discovery	Oppenheimer
	MFS Utilities	MFS Value	Balance Fund (*)	Bond	MidCap Growth	Equity Income

NET INVESTMENT INCOME (LOSS)
Dividends	$2,842	$1,383	$195	$137	$—	$211

Net investment income (loss)	2,842	1,383	195	137	—	211

NET REALIZED AND UNREALIZED
GAINS ON INVESTMENTS
Realized gains (losses) on
fund shares:
Proceeds from sales	9,236	796	1,492	84	9,053	1,115
Cost of investments sold	7,811	557	1,254	83	5,231	930

Realized gains (losses)
on fund shares	1,425	239	238	1	3,822	185

Realized gain distributions	4,694	3,470	—	—	10,318	536

Net realized gains (losses)	6,119	3,709	238	1	14,140	721

Change in unrealized gains (losses)	(18,955)	(5,555)	(331)	(111)	(6,558)	(1,592)

Net realized and change in unrealized
gains (losses) on investments	(12,836)	(1,846)	(93)	(110)	7,582	(871)

INCREASE (DECREASE) IN NET
ASSETS FROM OPERATIONS	$(9,994)	$(463)	$102	$27	$7,582	$(660)

(*) See Note 2 for disclosure of changes in sub-accounts and to the names of funds during 2015.

See notes to financial statements.

ALLSTATE LIFE OF NEW YORK VARIABLE LIFE SEPARATE ACCOUNT A

STATEMENT OF OPERATIONS
For the Year Ended December 31, 2015

				Oppenheimer		PIMCO
	Oppenheimer	Oppenheimer	Oppenheimer	Variable	Panorama	Variable
	Variable	Variable	Variable	Account	Series	Insurance
	Account Funds	Account Funds	Account Funds	Funds (SS)	Fund, Inc.	Trust
	Sub-Account	Sub-Account	Sub-Account	Sub-Account	Sub-Account	Sub-Account
		Oppenheimer	Oppenheimer
		Global	Main Street		Oppenheimer
	Oppenheimer	Strategic	Small	Oppenheimer	International
	Global	Income	Cap	Global (SS)	Growth	Foreign Bond

NET INVESTMENT INCOME (LOSS)
Dividends	$83	$264	$5,489	$3,933	$1,071	$1,573

Net investment income (loss)	83	264	5,489	3,933	1,071	1,573

NET REALIZED AND UNREALIZED
GAINS ON INVESTMENTS
Realized gains (losses) on
fund shares:
Proceeds from sales	731	948	39,230	34,718	76,307	3,105
Cost of investments sold	618	989	30,523	26,895	54,381	2,887

Realized gains (losses)
on fund shares	113	(41)	8,707	7,823	21,926	218

Realized gain distributions	415	—	90,597	24,228	6,536	255

Net realized gains (losses)	528	(41)	99,304	32,051	28,462	473

Change in unrealized gains (losses)	(465)	(335)	(141,317)	(22,409)	(27,184)	(1,865)

Net realized and change in unrealized
gains (losses) on investments	63	(376)	(42,013)	9,642	1,278	(1,392)

INCREASE (DECREASE) IN NET
ASSETS FROM OPERATIONS	$146	$(112)	$(36,524)	$13,575	$2,349	$181

See notes to financial statements.

ALLSTATE LIFE OF NEW YORK VARIABLE LIFE SEPARATE ACCOUNT A

STATEMENT OF OPERATIONS
For the Year Ended December 31, 2015

	PIMCO	PIMCO	PIMCO	Putnam	Putnam
	Variable	Variable	Variable	Variable	Variable	Rydex
	Insurance	Insurance	Insurance	Trust	Trust	Variable
	Trust	Trust	Trust	(Class IA)	(Class IA)	Trust
	Sub-Account	Sub-Account	Sub-Account	Sub-Account	Sub-Account	Sub-Account
						Guggenheim
					VT International	VT U.S.
		PIMCO	PIMCO	VT High Yield	Value Fund	Long Short
	Money Market	Real Return	Total Return	(Class IA)	(Class IA)	Equity Fund

NET INVESTMENT INCOME (LOSS)
Dividends	$15	$4,391	$9,804	$4,660	$312	$—

Net investment income (loss)	15	4,391	9,804	4,660	312	—

NET REALIZED AND UNREALIZED
GAINS ON INVESTMENTS
Realized gains (losses) on
fund shares:
Proceeds from sales	13,608	19,149	16,807	6,136	68,167	4,647
Cost of investments sold	13,608	19,561	16,321	6,094	57,431	3,680

Realized gains (losses)
on fund shares	—	(412)	486	42	10,736	967

Realized gain distributions	16	—	2,107	—	—	—

Net realized gains (losses)	16	(412)	2,593	42	10,736	967

Change in unrealized gains (losses)	—	(6,810)	(11,486)	(8,181)	(10,679)	(545)

Net realized and change in unrealized
gains (losses) on investments	16	(7,222)	(8,893)	(8,139)	57	422

INCREASE (DECREASE) IN NET
ASSETS FROM OPERATIONS	$31	$(2,831)	$911	$(3,479)	$369	$422

See notes to financial statements.

ALLSTATE LIFE OF NEW YORK VARIABLE LIFE SEPARATE ACCOUNT A

STATEMENT OF OPERATIONS
For the Year Ended December 31, 2015

	T. Rowe Price	T. Rowe Price	The	The	The	The
	Equity	Equity	Alger	Alger	Alger	Alger
	Series, Inc.	Series, Inc.	Portfolios	Portfolios	Portfolios	Portfolios
	Sub-Account	Sub-Account	Sub-Account	Sub-Account	Sub-Account	Sub-Account
				Alger	Alger	Alger
	T. Rowe Price		Alger	Capital	Large Cap	MidCap
	Blue Chip	T. Rowe Price	Balanced	Appreciation	Growth	Growth
	Growth	Equity Income	Class I-2	Class I-2	Class I-2	Class I-2

NET INVESTMENT INCOME (LOSS)
Dividends	$—	$7,350	$35	$194	$—	$—

Net investment income (loss)	—	7,350	35	194	—	—

NET REALIZED AND UNREALIZED
GAINS ON INVESTMENTS
Realized gains (losses) on
fund shares:
Proceeds from sales	30,923	58,204	307	39,777	33,580	37,157
Cost of investments sold	15,643	43,317	276	28,455	24,654	25,846

Realized gains (losses)
on fund shares	15,280	14,887	31	11,322	8,926	11,311

Realized gain distributions	—	8,414	—	25,698	26,860	—

Net realized gains (losses)	15,280	23,301	31	37,020	35,786	11,311

Change in unrealized gains (losses)	4,786	(59,150)	(46)	(22,694)	(30,664)	(15,374)

Net realized and change in unrealized
gains (losses) on investments	20,066	(35,849)	(15)	14,326	5,122	(4,063)

INCREASE (DECREASE) IN NET
ASSETS FROM OPERATIONS	$20,066	$(28,499)	$20	$14,520	$5,122	$(4,063)

See notes to financial statements.

ALLSTATE LIFE OF NEW YORK VARIABLE LIFE SEPARATE ACCOUNT A

STATEMENT OF OPERATIONS
For the Year Ended December 31, 2015

				Van Eck	Van Eck	Van Eck
	The Universal	The Universal	The Universal	Worldwide	Worldwide	Worldwide
	Institutional	Institutional	Institutional	Insurance	Insurance	Insurance
	Funds, Inc.	Funds, Inc.	Funds, Inc.	Trust	Trust	Trust
	Sub-Account	Sub-Account	Sub-Account	Sub-Account	Sub-Account	Sub-Account
	Morgan Stanley	Morgan Stanley	Morgan Stanley	Van Eck		Van Eck
	UIF Emerging	UIF	UIF U.S.	Worldwide	Van Eck	Worldwide
	Markets	Growth	Real Estate	Emerging	Worldwide	Multi-Manager
	Class I	Class I	Class I	Markets	Hard Assets	Alternatives (*)

NET INVESTMENT INCOME (LOSS)
Dividends	$99	$—	$1,666	$610	$16	$—

Net investment income (loss)	99	—	1,666	610	16	—

NET REALIZED AND UNREALIZED
GAINS ON INVESTMENTS
Realized gains (losses) on
fund shares:
Proceeds from sales	320	3,799	4,542	5,875	25,933	16,162
Cost of investments sold	319	2,581	3,199	5,922	31,553	16,534

Realized gains (losses)
on fund shares	1	1,218	1,343	(47)	(5,620)	(372)

Realized gain distributions	—	8,918	—	6,022	—	641

Net realized gains (losses)	1	10,136	1,343	5,975	(5,620)	269

Change in unrealized gains (losses)	(1,510)	(2,393)	(208)	(23,019)	(8,314)	(321)

Net realized and change in unrealized
gains (losses) on investments	(1,509)	7,743	1,135	(17,044)	(13,934)	(52)

INCREASE (DECREASE) IN NET
ASSETS FROM OPERATIONS	$(1,410)	$7,743	$2,801	$(16,434)	$(13,918)	$(52)

(*) See Note 2 for disclosure of changes in sub-accounts and to the names of funds during 2015.

See notes to financial statements.

ALLSTATE LIFE OF NEW YORK VARIABLE LIFE SEPARATE ACCOUNT A

STATEMENTS OF CHANGES IN NET ASSETS
For the Years Ended December 31,

	AllianceBernstein Fund		AllianceBernstein Fund		AllianceBernstein Fund
	Sub-Account		Sub-Account		Sub-Account

	VPS		VPS		VPS
	Growth and Income		International Growth		International Value
	Class A		Class A		Class A
	2015	2014	2015	2014	2015	2014
INCREASE (DECREASE) IN NET ASSETS
FROM OPERATIONS
Net investment income	$180	$134	$68	$—	$392	$530
Net realized gains (losses)	326	325	120	194	32	35
Change in unrealized gains (losses)	(326)	465	(554)	(343)	(18)	(1,454)

Increase (decrease) in net assets
from operations	180	924	(366)	(149)	406	(889)

INCREASE (DECREASE) IN NET ASSETS
FROM POLICY TRANSACTIONS
Deposits	4,613	3,616	3,391	4,766	1,444	2,695
Benefit payments	—	—	—	—	—	—
Payments on termination	(717)	(461)	(208)	(557)	—	—
Loans - net	—	—	(5)	16	—	—
Policy maintenance charge	(2,622)	(2,178)	(2,448)	(2,439)	(935)	(805)
Transfers among the sub-accounts
and with the Fixed Account - net	952	46	671	147	438	1,474

Increase (decrease) in net assets
from policy transactions	2,226	1,023	1,400	1,934	947	3,364

INCREASE (DECREASE) IN NET ASSETS	2,406	1,947	1,034	1,785	1,353	2,475

NET ASSETS AT BEGINNING OF PERIOD	11,003	9,056	18,335	16,550	13,921	11,446

NET ASSETS AT END OF PERIOD	$13,409	$11,003	$19,369	$18,335	$15,274	$13,921

ACCUMULATION UNITS OUTSTANDING
Units outstanding at beginning of
period	676	610	2,025	1,806	1,925	1,485
Units issued	209	136	293	381	226	496
Units redeemed	(74)	(70)	(138)	(162)	(92)	(56)
Units outstanding at end of period	811	676	2,180	2,025	2,059	1,925

See notes to financial statements.

ALLSTATE LIFE OF NEW YORK VARIABLE LIFE SEPARATE ACCOUNT A

STATEMENTS OF CHANGES IN NET ASSETS
For the Years Ended December 31,

					Deutsche
					Investments Variable
	AllianceBernstein Fund		AllianceBernstein Fund		Insurance Trust
	Sub-Account		Sub-Account		Sub-Account

	VPS		VPS		Deutsche
	Small Cap Growth		Small/Mid Cap Value		Equity 500 Index VIP
	Class A		Class A		Class A
	2015	2014	2015	2014	2015	2014
INCREASE (DECREASE) IN NET ASSETS
FROM OPERATIONS
Net investment income	$—	$—	$14	$11	$2,376	$2,368
Net realized gains (losses)	3,303	2,136	297	218	8,642	8,772
Short term gain income	—		17.22		149.55
Long term gain income	3,185.25		275.31		6,469.67
Realized gains (losses)	118		4		2,022
Change in unrealized gains (losses)	(3,662)	(2,472)	(422)	(98)	(9,365)	5,004

Increase (decrease) in net assets
from operations	(359)	(336)	(111)	131	1,653	16,144

INCREASE (DECREASE) IN NET ASSETS
FROM POLICY TRANSACTIONS
Deposits	6,091	4,040	944	884	14,973	14,423
Benefit payments	—	—	—	—	—	—
Payments on termination	—	(2,459)	—	—	(1,818)	(11,504)
Loans - net	—	—	—	—	(1,753)	(192)
Policy maintenance charge	(3,294)	(2,597)	(699)	(635)	(7,683)	(7,570)
Transfers among the sub-accounts
and with the Fixed Account - net	329	1,258	8	10	5,854	(1,228)

Increase (decrease) in net assets
from policy transactions	3,126	242	253	259	9,573	(6,071)

INCREASE (DECREASE) IN NET ASSETS	2,767	(94)	142	390	11,226	10,073

NET ASSETS AT BEGINNING OF PERIOD	16,760	16,854	1,658	1,268	137,771	127,698

NET ASSETS AT END OF PERIOD	$19,527	$16,760	$1,800	$1,658	$148,997	$137,771

ACCUMULATION UNITS OUTSTANDING
Units outstanding at beginning of
period	825	814	89	74	4,488	4,717
Units issued	228	184	29	31	541	314
Units redeemed	(80)	(173)	(16)	(16)	(230)	(543)
Units outstanding at end of period	973	825	102	89	4,799	4,488

See notes to financial statements.

ALLSTATE LIFE OF NEW YORK VARIABLE LIFE SEPARATE ACCOUNT A

STATEMENTS OF CHANGES IN NET ASSETS
For the Years Ended December 31,

	Deutsche
	Investments Variable		Deutsche		Fidelity Variable
	Insurance Trust		Variable Series II		Insurance Products Fund
	Sub-Account		Sub-Account		Sub-Account

	Deutsche		Deutsche
	Small Cap Index VIP		Global Income Builder VIP		VIP
	Class A		Class A		Asset Manager
	2015	2014	2015	2014	2015	2014
INCREASE (DECREASE) IN NET ASSETS
FROM OPERATIONS
Net investment income	$660	$632	$1,957	$1,930	$1,215	$1,050
Net realized gains (losses)	7,418	4,846	2,278	6,554	4,915	6,594
Change in unrealized gains (losses)	(10,792)	(2,351)	(5,186)	(6,107)	(6,141)	(3,124)

Increase (decrease) in net assets
from operations	(2,714)	3,127	(951)	2,377	(11)	4,520

INCREASE (DECREASE) IN NET ASSETS
FROM POLICY TRANSACTIONS
Deposits	4,992	5,415	7,679	8,854	10,478	10,405
Benefit payments	—	—	—	—	—	—
Payments on termination	(692)	(3,404)	(1,337)	—	(2,516)	(14,221)
Loans - net	(7,600)	90	(3,750)	300	2,526	(3,334)
Policy maintenance charge	(4,371)	(3,399)	(5,070)	(5,275)	(5,052)	(5,157)
Transfers among the sub-accounts
and with the Fixed Account - net	(34)	8	46	(13)	49	96

Increase (decrease) in net assets
from policy transactions	(7,705)	(1,290)	(2,432)	3,866	5,485	(12,211)

INCREASE (DECREASE) IN NET ASSETS	(10,419)	1,837	(3,383)	6,243	5,474	(7,691)

NET ASSETS AT BEGINNING OF PERIOD	68,175	66,338	67,001	60,758	69,393	77,084

NET ASSETS AT END OF PERIOD	$57,756	$68,175	$63,618	$67,001	$74,867	$69,393

ACCUMULATION UNITS OUTSTANDING
Units outstanding at beginning of
period	1,809	1,843	4,030	3,021	3,021	3,552
Units issued	100	98	311	317	289	271
Units redeemed	(302)	(132)	(459)	(82)	(55)	(802)
Units outstanding at end of period	1,607	1,809	3,882	4,030	3,255	3,021

See notes to financial statements.

ALLSTATE LIFE OF NEW YORK VARIABLE LIFE SEPARATE ACCOUNT A

STATEMENTS OF CHANGES IN NET ASSETS
For the Years Ended December 31,

	Fidelity Variable		Fidelity Variable		Fidelity Variable
	Insurance Products Fund		Insurance Products Fund		Insurance Products Fund
	Sub-Account		Sub-Account		Sub-Account

	VIP		VIP		VIP
	Contrafund		Emerging Markets		Equity-Income
	2015	2014	2015	2014	2015	2014
INCREASE (DECREASE) IN NET ASSETS
FROM OPERATIONS
Net investment income	$7,972	$9,357	$31	$19	$21,180	$18,225
Net realized gains (losses)	167,777	36,506	34	48	61,119	20,476
Change in unrealized gains (losses)	(173,640)	62,263	(521)	(58)	(108,175)	15,380

Increase (decrease) in net assets
from operations	2,109	108,126	(456)	9	(25,876)	54,081

INCREASE (DECREASE) IN NET ASSETS
FROM POLICY TRANSACTIONS
Deposits	89,861	90,668	3,568	3,831	78,176	83,670
Benefit payments	—	(8,808)	—	—	—	(1,518)
Payments on termination	(256,292)	(20,792)	(1,584)	—	(17,577)	(41,995)
Loans - net	(42,269)	(1,686)	(1)	(450)	(12,399)	(10,024)
Policy maintenance charge	(51,885)	(53,125)	(2,000)	(1,797)	(42,637)	(45,249)
Transfers among the sub-accounts
and with the Fixed Account - net	(4,149)	(15,011)	318	665	4,819	(11,569)

Increase (decrease) in net assets
from policy transactions	(264,734)	(8,754)	301	2,249	10,382	(26,685)

INCREASE (DECREASE) IN NET ASSETS	(262,625)	99,372	(155)	2,258	(15,494)	27,396

NET ASSETS AT BEGINNING OF PERIOD	1,007,786	908,414	5,344	3,086	648,622	621,226

NET ASSETS AT END OF PERIOD	$745,161	$1,007,786	$5,189	$5,344	$633,128	$648,622

ACCUMULATION UNITS OUTSTANDING
Units outstanding at beginning of
period	28,798	29,066	491	287	25,676	26,573
Units issued	1,319	1,477	222	262	1,695	1,987
Units redeemed	(8,535)	(1,745)	(183)	(58)	(1,240)	(2,884)
Units outstanding at end of period	21,582	28,798	530	491	26,131	25,676

See notes to financial statements.

ALLSTATE LIFE OF NEW YORK VARIABLE LIFE SEPARATE ACCOUNT A

STATEMENTS OF CHANGES IN NET ASSETS
For the Years Ended December 31,

	Fidelity Variable		Fidelity Variable		Fidelity Variable
	Insurance Products Fund		Insurance Products Fund		Insurance Products Fund
	Sub-Account		Sub-Account		Sub-Account

	VIP		VIP		VIP
	Growth		Growth & Income		High Income
	2015	2014	2015	2014	2015	2014
INCREASE (DECREASE) IN NET ASSETS
FROM OPERATIONS
Net investment income	$1,918	$1,317	$566	$379	$876	$854
Net realized gains (losses)	49,578	36,451	1,557	2,838	(132)	468
Change in unrealized gains (losses)	(742)	38,740	(2,727)	(1,291)	(1,181)	(813)

Increase (decrease) in net assets
from operations	50,754	76,508	(604)	1,926	(437)	509

INCREASE (DECREASE) IN NET ASSETS
FROM POLICY TRANSACTIONS
Deposits	86,183	93,560	9,030	8,000	5,605	6,999
Benefit payments	—	(3,506)	—	—	—	—
Payments on termination	(46,337)	(64,387)	(724)	(731)	(2,456)	(9,359)
Loans - net	(11,939)	(8,033)	238	(8,075)	(846)	232
Policy maintenance charge	(52,641)	(52,877)	(4,841)	(4,485)	(3,999)	(4,561)
Transfers among the sub-accounts
and with the Fixed Account - net	(2,918)	(8,833)	831	96	501	207

Increase (decrease) in net assets
from policy transactions	(27,652)	(44,076)	4,534	(5,195)	(1,195)	(6,482)

INCREASE (DECREASE) IN NET ASSETS	23,102	32,432	3,930	(3,269)	(1,632)	(5,973)

NET ASSETS AT BEGINNING OF PERIOD	716,116	683,684	22,053	25,322	14,422	20,395

NET ASSETS AT END OF PERIOD	$739,218	$716,116	$25,983	$22,053	$12,790	$14,422

ACCUMULATION UNITS OUTSTANDING
Units outstanding at beginning of
period	31,143	32,940	1,394	1,768	934	1,335
Units issued	1,645	2,059	429	319	226	243
Units redeemed	(2,790)	(3,856)	(142)	(693)	(300)	(644)
Units outstanding at end of period	29,998	31,143	1,681	1,394	860	934

See notes to financial statements.

ALLSTATE LIFE OF NEW YORK VARIABLE LIFE SEPARATE ACCOUNT A

STATEMENTS OF CHANGES IN NET ASSETS
For the Years Ended December 31,

	Fidelity Variable		Fidelity Variable		Fidelity Variable
	Insurance Products Fund		Insurance Products Fund		Insurance Products Fund
	Sub-Account		Sub-Account		Sub-Account

	VIP		VIP		VIP
	Index 500		Index 500 - Service Class		Investment Grade Bond
	2015	2014	2015	2014	2015	2014
INCREASE (DECREASE) IN NET ASSETS
FROM OPERATIONS
Net investment income	$15,740	$14,515	$2,912	$2,535	$7,425	$6,045
Net realized gains (losses)	93,642	21,932	12,764	2,299	358	378
Change in unrealized gains (losses)	(95,276)	64,044	(13,029)	14,418	(9,446)	9,380

Increase (decrease) in net assets
from operations	14,106	100,491	2,647	19,252	(1,663)	15,803

INCREASE (DECREASE) IN NET ASSETS
FROM POLICY TRANSACTIONS
Deposits	73,436	89,548	40,932	45,576	47,817	50,976
Benefit payments	—	—	—	—	—	—
Payments on termination	(137,041)	(48,728)	(3,169)	(422)	(21,309)	(38,192)
Loans - net	(51,941)	74,636	(40,598)	(4,075)	1,154	(7,102)
Policy maintenance charge	(50,691)	(58,930)	(19,719)	(19,261)	(21,723)	(22,403)
Transfers among the sub-accounts
and with the Fixed Account - net	463	25,929	419	998	(1,240)	6,419

Increase (decrease) in net assets
from policy transactions	(165,774)	82,455	(22,135)	22,816	4,699	(10,302)

INCREASE (DECREASE) IN NET ASSETS	(151,668)	182,946	(19,488)	42,068	3,036	5,501

NET ASSETS AT BEGINNING OF PERIOD	925,817	742,871	170,361	128,293	278,809	273,308

NET ASSETS AT END OF PERIOD	$774,149	$925,817	$150,873	$170,361	$281,845	$278,809

ACCUMULATION UNITS OUTSTANDING
Units outstanding at beginning of
period	36,671	33,417	10,162	8,682	16,695	17,279
Units issued	6,798	6,113	1,480	2,022	1,799	2,292
Units redeemed	(13,210)	(2,859)	(2,752)	(542)	(1,523)	(2,876)
Units outstanding at end of period	30,259	36,671	8,890	10,162	16,971	16,695

See notes to financial statements.

ALLSTATE LIFE OF NEW YORK VARIABLE LIFE SEPARATE ACCOUNT A

STATEMENTS OF CHANGES IN NET ASSETS
For the Years Ended December 31,

	Fidelity Variable		Fidelity Variable		Fidelity Variable
	Insurance Products Fund		Insurance Products Fund		Insurance Products Fund
	Sub-Account		Sub-Account		Sub-Account

	VIP		VIP		VIP
	Mid Cap		Money Market		Overseas
	2015	2014	2015	2014	2015	2014
INCREASE (DECREASE) IN NET ASSETS
FROM OPERATIONS
Net investment income	$179	$84	$82	$26	$3,179	$3,324
Net realized gains (losses)	4,106	1,722	—	—	4,222	2,054
Change in unrealized gains (losses)	(4,761)	229	—	—	1,244	(25,362)

Increase (decrease) in net assets
from operations	(476)	2,035	82	26	8,645	(19,984)

INCREASE (DECREASE) IN NET ASSETS
FROM POLICY TRANSACTIONS
Deposits	11,975	12,120	59,893	61,402	32,725	36,199
Benefit payments	—	—	(9)	(5,113)	—	—
Payments on termination	(2,302)	(1,484)	(11,475)	(9,115)	(20,143)	(9,922)
Loans - net	(1,059)	(5,803)	(2,127)	(3,482)	(2,247)	(3,600)
Policy maintenance charge	(6,534)	(6,337)	(27,303)	(25,471)	(16,965)	(17,916)
Transfers among the sub-accounts
and with the Fixed Account - net	(270)	782	13,665	(394)	(7,029)	3,699

Increase (decrease) in net assets
from policy transactions	1,810	(722)	32,644	17,827	(13,659)	8,460

INCREASE (DECREASE) IN NET ASSETS	1,334	1,313	32,726	17,853	(5,014)	(11,524)

NET ASSETS AT BEGINNING OF PERIOD	33,169	31,856	272,395	254,542	232,695	244,219

NET ASSETS AT END OF PERIOD	$34,503	$33,169	$305,121	$272,395	$227,681	$232,695

ACCUMULATION UNITS OUTSTANDING
Units outstanding at beginning of
period	1,950	1,991	19,869	18,471	11,743	11,329
Units issued	374	478	7,932	3,290	890	1,081
Units redeemed	(267)	(519)	(5,465)	(1,892)	(1,545)	(667)
Units outstanding at end of period	2,057	1,950	22,336	19,869	11,088	11,743

See notes to financial statements.

ALLSTATE LIFE OF NEW YORK VARIABLE LIFE SEPARATE ACCOUNT A

STATEMENTS OF CHANGES IN NET ASSETS
For the Years Ended December 31,

	Fidelity Variable		Fidelity Variable		Franklin
	Insurance Products Fund		Insurance Products Fund		Templeton Investments
	Sub-Account		Sub-Account		Sub-Account
					Franklin
					High Income
	VIP		VIP		VIP
	Real Estate		Value Strategies		Fund Class 1
	2015	2014	2015	2014	2015	2014
INCREASE (DECREASE) IN NET ASSETS
FROM OPERATIONS
Net investment income	$348	$234	$69	$65	$646	$1,134
Net realized gains (losses)	616	3,362	537	213	(148)	201
Change in unrealized gains (losses)	(288)	1,038	(749)	83	(1,491)	(906)

Increase (decrease) in net assets
from operations	676	4,634	(143)	361	(993)	429

INCREASE (DECREASE) IN NET ASSETS
FROM POLICY TRANSACTIONS
Deposits	4,749	6,216	2,780	2,313	3,648	4,529
Benefit payments	—	—	—	—	—	—
Payments on termination	(420)	(9,717)	(496)	(251)	(1,016)	(8,935)
Loans - net	129	(4,030)	(847)	231	(846)	232
Policy maintenance charge	(2,309)	(3,289)	(1,820)	(1,551)	(2,112)	(2,808)
Transfers among the sub-accounts
and with the Fixed Account - net	1,238	(371)	—	44	1,322	358

Increase (decrease) in net assets
from policy transactions	3,387	(11,191)	(383)	786	996	(6,624)

INCREASE (DECREASE) IN NET ASSETS	4,063	(6,557)	(526)	1,147	3	(6,195)

NET ASSETS AT BEGINNING OF PERIOD	14,071	20,628	6,266	5,119	10,323	16,518

NET ASSETS AT END OF PERIOD	$18,134	$14,071	$5,740	$6,266	$10,326	$10,323

ACCUMULATION UNITS OUTSTANDING
Units outstanding at beginning of
period	862	1,645	376	328	640	1,028
Units issued	298	251	109	98	226	186
Units redeemed	(89)	(1,034)	(130)	(50)	(163)	(574)
Units outstanding at end of period	1,071	862	355	376	703	640

See notes to financial statements.

ALLSTATE LIFE OF NEW YORK VARIABLE LIFE SEPARATE ACCOUNT A

STATEMENTS OF CHANGES IN NET ASSETS
For the Years Ended December 31,

	Franklin		Franklin		Franklin
	Templeton Investments		Templeton Investments		Templeton Investments
	Sub-Account		Sub-Account		Sub-Account
	Franklin		Franklin Mutual		Franklin
	Income		Global		Mutual
	VIP		Discovery		Shares
	Fund Class 1		VIP Fund Class 1		VIP Fund Class 1
	2015	2014	2015	2014	2015	2014
INCREASE (DECREASE) IN NET ASSETS
FROM OPERATIONS
Net investment income	$614	$616	$69	$38	$130	$84
Net realized gains (losses)	169	156	128	200	376	153
Change in unrealized gains (losses)	(1,650)	(270)	(287)	(130)	(685)	39

Increase (decrease) in net assets
from operations	(867)	502	(90)	108	(179)	276

INCREASE (DECREASE) IN NET ASSETS
FROM POLICY TRANSACTIONS
Deposits	3,114	3,915	1,320	1,169	1,419	1,519
Benefit payments	—	—	—	—	—	—
Payments on termination	(3,627)	(701)	(7)	(345)	(311)	(55)
Loans - net	—	—	(4)	(376)	—	—
Policy maintenance charge	(1,851)	(2,267)	(698)	(692)	(1,195)	(1,149)
Transfers among the sub-accounts
and with the Fixed Account - net	495	3,571	37	45	163	(17)

Increase (decrease) in net assets
from policy transactions	(1,869)	4,518	648	(199)	76	298

INCREASE (DECREASE) IN NET ASSETS	(2,736)	5,020	558	(91)	(103)	574

NET ASSETS AT BEGINNING OF PERIOD	15,824	10,804	1,871	1,962	3,921	3,347

NET ASSETS AT END OF PERIOD	$13,088	$15,824	$2,429	$1,871	$3,818	$3,921

ACCUMULATION UNITS OUTSTANDING
Units outstanding at beginning of
period	1,063	761	120	134	267	245
Units issued	160	404	49	43	41	63
Units redeemed	(279)	(102)	(8)	(57)	(35)	(41)
Units outstanding at end of period	944	1,063	161	120	273	267

See notes to financial statements.

ALLSTATE LIFE OF NEW YORK VARIABLE LIFE SEPARATE ACCOUNT A

STATEMENTS OF CHANGES IN NET ASSETS
For the Years Ended December 31,

	Franklin		Franklin		Franklin
	Templeton Investments		Templeton Investments		Templeton Investments
	Sub-Account		Sub-Account		Sub-Account
	Franklin		Franklin		Franklin
	Small		Small-Mid		Strategic
	Cap Value		Cap Growth		Income
	VIP Fund Class 1		VIP Fund Class 1		VIP Fund Class 1
	2015	2014	2015	2014	2015	2014
INCREASE (DECREASE) IN NET ASSETS
FROM OPERATIONS
Net investment income	$294	$253	$—	$—	$415	$298
Net realized gains (losses)	4,714	3,386	3,358	2,601	(35)	137
Change in unrealized gains (losses)	(7,496)	(3,254)	(3,520)	(1,584)	(631)	(282)

Increase (decrease) in net assets
from operations	(2,488)	385	(162)	1,017	(251)	153

INCREASE (DECREASE) IN NET ASSETS
FROM POLICY TRANSACTIONS
Deposits	7,181	8,605	3,805	4,442	2,688	2,578
Benefit payments	—	—	—	—	—	—
Payments on termination	(273)	(1,454)	(2,211)	(286)	(528)	(3,146)
Loans - net	—	—	(504)	—	—	—
Policy maintenance charge	(4,144)	(3,969)	(2,674)	(2,637)	(994)	(1,057)
Transfers among the sub-accounts
and with the Fixed Account - net	1,012	(673)	281	(199)	(56)	(25)

Increase (decrease) in net assets
from policy transactions	3,776	2,509	(1,303)	1,320	1,110	(1,650)

INCREASE (DECREASE) IN NET ASSETS	1,288	2,894	(1,465)	2,337	859	(1,497)

NET ASSETS AT BEGINNING OF PERIOD	31,981	29,087	14,307	11,970	5,620	7,117

NET ASSETS AT END OF PERIOD	$33,269	$31,981	$12,842	$14,307	$6,479	$5,620

ACCUMULATION UNITS OUTSTANDING
Units outstanding at beginning of
period	1,853	1,700	806	726	376	486
Units issued	294	423	143	148	155	144
Units redeemed	(70)	(270)	(207)	(68)	(81)	(254)
Units outstanding at end of period	2,077	1,853	742	806	450	376

See notes to financial statements.

ALLSTATE LIFE OF NEW YORK VARIABLE LIFE SEPARATE ACCOUNT A

STATEMENTS OF CHANGES IN NET ASSETS
For the Years Ended December 31,

	Franklin		Franklin
	Templeton Investments		Templeton Investments		Ibbotson Fund
	Sub-Account		Sub-Account		Sub-Account
	Franklin		Templeton		Aggressive
	U.S. Government		Global		Growth
	Securities		Bond		ETF Asset
	VIP Fund Class 1		VIP Fund Class 1		Allocation
	2015	2014	2015	2014	2015	2014
INCREASE (DECREASE) IN NET ASSETS
FROM OPERATIONS
Net investment income	$426	$469	$1,728	$1,132	$2,279	$1,520
Net realized gains (losses)	(56)	$(34)	39	68	4,005	5,219
Change in unrealized gains (losses)	(253)	150	(2,699)	(714)	(10,652)	(1,484)

Increase (decrease) in net assets
from operations	117	585	(932)	486	(4,368)	5,255

INCREASE (DECREASE) IN NET ASSETS
FROM POLICY TRANSACTIONS
Deposits	1,134	1,528	3,524	3,860	73,529	67,034
Benefit payments	—	—	—	—	—	—
Payments on termination	(908)	(246)	(531)	(3,564)	(8,502)	(21,619)
Loans - net	—	—	(4)	(376)	(62)	(4,028)
Policy maintenance charge	(1,143)	(1,293)	(2,401)	(2,735)	(42,680)	(36,988)
Transfers among the sub-accounts
and with the Fixed Account - net	48	104	328	441	2,617	6,939

Increase (decrease) in net assets
from policy transactions	(869)	93	916	(2,374)	24,902	11,337

INCREASE (DECREASE) IN NET ASSETS	(752)	678	(16)	(1,888)	20,534	16,593

NET ASSETS AT BEGINNING OF PERIOD	16,575	15,897	22,358	24,246	134,215	117,622

NET ASSETS AT END OF PERIOD	$15,823	$16,575	$22,342	$22,358	$154,749	$134,215

ACCUMULATION UNITS OUTSTANDING
Units outstanding at beginning of
period	1,314	1,306	1,358	1,504	10,261	9,419
Units issued	52	74	130	144	2,980	3,263
Units redeemed	(120)	(66)	(73)	(290)	(1,089)	(2,421)
Units outstanding at end of period	1,246	1,314	1,415	1,358	12,152	10,261

See notes to financial statements.

ALLSTATE LIFE OF NEW YORK VARIABLE LIFE SEPARATE ACCOUNT A

STATEMENTS OF CHANGES IN NET ASSETS
For the Years Ended December 31,

	Ibbotson Fund		Ibbotson Fund		Ibbotson Fund
	Sub-Account		Sub-Account		Sub-Account
	Balanced		Conservative		Growth
	ETF		ETF		ETF
	Asset		Asset		Asset
	Allocation		Allocation		Allocation
	2015	2014	2015	2014	2015	2014
INCREASE (DECREASE) IN NET ASSETS
FROM OPERATIONS
Net investment income	$4,272	$3,004	$585	$455	$4,448	$2,941
Net realized gains (losses)	7,651	4,916	991	576	7,693	8,276
Change in unrealized gains (losses)	(17,055)	762	(1,975)	(175)	(19,076)	433

Increase (decrease) in net assets
from operations	(5,132)	8,682	(399)	856	(6,935)	11,650

INCREASE (DECREASE) IN NET ASSETS
FROM POLICY TRANSACTIONS
Deposits	99,448	92,520	19,898	20,262	107,545	106,512
Benefit payments	—	—	—	—	—	—
Payments on termination	(6,332)	(18,794)	(6,059)	(1,254)	(14,549)	(30,360)
Loans - net	(4,000)	—	—	(8)	8,786	(5,862)
Policy maintenance charge	(57,850)	(49,368)	(9,713)	(9,881)	(56,709)	(53,626)
Transfers among the sub-accounts
and with the Fixed Account - net	4,749	3,958	93	928	3,084	768

Increase (decrease) in net assets
from policy transactions	36,015	28,316	4,219	10,047	48,157	17,432

INCREASE (DECREASE) IN NET ASSETS	30,883	36,998	3,820	10,903	41,222	29,082

NET ASSETS AT BEGINNING OF PERIOD	220,303	183,305	36,432	25,529	243,341	214,259

NET ASSETS AT END OF PERIOD	$251,186	$220,303	$40,252	$36,432	$284,563	$243,341

ACCUMULATION UNITS OUTSTANDING
Units outstanding at beginning of
period	16,263	14,179	2,919	2,109	17,841	16,478
Units issued	3,692	3,906	872	1,084	5,530	5,158
Units redeemed	(1,026)	(1,822)	(535)	(274)	(1,893)	(3,795)
Units outstanding at end of period	18,929	16,263	3,256	2,919	21,478	17,841

See notes to financial statements.

ALLSTATE LIFE OF NEW YORK VARIABLE LIFE SEPARATE ACCOUNT A

STATEMENTS OF CHANGES IN NET ASSETS
For the Years Ended December 31,

	Ibbotson Fund		Invesco Funds		Invesco Funds
	Sub-Account		Sub-Account		Sub-Account

	Income and Growth
	ETF		Invesco V.I.		Invesco V.I.
	Asset Allocation		American Franchise		American Value
	2015	2014	2015	2014	2015	2014
INCREASE (DECREASE) IN NET ASSETS
FROM OPERATIONS
Net investment income	$1,604	$998	$—	$89	$12	$20
Net realized gains (losses)	3,533	1,608	10,080	7,607	777	539
Change in unrealized gains (losses)	(6,567)	(602)	618	9,348	(1,093)	(156)

Increase (decrease) in net assets
from operations	(1,430)	2,004	10,698	17,044	(304)	403

INCREASE (DECREASE) IN NET ASSETS
FROM POLICY TRANSACTIONS
Deposits	43,941	39,705	19,572	21,950	1,642	1,930
Benefit payments	—	—	—	(3,051)	—	—
Payments on termination	(8,081)	(4,726)	(13,565)	(10,878)	—	(293)
Loans - net	—	—	(9,188)	(5,847)	(1,132)	—
Policy maintenance charge	(18,246)	(16,756)	(14,763)	(14,927)	(1,259)	(1,220)
Transfers among the sub-accounts
and with the Fixed Account - net	(680)	528	(129)	(2,605)	169	(65)

Increase (decrease) in net assets
from policy transactions	16,934	18,751	(18,073)	(15,358)	(580)	352

INCREASE (DECREASE) IN NET ASSETS	15,504	20,755	(7,375)	1,686	(884)	755

NET ASSETS AT BEGINNING OF PERIOD	70,414	49,659	215,867	214,181	4,514	3,759

NET ASSETS AT END OF PERIOD	$85,918	$70,414	$208,492	$215,867	$3,630	$4,514

ACCUMULATION UNITS OUTSTANDING
Units outstanding at beginning of
period	5,461	3,991	14,569	15,676	250	228
Units issued	2,036	2,046	647	1,001	65	65
Units redeemed	(731)	(576)	(1,816)	(2,108)	(94)	(44)
Units outstanding at end of period	6,766	5,461	13,400	14,569	221	250

See notes to financial statements.

ALLSTATE LIFE OF NEW YORK VARIABLE LIFE SEPARATE ACCOUNT A

STATEMENTS OF CHANGES IN NET ASSETS
For the Years Ended December 31,

	Invesco Funds		Invesco Funds		Invesco Funds
	Sub-Account		Sub-Account		Sub-Account

					Invesco V.I.
	Invesco V.I.		Invesco V.I.		Growth and Income Fund
	Core Equity		Government Securities		- Series I
	2015	2014	2015	2014	2015	2014
INCREASE (DECREASE) IN NET ASSETS
FROM OPERATIONS
Net investment income	$223	$188	$964	$1,273	$6,814	$3,873
Net realized gains (losses)	3,599	472	(18)	(60)	37,672	31,032
Change in unrealized gains (losses)	(4,871)	1,020	(800)	390	(51,362)	(13,383)

Increase (decrease) in net assets
from operations	(1,049)	1,680	146	1,603	(6,876)	21,522

INCREASE (DECREASE) IN NET ASSETS
FROM POLICY TRANSACTIONS
Deposits	3,559	4,074	7,663	9,796	22,965	26,449
Benefit payments	—	—	—	—	—	(3,106)
Payments on termination	(4,192)	—	(210)	(1,802)	(8,881)	(13,860)
Loans - net	17	(335)	(1,113)	(1,211)	(282)	(308)
Policy maintenance charge	(1,471)	(1,742)	(5,016)	(7,079)	(13,983)	(16,379)
Transfers among the sub-accounts
and with the Fixed Account - net	(723)	(1,026)	1,266	1,967	7,862	(351)

Increase (decrease) in net assets
from policy transactions	(2,810)	971	2,590	1,671	7,681	(7,555)

INCREASE (DECREASE) IN NET ASSETS	(3,859)	2,651	2,736	3,274	805	13,967

NET ASSETS AT BEGINNING OF PERIOD	22,750	20,099	41,327	38,053	227,150	213,183

NET ASSETS AT END OF PERIOD	$18,891	$22,750	$44,063	$41,327	$227,955	$227,150

ACCUMULATION UNITS OUTSTANDING
Units outstanding at beginning of
period	1,234	1,179	3,722	3,569	7,354	7,889
Units issued	105	113	449	538	661	519
Units redeemed	(251)	(58)	(216)	(385)	(416)	(1,054)
Units outstanding at end of period	1,088	1,234	3,955	3,722	7,599	7,354

See notes to financial statements.

ALLSTATE LIFE OF NEW YORK VARIABLE LIFE SEPARATE ACCOUNT A

STATEMENTS OF CHANGES IN NET ASSETS
For the Years Ended December 31,

	Invesco Funds		Invesco Funds		Invesco Funds
	Sub-Account		Sub-Account		Sub-Account

			Invesco V.I.
	Invesco V.I.		Mid Cap		Invesco V.I.
	High Yield		Core Equity		Value Opportunity
	2015	2014	2015	2014	2015	2014
INCREASE (DECREASE) IN NET ASSETS
FROM OPERATIONS
Net investment income	$1,336	$1,224	$315	$39	$1,857	$1,014
Net realized gains (losses)	62	156	9,550	12,419	7,210	3,457
Change in unrealized gains (losses)	(2,187)	(931)	(13,797)	(8,113)	(16,388)	696

Increase (decrease) in net assets
from operations	(789)	449	(3,932)	4,345	(7,321)	5,167

INCREASE (DECREASE) IN NET ASSETS
FROM POLICY TRANSACTIONS
Deposits	2,746	2,912	9,404	9,990	10,815	11,456
Benefit payments	—	—	—	—	—	—
Payments on termination	(873)	(2,201)	(12,471)	(5,593)	(8,599)	(11,347)
Loans - net	—	—	590	(596)	203	(3,077)
Policy maintenance charge	(2,032)	(2,297)	(5,500)	(6,244)	(5,364)	(5,841)
Transfers among the sub-accounts
and with the Fixed Account - net	654	888	1,111	220	957	(274)

Increase (decrease) in net assets
from policy transactions	495	(698)	(6,866)	(2,223)	(1,988)	(9,083)

INCREASE (DECREASE) IN NET ASSETS	(294)	(249)	(10,798)	2,122	(9,309)	(3,916)

NET ASSETS AT BEGINNING OF PERIOD	24,342	24,591	98,018	95,896	74,381	78,297

NET ASSETS AT END OF PERIOD	$24,048	$24,342	$87,220	$98,018	$65,072	$74,381

ACCUMULATION UNITS OUTSTANDING
Units outstanding at beginning of
period	1,980	2,035	4,604	4,705	4,497	5,047
Units issued	151	161	295	278	478	385
Units redeemed	(111)	(216)	(630)	(379)	(584)	(935)
Units outstanding at end of period	2,020	1,980	4,269	4,604	4,391	4,497

See notes to financial statements.

ALLSTATE LIFE OF NEW YORK VARIABLE LIFE SEPARATE ACCOUNT A

STATEMENTS OF CHANGES IN NET ASSETS
For the Years Ended December 31,

	Invesco
	Funds (Class II)		Janus Aspen Series		Janus Aspen Series
	Sub-Account		Sub-Account		Sub-Account

	Invesco V.I.
	Mid Cap Growth		Balanced		Enterprise
	2015	2014	2015	2014	2015	2014
INCREASE (DECREASE) IN NET ASSETS
FROM OPERATIONS
Net investment income	$—	$—	$214	$215	$116	$17
Net realized gains (losses)	76,607	10,389	562	736	1,920	3,393
Change in unrealized gains (losses)	(78,764)	5,605	(699)	18	(1,520)	(1,876)

Increase (decrease) in net assets
from operations	(2,157)	15,994	77	969	516	1,534

INCREASE (DECREASE) IN NET ASSETS
FROM POLICY TRANSACTIONS
Deposits	6,238	7,932	5,502	5,204	3,805	3,700
Benefit payments	—	—	—	—	—	—
Payments on termination	(164,295)	(12,294)	(1,293)	(2,290)	(514)	—
Loans - net	(156)	(5,604)	(4)	(495)	(613)	(7,842)
Policy maintenance charge	(4,098)	(4,498)	(3,605)	(4,244)	(1,789)	(1,591)
Transfers among the sub-accounts
and with the Fixed Account - net	1,073	(6,034)	(315)	11	(78)	1,071

Increase (decrease) in net assets
from policy transactions	(161,238)	(20,498)	285	(1,814)	811	(4,662)

INCREASE (DECREASE) IN NET ASSETS	(163,395)	(4,504)	362	(845)	1,327	(3,128)

NET ASSETS AT BEGINNING OF PERIOD	220,029	224,533	11,350	12,195	12,973	16,101

NET ASSETS AT END OF PERIOD	$56,634	$220,029	$11,712	$11,350	$14,300	$12,973

ACCUMULATION UNITS OUTSTANDING
Units outstanding at beginning of
period	9,058	9,955	663	772	744	1,039
Units issued	133	178	191	167	201	240
Units redeemed	(6,884)	(1,075)	(174)	(276)	(156)	(535)
Units outstanding at end of period	2,307	9,058	680	663	789	744

See notes to financial statements.

ALLSTATE LIFE OF NEW YORK VARIABLE LIFE SEPARATE ACCOUNT A

STATEMENTS OF CHANGES IN NET ASSETS
For the Years Ended December 31,

	Janus Aspen Series		Janus Aspen Series		Janus Aspen Series
	Sub-Account		Sub-Account		Sub-Account

	Flexible Bond		Forty Portfolio		Global Technology
	2015	2014	2015	2014	2015	2014
INCREASE (DECREASE) IN NET ASSETS
FROM OPERATIONS
Net investment income	$399	$563	$—	$114	$—	$—
Net realized gains (losses)	56	(20)	19,248	22,210	1,643	2,167
Change in unrealized gains (losses)	(422)	224	(8,961)	(16,039)	(1,193)	(1,347)

Increase (decrease) in net assets
from operations	33	767	10,287	6,285	450	820

INCREASE (DECREASE) IN NET ASSETS
FROM POLICY TRANSACTIONS
Deposits	1,840	1,965	11,432	11,788	2,468	2,590
Benefit payments	—	—	(1,363)	—	—	—
Payments on termination	—	(253)	(4,936)	(2,353)	—	(359)
Loans - net	—	—	(5,340)	(266)	(384)	(4,036)
Policy maintenance charge	(1,581)	(1,458)	(6,133)	(5,994)	(1,595)	(1,477)
Transfers among the sub-accounts
and with the Fixed Account - net	530	67	9,552	(491)	(50)	(268)

Increase (decrease) in net assets
from policy transactions	789	321	3,212	2,684	439	(3,550)

INCREASE (DECREASE) IN NET ASSETS	822	1,088	13,499	8,969	889	(2,730)

NET ASSETS AT BEGINNING OF PERIOD	16,580	15,492	78,133	69,164	8,924	11,654

NET ASSETS AT END OF PERIOD	$17,402	$16,580	$91,632	$78,133	$9,813	$8,924

ACCUMULATION UNITS OUTSTANDING
Units outstanding at beginning of
period	1,084	1,063	2,882	2,772	469	671
Units issued	84	58	677	352	106	81
Units redeemed	(33)	(37)	(530)	(242)	(83)	(283)
Units outstanding at end of period	1,135	1,084	3,029	2,882	492	469

See notes to financial statements.

ALLSTATE LIFE OF NEW YORK VARIABLE LIFE SEPARATE ACCOUNT A

STATEMENTS OF CHANGES IN NET ASSETS
For the Years Ended December 31,

					Janus Aspen
	Janus Aspen Series		Janus Aspen Series		Series (Service Shares)
	Sub-Account		Sub-Account		Sub-Account

	Mid Cap Value		Overseas		Balanced (Service Shares)
	2015	2014	2015	2014	2015	2014
INCREASE (DECREASE) IN NET ASSETS
FROM OPERATIONS
Net investment income	$63	$53	$101	$575	$4,952	$4,341
Net realized gains (losses)	467	889	(529)	1,499	11,703	8,370
Change in unrealized gains (losses)	(723)	(505)	(1,141)	(3,969)	(15,534)	9,865

Increase (decrease) in net assets
from operations	(193)	437	(1,569)	(1,895)	1,121	22,576

INCREASE (DECREASE) IN NET ASSETS
FROM POLICY TRANSACTIONS
Deposits	2,044	2,187	5,201	6,782	38,973	39,355
Benefit payments	—	—	—	—	—	—
Payments on termination	—	(168)	(249)	(17)	(19,109)	(813)
Loans - net	(23)	(2,876)	(495)	(10,553)	1,129	(5,284)
Policy maintenance charge	(941)	(916)	(2,504)	(3,354)	(22,585)	(22,370)
Transfers among the sub-accounts
and with the Fixed Account - net	287	201	(438)	(164)	(1,047)	(416)

Increase (decrease) in net assets
from policy transactions	1,367	(1,572)	1,515	7,306	(2,639)	10,472

INCREASE (DECREASE) IN NET ASSETS	1,174	(1,135)	(54)	(9,201)	(1,518)	33,048

NET ASSETS AT BEGINNING OF PERIOD	4,362	5,497	16,152	25,353	298,792	265,744

NET ASSETS AT END OF PERIOD	$5,536	$4,362	$16,098	$16,152	$297,274	$298,792

ACCUMULATION UNITS OUTSTANDING
Units outstanding at beginning of
period	267	366	1,972	2,728	10,621	10,225
Units issued	97	101	593	553	756	735
Units redeemed	(13)	(200)	(415)	(1,309)	(854)	(339)
Units outstanding at end of period	351	267	2,150	1,972	10,523	10,621

See notes to financial statements.

ALLSTATE LIFE OF NEW YORK VARIABLE LIFE SEPARATE ACCOUNT A

STATEMENTS OF CHANGES IN NET ASSETS
For the Years Ended December 31,

	Janus Aspen		Janus Aspen		Janus Aspen
	Series (Service Shares)		Series (Service Shares)		Series (Service Shares)
	Sub-Account		Sub-Account		Sub-Account

	Global Research (Service Shares)		Mid Cap Value (Service Shares)		Overseas (Service Shares)
	2015	2014	2015	2014	2015	2014
INCREASE (DECREASE) IN NET ASSETS
FROM OPERATIONS
Net investment income	$200	$332	$1,308	$1,596	$396	$2,322
Net realized gains (losses)	441	643	14,181	14,584	429	6,932
Change in unrealized gains (losses)	(1,567)	1,403	(20,209)	(5,821)	(7,886)	(19,024)

Increase (decrease) in net assets
from operations	(926)	2,378	(4,720)	10,359	(7,061)	(9,770)

INCREASE (DECREASE) IN NET ASSETS
FROM POLICY TRANSACTIONS
Deposits	4,009	4,177	16,565	17,322	12,191	12,595
Benefit payments	—	—	(2,509)	—	—	—
Payments on termination	(835)	(1,433)	(10,466)	(2,316)	(4,389)	(6,864)
Loans - net	(16)	50	(643)	(5,737)	(78)	(311)
Policy maintenance charge	(1,877)	(1,962)	(8,294)	(9,028)	(6,537)	(7,895)
Transfers among the sub-accounts
and with the Fixed Account - net	51	(581)	235	(1,409)	5,291	4,983

Increase (decrease) in net assets
from policy transactions	1,332	251	(5,112)	(1,168)	6,478	2,508

INCREASE (DECREASE) IN NET ASSETS	406	2,629	(9,832)	9,191	(583)	(7,262)

NET ASSETS AT BEGINNING OF PERIOD	36,220	33,591	132,766	123,575	73,048	80,310

NET ASSETS AT END OF PERIOD	$36,626	$36,220	$122,934	$132,766	$72,465	$73,048

ACCUMULATION UNITS OUTSTANDING
Units outstanding at beginning of
period	1,526	1,517	5,279	5,328	9,012	8,709
Units issued	109	109	458	450	1,558	1,419
Units redeemed	(51)	(100)	(662)	(499)	(767)	(1,116)
Units outstanding at end of period	1,584	1,526	5,075	5,279	9,803	9,012

See notes to financial statements.

ALLSTATE LIFE OF NEW YORK VARIABLE LIFE SEPARATE ACCOUNT A

STATEMENTS OF CHANGES IN NET ASSETS
For the Years Ended December 31,

	Lazard		Legg Mason Partners		Legg Mason Partners
	Retirement Series, Inc.		Variable Portfolios I, Inc.		Variable Portfolios I, Inc.
	Sub-Account		Sub-Account		Sub-Account
			Legg Mason		Legg Mason
			ClearBridge Variable		Western Assets
			Large Cap		Variable Global
	Emerging Markets Equity		Value Class I		High Yield Bond
	2015	2014	2015	2014	2015	2014
INCREASE (DECREASE) IN NET ASSETS
FROM OPERATIONS
Net investment income	$308	$473	$2,094	$2,477	$5,864	$7,379
Net realized gains (losses)	25	513	5,487	8,885	(1,251)	644
Change in unrealized gains (losses)	(5,965)	(2,235)	(11,443)	(9,330)	(10,193)	(8,894)

Increase (decrease) in net assets
from operations	(5,632)	(1,249)	(3,862)	2,032	(5,580)	(871)

INCREASE (DECREASE) IN NET ASSETS
FROM POLICY TRANSACTIONS
Deposits	3,330	2,643	15,816	2,576	12,925	14,526
Benefit payments	—	—	—	—	—	—
Payments on termination	—	(1,411)	(7,868)	(682)	(12,295)	(16,802)
Loans - net	413	155	(3,699)	359	(217)	(341)
Policy maintenance charge	(1,410)	(1,601)	(9,018)	(1,776)	(7,227)	(7,781)
Transfers among the sub-accounts
and with the Fixed Account - net	444	315	769	117,808	2,842	2,072

Increase (decrease) in net assets
from policy transactions	2,777	101	(4,000)	118,285	(3,972)	(8,326)

INCREASE (DECREASE) IN NET ASSETS	(2,855)	(1,148)	(7,862)	120,317	(9,552)	(9,197)

NET ASSETS AT BEGINNING OF PERIOD	26,483	27,631	144,933	24,616	98,874	108,071

NET ASSETS AT END OF PERIOD	$23,628	$26,483	$137,071	$144,933	$89,322	$98,874

ACCUMULATION UNITS OUTSTANDING
Units outstanding at beginning of
period	510	507	6,319	1,198	4,986	5,387
Units issued	74	50	376	5,194	538	482
Units redeemed	(15)	(47)	(543)	(73)	(740)	(883)
Units outstanding at end of period	569	510	6,152	6,319	4,784	4,986

See notes to financial statements.

ALLSTATE LIFE OF NEW YORK VARIABLE LIFE SEPARATE ACCOUNT A

STATEMENTS OF CHANGES IN NET ASSETS
For the Years Ended December 31,

	MFS Variable		MFS Variable		MFS Variable
	Insurance Trust		Insurance Trust		Insurance Trust
	Sub-Account		Sub-Account		Sub-Account

			MFS Investors
	MFS High		Growth
	Yield Portfolio		Stock (*)		MFS Investors Trust
	2015	2014	2015	2014	2015	2014
INCREASE (DECREASE) IN NET ASSETS
FROM OPERATIONS
Net investment income	$3,731	$3,332	$411	$239	$141	$128
Net realized gains (losses)	(172)	698	14,819	3,623	1,805	1,218
Change in unrealized gains (losses)	(5,630)	(1,877)	(14,572)	1,126	(1,929)	69

Increase (decrease) in net assets
from operations	(2,071)	2,153	658	4,988	17	1,415

INCREASE (DECREASE) IN NET ASSETS
FROM POLICY TRANSACTIONS
Deposits	8,593	10,908	1,229	5,840	1,660	1,840
Benefit payments	—	—	—	—	—	—
Payments on termination	(5,253)	(18,405)	—	(1,918)	(129)	(91)
Loans - net	(1,870)	(2,117)	133	(734)	144	137
Policy maintenance charge	(4,883)	(5,713)	(884)	(3,472)	(935)	(964)
Transfers among the sub-accounts
and with the Fixed Account - net	624	900	(49,938)	249	(57)	(15)

Increase (decrease) in net assets
from policy transactions	(2,789)	(14,427)	(49,460)	(35)	683	907

INCREASE (DECREASE) IN NET ASSETS	(4,860)	(12,274)	(48,802)	4,953	700	2,322

NET ASSETS AT BEGINNING OF PERIOD	53,969	66,243	48,802	43,849	14,484	12,162

NET ASSETS AT END OF PERIOD	$49,109	$53,969	$—	$48,802	$15,184	$14,484

ACCUMULATION UNITS OUTSTANDING
Units outstanding at beginning of
period	5,047	6,368	2,095	2,098	620	579
Units issued	521	747	33	163	57	68
Units redeemed	(774)	(2,068)	2,128	(166)	(28)	(27)
Units outstanding at end of period	4,794	5,047	—	2,095	649	620

(*) See Note 2 for disclosure of changes in sub-accounts and to the names of funds during 2015.

See notes to financial statements.

ALLSTATE LIFE OF NEW YORK VARIABLE LIFE SEPARATE ACCOUNT A

STATEMENTS OF CHANGES IN NET ASSETS
For the Years Ended December 31,

	MFS Variable	MFS Variable		MFS Variable
	Insurance Trust	Insurance Trust		Insurance Trust
	Sub-Account	Sub-Account		Sub-Account
	MFS Mass
	Investors Growth
	Stock Series -	MFS New		MFS
	Initial Class (*)	Discovery		Total Return
	2015	2015	2014	2015	2014
INCREASE (DECREASE) IN NET ASSETS
FROM OPERATIONS
Net investment income	$238	$—	$—	$2,164	$1,695
Net realized gains (losses)	2,731	22,272	68,337	3,711	6,308
Change in unrealized gains (losses)	(3,644)	(29,661)	(91,536)	(6,249)	(1,050)

Increase (decrease) in net assets
from operations	(675)	(7,389)	(23,199)	(374)	6,953

INCREASE (DECREASE) IN NET ASSETS
FROM POLICY TRANSACTIONS
Deposits	3,702	17,379	17,860	13,651	16,244
Benefit payments	—	—	(3,739)	—	—
Payments on termination	(2,765)	(155,560)	(4,131)	(2,649)	(21,747)
Loans - net	(18)	(2,274)	(10,049)	1,022	1,228
Policy maintenance charge	(2,698)	(9,728)	(10,131)	(6,713)	(8,010)
Transfers among the sub-accounts
and with the Fixed Account - net	49,967	1,467	8,701	88	15

Increase (decrease) in net assets
from policy transactions	48,188	(148,716)	(1,489)	5,399	(12,270)

INCREASE (DECREASE) IN NET ASSETS	47,513	(156,105)	(24,688)	5,025	(5,317)

NET ASSETS AT BEGINNING OF PERIOD		299,458	324,146	78,518	83,835

NET ASSETS AT END OF PERIOD	$47,513	$143,353	$299,458	$83,543	$78,518

ACCUMULATION UNITS OUTSTANDING
Units outstanding at beginning of
period	—	7,095	7,122	2,824	3,272
Units issued	5,249	217	420	338	364
Units redeemed	(430)	3,850	(447)	(146)	(812)
Units outstanding at end of period	4,819	3,462	7,095	3,016	2,824

(*) See Note 2 for disclosure of changes in sub-accounts and to the names of funds during 2015.

See notes to financial statements.

ALLSTATE LIFE OF NEW YORK VARIABLE LIFE SEPARATE ACCOUNT A

STATEMENTS OF CHANGES IN NET ASSETS
For the Years Ended December 31,

	MFS Variable		MFS Variable		Oppenheimer
	Insurance Trust		Insurance Trust		Variable Account Funds
	Sub-Account		Sub-Account		Sub-Account

					Oppenheimer
	MFS		MFS		Conservative
	Utilities		Value		Balance Fund (*)
	2015	2014	2015	2014	2015	2014
INCREASE (DECREASE) IN NET ASSETS
FROM OPERATIONS
Net investment income	$2,842	$1,621	$1,383	$1,220	$195	$159
Net realized gains (losses)	6,119	6,506	3,709	12,761	238	125
Change in unrealized gains (losses)	(18,955)	844	(5,555)	(6,719)	(331)	351

Increase (decrease) in net assets
from operations	(9,994)	8,971	(463)	7,262	102	635

INCREASE (DECREASE) IN NET ASSETS
FROM POLICY TRANSACTIONS
Deposits	8,256	8,715	8,185	8,850	4,776	3,791
Benefit payments	—	(1,561)	—	—	—	—
Payments on termination	(6,041)	(7,566)	(480)	(17,236)	(1,098)	(571)
Loans - net	(377)	(3,450)	248	(1,508)	—	—
Policy maintenance charge	(4,369)	(4,912)	(3,867)	(5,322)	(2,907)	(2,400)
Transfers among the sub-accounts
and with the Fixed Account - net	1,973	(685)	(79)	(12,343)	884	59

Increase (decrease) in net assets
from policy transactions	(558)	(9,459)	4,007	(27,559)	1,655	879

INCREASE (DECREASE) IN NET ASSETS	(10,552)	(488)	3,544	(20,297)	1,757	1,514

NET ASSETS AT BEGINNING OF PERIOD	69,946	70,434	56,724	77,021	8,995	7,481

NET ASSETS AT END OF PERIOD	$59,394	$69,946	$60,268	$56,724	$10,752	$8,995

ACCUMULATION UNITS OUTSTANDING
Units outstanding at beginning of
period	1,261	1,432	2,242	3,364	809	729
Units issued	164	97	189	237	281	158
Units redeemed	(172)	(268)	(31)	(1,359)	(131)	(78)
Units outstanding at end of period	1,253	1,261	2,400	2,242	959	809

(*) See Note 2 for disclosure of changes in sub-accounts and to the names of funds during 2015.

See notes to financial statements.

ALLSTATE LIFE OF NEW YORK VARIABLE LIFE SEPARATE ACCOUNT A

STATEMENTS OF CHANGES IN NET ASSETS
For the Years Ended December 31,

	Oppenheimer		Oppenheimer		Oppenheimer
	Variable Account Funds		Variable Account Funds		Variable Account Funds
	Sub-Account		Sub-Account		Sub-Account

			Oppenheimer
	Oppenheimer		Discovery		Oppenheimer
	Core Bond		MidCap Growth		Equity Income
	2015	2014	2015	2014	2015	2014
INCREASE (DECREASE) IN NET ASSETS
FROM OPERATIONS
Net investment income	$137	$142	$—	$—	$211	$115
Net realized gains (losses)	1	9	14,140	5,874	721	1,554
Change in unrealized gains (losses)	(111)	41	(6,558)	784	(1,592)	(948)

Increase (decrease) in net assets
from operations	27	192	7,582	6,658	(660)	721

INCREASE (DECREASE) IN NET ASSETS
FROM POLICY TRANSACTIONS
Deposits	1,228	1,086	12,656	15,875	1,966	2,741
Benefit payments	—	—	—	—	—	—
Payments on termination	—	(144)	(5,670)	(13,990)	—	(4,519)
Loans - net	—	—	(964)	(275)	(504)	—
Policy maintenance charge	(623)	(534)	(9,547)	(8,249)	(1,449)	(1,493)
Transfers among the sub-accounts
and with the Fixed Account - net	72	14	(804)	486	161	(211)

Increase (decrease) in net assets
from policy transactions	677	422	(4,329)	(6,153)	174	(3,482)

INCREASE (DECREASE) IN NET ASSETS	704	614	3,253	505	(486)	(2,761)

NET ASSETS AT BEGINNING OF PERIOD	3,118	2,504	114,077	113,572	7,146	9,907

NET ASSETS AT END OF PERIOD	$3,822	$3,118	$117,330	$114,077	$6,660	$7,146

ACCUMULATION UNITS OUTSTANDING
Units outstanding at beginning of
period	328	282	6,030	6,351	402	618
Units issued	79	69	233	495	76	92
Units redeemed	(9)	(23)	(445)	(816)	(63)	(308)
Units outstanding at end of period	398	328	5,818	6,030	415	402

See notes to financial statements.

ALLSTATE LIFE OF NEW YORK VARIABLE LIFE SEPARATE ACCOUNT A

STATEMENTS OF CHANGES IN NET ASSETS
For the Years Ended December 31,

	Oppenheimer		Oppenheimer		Oppenheimer
	Variable Account Funds		Variable Account Funds		Variable Account Funds
	Sub-Account		Sub-Account		Sub-Account

			Oppenheimer		Oppenheimer
	Oppenheimer		Global Strategic		Main Street
	Global		Income		Small Cap
	2015	2014	2015	2014	2015	2014
INCREASE (DECREASE) IN NET ASSETS
FROM OPERATIONS
Net investment income	$83	$66	$264	$178	$5,489	$5,201
Net realized gains (losses)	528	416	(41)	—	99,304	109,482
Change in unrealized gains (losses)	(465)	(338)	(335)	(68)	(141,317)	(46,147)

Increase (decrease) in net assets
from operations	146	144	(112)	110	(36,524)	68,536

INCREASE (DECREASE) IN NET ASSETS
FROM POLICY TRANSACTIONS
Deposits	2,306	1,901	1,642	1,371	64,709	71,702
Benefit payments	—	—	—	—	(1,631)	—
Payments on termination	(329)	(278)	—	(62)	(26,150)	(58,410)
Loans - net	—	—	—	—	(6,430)	(12,134)
Policy maintenance charge	(1,280)	(1,387)	(1,301)	(1,228)	(38,182)	(39,765)
Transfers among the sub-accounts
and with the Fixed Account - net	514	46	41	69	(2,708)	(2,343)

Increase (decrease) in net assets
from policy transactions	1,211	282	382	150	(10,392)	(40,950)

INCREASE (DECREASE) IN NET ASSETS	1,357	426	270	260	(46,916)	27,586

NET ASSETS AT BEGINNING OF PERIOD	6,066	5,640	4,284	4,024	632,391	604,805

NET ASSETS AT END OF PERIOD	$7,423	$6,066	$4,554	$4,284	$585,475	$632,391

ACCUMULATION UNITS OUTSTANDING
Units outstanding at beginning of
period	414	394	321	310	14,939	16,172
Units issued	122	68	99	77	775	1,097
Units redeemed	(49)	(48)	(70)	(66)	(1,003)	(2,330)
Units outstanding at end of period	487	414	350	321	14,711	14,939

See notes to financial statements.

ALLSTATE LIFE OF NEW YORK VARIABLE LIFE SEPARATE ACCOUNT A

STATEMENTS OF CHANGES IN NET ASSETS
For the Years Ended December 31,

	Oppenheimer Variable		Panorama		PIMCO Variable
	Account Funds (SS)		Series Fund, Inc.		Insurance Trust
	Sub-Account		Sub-Account		Sub-Account

	Oppenheimer		Oppenheimer
	Global (SS)		International Growth		Foreign Bond
	2015	2014	2015	2014	2015	2014
INCREASE (DECREASE) IN NET ASSETS
FROM OPERATIONS
Net investment income	$3,933	$2,995	$1,071	$1,895	$1,573	$857
Net realized gains (losses)	32,051	28,175	28,462	4,897	473	407
Change in unrealized gains (losses)	(22,409)	(23,934)	(27,184)	(18,783)	(1,865)	3,723

Increase (decrease) in net assets
from operations	13,575	7,236	2,349	(11,991)	181	4,987

INCREASE (DECREASE) IN NET ASSETS
FROM POLICY TRANSACTIONS
Deposits	47,856	54,220	15,574	14,997	7,069	7,469
Benefit payments	—	(5,450)	—	—	—	—
Payments on termination	(21,035)	(29,178)	(70,264)	(1,475)	(1,116)	(4,103)
Loans - net	(5,866)	(6,327)	(1,805)	271	(1,597)	(721)
Policy maintenance charge	(25,059)	(26,153)	(8,881)	(8,435)	(3,524)	(3,534)
Transfers among the sub-accounts
and with the Fixed Account - net	(4,861)	(4,662)	44	1,286	(92)	(82)

Increase (decrease) in net assets
from policy transactions	(8,965)	(17,550)	(65,332)	6,644	740	(971)

INCREASE (DECREASE) IN NET ASSETS	4,610	(10,314)	(62,983)	(5,347)	921	4,016

NET ASSETS AT BEGINNING OF PERIOD	349,994	360,308	157,469	162,816	49,645	45,629

NET ASSETS AT END OF PERIOD	$354,604	$349,994	$94,486	$157,469	$50,566	$49,645

ACCUMULATION UNITS OUTSTANDING
Units outstanding at beginning of
period	15,222	15,993	5,016	4,734	2,394	2,446
Units issued	1,062	1,218	445	487	185	191
Units redeemed	(1,408)	(1,989)	(1,946)	(205)	(148)	(243)
Units outstanding at end of period	14,876	15,222	3,515	5,016	2,431	2,394

See notes to financial statements.

ALLSTATE LIFE OF NEW YORK VARIABLE LIFE SEPARATE ACCOUNT A

STATEMENTS OF CHANGES IN NET ASSETS
For the Years Ended December 31,

	PIMCO Variable		PIMCO Variable		PIMCO Variable
	Insurance Trust		Insurance Trust		Insurance Trust
	Sub-Account		Sub-Account		Sub-Account

			PIMCO		PIMCO
	Money Market		Real Return		Total Return
	2015	2014	2015	2014	2015	2014
INCREASE (DECREASE) IN NET ASSETS
FROM OPERATIONS
Net investment income	$15	$9	$4,391	$1,544	$9,804	$4,136
Net realized gains (losses)	16	1	(412)	(142)	2,593	338
Change in unrealized gains (losses)	—	—	(6,810)	1,651	(11,486)	3,174

Increase (decrease) in net assets
from operations	31	10	(2,831)	3,053	911	7,648

INCREASE (DECREASE) IN NET ASSETS
FROM POLICY TRANSACTIONS
Deposits	25,254	27,855	17,118	19,416	25,569	27,409
Benefit payments	—	(1,007)	—	—	—	—
Payments on termination	(2,691)	(9,108)	(15,744)	(9,045)	(9,943)	(9,424)
Loans - net	(6,197)	(1,723)	(757)	(1,892)	(3,080)	(3,086)
Policy maintenance charge	(11,384)	(11,386)	(7,999)	(8,769)	(12,460)	(12,576)
Transfers among the sub-accounts
and with the Fixed Account - net	(3,588)	4,984	3,255	4,898	2,839	7,929

Increase (decrease) in net assets
from policy transactions	1,394	9,615	(4,127)	4,608	2,925	10,252

INCREASE (DECREASE) IN NET ASSETS	1,425	9,625	(6,958)	7,661	3,836	17,900

NET ASSETS AT BEGINNING OF PERIOD	134,519	124,894	109,041	101,380	192,141	174,241

NET ASSETS AT END OF PERIOD	$135,944	$134,519	$102,083	$109,041	$195,977	$192,141

ACCUMULATION UNITS OUTSTANDING
Units outstanding at beginning of
period	11,459	10,641	6,536	6,314	9,433	8,935
Units issued	1,278	2,176	900	1,029	959	1,184
Units redeemed	(1,159)	(1,358)	(1,147)	(807)	(814)	(686)
Units outstanding at end of period	11,578	11,459	6,289	6,536	9,578	9,433

See notes to financial statements.

ALLSTATE LIFE OF NEW YORK VARIABLE LIFE SEPARATE ACCOUNT A

STATEMENTS OF CHANGES IN NET ASSETS
For the Years Ended December 31,

	Putnam Variable		Putnam Variable		Rydex
	Trust (Class IA)		Trust (Class IA)		Variable Trust
	Sub-Account		Sub-Account		Sub-Account
					Guggenheim
	VT		VT		VT U.S.
	High Yield		International Value Fund		Long Short
	(Class IA)		(Class IA)		Equity Fund
	2015	2014	2015	2014	2015	2014
INCREASE (DECREASE) IN NET ASSETS
FROM OPERATIONS
Net investment income	$4,660	$4,027	$312	$1,370	$—	$—
Net realized gains (losses)	42	55	10,736	407	967	378
Change in unrealized gains (losses)	(8,181)	(2,932)	(10,679)	(10,486)	(545)	504

Increase (decrease) in net assets
from operations	(3,479)	1,150	369	(8,709)	422	882

INCREASE (DECREASE) IN NET ASSETS
FROM POLICY TRANSACTIONS
Deposits	7,351	7,954	3,441	3,856	3,926	3,953
Benefit payments	—	—	—	—	—	—
Payments on termination	(555)	(126)	(63,981)	(501)	(281)	(171)
Loans - net	38	(46)	(1,037)	(74)	(3,699)	(211)
Policy maintenance charge	(3,902)	(4,064)	(1,523)	(1,903)	(1,818)	(2,023)
Transfers among the sub-accounts
and with the Fixed Account - net	(3,747)	857	(2,145)	208	(41)	(1,398)

Increase (decrease) in net assets
from policy transactions	(815)	4,575	(65,245)	1,586	(1,913)	150

INCREASE (DECREASE) IN NET ASSETS	(4,294)	5,725	(64,876)	(7,123)	(1,491)	1,032

NET ASSETS AT BEGINNING OF PERIOD	68,567	62,842	85,382	92,505	33,202	32,170

NET ASSETS AT END OF PERIOD	$64,273	$68,567	$20,506	$85,382	$31,711	$33,202

ACCUMULATION UNITS OUTSTANDING
Units outstanding at beginning of
period	2,544	2,376	3,479	3,418	1,427	1,421
Units issued	196	212	115	130	115	109
Units redeemed	(226)	(44)	(2,743)	(69)	(196)	(103)
Units outstanding at end of period	2,514	2,544	851	3,479	1,346	1,427

See notes to financial statements.

ALLSTATE LIFE OF NEW YORK VARIABLE LIFE SEPARATE ACCOUNT A

STATEMENTS OF CHANGES IN NET ASSETS
For the Years Ended December 31,

	T. Rowe Price		T. Rowe Price		The
	Equity Series, Inc.		Equity Series, Inc.		Alger Portfolios
	Sub-Account		Sub-Account		Sub-Account

					Alger
	T. Rowe Price		T. Rowe Price		Balanced
	Blue Chip Growth		Equity Income		Class I-2
	2015	2014	2015	2014	2015	2014
INCREASE (DECREASE) IN NET ASSETS
FROM OPERATIONS
Net investment income	$—	$—	$7,350	$7,374	$35	$27
Net realized gains (losses)	15,280	13,517	23,301	13,265	31	51
Change in unrealized gains (losses)	4,786	4,267	(59,150)	10,168	(46)	31

Increase (decrease) in net assets
from operations	20,066	17,784	(28,499)	30,807	20	109

INCREASE (DECREASE) IN NET ASSETS
FROM POLICY TRANSACTIONS
Deposits	20,164	21,625	47,413	53,333	854	691
Benefit payments	—	—	(1,363)	—	—	—
Payments on termination	(25,835)	(22,505)	(39,032)	(35,274)	—	(210)
Loans - net	(110)	(1,690)	(16,137)	(2,935)	—	—
Policy maintenance charge	(15,281)	(15,704)	(22,484)	(25,272)	(547)	(466)
Transfers among the sub-accounts
and with the Fixed Account - net	(2,257)	845	4,704	328	190	(5)

Increase (decrease) in net assets
from policy transactions	(23,319)	(17,429)	(26,899)	(9,820)	497	10

INCREASE (DECREASE) IN NET ASSETS	(3,253)	355	(55,398)	20,987	517	119

NET ASSETS AT BEGINNING OF PERIOD	199,316	198,961	430,833	409,846	1,399	1,280

NET ASSETS AT END OF PERIOD	$196,063	$199,316	$375,435	$430,833	$1,916	$1,399

ACCUMULATION UNITS OUTSTANDING
Units outstanding at beginning of
period	7,926	8,637	13,974	14,273	103	103
Units issued	283	473	1,044	1,204	58	40
Units redeemed	(1,189)	(1,184)	(1,945)	(1,503)	(22)	(40)
Units outstanding at end of period	7,020	7,926	13,073	13,974	139	103

See notes to financial statements.

ALLSTATE LIFE OF NEW YORK VARIABLE LIFE SEPARATE ACCOUNT A

STATEMENTS OF CHANGES IN NET ASSETS
For the Years Ended December 31,

	The		The		The
	Alger Portfolios		Alger Portfolios		Alger Portfolios
	Sub-Account		Sub-Account		Sub-Account
			Alger		Alger
	Alger		Large Cap		MidCap
	Capital Appreciation		Growth		Growth
	Class I-2		Class I-2		Class I-2
	2015	2014	2015	2014	2015	2014
INCREASE (DECREASE) IN NET ASSETS
FROM OPERATIONS
Net investment income	$194	$218	$—	$394	$—	$—
Net realized gains (losses)	37,020	42,912	35,786	50,062	11,311	5,903
Change in unrealized gains (losses)	(22,694)	(13,716)	(30,664)	(25,020)	(15,374)	19,327

Increase (decrease) in net assets
from operations	14,520	29,414	5,122	25,436	(4,063)	25,230

INCREASE (DECREASE) IN NET ASSETS
FROM POLICY TRANSACTIONS
Deposits	29,389	26,959	29,255	30,143	38,345	38,864
Benefit payments	—	(3,524)	(1,412)	(3,247)	(4,212)	(3,215)
Payments on termination	(24,824)	(9,874)	(21,155)	(14,328)	(26,898)	(10,276)
Loans - net	(5,276)	(6,275)	(7,197)	(3,957)	(114)	(2,163)
Policy maintenance charge	(18,341)	(18,625)	(14,836)	(14,752)	(22,511)	(24,371)
Transfers among the sub-accounts
and with the Fixed Account - net	(2,055)	788	(2,135)	(3,426)	(1,531)	(1,670)

Increase (decrease) in net assets
from policy transactions	(21,107)	(10,551)	(17,480)	(9,567)	(16,921)	(2,831)

INCREASE (DECREASE) IN NET ASSETS	(6,587)	18,863	(12,358)	15,869	(20,984)	22,399

NET ASSETS AT BEGINNING OF PERIOD	239,775	220,912	255,284	239,415	341,098	318,699

NET ASSETS AT END OF PERIOD	$233,188	$239,775	$242,926	$255,284	$320,114	$341,098

ACCUMULATION UNITS OUTSTANDING
Units outstanding at beginning of
period	5,912	6,305	10,768	11,187	10,299	10,339
Units issued	578	514	691	867	697	724
Units redeemed	(917)	(907)	(1,341)	(1,286)	(1,087)	(764)
Units outstanding at end of period	5,573	5,912	10,118	10,768	9,909	10,299

See notes to financial statements.

ALLSTATE LIFE OF NEW YORK VARIABLE LIFE SEPARATE ACCOUNT A

STATEMENTS OF CHANGES IN NET ASSETS
For the Years Ended December 31,

	The Universal		The Universal		The Universal
	Institutional Funds, Inc.		Institutional Funds, Inc.		Institutional Funds, Inc.
	Sub-Account		Sub-Account		Sub-Account
	Morgan Stanley		Morgan Stanley		Morgan Stanley
	UIF		UIF		UIF
	Emerging Markets		Growth		U.S. Real Estate
	Class I		Class I		Class I
	2015	2014	2015	2014	2015	2014
INCREASE (DECREASE) IN NET ASSETS
FROM OPERATIONS
Net investment income	$99	$46	$—	$—	$1,666	$1,568
Net realized gains (losses)	1	227	10,136	6,201	1,343	1,665
Change in unrealized gains (losses)	(1,510)	(708)	(2,393)	(2,533)	(208)	24,898

Increase (decrease) in net assets
from operations	(1,410)	(435)	7,743	3,668	2,801	28,131

INCREASE (DECREASE) IN NET ASSETS
FROM POLICY TRANSACTIONS
Deposits	3,224	3,100	6,237	8,387	14,933	14,450
Benefit payments	—	—	—	—	—	—
Payments on termination	—	—	(719)	(1,181)	(1,165)	(3,896)
Loans - net	(12)	(1,503)	(940)	(878)	(325)	(1,211)
Policy maintenance charge	(1,362)	(1,338)	(3,824)	(7,254)	(9,548)	(9,228)
Transfers among the sub-accounts
and with the Fixed Account - net	722	439	309	(587)	(287)	(583)

Increase (decrease) in net assets
from policy transactions	2,572	698	1,063	(1,513)	3,608	(468)

INCREASE (DECREASE) IN NET ASSETS	1,162	263	8,806	2,155	6,409	27,663

NET ASSETS AT BEGINNING OF PERIOD	11,305	11,042	63,021	60,866	122,837	95,174

NET ASSETS AT END OF PERIOD	$12,467	$11,305	$71,827	$63,021	$129,246	$122,837

ACCUMULATION UNITS OUTSTANDING
Units outstanding at beginning of
period	1,309	1,221	2,222	2,275	2,846	2,860
Units issued	345	273	166	148	189	186
Units redeemed	(37)	(185)	(144)	(201)	(104)	(200)
Units outstanding at end of period	1,617	1,309	2,244	2,222	2,931	2,846

See notes to financial statements.

ALLSTATE LIFE OF NEW YORK VARIABLE LIFE SEPARATE ACCOUNT A

STATEMENTS OF CHANGES IN NET ASSETS
For the Years Ended December 31,

	Van Eck Worldwide		Van Eck Worldwide		Van Eck Worldwide
	Insurance Trust		Insurance Trust		Insurance Trust
	Sub-Account		Sub-Account		Sub-Account
					Van Eck
	Van Eck		Van Eck		Worldwide
	Worldwide		Worldwide		Multi-Manager
	Emerging Markets		Hard Assets		Alternatives (*)
	2015	2014	2015	2014	2015	2014
INCREASE (DECREASE) IN NET ASSETS
FROM OPERATIONS
Net investment income	$610	$616	$16	$62	$—	$—
Net realized gains (losses)	5,975	16,018	(5,620)	554	269	271
Change in unrealized gains (losses)	(23,019)	(17,139)	(8,314)	(13,403)	(321)	(439)

Increase (decrease) in net assets
from operations	(16,434)	(505)	(13,918)	(12,787)	(52)	(168)

INCREASE (DECREASE) IN NET ASSETS
FROM POLICY TRANSACTIONS
Deposits	14,786	15,606	10,471	8,430	847	1,977
Benefit payments	—	—	—	—	—	—
Payments on termination	(3,757)	(8,329)	(7,863)	(880)	—	—
Loans - net	(773)	(5,938)	(4,922)	(2,056)	30	(1,545)
Policy maintenance charge	(8,949)	(9,542)	(4,807)	(5,771)	(366)	(912)
Transfers among the sub-accounts
and with the Fixed Account - net	1,314	570	(8,840)	2,646	(15,938)	153

Increase (decrease) in net assets
from policy transactions	2,621	(7,633)	(15,961)	2,369	(15,427)	(327)

INCREASE (DECREASE) IN NET ASSETS	(13,813)	(8,138)	(29,879)	(10,418)	(15,479)	(495)

NET ASSETS AT BEGINNING OF PERIOD	115,762	123,900	58,329	68,747	15,479	15,974

NET ASSETS AT END OF PERIOD	$101,949	$115,762	$28,450	$58,329	$—	$15,479

ACCUMULATION UNITS OUTSTANDING
Units outstanding at beginning of
period	3,502	3,733	1,987	1,894	1,287	1,313
Units issued	267	236	408	250	60	117
Units redeemed	(183)	(467)	(939)	(157)	(1,347)	(143)
Units outstanding at end of period	3,586	3,502	1,456	1,987	—	1,287

(*) See Note 2 for disclosure of changes in sub-accounts and to the names of funds during 2015.

See notes to financial statements.

ALLSTATE LIFE OF NEW YORK VARIABLE LIFE SEPARATE ACCOUNT A
NOTES TO FINANCIAL STATEMENTS

1.Organization
Allstate Life of New York Variable Life Separate Account A (the “Account”), a unit investment trust registered with the Securities and Exchange Commission under the Investment Company Act of 1940, is a Separate Account of Allstate Life Insurance Company of New York (“Allstate New York”). The assets of the Account are legally segregated from those of Allstate New York. Allstate New York is wholly owned by Allstate Life Insurance Company, which is a wholly owned subsidiary of Allstate Insurance Company, which is wholly owned by Allstate Insurance Holdings, LLC, which is wholly owned by The Allstate Corporation. These financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (“GAAP”).
The assets within the Account are legally segregated from each other into sub-accounts (the “sub-accounts”). Allstate New York issues three life insurance policies, the Consultant Protector, the Consultant Accumulator, and Total Accumulator (collectively the “Policies”), the deposits of which are invested at the direction of the policyholders in the sub-accounts that comprise the Account. Consultant Accumulator and Consultant Protector accept additional deposits from existing policyholders but are closed to new policyholders. Absent any policy provisions wherein Allstate New York contractually guarantees a specified death benefit, variable life policyholders bear the investment risk that the sub-accounts may not meet their stated investment objectives. The sub-account names listed below correspond to the mutual fund portfolios (Fund or Funds) in which they invest:
AllianceBernstein Fund
VPS Growth and Income Class A
VPS International Growth Class A
VPS International Value Class A
VPS Small Cap Growth Class A
VPS Small/Mid Cap Value Class A
Deutsche Investments Variable Insurance Trust
Deutsche Equity 500 Index VIP Class A
Deutsche Small Cap Index VIP Class A
Deutsche Variable Series II
Deutsche Global Income Builder VIP
Class A
Fidelity Variable Insurance Products Fund
VIP Asset Manager
VIP Contrafund
VIP Emerging Markets
VIP Equity-Income
VIP Growth
VIP Growth & Income
VIP High Income
VIP Index 500
VIP Index 500 - Service Class
VIP Investment Grade Bond
VIP Mid Cap
VIP Money Market
VIP Overseas
VIP Real Estate
VIP Value Strategies
Franklin Templeton Investments
Franklin High Income VIP Fund Class 1
Franklin Income VIP Fund Class 1

Franklin Templeton Investments (continued)
Franklin Mutual Global Discovery
VIP Fund Class 1
Franklin Mutual Shares VIP Fund Class 1
Franklin Small Cap Value VIP Fund Class 1
Franklin Small-Mid Cap Growth VIP Fund Class 1
Franklin Strategic Income VIP Fund Class 1
Franklin U.S. Government Securities VIP Fund Class 1
Templeton Global Bond VIP Fund Class 1
Ibbotson Fund
Aggressive Growth ETF Asset Allocation
Balanced ETF Asset Allocation
Conservative ETF Asset Allocation
Growth ETF Asset Allocation
Income and Growth ETF Asset Allocation
Invesco Funds
Invesco V.I. American Franchise
Invesco V.I. American Value
Invesco V.I. Core Equity
Invesco V.I. Government Securities
Invesco V.I. Growth and Income
Fund-Series I
Invesco V.I. High Yield
Invesco V.I. Mid Cap Core Equity
Invesco V.I. Value Opportunity
Invesco Funds (Class II)
Invesco V.I. Mid Cap Growth
Janus Aspen Series
Balanced

ALLSTATE LIFE OF NEW YORK VARIABLE LIFE SEPARATE ACCOUNT A
NOTES TO FINANCIAL STATEMENTS

Janus Aspen Series (continued)
Enterprise

Flexible Bond
Forty Portfolio
Global Technology
Mid Cap Value
Overseas
Janus Aspen Series (Service Shares)
Balanced (Service Shares)
Global Research (Service Shares)
Mid Cap Value (Service Shares)
Overseas (Service Shares)
Lazard Retirement Series, Inc.
Emerging Markets Equity
Legg Mason Partners Variable
Portfolio I, Inc.
Legg Mason ClearBridge Variable Large Cap Value Class I
Legg Mason Western Assets Variable Global High Yield Bond
MFS Variable Insurance Trust
MFS High Yield Portfolio
MFS Investors Growth Stock(*)
MFS Investors Trust
MFS Mass Investors Growth Stock Series - Initial Class(*)
MFS New Discovery
MFS Total Return
MFS Utilities
MFS Value
Oppenheimer Variable Account Funds
Oppenheimer Conservative Balance Fund(*)
Oppenheimer Core Bond
Oppenheimer Discovery MidCap Growth
Oppenheimer Equity Income
Oppenheimer Global
Oppenheimer Global Strategic Income

Oppenheimer Variable Account Funds (continued)
Oppenheimer Main Street Small Cap
Oppenheimer Variable Account Funds (SS)
Oppenheimer Global (SS)
Panorama Series Fund, Inc.
Oppenheimer International Growth
PIMCO Variable Insurance Trust
Foreign Bond
Money Market
PIMCO Real Return
PIMCO Total Return
Putnam Variable Trust (Class IA)
VT High Yield (Class IA)
VT International Value Fund (Class IA)
Rydex Variable Trust
Guggenheim VT U.S. Long Short Equity Fund
T. Rowe Price Equity Series, Inc.
T. Rowe Price Blue Chip Growth
T. Rowe Price Equity Income
The Alger Portfolios
Alger Balanced Class I-2
Alger Capital Appreciation Class I-2
Alger Large Cap Growth Class I-2
Alger MidCap Growth Class I-2
The Universal Institutional Funds, Inc.
Morgan Stanley UIF Emerging Markets Class I
Morgan Stanley UIF Growth Class I
Morgan Stanley UIF U.S. Real Estate
Class I
Van Eck Worldwide Insurance Trust
Van Eck Worldwide Emerging Markets
Van Eck Worldwide Hard Assets
Van Eck Worldwide Multi-Manager Alternatives(*)
(*) See Note 2 for disclosure of changes in sub-accounts and to the names of funds during 2015.
The net assets are affected by the investment results of each Fund, transactions by policyholders and certain contract expenses (see Note 5). Policyholders’ interests consist of accumulation units of the sub-account. The accompanying financial statements include only policyholders’ purchase payments applicable to the variable portions of their policies and exclude any purchase payments directed by the policyholder to the “Fixed Account” in which the policyholders’ deposits are included in the Allstate New York general account assets and earn a fixed rate of return.
A policyholder may choose from among a number of different underlying mutual fund portfolio options. The underlying mutual fund portfolios are not available to the general public directly. These portfolios are available as investment options in variable annuity contracts or variable life insurance policies issued by life insurance companies, or in certain cases, through participation in certain qualified pension or retirement plans.
Some of these underlying mutual fund portfolios have been established by investment advisers that manage publicly traded mutual funds that have similar names and investment objectives. While some of the underlying

ALLSTATE LIFE OF NEW YORK VARIABLE LIFE SEPARATE ACCOUNT A
NOTES TO FINANCIAL STATEMENTS

mutual fund portfolios may be similar to and may in fact be modeled after publicly traded mutual funds, the underlying mutual fund portfolios are not otherwise directly related to any publicly traded mutual fund. Consequently, the investment performance of publicly traded mutual funds and any corresponding underlying mutual fund portfolios may differ substantially.
2.     Portfolio changes
The operations of the following sub-accounts were affected by the following changes that occurred during the year ended December 31, 2015:
The following sub-accounts were closed during the year ended December 31, 2015:

•	MFS Investors Growth Stock (Fund ceased operations on March 27, 2015)

•	Van Eck Worldwide Multi-Manager Alternatives (Fund ceased operations on June 3, 2015)

The following sub-account opened during the year ended December 31, 2015:

•	MFS Mass Investors Growth Stock Series - Initial Class (Fund launched on March 27, 2015)
The following sub-account changed its name during the year ended December 31, 2015:

Former name:	New name:
Oppenheimer Capital Income	Oppenheimer Conservative Balance Fund
3.    Summary of Significant Accounting Policies
The Account is an investment company and, accordingly, follows the investment company accounting and reporting guidance of the Financial Accounting Standards Board Accounting Standards Codification Topic 946 - Investment Companies, which is part of GAAP.
Investments – Investments consist of shares of the Funds and are stated at fair value based on the reported net asset values of each corresponding Fund, which in turn value their investment securities at fair value. The difference between cost and fair value of shares owned on the day of measurement is recorded as unrealized gain or loss on investments.
Dividends – Dividends declared by the Funds are recognized on the ex-dividend date.
Net Realized Gains and Losses – Net realized gains and losses on fund shares represent the difference between the proceeds from sales of shares of the Funds by the sub-accounts and the cost of such shares, which is determined on a weighted average basis, and realized gain distributions received from the underlying mutual fund portfolios. Transactions are recorded on a trade date basis. Distributions of net realized gains are recorded on the Funds’ ex-distribution date.
Federal Income Taxes – The Account intends to qualify as a segregated asset account as defined by the Internal Revenue Code of 1986 (“Code”). In order to qualify as a segregated asset account, each sub-account is required to satisfy the diversification requirements of Section 817(h) of the Code. The Code provides that the “adequately diversified” requirement may be met if the underlying investments satisfy either the statutory safe harbor test or diversification requirements set forth in regulations issued by the Secretary of the Treasury. The operations of the Account are included in the tax return of Allstate New York. Allstate New York is taxed as a life insurance company under the Code and joins with The Allstate Corporation and its eligible domestic subsidiaries in the filing of a consolidated federal income tax return. No income taxes are allocable to the Account. The Account had no liability for unrecognized tax benefits as of December 31, 2015. The Account believes that it is reasonably possible that the liability balance will not significantly increase within the next twelve months. No amounts have been accrued for interest or penalties related to unrecognized tax benefits.

ALLSTATE LIFE OF NEW YORK VARIABLE LIFE SEPARATE ACCOUNT A
NOTES TO FINANCIAL STATEMENTS

Use of Estimates – The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.
4.    Fair Value of Assets
Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The hierarchy for inputs used in determining fair value maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that observable inputs be used when available. Assets recorded on the Statements of Net Assets at fair value are categorized in the fair value hierarchy based on the observability of inputs to the valuation techniques as follows:

Level 1:	Assets whose values are based on unadjusted quoted prices for identical assets in an active market that the Account can access.
Level 2:    Assets whose values are based on the following:
(a) Quoted prices for similar assets in active markets;
(b) Quoted prices for identical or similar assets in markets that are not active; or
(c) Valuation models whose inputs are observable, directly or indirectly, for substantially the full term of the asset.

Level 3:
Assets whose values are based on prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. Unobservable inputs reflect the Account’s estimates of the assumptions that market participants would use in valuing the assets.

In determining fair value, the Account uses the market approach which generally utilizes market transaction data for the same or similar instruments. All investments during the reporting period consist of shares of the Funds that have daily quoted net asset values for identical assets that the sub-account can access and are categorized as Level 1. Net asset values for these actively traded Funds are obtained daily from the Funds’ managers. The Account’s policy is to recognize transfers of securities among the levels at the beginning of the reporting period.
5.    Expenses
Surrender charge – In the event the policy is surrendered, a withdrawal charge may be imposed. The charge is assessed if the policy is surrendered during a specified time, which ranges from 9 to 14 years depending upon the policy, and varies based upon several variables including the policyholder’s age and Account value at the time of surrender. This charge ranges from $3.32 to $49.00 per $1,000 of face amount. These amounts are included in payments on termination on the Statements of Changes in Net Assets.
Monthly Deductions – On each monthly deduction day (the same day in each month as the Issue Date, or the last day of the month if a month does not have that day), Allstate New York will deduct from the policy value an amount to cover certain charges and expenses incurred in connection with the policy. The monthly deduction is intended to compensate Allstate New York for expenses incurred in connection with the cost of insurance, mortality and expense risk charges, administrative expense charges, and policy fees. The monthly deductions are recognized as a redemption of units and are included in policy maintenance charge reported in the Statements of Changes in Net Assets. They are as follows:
Cost of Insurance – On all policies, Allstate New York charges each policyholder monthly for cost of insurance. The cost of insurance is determined based upon several variables, including the policyholder’s age and gender, the policy year, the face amount and the underwriting class.
Mortality and Expense Risk Charge – The mortality and expense risk charge covers insurance benefits available with the policies and certain expenses of the policies. It also covers the risk that the current charges will not be sufficient in the future to cover the cost of administering the policies. Allstate New York deducts charges daily at a rate ranging from 0.05% to 0.55% per annum of the net policy value and vary based on the policy year.

ALLSTATE LIFE OF NEW YORK VARIABLE LIFE SEPARATE ACCOUNT A
NOTES TO FINANCIAL STATEMENTS

Administrative Expense Charge – Allstate New York deducts an administrative expense charge on a monthly basis to cover expenses incurred in evaluating the insured person’s risk, issuing the policy, and sales expenses. The annual amount of this charge ranges from $0.09 to $2.50 per $1,000 of face amount depending upon the policy and the policy year.
Policy Fee – On all policies, Allstate New York deducts a policy fee on a monthly basis to cover expenses such as salaries, postage and periodic reports. This fee ranges from $10 to $15 per month depending upon the policy and the policy year.

ALLSTATE LIFE OF NEW YORK VARIABLE LIFE SEPARATE ACCOUNT A
NOTES TO FINANCIAL STATEMENTS

6.    Purchases of Investments
The cost of investments purchased during the year ended December 31, 2015 was as follows:

Purchases
Investments in the AllianceBernstein Fund Sub-Accounts:
VPS Growth and Income Class A	$3,625
VPS International Growth Class A	2,740
VPS International Value Class A	2,049
VPS Small Cap Growth Class A	8,001
VPS Small/Mid Cap Value Class A	853

Investments in the Deutsche Investments Variable Insurance Trust Sub-Accounts :
Deutsche Equity 500 Index VIP Class A	25,713
Deutsche Small Cap Index VIP Class A	9,139

Investments in the Deutsche Variable Series II Sub-Account:
Deutsche Global Income Builder VIP Class A	8,777

Investments in the Fidelity Variable Insurance Products Fund Sub-Accounts:
VIP Asset Manager	12,788
VIP Contrafund	121,897
VIP Emerging Markets	2,362
VIP Equity-Income	122,167
VIP Growth	62,472
VIP Growth & Income	8,466
VIP High Income	4,430
VIP Index 500	185,340
VIP Index 500 - Service Class	28,100
VIP Investment Grade Bond	37,807
VIP Mid Cap	10,554
VIP Money Market	110,430
VIP Overseas	21,963
VIP Real Estate	5,577
VIP Value Strategies	1,917

Investments in the Franklin Templeton Investments Sub-Accounts:
Franklin High Income VIP Fund Class 1	4,255
Franklin Income VIP Fund Class 1	2,951
Franklin Mutual Global Discovery VIP Fund Class 1	968
Franklin Mutual Shares VIP Fund Class 1	995
Franklin Small Cap Value VIP Fund Class 1	9,901
Franklin Small-Mid Cap Growth VIP Fund Class 1	5,932
Franklin Strategic Income VIP Fund Class 1	2,820
Franklin U.S. Government Securities VIP Fund Class 1	1,081
Templeton Global Bond VIP Fund Class 1	3,946

ALLSTATE LIFE OF NEW YORK VARIABLE LIFE SEPARATE ACCOUNT A
NOTES TO FINANCIAL STATEMENTS

6.    Purchases of Investments (continued):

Purchases
Investments in the Ibbotson Fund Sub-Accounts:
Aggressive Growth ETF Asset Allocation	$44,052
Balanced ETF Asset Allocation	60,869
Conservative ETF Asset Allocation	12,512
Growth ETF Asset Allocation	83,735
Income and Growth ETF Asset Allocation	31,342

Investments in the Invesco Funds Sub-Accounts:
Invesco V.I. American Franchise	10,979
Invesco V.I. American Value	1,645
Invesco V.I. Core Equity	4,171
Invesco V.I. Government Securities	5,985
Invesco V.I. Growth and Income Fund - Series I	61,557
Invesco V.I. High Yield	3,216
Invesco V.I. Mid Cap Core Equity	15,107
Invesco V.I. Value Opportunity	14,712

Investments in the Invesco Funds (Class II) Sub-Account:
Invesco V.I. Mid Cap Growth	7,861

Investments in the Janus Aspen Series Sub-Accounts:
Balanced	3,875
Enterprise	5,105
Flexible Bond	1,779
Forty Portfolio	36,721
Global Technology	3,347
Mid Cap Value	2,106
Overseas	5,303

Investments in the Janus Aspen Series (Service Shares) Sub-Accounts:
Balanced (Service Shares)	35,364
Global Research (Service Shares)	2,831
Mid Cap Value (Service Shares)	24,945
Overseas (Service Shares)	15,329

Investments in the Lazard Retirement Series, Inc. Sub-Account:
Emerging Markets Equity	3,868

Investments in the Legg Mason Partners Variable Portfolios I, Inc. Sub-Accounts:
Legg Mason ClearBridge Variable Large Cap Value Class I	16,357
Legg Mason Western Assets Variable Global High Yield Bond	16,546

ALLSTATE LIFE OF NEW YORK VARIABLE LIFE SEPARATE ACCOUNT A
NOTES TO FINANCIAL STATEMENTS

6.    Purchases of Investments (continued):

Purchases
Investments in the MFS Variable Insurance Trust Sub-Accounts:
MFS High Yield Portfolio	$9,357
MFS Investors Growth Stock (*)	5,506
MFS Investors Trust	3,142
MFS Mass Investors Growth Stock Series - Initial Class (*)	55,525
MFS New Discovery	14,125
MFS Total Return	14,692
MFS Utilities	16,214
MFS Value	9,656

Investments in the Oppenheimer Variable Account Funds Sub-Accounts:
Oppenheimer Conservative Balance Fund (*)	3,342
Oppenheimer Core Bond	899
Oppenheimer Discovery MidCap Growth	15,042
Oppenheimer Equity Income	2,036
Oppenheimer Global	2,440
Oppenheimer Global Strategic Income	1,594
Oppenheimer Main Street Small Cap	124,924

Investments in the Oppenheimer Variable Account Funds (SS) Sub-Account:
Oppenheimer Global (SS)	53,914

Investments in the Panorama Series Fund, Inc. Sub-Account:
Oppenheimer International Growth	18,583

Investments in the PIMCO Variable Insurance Trust Sub-Accounts:
Foreign Bond	5,673
Money Market	15,032
PIMCO Real Return	19,413
PIMCO Total Return	31,642

Investments in the Putnam Variable Trust (Class IA) Sub-Accounts:
VT High Yield (Class IA)	9,982
VT International Value Fund (Class IA)	3,234

Investments in the Rydex Variable Trust Sub-Account:
Guggenheim VT U.S. Long Short Equity Fund	2,734

Investments in the T. Rowe Price Equity Series, Inc. Sub-Accounts:
T. Rowe Price Blue Chip Growth	7,604
T. Rowe Price Equity Income	47,070

Investments in the The Alger Portfolios Sub-Accounts:
Alger Balanced Class I-2	839
Alger Capital Appreciation Class I-2	44,561
Alger Large Cap Growth Class I-2	42,960
Alger MidCap Growth Class I-2	20,235

(*) See Note 2 for disclosure of changes in sub-accounts and to the names of funds during 2015.

ALLSTATE LIFE OF NEW YORK VARIABLE LIFE SEPARATE ACCOUNT A
NOTES TO FINANCIAL STATEMENTS

6.    Purchases of Investments (continued):

Purchases
Investments in the The Universal Institutional Funds, Inc. Sub-Accounts:
Morgan Stanley UIF Emerging Markets Class I	$2,990
Morgan Stanley UIF Growth Class I	13,780
Morgan Stanley UIF U.S. Real Estate Class I	9,817

Investments in the Van Eck Worldwide Insurance Trust Sub-Accounts:
Van Eck Worldwide Emerging Markets	15,128
Van Eck Worldwide Hard Assets	9,988
Van Eck Worldwide Multi-Manager Alternatives (*)	1,377

$2,016,285

(*) See Note 2 for disclosure of changes in sub-accounts and to the names of funds during 2015.
7.    Financial Highlights
A summary of accumulation units outstanding, accumulation unit values, net assets, net investment income ratios, and total return ratios by sub-accounts is presented below for each of the five years in the period ended December 31, 2015.
Items in the following table are notated as follows:
* Investment Income Ratio - These amounts represent dividends, excluding realized gain distributions, received by the sub-account from the underlying mutual fund, net of management fees assessed by the Fund manager, divided by the average net assets. These ratios exclude those expenses that result in a reduction in the accumulation unit values or redemption of units. The recognition of investment income by the sub-account is affected by the timing of the declaration of dividends by the underlying mutual fund in which the sub-account invests. The investment income ratio for each product may differ due to the timing of policy transactions.
Sub-accounts with a date notation indicate the effective date of that investment option in the Account. Consistent with the total return the investment income ratio is calculated for the period or from the effective date through the end of the reporting period. The investment income ratio for closed funds is calculated from the beginning of period, or from the effective date, through the last day the fund was open. The investment income ratio is reported at zero when no dividend is received in the Sub-Account during the period or the net asset value at the end of the period is zero.
** Total Return - These amounts represent the total return for periods indicated, including changes in the value of the underlying Fund. The products currently sold through the Account do not contain expenses assessed through the reduction in the accumulation unit values. The ratio does not include any expenses assessed through the redemption of units. The total return is calculated as the change in the accumulation unit value during the reporting period, or the effective period if less than the reporting period, divided by the beginning of period accumulation unit value or the accumulation unit value on the effective date.

ALLSTATE LIFE OF NEW YORK VARIABLE LIFE SEPARATE ACCOUNT A
NOTES TO FINANCIAL STATEMENTS

7.    Financial Highlights (continued)

	Consultant Accumulator and Consultant Protector Policies
	At December 31,			For the year ended December 31,
	Accumulation Units	Accumulation Unit Value	Net Assets	Investment Income Ratio*	Total Return**

	Deutsche Investments Variable Insurance Trust - Deutsche Equity 500 Index VIP Class A
2015	4,799	$31.05	$148,997	1.66%	1.13%
2014	4,488	30.70	137,771	1.78	13.39
2013	4,717	27.07	127,698	1.78	31.93
2012	4,950	20.52	101,583	1.85	15.70
2011	6,008	17.74	106,565	1.56	1.83

	Deutsche Investments Variable Insurance Trust - Deutsche Small Cap Index VIP Class A
2015	1,607	35.96	57,756	1.05	-4.60
2014	1,809	37.69	68,175	0.94	4.74
2013	1,843	35.98	66,338	1.57	38.64
2012	2,117	25.95	54,952	0.97	16.25
2011	1,755	22.33	39,190	0.75	-4.41

	Deutsche Variable Series II - Deutsche Global Income Builder VIP Class A
2015	3,882	16.38	63,618	3.00	-1.44
2014	4,030	16.62	67,001	3.02	3.83
2013	3,795	16.01	60,758	2.07	16.63
2012	4,080	13.73	56,022	1.59	12.98
2011	4,065	12.15	49,398	1.77	-1.42

	Fidelity Variable Insurance Products Fund - VIP Asset Manager
2015	3,255	23.00	74,867	1.68	0.14
2014	3,021	22.97	69,393	1.43	5.83
2013	3,552	21.70	77,084	1.61	15.71
2012	3,534	18.76	66,281	1.64	12.48
2011	3,365	16.67	56,110	2.06	-2.56

	Fidelity Variable Insurance Products Fund - VIP Contrafund
2015	18,863	37.17	701,210	0.91	0.67
2014	26,133	36.93	964,990	0.98	11.94
2013	26,365	32.99	869,664	1.11	31.29
2012	26,201	25.13	658,318	1.41	16.42
2011	26,993	21.58	582,577	1.08	-2.53

	Fidelity Variable Insurance Products Fund - VIP Equity-Income
2015	23,582	25.34	597,488	3.30	-3.96
2014	23,241	26.38	613,172	2.87	8.72
2013	24,399	24.27	592,107	2.58	28.15
2012	25,519	18.94	483,261	3.26	17.31
2011	26,307	16.14	424,671	2.70	0.97

	Fidelity Variable Insurance Products Fund - VIP Growth
2015	26,958	25.50	687,352	0.26	7.17
2014	27,994	23.79	665,996	0.19	11.30
2013	30,053	21.38	642,390	0.29	36.34
2012	30,855	15.68	483,767	0.63	14.69
2011	31,971	13.67	437,057	0.40	0.20

ALLSTATE LIFE OF NEW YORK VARIABLE LIFE SEPARATE ACCOUNT A
NOTES TO FINANCIAL STATEMENTS

7.    Financial Highlights (continued)

	Consultant Accumulator and Consultant Protector Policies
	At December 31,			For the year ended December 31,
	Accumulation Units	Accumulation Unit Value	Net Assets	Investment Income Ratio*	Total Return**

	Fidelity Variable Insurance Products Fund - VIP Index 500
2015	30,259	$25.58	$774,149	1.85%	1.33%
2014	36,671	25.25	925,817	1.74	13.57
2013	33,418	22.23	742,871	1.93	32.24
2012	34,721	16.81	583,642	2.20	15.92
2011	35,110	14.50	509,158	2.13	2.04

	Fidelity Variable Insurance Products Fund - VIP Investment Grade Bond
2015	14,209	17.10	243,019	2.65	-0.60
2014	13,940	17.21	239,851	2.19	5.83
2013	14,651	16.26	238,188	2.46	-1.78
2012	13,733	16.55	227,300	2.35	5.90
2011	14,731	15.63	230,238	3.38	7.33

	Fidelity Variable Insurance Products Fund - VIP Money Market
2015	17,252	14.65	252,717	0.03	0.03
2014	15,589	14.64	228,288	0.01	0.01
2013	14,799	14.64	216,706	0.03	0.03
2012	15,354	14.64	224,760	0.13	0.14
2011	13,270	14.62	193,987	0.11	0.11

	Fidelity Variable Insurance Products Fund - VIP Overseas
2015	11,088	20.53	227,681	1.38	3.63
2014	11,743	19.81	232,695	1.39	-8.08
2013	11,329	21.56	244,219	1.39	30.44
2012	11,476	16.53	289,656	2.05	20.74
2011	11,558	13.69	158,197	1.58	-17.16

	Ibbotson Fund - Aggressive Growth ETF Asset Allocation
2015	—	N/A	—	1.58	N/A
2014	—	N/A	—	N/A	N/A
2013	—	N/A	—	N/A	N/A
2012	—	N/A	—	N/A	N/A
2011	—	N/A	—	1.35	-4.85

	Ibbotson Fund - Balanced ETF Asset Allocation
2015	977	17.22	16,825	1.81	-1.97
2014	877	17.56	15,406	1.49	4.79
2013	769	16.76	12,889	2.22	12.19

	Ibbotson Fund - Conservative ETF Asset Allocation
2015	—	N/A	—	1.53	N/A
2014	—	N/A	—	N/A	N/A
2013	—	N/A	—	N/A	N/A
2012	—	N/A	—	N/A	N/A
2011	—	N/A	—	1.17	3.42

ALLSTATE LIFE OF NEW YORK VARIABLE LIFE SEPARATE ACCOUNT A
NOTES TO FINANCIAL STATEMENTS

7.    Financial Highlights (continued)

	Consultant Accumulator and Consultant Protector Policies
	At December 31,			For the year ended December 31,
	Accumulation Units	Accumulation Unit Value	Net Assets	Investment Income Ratio*	Total Return**

	Ibbotson Fund - Growth ETF Asset Allocation
2015	846	$18.94	$16,028	1.69%	-2.22%
2014	966	19.37	18,715	1.29	4.85
2013	874	18.47	16,143	1.53	16.78
2012	780	15.82	12,341	1.76	13.24
2011	655	13.97	9,151	1.41	-3.50

	Invesco Funds - Invesco V. I. American Franchise (Fund launched on April 27, 2012)
2015	13,400	15.56	208,492	0.00	5.01
2014	14,569	14.82	215,867	0.04	8.44
2013	15,676	13.66	214,181	0.43	40.14
2012	17,330	9.75	168,964	0.00	-2.50

	Invesco Funds - Invesco V. I. Core Equity
2015	1,088	17.37	18,891	1.07	-5.77
2014	1,234	18.44	22,750	0.88	8.15
2013	1,179	17.05	20,099	1.44	29.25
2012	1,110	13.19	14,637	1.05	13.88
2011	1,048	11.58	12,136	0.99	-0.06

	Invesco Funds - Invesco V. I. Government Securities (Fund launched on April 29, 2011)
2015	3,955	11.14	44,063	2.26	0.34
2014	3,722	11.10	41,327	3.21	4.14
2013	3,569	10.66	38,053	3.57	-2.62
2012	3,288	10.95	36,003	3.39	2.48
2011	2,654	10.68	28,351	0.00	6.84

	Invesco Funds - Invesco V. I. Growth and Income Fund - Series I
2015	7,011	31.18	218,639	2.99	-3.06
2014	6,759	32.17	217,428	1.76	10.28
2013	6,709	29.17	195,702	1.54	34.08
2012	6,752	21.75	146,874	1.59	14.63
2011	6,712	18.98	127,364	1.34	-2.01

	Invesco Funds - Invesco V. I. High Yield (Fund launched on April 29, 2011)
2015	2,020	11.90	24,048	5.52	-3.17
2014	1,980	12.29	24,342	5.00	1.73
2013	2,035	12.08	24,591	5.00	7.01
2012	2,005	11.29	22,638	4.67	17.17
2011	2,997	9.64	28,883	0.00	-3.63

	Invesco Funds - Invesco V. I. Mid Cap Core Equity
2015	4,269	20.43	87,220	0.34	-4.03
2014	4,604	21.29	98,018	0.04	4.43
2013	4,704	20.39	95,896	0.73	28.81
2012	4,565	15.83	72,239	0.07	10.96
2011	4,504	14.26	64,236	0.29	-6.38

ALLSTATE LIFE OF NEW YORK VARIABLE LIFE SEPARATE ACCOUNT A
NOTES TO FINANCIAL STATEMENTS

7.    Financial Highlights (continued)

	Consultant Accumulator and Consultant Protector Policies
	At December 31,			For the year ended December 31,
	Accumulation Units	Accumulation Unit Value	Net Assets	Investment Income Ratio*	Total Return**

	Invesco Funds - Invesco V. I. Value Opportunity
2015	4,391	$14.82	$65,072	2.66%	-10.40%
2014	4,497	16.54	74,381	1.33	6.62
2013	5,047	15.51	78,297	1.47	33.75
2012	5,107	11.60	59,244	1.46	17.70
2011	6,175	9.85	60,855	0.92	-3.05

	Invesco Funds (Class II) - Invesco V. I. Mid Cap Growth
2015	2,307	24.54	56,634	0.00	1.04
2014	9,058	24.29	220,029	0.00	7.69
2013	9,954	22.56	224,533	0.22	36.60
2012	9,762	16.51	161,194	0.00	11.63
2011	9,626	14.79	142,397	0.00	-9.36

	Janus Aspen Series - Forty Portfolio
2015	2,797	31.45	87,970	0.00	12.22
2014	2,692	28.03	75,458	0.15	8.73
2013	2,593	25.78	66,837	0.70	31.23
2012	2,493	19.64	48,978	0.76	24.16
2011	2,418	15.82	38,255	0.40	-6.69

	Janus Aspen Series (Service Shares) - Balanced (Service Shares)
2015	10,523	28.25	297,274	1.66	0.41
2014	10,621	28.13	298,792	1.54	8.24
2013	10,225	25.99	265,744	1.35	19.80
2012	9,955	21.69	215,965	2.68	13.37
2011	9,443	19.14	180,683	2.27	1.35

	Janus Aspen Series (Service Shares) - Global Research (Service Shares)
2015	1,584	23.14	36,626	0.55	-2.53
2014	1,526	23.74	36,220	0.95	7.18
2013	1,517	22.15	33,591	1.09	28.08
2012	1,582	17.29	27,356	0.81	19.86
2011	2,115	14.43	30,520	0.48	-13.99

	Janus Aspen Series (Service Shares) - Mid Cap Value (Service Shares)
2015	5,075	24.22	122,934	1.02	-3.69
2014	5,279	25.15	132,766	1.25	8.44
2013	5,328	23.19	123,575	1.15	25.81
2012	5,204	18.44	95,942	0.87	10.79
2011	4,931	16.64	82,049	0.59	-2.98

	Janus Aspen Series (Service Shares) - Overseas (Service Shares)
2015	9,803	7.39	72,465	0.54	-8.80
2014	9,012	8.11	73,048	3.03	-12.10
2013	8,709	9.22	80,310	3.15	14.28
2012	9,536	8.07	76,950	0.62	13.18
2011	8,451	7.13	60,251	0.40	-32.34

ALLSTATE LIFE OF NEW YORK VARIABLE LIFE SEPARATE ACCOUNT A
NOTES TO FINANCIAL STATEMENTS

7.    Financial Highlights (continued)

	Consultant Accumulator and Consultant Protector Policies
	At December 31,			For the year ended December 31,
	Accumulation Units	Accumulation Unit Value	Net Assets	Investment Income Ratio*	Total Return**

	Lazard Retirement Series, Inc. - Emerging Markets Equity
2015	569	$41.52	$23,628	1.23%	-20.05%
2014	510	51.94	26,483	1.75	-4.64
2013	507	54.46	27,631	1.42	-1.24
2012	480	55.15	26,477	1.68	22.05
2011	480	45.19	21,674	1.77	-18.00

	Legg Mason Partners Variable Portfolios I, Inc - Legg Mason ClearBridge Variable Large Cap Value Class I
2015	6,152	22.28	137,071	1.49	-2.87
2014	6,319	22.94	144,933	2.92	11.71
2013	1,199	20.53	24,616	1.72	32.37
2012	1,179	15.51	18,290	2.42	16.50
2011	1,147	13.31	15,268	2.40	4.95

	Legg Mason Partners Variable Portfolios I, Inc - Legg Mason Western Asset Variable Global High Yield Bond
2015	4,784	18.67	89,322	6.23	-5.84
2014	4,986	19.83	98,874	7.13	-1.15
2013	5,387	20.06	108,071	6.14	6.27
2012	5,240	18.88	98,910	7.67	18.33
2011	5,043	15.95	80,450	8.23	1.71

	MFS Variable Insurance Trust - MFS High Yield Portfolio (Fund launched on August 16, 2013)
2015	4,794	10.24	49,109	7.24	-4.22
2014	5,047	10.69	53,969	5.54	2.81
2013	6,368	10.40	66,243	4.69	4.02

	MFS Variable Insurance Trust - MFS Investors Growth Stock (Fund ceased operations on March 27, 2015)
2015	—	23.61	—	1.69	1.35
2014	2,095	23.30	48,802	0.51	11.45
2013	2,098	20.90	43,849	0.62	30.29
2012	2,032	16.04	32,607	0.45	16.97
2011	2,070	13.71	28,392	0.55	0.58

	MFS Variable Insurance Trust - MFS Investors Trust
2015	649	23.40	15,184	0.95	0.22
2014	620	23.35	14,484	0.96	11.01
2013	579	21.03	12,162	1.15	32.05
2012	563	15.93	8,978	0.90	19.18
2011	543	13.36	7,262	0.94	-2.18

	MFS Variable Insurance Trust - MFS Mass Investors Growth Stock Series - Initial Class (Fund launched on March 27, 2015)
2015	4,819	9.86	47,513	1.00	-1.40

ALLSTATE LIFE OF NEW YORK VARIABLE LIFE SEPARATE ACCOUNT A
NOTES TO FINANCIAL STATEMENTS

7.    Financial Highlights (continued)

	Consultant Accumulator and Consultant Protector Policies
	At December 31,			For the year ended December 31,
	Accumulation Units	Accumulation Unit Value	Net Assets	Investment Income Ratio*	Total Return**

	MFS Variable Insurance Trust - MFS New Discovery
2015	3,462	$41.41	$143,353	0.00%	-1.89%
2014	7,095	42.21	299,458	0.00	-7.26
2013	7,122	45.51	324,146	0.00	41.52
2012	7,666	32.16	246,532	0.00	21.22
2011	7,444	26.53	197,474	0.00	-10.27

	MFS Variable Insurance Trust - MFS Total Return
2015	3,016	27.70	83,543	2.67	-0.37
2014	2,824	27.80	78,518	2.09	8.50
2013	3,272	25.62	83,835	1.78	19.05
2012	3,360	21.52	72,323	2.66	11.26
2011	3,390	19.35	65,584	2.68	1.77

	MFS Variable Insurance Trust - MFS Utilities
2015	1,253	47.42	59,394	4.40	-14.52
2014	1,261	55.47	69,946	2.31	12.73
2013	1,432	49.21	70,434	2.40	20.52
2012	1,499	40.83	61,200	6.45	13.48
2011	2,054	35.98	73,896	3.33	6.78

	MFS Variable Insurance Trust - MFS Value
2015	2,400	25.11	60,268	2.36	-0.74
2014	2,242	25.30	56,724	1.82	10.51
2013	3,364	22.89	77,021	1.48	35.89
2012	3,902	16.85	65,737	1.62	16.26
2011	3,757	14.49	54,442	1.53	-0.30

	Oppenheimer Variable Account Funds - Oppenheimer Discovery MidCap Growth
2015	5,818	20.17	117,330	0.00	6.61
2014	6,030	18.92	114,077	0.00	5.78
2013	6,351	17.88	113,572	0.01	35.98
2012	6,367	13.15	83,731	0.00	16.45
2011	5,706	11.29	64,441	0.00	1.10

	Oppenheimer Variable Account Funds - Oppenheimer Main Street Small Cap
2015	13,774	41.22	567,812	0.90	-5.90
2014	14,011	43.81	613,814	0.84	11.93
2013	14,848	39.14	581,117	0.91	41.01
2012	15,105	27.75	419,241	0.59	17.99
2011	15,500	23.52	364,624	0.59	-2.21

	Oppenheimer Variable Account Funds (SS) - Oppenheimer Global (SS)
2015	14,876	23.84	354,604	1.12	3.67
2014	15,222	22.99	349,994	0.84	2.06
2013	15,993	22.53	360,308	1.20	26.99
2012	16,658	17.74	295,523	1.88	20.95
2011	16,272	14.67	238,675	1.04	-8.53

ALLSTATE LIFE OF NEW YORK VARIABLE LIFE SEPARATE ACCOUNT A
NOTES TO FINANCIAL STATEMENTS

7.    Financial Highlights (continued)

	Consultant Accumulator and Consultant Protector Policies
	At December 31,			For the year ended December 31,
	Accumulation Units	Accumulation Unit Value	Net Assets	Investment Income Ratio*	Total Return**

	Panorama Series Fund, Inc. - Oppenheimer International Growth
2015	1,623	$42.99	$69,787	0.85%	3.43%
2014	3,253	41.57	135,221	1.18	-7.22
2013	3,155	44.80	141,359	1.31	25.87
2012	3,132	35.59	111,466	1.44	22.22
2011	3,157	29.12	91,942	0.95	-7.16

	PIMCO Variable Insurance Trust - Foreign Bond
2015	2,431	20.80	50,566	3.14	0.29
2014	2,394	20.74	49,645	1.80	11.17
2013	2,446	18.65	45,629	1.90	0.50
2012	2,812	18.56	52,178	2.30	10.86
2011	2,833	16.74	47,426	2.09	6.77

	PIMCO Variable Insurance Trust - Money Market
2015	11,578	11.74	135,944	0.01	0.02
2014	11,459	11.74	134,519	0.01	0.01
2013	10,641	11.74	124,894	0.06	0.06
2012	11,052	11.73	129,658	0.06	0.06
2011	10,871	11.72	127,446	0.06	0.06

	PIMCO Variable Insurance Trust - PIMCO Real Return
2015	6,289	16.23	102,083	4.16	-2.71
2014	6,536	16.68	109,041	1.47	3.89
2013	6,313	16.06	101,380	1.88	-9.91
2012	5,277	17.83	94,058	1.05	8.76
2011	5,072	16.39	83,121	2.13	11.68

	PIMCO Variable Insurance Trust - PIMCO Total Return
2015	9,578	20.46	195,977	5.05	0.45
2014	9,433	20.37	192,141	2.26	4.45
2013	8,935	19.50	174,241	2.23	-2.11
2012	8,295	19.92	165,272	2.63	9.61
2011	8,448	18.17	153,532	2.63	3.61

	Putnam Variable Trust (Class IA) - VT High Yield (Class IA)
2015	2,514	25.57	64,273	7.02	-5.14
2014	2,544	26.95	68,567	6.13	1.91
2013	2,376	26.45	62,842	7.23	8.10
2012	2,519	24.47	61,646	7.64	16.34
2011	2,409	21.03	50,668	8.10	1.85

	Putnam Variable Trust (Class IA) - VT International Value Fund (Class IA)
2015	851	24.13	20,506	0.59	-1.71
2014	3,479	24.55	85,382	1.54	-9.29
2013	3,418	27.06	92,505	2.66	22.63
2012	3,545	22.07	78,212	2.94	21.80
2011	3,296	18.12	59,712	2.89	-13.52

ALLSTATE LIFE OF NEW YORK VARIABLE LIFE SEPARATE ACCOUNT A
NOTES TO FINANCIAL STATEMENTS

7.    Financial Highlights (continued)

	Consultant Accumulator and Consultant Protector Policies
	At December 31,			For the year ended December 31,
	Accumulation Units	Accumulation Unit Value	Net Assets	Investment Income Ratio*	Total Return**

	Rydex Variable Trust - Guggenheim VT U.S. Long Short Equity Fund
2015	1,346	$23.56	$31,711	0.00%	1.26%
2014	1,427	23.27	33,202	0.00	2.79
2013	1,421	22.64	32,170	0.00	17.46
2012	1,355	19.27	26,118	0.00	4.43
2011	1,236	18.45	22,818	0.00	-6.56

	T. Rowe Price Equity Series, Inc. - T. Rowe Price Blue Chip Growth
2015	7,020	27.93	196,063	0.00	11.05
2014	7,926	25.15	199,316	0.00	9.17
2013	8,637	23.03	198,961	0.03	41.15
2012	8,629	16.32	140,821	0.16	18.26
2011	8,672	13.80	119,668	0.00	1.52

	T. Rowe Price Equity Series, Inc. - T. Rowe Price Equity Income
2015	13,073	28.72	375,435	1.82	-6.85
2014	13,974	30.83	430,833	1.75	7.38
2013	14,273	28.71	409,846	1.58	29.72
2012	14,150	22.14	313,209	2.21	17.15
2011	13,429	18.89	253,733	1.76	-0.71

	The Alger Portfolios - Alger Capital Appreciation Class I-2
2015	4,622	46.29	213,908	0.08	6.19
2014	5,180	43.59	225,805	0.09	13.75
2013	5,343	38.32	204,771	0.37	35.19
2012	5,662	28.35	160,497	1.11	18.30
2011	5,553	23.96	133,058	0.11	-0.30

	The Alger Portfolios - Alger Large Cap Growth Class I-2
2015	9,564	24.46	233,914	0.00	1.72
2014	10,320	24.04	248,120	0.16	10.99
2013	10,783	21.66	233,589	0.79	35.08
2012	11,301	16.04	181,220	1.19	9.87
2011	11,024	14.60	160,913	1.00	-0.35

	The Alger Portfolios - Alger MidCap Growth Class I-2
2015	9,051	34.10	308,612	0.00	-1.56
2014	9,555	34.64	330,967	0.00	8.01
2013	9,677	32.07	310,350	0.33	35.84
2012	10,263	23.61	242,264	0.00	16.21
2011	10,010	20.32	203,354	0.33	-8.27

	The Universal Institutional Funds, Inc. - Morgan Stanley UIF Growth Class I
2015	2,158	32.45	70,026	0.00	12.24
2014	2,104	28.91	60,823	0.00	6.36
2013	2,173	27.18	59,074	0.44	48.07
2012	2,179	18.36	40,007	0.00	14.38
2011	2,365	16.05	37,951	0.11	-2.80

ALLSTATE LIFE OF NEW YORK VARIABLE LIFE SEPARATE ACCOUNT A
NOTES TO FINANCIAL STATEMENTS

7.    Financial Highlights (continued)

	Consultant Accumulator and Consultant Protector Policies
	At December 31,			For the year ended December 31,
	Accumulation Units	Accumulation Unit Value	Net Assets	Investment Income Ratio*	Total Return**

	The Universal Institutional Funds, Inc. - Morgan Stanley UIF U.S. Real Estate Class I
2015	2,931	$44.10	$129,246	1.32%	2.17%
2014	2,846	43.17	122,837	1.44	29.72
2013	2,860	33.28	95,174	1.12	2.05
2012	2,934	32.61	95,678	0.89	15.84
2011	3,146	28.15	88,574	0.85	5.92

	Van Eck Worldwide Insurance Trust - Van Eck Worldwide Emerging Markets
2015	3,586	28.43	101,949	0.56	-13.99
2014	3,502	33.06	115,762	0.51	-0.41
2013	3,733	33.19	123,900	1.44	12.02
2012	3,570	29.63	105,779	0.00	29.81
2011	3,443	22.83	78,589	1.02	-25.74

	Van Eck Worldwide Insurance Trust - Van Eck Worldwide Hard Assets
2015	1,456	19.54	28,450	0.04	-33.45
2014	1,987	29.36	58,329	0.10	-19.10
2013	1,894	36.29	68,747	0.66	10.53
2012	1,975	32.84	64,853	0.63	3.39
2011	1,749	31.76	55,551	1.17	-16.45

	Van Eck Worldwide Insurance Trust - Van Eck Worldwide Multi-Manager Alternatives (Fund ceased operations on June 3, 2015)
2015	—	11.99	—	0.00	-0.31
2014	1,287	12.03	15,479	0.00	-1.07
2013	1,314	12.16	15,974	0.00	5.05
2012	1,229	11.57	14,215	0.00	1.33
2011	1,196	11.42	13,655	0.85	-2.27

ALLSTATE LIFE OF NEW YORK VARIABLE LIFE SEPARATE ACCOUNT A
NOTES TO FINANCIAL STATEMENTS

7.    Financial Highlights (continued)

	Total Accumulator Policies

	At December 31,			For the year ended December 31,
	Accumulation Units	Accumulation Unit Value	Net Assets	Investment Income Ratio*	Total Return**

	AllianceBernstein Fund - VPS Growth and Income Class A
2015	811	$16.54	$13,409	1.47%	1.70%
2014	676	16.26	11,003	1.33	9.54
2013	610	14.85	9,056	1.26	34.96
2012	517	11.00	5,688	1.74	17.52
2011	444	9.36	4,153	1.25	6.32

	AllianceBernstein Fund - VPS International Growth Class A
2015	2,180	8.88	19,369	0.36	-1.87
2014	2,025	9.05	18,335	0.00	-1.19
2013	1,806	9.16	16,550	1.04	13.60
2012	1,522	8.07	12,283	1.78	15.54
2011	1,289	6.98	9,002	3.20	-15.85

	AllianceBernstein Fund - VPS International Value Class A
2015	2,059	7.42	15,274	2.69	2.59
2014	1,925	7.23	13,921	4.18	-6.21
2013	1,485	7.71	11,446	6.68	23.00
2012	1,230	6.27	7,706	2.01	14.53
2011	771	5.47	4,219	5.27	-19.25

	AllianceBernstein Fund - VPS Small Cap Growth Class A
2015	973	20.06	19,527	0.00	-1.25
2014	825	20.31	16,760	0.00	-1.81
2013	815	20.69	16,854	0.00	45.66
2012	723	14.20	10,275	0.00	15.02
2011	656	12.35	8,105	0.00	4.46

	AllianceBernstein Fund - VPS Small/Mid Cap Value Class A
2015	102	17.60	1,800	0.83	-5.49
2014	89	18.62	1,658	0.73	9.20
2013	74	17.05	1,268	0.60	38.06
2012	69	12.35	841	0.57	18.75
2011	52	10.40	537	0.43	-8.39

	Fidelity Variable Insurance Products Fund - VIP Contrafund
2015	2,719	16.17	43,951	0.91	0.67
2014	2,665	16.06	42,796	0.98	11.94
2013	2,701	14.34	38,749	1.11	31.29
2012	2,317	10.93	25,321	1.41	16.42
2011	1,735	9.39	16,287	1.08	-2.53

	Fidelity Variable Insurance Products Fund - VIP Emerging Markets
2015	530	9.79	5,189	0.60	-9.97
2014	491	10.88	5,344	0.45	1.38
2013	288	10.73	3,086	0.68	3.85
2012	309	10.33	3,192	1.10	14.37
2011	282	9.03	2,546	1.37	-21.01

ALLSTATE LIFE OF NEW YORK VARIABLE LIFE SEPARATE ACCOUNT A
NOTES TO FINANCIAL STATEMENTS

7.    Financial Highlights (continued)

	Total Accumulator Policies

	At December 31,			For the year ended December 31,
	Accumulation Units	Accumulation Unit Value	Net Assets	Investment Income Ratio*	Total Return**

	Fidelity Variable Insurance Products Fund - VIP Equity-Income
2015	2,549	$13.98	$35,640	3.30%	-3.96%
2014	2,435	14.56	35,450	2.87	8.72
2013	2,173	13.39	29,118	2.58	28.15
2012	1,835	10.45	19,175	3.26	17.31
2011	1,487	8.91	13,244	2.70	0.97

	Fidelity Variable Insurance Products Fund - VIP Growth
2015	3,040	17.06	51,866	0.26	7.17
2014	3,149	15.92	50,120	0.19	11.30
2013	2,887	14.30	41,294	0.29	36.34
2012	2,471	10.49	25,920	0.63	14.69
2011	2,253	9.15	20,609	0.40	0.20

	Fidelity Variable Insurance Products Fund - VIP Growth & Income
2015	1,681	15.46	25,983	2.36	-2.27
2014	1,394	15.82	22,053	1.60	10.47
2013	1,768	14.32	25,322	1.95	33.56
2012	1,605	10.72	17,203	2.88	18.56
2011	1,260	9.04	11,397	2.18	1.61

	Fidelity Variable Insurance Products Fund - VIP High Income
2015	860	14.89	12,790	6.44	-3.63
2014	934	15.45	14,422	4.91	1.16
2013	1,335	15.27	20,395	6.47	5.95
2012	1,064	14.41	15,338	7.32	14.23
2011	770	12.62	9,721	9.47	4.03

	Fidelity Variable Insurance Products Fund - VIP Index 500 - Service Class
2015	8,890	16.97	150,873	1.81	1.24
2014	10,162	16.76	170,361	1.70	13.46
2013	8,682	14.78	128,293	2.00	32.11
2012	6,634	11.18	74,202	2.54	15.81
2011	3,884	9.66	37,515	2.22	1.93

	Fidelity Variable Insurance Products Fund - VIP Investment Grade Bond
2015	2,762	14.06	38,826	2.65	-0.60
2014	2,755	14.14	38,958	2.19	5.83
2013	2,628	13.36	35,120	2.46	-1.78
2012	2,212	13.61	30,097	2.35	5.90
2011	1,082	12.85	13,901	3.38	7.33

	Fidelity Variable Insurance Products Fund - VIP Mid Cap
2015	2,057	16.78	34,503	0.53	-1.39
2014	1,950	17.01	33,169	0.26	6.29
2013	1,991	16.01	31,856	0.57	36.23
2012	1,573	11.75	18,478	0.78	14.83
2011	1,007	10.23	10,299	0.36	-10.61

ALLSTATE LIFE OF NEW YORK VARIABLE LIFE SEPARATE ACCOUNT A
NOTES TO FINANCIAL STATEMENTS

7.    Financial Highlights (continued)

	Total Accumulator Policies

	At December 31,			For the year ended December 31,
	Accumulation Units	Accumulation Unit Value	Net Assets	Investment Income Ratio*	Total Return**

	Fidelity Variable Insurance Products Fund - VIP Money Market
2015	5,084	$10.31	$52,404	0.03%	0.03%
2014	4,280	10.30	44,107	0.01	0.01
2013	3,672	10.30	37,836	0.03	0.03
2012	3,421	10.30	35,234	0.13	0.14
2011	2,524	10.29	25,964	0.11	0.11

	Fidelity Variable Insurance Products Fund - VIP Real Estate
2015	1,071	16.92	18,134	2.16	3.71
2014	862	16.32	14,071	1.35	30.18
2013	1,645	12.54	20,628	2.02	1.82
2012	1,357	12.31	16,709	1.70	18.57
2011	1,010	10.38	10,490	1.46	8.09

	Fidelity Variable Insurance Products Fund - VIP Value Strategies
2015	355	16.17	5,740	1.15	-2.99
2014	376	16.67	6,266	1.14	6.80
2013	328	15.61	5,119	0.87	30.49
2012	396	11.96	4,736	0.68	27.28
2011	324	9.40	3,049	1.29	-8.81

	Franklin Templeton Investments - Franklin High Income VIP Fund Class 1
2015	703	14.69	10,326	6.25	-8.88
2014	640	16.12	10,323	8.45	0.21
2013	1,028	16.08	16,518	7.91	8.17
2012	792	14.87	11,783	4.64	15.94
2011	1,204	12.82	15,445	6.30	4.63

	Franklin Templeton Investments - Franklin Income VIP Fund Class 1
2015	944	13.87	13,088	4.24	-6.84
2014	1,063	14.89	15,824	4.62	4.92
2013	761	14.19	10,804	6.07	14.18
2012	527	12.43	6,560	6.83	12.91
2011	380	11.01	4,186	6.31	2.71

	Franklin Templeton Investments - Franklin Mutual Global Discovery VIP Fund Class 1
2015	161	15.03	2,429	3.22	-3.39
2014	120	15.56	1,871	1.98	5.98
2013	134	14.68	1,962	2.83	27.95
2012	125	11.48	1,438	3.19	13.63
2011	91	10.10	921	2.33	-2.73

	Franklin Templeton Investments - Franklin Mutual Shares VIP Fund Class 1
2015	273	13.98	3,818	3.36	-4.69
2014	267	14.66	3,921	2.32	7.38
2013	245	13.66	3,347	2.39	28.53
2012	215	10.62	2,276	2.19	14.61
2011	222	9.27	2,057	2.69	-0.79

ALLSTATE LIFE OF NEW YORK VARIABLE LIFE SEPARATE ACCOUNT A
NOTES TO FINANCIAL STATEMENTS

7.    Financial Highlights (continued)

	Total Accumulator Policies

	At December 31,			For the year ended December 31,
	Accumulation Units	Accumulation Unit Value	Net Assets	Investment Income Ratio*	Total Return**

	Franklin Templeton Investments - Franklin Small Cap Value VIP Fund Class 1
2015	2,077	$16.02	$33,269	0.90%	-7.18%
2014	1,853	17.26	31,981	0.83	0.88
2013	1,700	17.11	29,087	1.57	36.50
2012	1,657	12.53	20,776	1.02	18.75
2011	1,449	10.56	15,299	0.88	-3.53

	Franklin Templeton Investments - Franklin Small-Mid Cap Growth VIP Fund Class 1
2015	742	17.33	12,842	0.00	-2.44
2014	806	17.76	14,307	0.00	7.78
2013	726	16.48	11,970	0.00	38.50
2012	643	11.90	7,644	0.00	11.12
2011	526	10.71	5,632	0.00	-4.59

	Franklin Templeton Investments - Franklin Strategic Income VIP Fund Class 1
2015	450	14.41	6,479	6.86	-3.62
2014	376	14.95	5,620	4.68	2.12
2013	486	14.64	7,117	5.36	3.52
2012	260	14.14	3,687	6.07	13.12
2011	241	12.50	3,017	6.03	2.78

	Franklin Templeton Investments - Franklin U.S. Government Securities VIP Fund Class 1
2015	1,246	12.70	15,823	2.63	0.71
2014	1,314	12.61	16,575	2.89	3.64
2013	1,306	12.17	15,897	2.93	-1.99
2012	1,248	12.42	15,503	0.91	2.12
2011	230	12.16	2,799	3.34	5.96

	Franklin Templeton Investments - Templeton Global Bond VIP Fund Class 1
2015	1,415	15.79	22,342	7.73	-4.10
2014	1,358	16.47	22,358	4.86	2.12
2013	1,504	16.12	24,246	4.71	1.89
2012	1,391	15.82	22,027	3.34	15.31
2011	396	13.72	5,437	5.74	-0.61

	Ibbotson Fund - Aggressive Growth ETF Asset Allocation
2015	12,152	12.73	154,749	1.58	-2.65
2014	10,261	13.08	134,215	1.21	4.74
2013	9,419	12.49	117,622	1.44	18.53
2012	7,267	10.54	76,564	1.61	14.46
2011	4,822	9.21	44,387	1.35	-4.85

	Ibbotson Fund - Balanced ETF Asset Allocation
2015	17,952	13.06	234,361	1.81	-1.97
2014	15,386	13.32	204,897	1.49	4.79
2013	13,410	12.71	170,416	2.22	12.19
2012	5,981	11.33	67,755	1.94	11.00
2011	4,365	10.21	44,544	1.31	-0.56

ALLSTATE LIFE OF NEW YORK VARIABLE LIFE SEPARATE ACCOUNT A
NOTES TO FINANCIAL STATEMENTS

7.    Financial Highlights (continued)

	Total Accumulator Policies

	At December 31,			For the year ended December 31,
	Accumulation Units	Accumulation Unit Value	Net Assets	Investment Income Ratio*	Total Return**

	Ibbotson Fund - Conservative ETF Asset Allocation
2015	3,256	$12.36	$40,252	1.53%	-0.96%
2014	2,919	12.48	36,432	1.47	3.10
2013	2,109	12.11	25,529	1.72	2.77
2012	1,579	11.78	18,602	1.86	5.48
2011	1,015	11.17	11,338	1.17	3.42

	Ibbotson Fund - Growth ETF Asset Allocation
2015	20,632	13.02	268,535	1.69	-2.22
2014	16,875	13.31	224,626	1.29	4.85
2013	15,604	12.70	198,116	1.53	16.78
2012	12,593	10.87	136,908	1.76	13.24
2011	8,616	9.60	82,711	1.41	-3.50

	Ibbotson Fund - Income & Growth ETF Asset Allocation
2015	6,766	12.70	85,918	2.05	-1.52
2014	5,461	12.89	70,414	1.66	3.63
2013	3,991	12.44	49,659	1.94	7.58
2012	3,041	11.56	35,174	2.08	8.18
2011	2,160	10.69	23,096	1.29	1.37

	Invesco Funds - Invesco V. I. American Value
2015	221	16.42	3,630	0.29	-9.13
2014	250	18.07	4,514	0.48	9.75
2013	228	16.47	3,759	0.72	34.27
2012	192	12.26	2,359	0.80	17.31
2011	138	10.46	1,441	0.80	0.92

	Invesco Funds - Invesco V. I. Government Securities (Fund launched on April 29, 2011)
2015	—	N/A	—	2.26	N/A
2014	—	N/A	—	3.21	N/A
2013	—	N/A	—	3.57	N/A
2012	8	10.95	87	3.39	2.48
2011	37	10.68	397	0.00	6.84

	Invesco Funds - Invesco V. I Growth and Income Fund - Series I
2015	588	15.84	9,316	2.99	-3.06
2014	595	16.34	9,722	1.76	10.28
2013	1,180	14.82	17,481	1.54	34.08
2012	985	11.05	10,886	1.59	14.63
2011	642	9.64	6,191	1.34	-2.01

	Janus Aspen Series - Balanced
2015	680	17.22	11,712	1.85	0.62
2014	663	17.12	11,350	1.82	8.51
2013	773	15.78	12,195	1.31	20.15
2012	1,029	13.13	13,515	3.20	13.62
2011	848	11.56	9,804	2.51	1.64

ALLSTATE LIFE OF NEW YORK VARIABLE LIFE SEPARATE ACCOUNT A
NOTES TO FINANCIAL STATEMENTS

7.    Financial Highlights (continued)

	Total Accumulator Policies

	At December 31,			For the year ended December 31,
	Accumulation Units	Accumulation Unit Value	Net Assets	Investment Income Ratio*	Total Return**

	Janus Aspen Series - Enterprise
2015	789	$18.14	$14,300	0.85%	4.03%
2014	744	17.44	12,973	0.12	12.52
2013	1,039	15.50	16,101	0.52	32.38
2012	867	11.71	10,148	0.00	17.29
2011	633	9.98	6,322	0.00	-1.42

	Janus Aspen Series - Flexible Bond
2015	1,135	15.33	17,402	2.35	0.22
2014	1,084	15.29	16,580	3.51	4.94
2013	1,063	14.57	15,492	2.45	-0.14
2012	1,100	14.59	16,064	3.26	8.34
2011	231	13.47	3,116	4.48	6.74

	Janus Aspen Series - Forty Portfolio
2015	232	15.78	3,662	0.00	12.22
2014	190	14.07	2,675	0.15	8.73
2013	180	12.94	2,327	0.70	31.23
2012	150	9.86	1,468	0.76	24.16
2011	122	7.94	967	0.40	-6.69

	Janus Aspen Series - Global Technology
2015	492	19.97	9,813	0.00	4.85
2014	469	19.05	8,924	0.00	9.64
2013	671	17.37	11,654	0.00	35.76
2012	586	12.80	7,499	0.00	19.60
2011	612	10.70	6,547	0.00	-8.68

	Janus Aspen Series - Mid Cap Value
2015	351	15.77	5,536	1.27	-3.47
2014	267	16.33	4,362	1.08	8.77
2013	366	15.01	5,497	1.32	26.09
2012	270	11.91	3,216	1.10	11.14
2011	137	10.71	1,464	0.96	-2.64

	Janus Aspen Series - Overseas
2015	2,150	7.49	16,098	0.63	-8.59
2014	1,972	8.19	16,152	2.77	-11.87
2013	2,727	9.30	25,353	3.09	14.56
2012	2,350	8.11	19,068	0.72	13.47
2011	1,821	7.15	13,024	0.46	-32.17

	Oppenheimer Variable Account Funds - Oppenheimer Conservative Balance Fund
2015	959	11.20	10,752	1.98	0.83
2014	809	11.11	8,995	1.93	8.20
2013	728	10.27	7,481	2.39	13.17
2012	752	9.08	6,824	1.26	12.34
2011	632	8.08	5,102	1.83	0.72

ALLSTATE LIFE OF NEW YORK VARIABLE LIFE SEPARATE ACCOUNT A
NOTES TO FINANCIAL STATEMENTS

7.    Financial Highlights (continued)

	Total Accumulator Policies

	At December 31,			For the year ended December 31,
	Accumulation Units	Accumulation Unit Value	Net Assets	Investment Income Ratio*	Total Return**

	Oppenheimer Variable Account Funds - Oppenheimer Core Bond
2015	398	$9.61	$3,822	3.94%	0.96%
2014	328	9.52	3,118	5.04	7.27
2013	282	8.87	2,504	4.77	-0.10
2012	232	8.88	2,060	5.08	10.29
2011	194	8.05	1,560	4.29	8.27

	Oppenheimer Variable Account Funds - Oppenheimer Equity Income
2015	415	16.09	6,660	3.06	-9.58
2014	402	17.79	7,146	1.35	11.08
2013	618	16.02	9,907	1.41	28.93
2012	640	12.42	7,956	1.31	16.08
2011	466	10.70	4,988	0.94	-4.93

	Oppenheimer Variable Account Funds - Oppenheimer Global
2015	487	15.22	7,423	1.23	3.94
2014	414	14.65	6,066	1.13	2.29
2013	394	14.32	5,640	1.30	27.31
2012	320	11.25	3,599	1.97	21.26
2011	216	9.28	2,003	1.14	-8.29

	Oppenheimer Variable Account Funds - Oppenheimer Global Strategic Income
2015	350	13.06	4,554	5.98	-2.26
2014	321	13.36	4,284	4.29	2.84
2013	310	12.99	4,024	5.23	-0.13
2012	306	13.01	3,978	4.52	13.53
2011	118	11.46	1,350	2.46	0.85

	Oppenheimer Variable Account Funds - Oppenheimer Main Street Small Cap
2015	937	18.84	17,663	0.90	-5.90
2014	928	20.02	18,577	0.84	11.93
2013	1,324	17.89	23,688	0.91	41.01
2012	1,279	12.69	16,220	0.59	17.99
2011	1,104	10.75	11,865	0.59	-2.21

	Panorama Series Fund, Inc. - Oppenheimer International Growth
2015	1,892	13.05	24,699	0.85	3.43
2014	1,763	12.62	22,248	1.18	-7.22
2013	1,577	13.60	21,457	1.31	25.87
2012	1,499	10.81	16,200	1.44	22.22
2011	1,524	8.84	13,474	0.95	-7.16

	The Alger Portfolios - Alger Balanced Class I-2
2015	139	13.79	1,916	2.11	1.47
2014	103	13.59	1,399	2.01	9.43
2013	103	12.42	1,280	1.11	15.28
2012	117	10.78	1,269	0.72	6.23
2011	123	10.14	1,250	0.83	0.03

ALLSTATE LIFE OF NEW YORK VARIABLE LIFE SEPARATE ACCOUNT A
NOTES TO FINANCIAL STATEMENTS

7.    Financial Highlights (continued)

	Total Accumulator Policies

	At December 31,			For the year ended December 31,
	Accumulation Units	Accumulation Unit Value	Net Assets	Investment Income Ratio*	Total Return**

	The Alger Portfolios - Alger Capital Appreciation Class I-2
2015	951	$20.28	$19,280	0.08%	6.19%
2014	732	19.09	13,970	0.09	13.75
2013	962	16.78	16,141	0.37	35.19
2012	695	12.42	8,629	1.11	18.30
2011	463	10.50	4,859	0.11	-0.30

	The Alger Portfolios - Alger Large Cap Growth Class I-2
2015	554	16.28	9,012	0.00	1.72
2014	448	16.01	7,164	0.16	10.99
2013	404	14.42	5,826	0.79	35.08
2012	336	10.68	3,589	1.19	9.87
2011	491	9.72	4,772	1.00	-0.35

	The Alger Portfolios - Alger MidCap Growth Class I-2
2015	858	13.40	11,502	0.00	-1.56
2014	744	13.62	10,131	0.00	8.01
2013	662	12.61	8,349	0.33	35.84
2012	568	9.28	5,275	0.00	16.21
2011	913	7.99	7,292	0.33	-8.27

	The Universal Institutional Funds, Inc. - Morgan Stanley UIF Emerging Markets Class I
2015	1,617	7.71	12,467	0.83	-10.69
2014	1,309	8.64	11,305	0.41	-4.49
2013	1,221	9.04	11,042	1.17	-1.02
2012	959	9.14	8,763	0.00	19.95
2011	750	7.62	5,714	0.40	-18.22

	The Universal Institutional Funds, Inc. - Morgan Stanley UIF Growth Class I
2015	86	20.94	1,801	0.00	12.24
2014	118	18.65	2,198	0.00	6.36
2013	102	17.54	1,791	0.44	48.07
2012	93	11.84	1,100	0.00	14.38
2011	60	10.36	622	0.11	-2.80

PART C
OTHER INFORMATION

Item 26. FINANCIAL STATEMENTS AND EXHIBITS

(a)	Resolution of the Board of Directors of Allstate Life Insurance Company of New York authorizing establishment of the Allstate Life of New York Variable Life Separate Account A dated August 1, 1996./1

(b)	Not Applicable

(c)	(i) Form of Principal Underwriting Agreement. /2

(ii)	Form of Selling Agreement. /2

(iii)	Form of Schedule of Sales Commissions. /2

(d)	Form of the FutureVest Flexible Premium Variable Adjustable Life Policy and Riders. (filed herewith)

(e)	Form of Application for the FutureVest Flexible Premium Variable Adjustable Life Policy /3

(f)
Restated Certificate of Incorporation of Allstate Life Insurance Company of New York (Previously filed in Depositor's Form 10-K annual report dated March 30, 1999 and incorporated herein by reference).

(g)	Contracts of Reinsurance
(1) Amended and Restated Reinsurance Agreement by and between Allstate Assurance Company and Swiss Re
Life & Health America Inc.. (Filed herewith)

(2) Amended and Restated Reinsurance Agreement by and between Allstate Assurance Company and RGA
Reinsurance Company. (Filed herewith)

(h)	Fund Participation Agreements:

(1)	Participation Agreement between The Alger American Fund and Allstate Life Insurance Company of New York /1

(2)	Participation Agreement between AIM Variable Insurance Funds (Invesco Variable Insurance Products) and Allstate Life Insurance Company of New York /1

(3)	Participation Agreement between ALPS Variable Investment Trust and Allstate Life Insurance Company of New York /4

(4)	Participation Agreement between Fidelity(R) Variable Insurance Products and Allstate Life Insurance Company of New York /4

(5)	Participation Agreement between Janus Aspen Series and Allstate Life Insurance Company of New York /1

(i)	Administrative Contracts - Not Applicable

(j)	Other Material Contracts - Not Applicable

(k)	Opinion and Consent of Counsel (Filed herewith)

(l)	Actuarial Opinion and Consent /3

(m)	Sample Calculation /3

(n)	Other Consents:

(1)	Consent of Independent Registered Public Accounting Firm (filed herewith)

(o)	Omitted Financial Statements - Not Applicable

(p)	Initial Capital Arrangements - Not Applicable

(q)	Procedures Memorandum pursuant to Rule 6e-3(T)(b)(12)(ii). /3

(99)(a)
Form of Powers of Attorney for Maureen A. Buckley; Angela K. Fontana; Mary Jane Fortin; John R. Hurley; Mario Imbarrato; Harry R. Miller; Samuel H. Pilch; John R. Raben, Jr.; John P. Rugel; Phyllis Hill Slater; Matthew E. Winter (filed herewith)

/1 Incorporated by reference from Registration Statement on Form N-6 for Allstate Life of New York Variable Life Separate Account A, filed November 1, 2002 (File No. 333-100934).
/2 Incorporated by reference from Pre-Effective Amendment No. 1 to Registration Statement on Form N-6 for Allstate Life of New York Variable Life Separate Account A, File No. 333-100935, dated June 30, 2003.
/3 Incorporated by reference from Registration Statement on Form N-6 for Allstate Life of New York Variable Life Separate Account A, filed November 3, 2016 (File No. 333-214404).
/4 Incorporated by reference from Pre-Effective Amendment No. 2 to Registration Statement on Form N-6 for Allstate Life of New York Variable Life Separate Account A, filed April 25, 2008 (File No. 333-148225, 811-21250).

Item 27. EXECUTIVE OFFICERS AND DIRECTORS OF THE DEPOSITOR

NAME AND PRINCIPAL BUSINESS ADDRESS*	POSITION AND OFFICE WITH DEPOSITOR OF THE ACCOUNT
Buckley, Maureen A.	Director
Fontana, Angela K.	Director, Vice President, General Counsel and Secretary
Fortin, Mary Jane	Director, President and Chief Executive Officer
Hurley, John R.	Director
Imbarrato, Mario	Director, Vice President and Chief Financial Officer
Miller, Harry R.	Director, Senior Vice President and Chief Risk Officer
Pilch, Samuel H.	Director, Senior Group Vice President and Controller
Raben, Jr., John R.	Director
Rugel, P. John	Director and Senior Vice President
Slater, Phyllis Hill	Director
Winter, Matthew E.	Director and Chairman of the Board
Johnson, Gail W.	Chief Administrative Officer
Shebik, Steven E.	Executive Vice President and Chief Investment Officer
Flewellen, James M.	Senior Vice President
Harper, D. Scott	Senior Vice President and Assistant Treasurer
Merten, Jesse E.	Senior Vice President and Treasurer
Noll, P. Kelly	Senior Vice President and Chief Privacy Officer
Trudan, Dan E.	Senior Vice President
Andrew, Grant S.	Vice President
DeCoursey, Randal	Vice President
Miller, Merlin L.	Vice President and Illustration Actuary
Neely, Stephanie D.	Vice President and Assistant Treasurer
Nelson, Mary K.	Vice President
Prindiville, Mark Q.	Vice President and Investment Risk Manager
Resnick, Theresa M.	Vice President and Appointed Actuary
Gordon, Daniel G.	Assistant Secretary
Stultz, Elliot A.	Assistant Secretary
Willemsen, Lisette S.	Assistant Secretary
Fiarito, Frank R.	Assistant Treasurer
Helsdingen, Thomas H.	Assistant Treasurer
Lopez, Alma D.	Assistant Treasurer
Quadros, Cynthia I.	Assistant Treasurer
Kirchhoff, Tracy M.	Chief Compliance Officer
* The principal address of Ms. Buckley is 26 Huntleigh Drive, Loudonville, New York, 12211. The principal business address of Mr. Hurley, Esq. is 29 St. Agnes Lane, Loudonville, NY 12211. The principal business address of the other foregoing officers and directors is 3075 Sanders Road, Northbrook, Illinois 60062.
Item 28. PERSONS CONTROLLED BY OR UNDER COMMON CONTROL WITH THE DEPOSITOR OR REGISTRANT
See Annual Report on Form 10-K of the Allstate Corporation, File No. 1-11840, filed February 17, 2017.
Item 29: INDEMNIFICATION
The Articles of Incorporation of Allstate Life Insurance Company of New York (Depositor) provide for the indemnification of its directors and officers against expenses, judgments, fines and amounts paid in settlement as incurred by such person, so long as such person shall not have been adjudged to be liable for negligence or misconduct in the performance of a duty to the Company. This right of indemnity is not exclusive of other rights to which a director or officer may otherwise be entitled.
The By-Laws of ADLLC (Distributor) provide that the corporation will indemnify a director, officer, employee or agent of the corporation to the full extent of Delaware law. In general, Delaware law provides that a corporation may indemnify a director, officer, employee or agent against expenses, judgments, fines and amounts paid in settlement if that individual acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, and with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.
No indemnification shall be made for expenses, including attorney's fees, if the person shall have been judged to be liable to the corporation unless a court determines such person is entitled to such indemnity. Expenses incurred by such individual in defending any action or proceeding may be advanced by the corporation so long as the individual agrees to repay the corporation if it is later determined that he or she is not entitled to such indemnification.
Under the terms of the form of Underwriting Agreement, the Depositor agrees to indemnify the distributor for any liability that the latter may incur to a Policy Owner or party-in-interest under a Policy, (a) arising out of any act or omission in the course of or in connection with rendering services under such Agreement, or (b) arising out of the purchase, retention or surrender of a Policy; provided, that the Depositor will not indemnify the Distributor for any such liability that results from the latter's willful misfeasance, bad faith or gross negligence, or from the reckless disregard by the latter of its duties and obligations under the Underwriting Agreement.
Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the forgoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public Policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public Policy as expressed in the Act and will be governed by the final adjudication of such issue.
Item 30. PRINCIPAL UNDERWRITERS
Allstate Distributors, LLC, ("ADLLC") serves as principal underwriter and distributor of the Policies. ADLLC is a wholly-owned subsidiary of Allstate Life Insurance Company and an affiliate of Allstate Assurance Company. ADLLC is a registered broker dealer under the Securities and Exchange Act of 1934, as amended ("Exchange Act"), and is a member of FINRA.
Allstate Life Insurance Company of New York does not pay ADLLC any commission or other compensation. As stated in the SAI, under the underwriting agreement for the Policies, Allstate Life Insurance Company of New York reimburses ADLLC for expenses incurred in distributing the Policies, including liability arising from services Allstate Life Insurance Company of New York provides on the Policies.
ADLLC also serves as distributor for the Allstate Life Insurance Company of New York Variable Life Separate Account A, which is another separate account of Allstate Life Insurance Company of New York. In addition, ADLLC serves as the principal distributor of certain annuity and insurance products issued by the following companies and separate accounts, all of which are affiliates of ADLLC and Allstate Life Insurance Company of New York:
Allstate Financial Advisors Separate Account I
Allstate Life of New York Separate Account A
The following are the directors and officers of ADLLC. The principal business address of each of the officers and directors listed below is 3075 Sanders Road, Northbrook, IL 60062.

Name	Position with Distributor
Fontana, Angela K.	Manager and Assistant Secretary
Fortin, Mary Jane	Manager and Chairman of the Board
Imbarrato, Mario	Manager
Nelson, Mary K.	Manager and President
Rugel, P. John	Manager
Harper, D. Scott	Senior Vice President and Assistant Treasurer
Merten, Jesse E.	Senior Vice President and Assistant Treasurer
Noll, P. Kelly	Senior Vice President and Chief Privacy Officer
Goll, Marian	Vice President and Treasurer
Neely, Stephanie D.	Vice President and Assistant Treasurer
Reed, Allen R.	Vice President, General Counsel and Secretary
Goldstein, Dana	Chief Compliance Officer
Gordon, Daniel G.	Assistant Secretary
Willemsen, Lisette S.	Assistant Secretary
Item 31. LOCATION OF ACCOUNTS AND RECORDS
The Depositor, Allstate Life Insurance Company of New York, is located at 878 Veteran's Memorial Highway, Suite 400, Hauppauge, New York 11788 with additional mailing addresses and service center addresses in Nebraska. The Principal Underwriter, ADLLC, is located at 3075 Sanders Road, Northbrook, Illinois 60062.
Each company maintains those accounts and records required to be maintained pursuant to Section 31(a) of the Investment Company Act and the rules promulgated thereunder.
Item 32. MANAGEMENT SERVICES
None.
Item 33. REPRESENTATION OF REASONABLENESS OF FEES
Allstate Life Insurance Company of New York hereby represents that the aggregate fees and charges deducted under the Policy are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by Allstate Life Insurance Company of New York.

SIGNATURES
Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant, Allstate Life of New York Variable Life Separate Account A, certifies that it meets all of the requirements for effectiveness of this Registration Statement under Rule 485(b) under the Securities Act and has caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the Township of Northfield, State of Illinois, on the day of March 17, 2017.

ALLSTATE LIFE OF NEW YORK VARIABLE LIFE SEPARATE ACCOUNT A
(REGISTRANT)

BY: ALLSTATE LIFE INSURANCE COMPANY OF NEW YORK
(DEPOSITOR)

By: /s/ ANGELA K. FONTANA
Angela K. Fontana
Vice President, General Counsel and Secretary

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the day of March 17, 2017.

*/MATTHEW E. WINTER	Director and Chairman of the Board
Matthew E. Winter

*/MARY JANE FORTIN	Director, President and Chief Executive Officer (Principal Executive Officer)
Mary Jane Fortin

*/MAUREEN A. BUCKLEY	Director
Maureen A. Buckley

/s/ANGELA K. FONTANA	Director, Vice President, General Counsel and Secretary
Angela K. Fontana

*/JOHN R. HURLEY	Director
John R. Hurley

*/MARIO IMBARRATO	Director, Vice President and Chief Financial Officer (Principal Financial Officer)
Mario Imbarrato

*/HARRY R. MILLER	Director, Senior Vice President and Chief Risk Officer
Harry R. Miller

*/SAMUEL H. PILCH	Director, Senior Group Vice President and Controller (Principal Accounting Officer)
Samuel H. Pilch

*/JOHN R. RABEN, JR.	Director
John R. Raben, Jr.

*/PHYLLIS HILL SLATER	Director
Phyllis Hill Slater

*/P. JOHN RUGEL	Director and Senior Vice President
P. John Rugel
*/ By Angela K. Fontana, pursuant to Power of Attorney, filed herewith or previously filed.

EXHIBIT INDEX

EXHIBIT NO.	SEQUENTIAL PAGE NO.
26(d)	Form of the FutureVest Flexible Premium Variable Adjustable Life Policy and Riders
26(g)(1)	Amended and Restated Reinsurance Agreement by and between Allstate Assurance Company and Swiss Re Life & Health America Inc..
26(g)(2)	Amended and Restated Reinsurance Agreement by and between Allstate Assurance Company and RGA Reinsurance Company.
26(k)	Opinion and Consent of Counsel
26(n)(1)	Consent of Independent Registered Public Accounting Firm - Deloitte & Touche LLP
99(a)
Form of Powers of Attorney for Maureen A. Buckley; Angela K. Fontana; Mary Jane Fortin; John R. Hurley; Mario Imbarrato; Harry R. Miller; Samuel H. Pilch; John R. Raben, Jr.; John P. Rugel; Phyllis Hill Slater; Matthew E. Winter